This Draft Registration Statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

As confidentially submitted to the Securities and Exchange Commission on March 19, 2015.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________

FORM 20-F/A
Amendment No. 3

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended ______________

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report……………….. For the transition period from to

Commission File No.
________________________

MEDIGUS LTD.
(Exact name of Registrant as specified in its charter)
________________________
N/A	ISRAEL
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel
(Address of principal executive offices)

Avraham Ben-Tzvi
+972 72 2602211
+972 72 2602231 (facsimile)
7A Industrial Park, P.O. Box 3030,
Omer, 8496500, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

American Depository Shares each representing 50 ordinary shares, par value NIS 0.01 per share
Ordinary shares, par value NIS 0.01 per share*

* Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act:  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐     No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.

Yes ☐    No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐    No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.

Yes ☐    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statementsincluded in this filing.

U.S. GAAP  ☐
International Financial Reporting Standards as issued by the International Accounting Standards Board ☒
Other   ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company.

Yes ☐    No ☐

INTRODUCTION

Certain Definitions

In this annual report, unless the context otherwise requires:

●	references to “Medigus,” the “Company,” “us,” “we” and “our” refer to Medigus Ltd. (the “Registrant”), an Israeli company, and its consolidated subsidiary

●	references to “ordinary shares,” “our shares” and similar expressions refer to the Registrant’s Ordinary Shares, NIS 0.01 nominal (par) value per share

●	references to “ADS” refer to American Depositary Shares

●	references to “dollars,” “U.S. dollars” and “$” are to United States Dollars

●	references to “NIS” are to New Israeli Shekels, the Israeli currency

●	references to the “Companies Law” are to Israel’s Companies Law, 5759-1999, as amended

●	references to the “SEC” are to the United States Securities and Exchange Commission
●
References to MUSE™ refer to the trade name of an endoscopy system developed by the Company which is intended as a minimally invasive treatment for Gastroesophageal Reflux Disease (“GERD”). It should be noted that this term may refer to both versions of the system, according to the applicable context. MUSE™ II is second version of the MUSE™ system. The system was previously called “SRS.”

●
References to “endoscopy” are to a medical procedure which is used to diagnose or treat various diseases using an endoscope (a flexible tube which contains lighting features, imaging features and a system used to direct the endoscope within bodily systems)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this registration statement on Form 20-F may be deemed to be “forward-looking statements”. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, statements relating to the research, development and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

•	the overall global economic environment;
•	insufficient coverage or reimbursement from medical insurers;
•	the impact of competition and new technologies;
•	general market, political, reimbursement and economic conditions in the countries in which we operate;
•	projected capital expenditures and liquidity;
•	changes in our strategy;
•	government regulations and approvals;
•	changes in customers’ budgeting priorities;
•	litigation and regulatory proceedings; and
•
those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this registration statement on Form 20-F generally.

Readers are urged to carefully review and consider the various disclosures made throughout this registration statement on Form 20-F, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

In addition, the section of this registration statement on Form 20-F entitled “Item 4. Information on the Company” contains information obtained from independent industry and other sources that we have not independently verified. You should not put undue reliance on any forward-looking statements. Any forward-looking statements in this registration statement are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.	Directors and Senior Management

The following table lists the members of our board of directors. The business address for all directors is Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel.

Name	Position(s)
Dr. Nissim Darvish	Chairman of the Board of Directors
Christopher (Chris) Rowland	Chief Executive Officer, Director
Ori Hershkovitz	External Director
Efrat Venkert	External Director
Prof. Gabby Sarusi	External Director
Anat Naschitz	Director

The following table lists our executive officers. The business address for all of these executives is Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel.

Name	Position(s)
Christopher (Chris) Rowland	Chief Executive Officer, Director
Oded Yatzkan	Chief Financial Officer
Thomas A. Dempsey	VP U.S
Milena Ridl	VP Europe
Minelu (Menashe) Sonnenschein	VP Israel Operations
Yaron Silberman	VP Sales and Marketing
Avraham Ben-Tzvi	General Counsel and Company Secretary
Dr. Aviel Roy Shapira	Medical Director

For further details, see “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management.”

B.	Advisers

Not applicable.

C.	Auditors

Kesselman & Kesselman, an independent registered public accounting firm, a member firm of PricewaterhouseCoopers International Limited, audited our financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011. The address of Kesselman & Kesselman is 25 Ha'Mered Street, Tel Aviv 6812508, Israel.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following table sets forth our selected consolidated financial data for the periods ended and as of the dates indicated. The following selected historical consolidated financial data for our company should be read in conjunction with the historical financial information, “Item 5. Operational and Financial Review and Prospects” and other information provided elsewhere in this Registration Statement on Form 20-F and our consolidated financial statements and related notes. The selected consolidated financial data in this section is not intended to replace the consolidated financial statements and is qualified in its entirety thereby. In the opinion of our management, our unaudited consolidated financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of our financial position, results of operations and cash flows as of and for the periods indicated therein.

The selected consolidated statements of operations data for the years ended December 31, 2013, 2012 and 2011, and the selected consolidated balance sheet data as of December 31, 2013 and 2012, have been derived from our audited consolidated financial statements set forth elsewhere in this Annual Report on Form 20-F. The selected consolidated statements of operations data for the years ended December 31, 2010 and 2009, and the selected consolidated balance sheet data as of December 31, 2011, 2010 and 2009, have been derived from our audited consolidated financial statements not included in this Form 20-F.We derived the the selected consolidated financial data as of and for the nine months ended September 30, 2014 and September 30, 2013 from our unaudited consolidated financial statements included elsewhere in this Registration Statement on Form 20-F.
Our consolidated financial statements included in this prospectus were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and reported in NIS.

Consolidated Statements Of Operations Data:(1)	Year Ended December 31,						Nine Months Ended September 30,
	(in thousands, except share and per share data)
	NIS					U.S.$(1)	NIS		U.S.$(2)
	2009	2010	2011	2012	2013	2013	2013	2014	2014
Revenues	1,548	1,345	1,796	2,999	2,498	720	1,637	1,902	515
Cost of revenues	387	634	808	1,161	1,126	324	765	943	255
Gross Profit	1,161	711	988	1,838	1,372	396	872	959	260

Research and development, expenses net	7,636	9,438	9,031	7,752	8,180	2,357	5,320	10,461	2,831
Sales and marketing expenses	356	651	1,179	1,784	3,234	932	1,923	6,191	1,676
General and administrative expenses	4,180	4,801	4,802	4,694	6,877	1,981	5,157	5,440	1,472
Other income, net	288	957	221	214	666	192	646	942	255
Operating loss	(10,723)	(13,222)	(13,803)	(12,178)	(16,253)	(4,682)	(10,882)	(20,191)	(5,464)
Gain on adjusting warrants to fair value	453	144	-	-	11,544	3,326	6,311	1,463	396
Finance income (expenses) – net	(141)	(88)	(120)	(161)	(395)	(114)	(237)	1,176	318
Loss before income tax	(10,411)	(13,166)	(13,923)	(12,339)	(5,104)	(1470)	(4,808)	(17,552)	(4,750)
Income taxes	-	-	-	85	(85)	(24)	(85)	(10)	(3)
Net loss	(10,411)	(13,166)	(13,923)	(12,254)	(5,189)	(1,494)	(4,893)	(17,562)	(4,753)
Basic and diluted loss per ordinary share	(0.17)	(0.18)	(0.18)	(0.14)	(0.04)	(0.01)	(0.04)	(0.10)	(0.03)
Number of ordinary shares used in computing basic and diluted loss per ordinary share	60,813,922	70,713,381	75,151,307	86,983,591	130,199,164	130,199,164	121,108,340	176,479,804	176,479,804

(1)	Calculated using the exchange rate reported by the Bank of Israel for December 31, 2013 at the rate of one U.S. dollar per NIS 3.471.

(2)	Calculated using the exchange rate reported by the Bank of Israel for September 30, 2014 at the rate of one U.S. dollar per NIS 3.695.

As of December 31,						As of September 30
2009	2010	2011	2012	2013	2013	2013	2014	2014
NIS					$U.S.(1)	NIS		$U.S.(2)
(in thousands)

Balance Sheet Data:
Cash and cash equivalents	921	1,664	1,183	13,412	23,926	6,893	3,865	49,581	13,418
Short-term investments					8,073	2,326	9,087
Financial assets at fair value through profit or loss	9,922	11,806	7,355	1,080	7,958	2,293	7,967	7,996	2,164
Total assets	13,447	16,094	11,797	6,679	45,200	13,022	26,593	63,425	17,165
Total non-current liabilities	509	1,055	953	1,578	3,070	884	8,383	2,817	762
Accumulated deficit	(62,822)	(75,876)	(89,666)	(101,887)	(107,076)	(30,849)	(106,780)	(124,638)	(33,732)
Total shareholders’ equity	9,728	11,494	7,326	2,938	38,750	11,164	14,458	55,499	15,020

(1)	Calculated using the exchange rate reported by the Bank of Israel for December 31, 2013 at the rate of one U.S. dollar per NIS 3.471.

(2)	Calculated using the exchange rate reported by the Bank of Israel for December 31, 2014 at the rate of one U.S. dollar per NIS 3.695.

The following table sets forth information regarding the exchange rates of U.S. dollars per NIS for the periods indicated. Average rates are calculated by using the daily representative rates as reported by the Bank of Israel on the last day of each month during the periods presented.

	NIS per U.S. $
Year Ended December 31,	High	Low	Average	Period End
2014	3.994	3.402	3.577	3.889
2013	3.728	3.471	3.601	3.471
2012	4.028	3.715	3.844	3.733
2011	3.821	3.395	3.582	3.821
2010	3.875	3.549	3.732	3.549

   The following table sets forth the high and low daily representative rates for the NIS as reported by the Bank of Israel for each of the prior six months.

	NIS per U.S. $
Month	High	Low	Average	Period End
February 2015	3.966	3.844	3.892	3.966
January 2015	3.998	3.899	3.929	3.924
December 2014	3.994	3.889	3.935	3.889
November 2014	3.889	3.782	3.829	3.889
October 2014	3.793	3.644	3.736	3.784
September 2014	3.695	3.578	3.6271	3.695

B.	Capitalization and Indebtedness

The following table sets forth our consolidated capitalization as of September 30, 2014. This table should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included elsewhere in this Registration Statement on Form 20-F.

	As of September 30, 2014
	(NIS in thousands)	(U.S.$ in thousands)(1)
Stock warrants at fair value	2,570	696

Liability for employees benefits	247	67

Shareholders’ equity:

Ordinary shares	2,499	676

Share premium	170,270	46,081

Capital reserve for share-based payment transactions	2,483	672

Other reserves	2,057	557

Receipts on account of warrants	2,828	765

Accumulated loss	(124,638)	(33,732)
Total shareholder’s equity	55,499	15,020
Total capitalization (debt and equity)	63,425	17,165

(1)	Calculated using the exchange rate reported by the Bank of Israel for September 30, 2014 at the rate of one U.S. dollar per NIS 3.695.

C.	Reasons for the Offer and Use of Proceeds

Not applicable

D.	Risk Factors

You should carefully consider the risks described below, together with all of the other information in this Form 20-F. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of these risks actually occurs, our business and financial condition could suffer and the price of our shares could decline.

Risks Related to Our Business

We have a history of operating losses and expect to incur additional losses in the future

We have sustained losses in recent years, including an operating net loss of NIS 16,253 thousand for the year ended December 31, 2013. We anticipate that we are likely to continue to incur significant net losses for at least the next several years as we continue development of the MUSE™ system and potentially other products, expand our sales and marketing capabilities in the endoscopy-based products market, continue our commercialization of our MUSE™ system, expand its adoption and clinical implementation, and continue to develop the corporate infrastructure required to sell and market our products. Our losses have had, and will continue to have, an adverse effect on our shareholders’ equity and working capital. Any failure to achieve and maintain profitability would continue to have an adverse effect on our shareholders’ equity and working capital and could result in a decline in our share price or cause us to cease operations.

The future success of our business depends on our ability to continue to develop and obtain regulatory clearances or approvals for innovative and commercially successful products in our field, which we may be unable to do in a timely manner, or at all. Our success and ability to generate revenue or be profitable also depends on our ability to establish our sales and marketing force, generate product sales and control costs, all of which we may be unable to do.

We will need additional funding.  If we are unable to raise capital when needed, we may be forced to delay, reduce or eliminate our research, development and commercialization efforts

In August 2014, we closed a private equity placement for an aggregate of approximately $11.1 million. We believe our existing cash, cash equivalents, short-term investment balances, and interest income we earn on these balances, if any, will be sufficient to meet our anticipated cash requirements through at least the next twelve months. However, we will need to seek additional sources of funds, including selling additional equity or debt securities or entering into a credit facility, to achieve profitability. We may be unable to obtain additional financing, which, as a result, may require us to reduce the scope of, or delay or eliminate, some or all of our current and planned research, development and commercialization activities. We also may have to reduce marketing, customer service or other resources devoted to our products. Any of these factors could materially harm our business and results of operations. Even if we are able to continue to finance our business, the sale of additional equity or debt securities could result in dilution to our current shareholders or require us to grant a security interest in our assets. If we raise additional funds through the issuance of debt securities, these securities may have rights senior to those of our ordinary shares and could contain covenants that could restrict our operations. In addition, we may require additional capital beyond our currently forecasted amounts to achieve profitability. Any such required additional capital may not be available on reasonable terms, or at all.

The MUSE™ procedure currently does not have a specific reimbursement code.  Insufficient coverage or reimbursement from medical insurers to users of our products could harm our ability to market and commercialize our current and future products.

Our ability to successfully commercialize our products, and mainly the MUSE™ system, depends significantly on the availability of coverage and reimbursement for endoscopic procedures from third-party insurers, including governmental programs, as well as private insurance and private health plans. Reimbursement is a significant factor considered by hospitals, medical facilities and practitioners in determining whether to acquire and utilize new capital equipment or to implement new procedures such as our technology.

A reimbursement code has not yet been established in the United States or any country in Europe which specifically refers to fundoplication (a medical procedure involving wrapping the front wall of the stomach onto the esophagus) for the GERD treatment which is performed using an endoscopic procedure. So long as a specific code for this procedure has not been determined, we may make use of one or more existing codes which are suitable for products which are similar to the MUSE™ system, however,  to the best of our knowledge, reimbursement has not yet been received through existing codes with respect to endoscopic procedures for the treatment of GERD. We believe that the determination of a new reimbursement code may be conditional upon the publication or presentation of medical articles regarding our system, as well as results of trials or studies from procedures which are performed using our system. If a reimbursement code does not cover the procedures our products are designed for, our business,  financial condition and results of operations would be materially adversely affected. While a new code has been created by the American Medical Association, which we presently anticipate would be the code used for the MUSE™ system, the new code is not expected to take effect until 2016 and there can be no guarantee that it will apply to the MUSE™ system.

We depend on the success of a limited portfolio of products for our revenue, which could impair our ability to achieve profitability

Though we have plans for the development of additional natural orifice surgical products based on our technology including miniature cameras, flexible stapling and ultrasound, and while we currently derive most of our revenue from  the sale of miniature cameras and related imaging equipment, we plan to derive most of our revenue from product sales of our imaging equipment and our flagship MUSE ™ system and its future applications, and recurring sales of associated  products required to use the MUSE ™ system. Our future growth and success is dependent on the successful commercialization of the MUSE ™ system.  If we are unable to achieve increased commercial acceptance of the MUSE ™ system, obtain regulatory clearances or approvals for future products, or experience a decrease in the utilization of our product line or procedure volume, our revenue would be adversely affected.

We may encounter manufacturing issues during the assembly process of our flagship product

Due to the characteristics of the technologies on which the main parts of the MUSE™ system are manufactured, which include plastic and metal injection, sheet metals, laser welding and rubber vulcanization, using production tools such as molds, templates and jigs, in the event that parts are found which are inaccurate and/or which have been rendered defective and/or which have failed preliminary tests, we will be forced to repair the manufacturing tools and re-manufacture and/or re-order the parts, a process which will delay the production timetable. Furthermore, in the event that certain parts are not suitable, due to a situation whereby the manufacturing tools have not produced the part in the appropriate manner, it may be necessary to redesign and re-manufacture the manufacturing tool and to manufacture the parts rapidly and at additional cost.

Furthermore, if we are unable to satisfy commercial demand for our MUSE™ system due to our inability to assemble, test and deliver the system in compliance with applicable regulations, our business and financial results, including our ability to generate revenue, would be impaired, market acceptance of our products could be materially adversely affected and customers may instead purchase or use competing products.

We may encounter failure in the operation of our products, which may adversely harm patients operated by using our products

Users of our products may encounter failure in mechanical components, which could result in difficulties in operation, or opening or releasing the products, leading to the need for surgical procedures to correct the mechanical failure, in which case, a patients' medical condition may worsen.

Additionally, in the event that users of our products do not follow the instructions for use and/or the available product training or instructions which appear on the screen during the performance of the procedure, the foregoing may cause injury and in certain cases, could even cause death. A result of this kind could reduce the rate of progress, or even prevent, of marketing for the MUSE ™ product and our other products.

Furthermore, users of our products may encounter failure in electronic components of our products used in the system software, which could lead to incorrect interpretation by the users or to failure in the operation of the endoscope, and to injury to the patient’s critical internal organs.

We have only limited clinical data to support the value of the MUSE ™ system, as well as other products, which may make patients, physicians and hospitals reluctant to accept or purchase our products

Physicians, hospitals and patients will only accept and/or purchase our products if they believe them to be safe and effective, with advantages over competing products and/or procedures. To date, we have collected only limited clinical data with which to assess our products’ (mainly the MUSE ™ system) clinical and economic value. The collection of clinical and economic data and the process of generating peer review publications in support of our product and procedure is an ongoing focus for us.

If future publications of clinical studies indicate that medical procedures using the MUSE™ system are less safe or less effective than competing products and/or procedures, patients may choose not to undergo our procedure, and physicians or hospitals may choose not to purchase or use our system. Furthermore, unsatisfactory patient outcomes or patient injury could cause negative publicity for our products, particularly in the early phases of product introduction.

Current economic conditions could delay or prevent our customers from obtaining budgetary approval to purchase a MUSE™ system or other products, which would adversely affect our business, financial condition and results of operations

As a result of the concerns relating to the current economic situation or related to ongoing healthcare reimbursement changes, customers and distributors may be delayed in obtaining, or may not be able to obtain, budgetary approval and/or financing for their purchases or leases of medical equipment including our products. These delays may in some instances lead to our customers or distributors postponing the shipment and use of previously ordered systems and products, cancelling their orders, or cancelling their agreements with us. An increase in delays and order cancellations of this nature could adversely affect our products sales and revenues and, therefore, harm our business and results of operations.

In addition, the continued negative worldwide economic conditions and market instability makes it increasingly difficult for us, our customers, our distributors and our suppliers to accurately forecast future product demand trends, which could cause us to order and/or produce excess products that can increase our inventory carrying costs and result in obsolete inventory. Alternatively, this forecasting difficulty could cause a shortage of products, or materials used in our products, that could result in an inability to satisfy demand for our products and a resulting material loss of potential revenue.

Our reliance on third-party suppliers for most of the components of our products could harm our ability to meet demand for our products in a timely and cost effective manner

Though we attempt to ensure the availability of more than one supplier for each important component in our products, the number of suppliers engaged in the provision of miniature sensors which are suitable for our Complementary Metal Oxide Semiconductor (CMOS) technology products is very limited, and therefore in some cases we engage with a single supplier, which may result in dependency on such supplier. This is the case regarding sensors for the CMOS type technology that is produced by a single supplier in the United States, as well as additional sensors produced by a single supplier in Israel. As we do not have a contract in place with either of these suppliers, there is no contractual commitment on the part of either supplier for any set quantity of such sensors.

Modifications to our current regulator-cleared products or the introduction of new products may require new regulatory clearances or approvals or require us to recall or cease marketing our current products until clearances or approvals are obtained

 Our MUSE™ system has received marketing clearance from the U.S. Food and Drug Administration (“FDA”) based on 510(k) applications, bears the CE Mark (a mark assigned to a product certifying its fulfillment of the Medical Devices Directive of the European Union), as required in order to market the system in European Union countries and has obtained the necessary license to market the product in Canada.

Modifications to our products may require new regulatory approvals or clearances or require us to recall or cease marketing the modified products until these clearances or approvals are obtained. Any modification to one of our cleared devices that would constitute a major change in its intended use, or any change that could significantly affect the safety or effectiveness of the device would require us to obtain a new 510(k) marketing clearance and may even, in some circumstances, require the submission of a premarket approval (“PMA”) track application if the change raises complex or novel scientific issues or the product has a new intended use. The FDA requires every manufacturer to make the determination regarding the need for a new 510(k) submission in the first instance, but the FDA may review any manufacturer’s decision. We may make modifications in the future to the MUSE™ system without seeking additional clearances or approvals if we believe such clearances or approvals are not necessary. However, it is possible that the FDA could change existing policy and practices regarding the assessment of whether a new 510(k) clearance is required for changes or modifications to existing devices. Under these changed circumstances, the FDA may disagree with our past or future decisions not to seek a new 510(k) for changes or modifications to existing devices and require new clearances or approvals. In that case, we may be required to recall and stop marketing our products as modified, which could require us to redesign our products, conduct clinical trials to support any modifications, and pay significant regulatory fines or penalties. In addition, the FDA may not approve or clear our products for the indications that are necessary or desirable for successful commercialization or could require additional clinical trials to support any modifications.

Significant changes that could be reasonably expected to affect the safety or effectiveness of one of our devices may require us to obtain a license amendment or possibly a new license from Health Canada. Substantial changes to the quality system and/or changes to the CE marked device which could affect compliance with the essential requirements of the device or its intended use must be reported to the Notified Body (an independent and neutral institution appointed to conduct conformity assessment).  This may result in a decision that an existing certificate is valid, an addendum to the certificate is needed or a new certificate must be obtained.  Any failure to maintain our existing clearances or approvals, or delay or failure in obtaining required clearances or approvals would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our future growth. Any of these actions would harm our operating results. Further, we may also be required to seek regulatory clearance in additional countries as we expand our marketing efforts.

Moreover, clearances and approvals by the applicable regulator are subject to continual review, and the later discovery of previously unknown problems can result in product labeling restrictions or withdrawal of the product from the market. The loss of previously received approvals or clearances, or the failure to comply with existing or future regulatory requirements could reduce our sales, profitability and future growth prospects.

We are currently required by the FDA to refrain from using certain terms to label and market our products, which could harm our ability to market and commercialize our current or future products

The FDA's 510(k) clearances include a specification of a product's indication for use, and also authorize specific labeling and marketing claims and language in promotional materials for the U.S. market.  Failure to conform with the specific cleared labeling of our products or corporate promotional material would be considered mislabeling or off-label promotion which might lead to:

•	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;
•	customer notifications, refunds, detention or seizure of our products;
•	refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products;
•	withdrawing 510(k) marketing clearances or PMA approvals that have already been granted;
•	refusing to provide Certificates for Foreign Government;
•	refusing to grant export approval for our products; or
•	pursuing criminal prosecution.

Any of these sanctions could impair our ability to produce our products in a cost-effective and timely manner in order to meet our customers’ demands. We may also be required to bear other costs or take other actions that may have a negative impact on our future sales and financial condition.

We face possible competition from the pharmaceutical sector, which could harm our ability to market and commercialize our current and future products

 The development of more powerful drug treatments to assist in the suppression of GERD or other medical problems which compete with our products may reduce the size of our target markets and may reduce the need for the use of our systems and products, either available now, or which will be developed in the future, thus adversely affecting our ability to market and commercialize our current and future products.  While we are unaware of any current pharmaceutical product that could directly compete with the MUSE™ system at this time, there may be new pharmaceutical entrants in the future.

There can be no assurance that we will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on our future revenues and, consequently, on our business, operating results and financial condition.

We face competition from medical device companies that develop and market similar related products and systems, and/or may launch products in the future, as well as new techniques and devices for treatments performed by our products.

Several medical device companies have commercial products which compete with the MUSE™ system for the treatment of GERD using an endoscopic method. While we believe that the MUSE ™ system has several advantages over competing devices, such as the requirement of one operator, inclusion of visualization and ultrasound apparatuses, use of standard titanium staples, and reduced risk of harm to adjacent organs, there can be no assurance that we will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on our future revenues and, consequently, on our business, operating results and financial condition. In addition, several companies have developed competing miniature video cameras.

Reporting requirements on payments to physicians in the United States may deter doctors from providing advice to the Company

The implementation of the reporting and disclosure obligations of the Physician Payment Sunshine Act, which is part of the Affordable Care Act of 2010, or the Sunshine Act, could adversely affect our business.

The Sunshine Act has imposed new reporting and disclosure requirements for drug and device manufacturers with regard to payments or other transfers of value made to certain practitioners (including physicians, dentists and teaching hospitals), and for such manufacturers and for group purchasing organizations with regard to certain ownership interests held by physicians in the reporting entity. On February 1, 2013, Centers for Medicare & Medicaid Services, or CMS, released the final rule to implement the Sunshine Act. Under this rule, data collection activities began on August 1, 2013, and first disclosure reports were due by March 31, 2014 for the period August 1, 2013 through December 31, 2013. As required under the Sunshine Act, CMS publishes information from these reports on a publicly available website, including amounts transferred and physician, dentist and teaching hospital identities.

The final rule implementing the Sunshine Act is complex, ambiguous, and broad in scope. Accordingly, we are required to collect and report detailed information regarding certain financial relationships we have with U.S. licensed physicians, dentists (if any) and teaching hospitals in the United States. It is difficult to predict how the new requirements may impact existing relationships among manufacturers, distributors, physicians, dentists and teaching hospitals. The Sunshine Act preempts similar state reporting laws, although we, or our subsidiaries, may be required to continue to report under certain of such state laws. While we expect to have substantially compliant programs and controls in place to comply with the Sunshine Act requirements, and we have completed our initial registration with CMS and our 2013 report with respect to Sunshine Act reporting, our continued compliance with the Sunshine Act imposes continuing additional costs on us.

Our product sales are subject to excise taxes, which can affect our sales

As of the fiscal year 2013, an excise tax at a rate of 2.3% is applicable to the sale of certain medical devices in the United States, which may negatively affect the profitability from the sale of our products in the United States unless such tax is repealed or modified. In the event that similar taxation is imposed in other countries following these tax changes in the United States, our profitability from sales in these other countries could also be negatively affected.

Medical device development is costly and involves continual technological change which may render our current or future products obsolete.

Innovation is rapid and continuous in the medical device industry, and our competitors in the medical device industry make significant investments in research and development.  If new products or technologies emerge that provide the same or superior benefits as our products at equal or lower cost, they could render our products obsolete or unmarketable. We must anticipate changes in the marketplace and the direction of technological innovation and customer demands. In addition, we face increasing competition from well-financed medical device companies to develop new technologies and may face competition should we attempt to acquire new technologies, products and businesses. As a result, we cannot be certain that our products will be competitive with current or future products and technologies.

We may be subject to product liability claims, product actions, including product recalls, and other field or regulatory actions that could be expensive, divert management’s attention and harm our business.

Our business exposes us to potential liability risks, product actions and other field or regulatory actions that are inherent in the manufacturing, marketing and sale of medical device products. We may be held liable if our products cause injury or death or found otherwise unsuitable or defective during usage. The MUSE™ system incorporates mechanical and electrical parts, complex computer software and other sophisticated components, any of which can contain errors or failures. Complex computer software is particularly vulnerable to errors and failures, especially when first introduced. In addition, new products or enhancements to our existing products may contain undetected errors or performance problems that, despite testing, are discovered only after installation.

If any of our products are defective, whether due to design or manufacturing defects, improper use of the product, or other reasons, we may voluntarily or involuntarily undertake an action to remove, repair, or replace the product at our expense. In some circumstances we will be required to notify regulatory authorities of an action pursuant to a product failure.

 The medical device industry has historically been subject to extensive litigation over product liability claims. We anticipate that as part of our ordinary course of business we will be subject to product liability claims alleging defects in the design, manufacture or labeling of our products. A product liability claim, regardless of its merit or eventual outcome, could result in significant legal defense costs and high punitive damage payments. Although we maintain product liability insurance, the coverage may not be adequate to cover future claims. Additionally, we may be unable to maintain our existing product liability insurance in the future at satisfactory rates or adequate amounts.

Broad-based domestic and international government initiatives to reduce spending, particularly those related to healthcare costs, may reduce reimbursement rates for endoscopic procedures, which will reduce the cost-effectiveness of our products.

Healthcare reforms, changes in healthcare policies and changes to third-party coverage and reimbursements, including recently enacted legislation reforming the U.S. healthcare system, may affect demand for our products and may have a material adverse effect on our financial condition and results of operations.  There can be no assurance that current levels of reimbursement will not be decreased in the future, or that future legislation, regulation, or reimbursement policies of third-parties will not adversely affect the demand for our products or our ability to sell products on a profitable basis. The adoption of significant changes to the healthcare system in the United States, Europe or other jurisdictions in which we may market our products, could limit the prices we are able to charge for our products or the amounts of reimbursement available for our products, could limit the acceptance and availability of our products, reduce medical procedure volumes and increase operational and other costs.  This could materially adversely affect our business and results of operations.

We cannot predict whether future healthcare initiatives will be implemented at the federal or state level or internationally, or the effect that any future legislation or regulation will have on us. The expansion of government’s role in any country's healthcare industry may result in decreased profits to us, lower reimbursements by third-parties for procedures in which our products are used, and reduced medical procedure volumes, all of which may adversely affect our business, financial condition and results of operations.

We depend on key employees, and if we fail to attract and retain employees with the expertise required for our business and provide for the succession of senior management, we cannot grow or achieve profitability.

We are dependent on the continued service and performance of members of our senior management and other key personnel. We do not maintain key-man life insurance. Our future success will depend in part on our ability to retain our management and scientific teams, to identify, hire and retain additional qualified personnel with expertise in research and development and sales and marketing, and to effectively provide for the succession of senior management. Competition for qualified personnel in the medical device industry is intense. We may be unable to replace key persons if they leave or to fill new positions requiring key persons with appropriate experience.

The loss of key employees, the failure of any key employee to perform or our inability to attract and retain skilled employees, as needed, or an inability to effectively plan for and implement a succession plan for key employees could harm our business.

We may attempt to acquire new products or technologies, and if we are unable to successfully complete these acquisitions or to integrate acquired businesses, products, technologies or employees, we may fail to realize expected growth.

Our success depends, in part, on our ability to expand our product offerings and continue to offer advanced medical equipment for endoscopic procedures and grow our business in response to changing technologies, customer demands and competitive pressures. In some circumstances, we may determine to do so through the acquisition of complementary businesses, products or technologies rather than through internal development. Successful acquisitions depends on, among other items, identification of suitable acquisition candidates and the integration of the acquisitions, with which can be difficult, time consuming and costly. In addition, acquisitions could result in potentially dilutive issuances of equity securities or the incurrence of debt, contingent liabilities or expenses, or other charges such as amortization of intangible assets, any of which could harm our business and materially adversely affect our financial results or cause a reduction in the price of our ordinary shares.

Risks Related to Our Intellectual Property

If we are unable to secure and maintain patent or other intellectual property protection for the intellectual property used in our products, our ability to compete will be harmed.

Our commercial success depends, in part, on obtaining and maintaining patent and other intellectual property protection for the technologies used in our products. The patent positions of medical device companies, including ours, can be highly uncertain and involve complex and evolving legal and factual questions. Furthermore, we might in the future opt to license intellectual property from other parties. If we, or the other parties from whom we may license intellectual property, fail to obtain and maintain adequate patent or other intellectual property protection for intellectual property used in our products, or if any protection is reduced or eliminated, others could use the intellectual property use in our products, resulting in harm to our competitive business position. In addition, patent and other intellectual property protection may not provide us with a competitive advantage against competitors that devise ways of making competitive products without infringing any patents that we own or have rights to.

U.S. patents and patent applications may be subject to interference proceedings, and U.S. patents may be subject to re-examination proceedings in the U.S. Patent and Trademark Office. Foreign patents may be subject to opposition or comparable proceedings in the corresponding foreign patent offices. Any of these proceedings could result in loss of the patent or denial of the patent application, or loss or reduction in the scope of one or more of the claims of the patent or patent application. Changes in either patent laws or in interpretations of patent laws may also diminish the value of our intellectual property or narrow the scope of our protection. Interference, re-examination and opposition proceedings may be costly and time consuming, and we, or the other parties from whom we might potentially license intellectual property, may be unsuccessful in defending against such proceedings. Thus, any patents that we own or might license may provide limited or no protection against competitors. In addition, our pending patent applications and those we may file in the future may have claims narrowed during prosecution or may not result in patents being issued. Even if any of our pending or future applications are issued, they may not provide us with adequate protection or any competitive advantages. Our ability to develop additional patentable technology is also uncertain.

Non-payment or delay in payment of patent fees or annuities, whether intentional or unintentional, may also result in the loss of patents or patent rights important to our business. Many countries, including certain countries in Europe, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to other parties. In addition, many countries limit the enforceability of patents against other parties, including government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of the patent. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States, particularly in the field of medical products and procedures.

 If we are unable to prevent unauthorized use or disclosure of our proprietary trade secrets and unpatented know-how, our ability to compete will be harmed.

 Proprietary trade secrets, copyrights, trademarks and unpatented know-how are also very important to our business. We rely on a combination of trade secrets, copyrights, trademarks, confidentiality agreements and other contractual provisions and technical security measures to protect certain aspects of our technology, especially where we do not believe that patent protection is appropriate or obtainable. We require our office holders, employees, consultants and distributers of our products and most third parties (such as contractors or clinical collaborators) to execute confidentiality agreements in connection with their relationships with us. However, these measures may not be adequate to safeguard our proprietary intellectual property and conflicts may, nonetheless, arise regarding ownership of inventions. Such conflicts may lead to the loss or impairment of our intellectual property or to expensive litigation to defend our rights against competitors who may be better funded and have superior resources. Our office holders, employees, consultants and other advisors may unintentionally or willfully disclose our confidential information to competitors. In addition, confidentiality agreements may be unenforceable or may not provide an adequate remedy in the event of unauthorized disclosure. Enforcing a claim that a third party illegally obtained and is using our trade secrets is expensive and time consuming, and the outcome is unpredictable. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that we consider proprietary. As a result, other parties may be able to use our proprietary technology or information, and our ability to compete in the market would be harmed.

We could become subject to patent and other intellectual property litigation that could be costly, result in the diversion of management’s attention, require us to pay damages and force us to discontinue selling our products.

Our industry is characterized by competing intellectual property and a substantial amount of litigation over patent and other intellectual property rights. Determining whether a product infringes a patent involves complex legal and factual issues, and the outcome of a patent litigation action is often uncertain. No assurance can be given that patents containing claims covering our products, parts of our products, technology or methods do not exist, have not been filed or could not be filed or issued. Furthermore, our competitors or other parties may assert that our products and the methods we employ in the use of our products are covered by U.S. or foreign patents held by them. In addition, because patent applications can take many years to issue and because publication schedules for pending applications vary by jurisdiction, there may be applications now pending of which we are unaware and which may result in issued patents which our current or future products infringe. Also, because the claims of published patent applications can change between publication and patent grant, there may be published patent applications that may ultimately issue with claims that we infringe. There could also be existing patents that one or more of our products or parts may infringe and of which we are unaware. As the number of competitors in the endoscopic procedure market grows, and as the number of patents issued in this area grows, the possibility of patent infringement claims against us increases.

Infringement actions and other intellectual property claims and proceedings brought against or by us, whether with or without merit, may cause us to incur substantial costs and could place a significant strain on our financial resources, divert the attention of management from our business and harm our reputation. Some of our competitors may be able to sustain the costs of complex patent or intellectual property litigation more effectively than we can because they have substantially greater resources.

We cannot be certain that we will successfully defend against allegations of infringement of patents and intellectual property rights of others. In the event that we become subject to a patent infringement or other intellectual property lawsuit and if the other party’s patents or other intellectual property were upheld as valid and enforceable and we were found to infringe the other party’s patents or violate the terms of a license to which we are a party, we could be required to pay damages. We could also be prevented from selling our products unless we could obtain a license to use technology or processes covered by such patents or will be able to redesign the product to avoid infringement. A license may not be available at all or on commercially reasonable terms or we may not be able to redesign our products to avoid infringement. Modification of our products or development of new products could require us to conduct clinical trials and to revise our filings with the applicable regulatory bodies, which would be time consuming and expensive. In these circumstances, we may be unable to sell our products at competitive prices or at all, our business and operating results could be harmed.

Risks Related to Regulatory Compliance

If we fail to comply with the extensive government regulations relating to our business, we may be subject to fines, injunctions and other penalties that could harm our business.

Our medical device products and operations are subject to extensive regulation by the FDA, pursuant to the Federal Food, Drug, and Cosmetic Act, or FDCA, and various other federal, state and foreign governmental authorities. Government regulations and requirements specific to medical devices are wide ranging and govern, among other things:

•	design, development and manufacturing;
•	testing, labeling and storage;
•	clinical trials;
•	product safety;
•	marketing, sales and distribution;
•	premarket clearance or approval;
•	record keeping procedures;
•	advertising and promotions; and
•	recalls and field corrective actions.

For the purpose of receiving FDA clearance through the 510(k) track, the applicant must prove, inter alia, that the device subject to the application is substantially equivalent to one or more products which have already been approved by the FDA (predicate device). Additionally, the applicant is required to provide a detailed description of the device, including specifications and technical information, labeling, instructions for use, and the relevant indications for use of the device which is the subject of the application.

Clinical trials are usually not required under the 510(k) track, unless the FDA suspects the device subject to application contains new technical characteristics requiring clinical results regarding safety and efficacy. Clinical trials whose results are attached to the application for marketing approval are subject to advance approval by the FDA regarding the protocol of the trial of the Investigative Device Exemption (IDE) type.

Approval for marketing of medical devices in the United States can be submitted through a PMA, which is required when the device subject to approval is not substantially equivalent to a previously approved device, particularly high risk life-saving devices.

Though the PMA track consists of more stringent requirements than the 510(k) track, including clinical trials requirements and complex evaluation process, both processes can be expensive and lengthy and entail significant fees, unless exempt. The FDA’s 510(k) marketing clearance process usually takes from three to 12 months, but it can last longer. The process of obtaining PMA approval is much more costly and uncertain than the 510(k) marketing clearance process. It generally takes from one to three years, or even longer, from the time the PMA application is submitted to the FDA, until an approval is obtained. There is no assurance that we will be able to obtain FDA clearance or approval for any new products on a timely basis, or at all.

In addition, we are subject to annual regulatory audits in order to maintain our quality system certifications, CE mark permissions and Canadian medical device license. We do not know whether we will be able to continue to affix the CE mark for new or modified products or that we will continue to meet the quality and safety standards required to maintain the permissions and license we have already received. If we are unable to maintain our quality system certifications and permission to affix the CE mark to our products, we will no longer be able to sell our products in member countries of the European Union or other areas of the world that require CE approval of medical devices. If we are unable to maintain our quality system certifications and Canadian medical device license, we will not be able to sell our products in Canada.

Our medical device products and operations are also subject to regulation by the Medical Devices and Accessories Division in the Israeli Ministry of Health, which is responsible for the registration of medical devices in Israel, issuance of import licenses and monitoring marketing of medical equipment. Currently, the approval in Israel for registration in the register of medical devices and accessories, granted for the use of the MUSETM system for the endoscopic treatment of GERD, has expired and we are in the process of applying for a new approval and there is no certainty such approval will be granted.

Failure to obtain regulatory approval in additional foreign jurisdictions will prevent us from expanding the commercialization of our products.

 To be able to market and sell our products in most other countries, we must obtain regulatory approvals and comply with the regulations of those countries. These regulations, including the requirements for approvals and the time required for regulatory review, vary from country to country. Obtaining and maintaining foreign regulatory approvals are expensive and time consuming, and we cannot be certain that we will receive regulatory approvals in the various countries in which we plan to market our products. Failure to obtain or maintain regulatory approval in such countries could have an adverse effect on our financial condition and results of operations.

Our products may in the future be subject to product actions that could harm our reputation, business operations and financial results.

The FDA and similar foreign health or governmental authorities have the authority to require an involuntary recall of commercialized products in the event of material deficiencies or defects in design, or manufacturing or labeling. In the case of the FDA, the authority to require a recall must be based on an FDA finding. In addition, foreign governmental bodies have the authority to require a recall of our products in the event of material deficiencies or defects in design or manufacture. Product actions involving any of our products would divert managerial and financial resources and have an adverse effect on our financial condition and results of operations.

If our products, or malfunction of our products, cause or contribute to a death or a serious injury, we will be subject to medical device reporting regulations, which can result in voluntary corrective actions or agency enforcement actions.

Under FDA regulations, we are required to report to the FDA any incident in which our product may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury.  In addition, all manufacturers placing medical devices in European Union markets are legally bound to report any serious or potentially serious incidents involving devices they produce or sell to the relevant authority in whose jurisdiction the incident occurred. Any adverse event involving our products could result in future voluntary corrective actions, such as product actions or customer notifications, or agency actions, such as inspection, mandatory recall or other enforcement action. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business, and may harm our reputation and financial results.

We may be subject to fines, penalties or injunctions if we promote the use of our products for unapproved uses, resulting in damage to our reputation and business.

 Our promotional materials and training methods must comply with FDA and other applicable laws and regulations, including the prohibition of the promotion of a medical device for a use that has not been cleared or approved by FDA. Use of a device outside its cleared or approved indications is known as “off-label” use. If the FDA determines that we promote an off-label use, it could request that we modify our promotional materials or subject us to regulatory or enforcement actions, which could have an adverse impact on our reputation and financial results.  Similarly, a CE mark is invalidated if any part of the device is modified or used in a manner that is outside of its intended use.

Regulatory reforms may adversely affect our ability to sell our products profitably.

From time to time, legislation is drafted and introduced in the countries in the United States, European Union or other countries in which we operate, that could significantly change the statutory provisions governing the clearance or approval, manufacture and marketing of medical devices. In addition, regulations and guidance may often be revised or reinterpreted by the regulatory authorities in ways that may significantly affect our business and our products. It is impossible to predict whether legislative changes will be enacted or interpretations changed, and what the impact of such changes, if any, may be.

On September 24, 2013, the FDA published a final rule establishing a unique device identification system (the UDI Rule). This regulation mandates new labeling requirements that will impact our medical products. We will be required to meet compliance dates as early as September 24, 2015 for implantable devices (such as staples and cartridges), and additional compliance dates of September 24, 2016 and 2018 for all other Class II (such as staplers) and reusable components (such as consoles), respectively. Compliance may involve increases costs and require new equipment, quality systems and manufacturing processes.

If we fail to comply with federal or state fraud and abuse laws, we could be subject to criminal and civil penalties, loss of licenses and exclusion from Medicare, Medicaid and other federal and state healthcare programs which could have a material adverse effect on our business, financial condition and results of operations.

 There are numerous United States federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback laws, false claims, and physician transparency laws. Section 1128B(b) of the Social Security Act, or the SSA, commonly referred to as the “Anti-Kickback Statute”, prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for referring, ordering, leasing, purchasing or arranging for or recommending the ordering, purchasing or leasing of items or services payable by the Medicare and Medicaid programs or any other federally funded healthcare program. The Anti-Kickback Statute is very broad in scope, and many of its provisions have not been uniformly or definitively interpreted by courts or regulations. We have consulting or fee for services arrangements with physicians, hospitals and other entities, which may be subject to scrutiny. To the extent we are found to not be in compliance, we could face potentially significant fines and penalties in addition to other more significant sanctions and we may be required to restructure our operations.

 Another development affecting the healthcare industry is the increased use of the federal Civil False Claims Act and, in particular, actions brought pursuant to the False Claims Act’s “whistleblower” or “qui tam” provisions. The False Claims Act imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal healthcare program. The qui tam provisions of the False Claims Act allow a private individual to bring actions on behalf of the federal government alleging that the defendant has submitted a false claim to the federal government, and to share in any monetary recovery. In recent years, the number of suits brought against healthcare providers by private individuals has increased dramatically. In addition, various states have enacted false claim laws analogous to the Civil False Claims Act.

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended, created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. Violations can result in criminal and civil liabilities.

Compliance with complex foreign and U.S. laws and regulations that apply to our international operations increases our cost of doing business in international jurisdictions and could expose us or our employees to fines and penalties in the U.S. and abroad. These numerous and sometimes conflicting laws and regulations include the Foreign Corrupt Practices Act.

Many foreign countries have enacted similar laws addressing fraud and abuse in the healthcare sector. The shifting commercial compliance environment and the need to build and maintain robust and expandable systems to comply with different compliance requirements in multiple jurisdictions increases the possibility that a healthcare company may run afoul of one or more of the requirements.

Violations of any fraud and abuse may result in significant fines, imprisonment and exclusion from the Medicare, Medicaid and other federal or state healthcare programs which could have a material adverse effect on our business, financial condition and results of operations.

If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, exclusion from federal healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. Dealing with investigations can be time and resource consuming and can divert management’s attention from the business. In addition, settlements with law enforcement agencies have forced healthcare providers to agree to additional onerous compliance and reporting requirements as part of a consent decree or corporate integrity agreement. Any violations of these laws, or any action against us for violation of these laws, even if we successfully defend against it, could have a material adverse effect on our reputation, business and financial condition. See “Item 4. Information on the Company B. Business Overview – Fraud and Abuse Laws.”

Risks Relating Primarily to Our Location in Israel

Our headquarters, manufacturing facilities, and most of our administrative offices are located in Israel and, therefore, our results may be adversely affected by military instability in Israel.

Our offices are located in Israel. In addition, the majority of our officers and directors are residents of Israel. Accordingly, geopolitical and/or military conditions in Israel and its region may directly or indirectly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. During July and August 2014, Hamas and Israel were engaged in a military conflict that caused damage and disrupted economic activities in Israel. During November 2012, Hamas and Israel were engaged in an armed conflict and during the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. These conflicts involved missile strikes against civilian targets in various parts of Israel, including areas in which our employees and consultants are located, and negatively affected business conditions in Israel. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital. The conflict situation in Israel could cause situations where medical product certifying or auditing bodies could not be able to visit our manufacturing facilities in order to review our certifications or clearances, thus possibly leading to temporary suspensions or even cancellations of our clearances or manufacturing certifications.  The conflict situation in Israel could also result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Furthermore, several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in the region continue or intensify. Such restrictions may seriously limit our ability to sell our products to customers in those countries.

Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts would likely negatively affect business conditions generally and could harm our results of operations.

Our operations may be disrupted as a result of the obligation of management or key personnel to perform military service.

Many of our male employees in Israel are obligated to perform one month, and in some cases more, of annual military reserve duty until they reach the age of 40 (or older, for officers or reservists with certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists, and recently some of our employees have been called up in connection with armed conflicts. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees or of one or more of our key employees. Such disruption could materially adversely affect our business, financial condition and results of operations.

Exchange rate fluctuations between the foreign currencies and the NIS may negatively affect our earnings.

Our reporting and functional currency is the NIS, as we pay most of our expenses in NIS. However, our revenues are currently primarily payable in U.S. dollars and Euros and we expect our future revenues to be denominated primarily in U.S. dollars and Euros. As a result, we are exposed to the currency fluctuation risks relating to the recording of our revenues in NIS. For example, if the NIS strengthens against either the U.S. dollar or the Euro, our reported revenues in NIS may be lower than anticipated. The Israeli rate of inflation has generally not offset or compounded the effects caused by fluctuations between the NIS and the U.S. dollar or the Euro. Although the Israeli rate of inflation has not had a material adverse effect on our financial condition during 2011, 2012 or 2013, we may, in the future, decide to enter into currency hedging transactions. These measures, however, may not adequately protect us from material adverse effects.

We receive significant tax benefits in Israel that may be reduced or eliminated in the future.

Our investment program in Israel has been granted “beneficiary enterprise” status and we are therefore eligible for significant tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959. From time to time, the government of Israel has considered reducing or eliminating the tax benefits available to beneficiary enterprise programs such as ours. These tax benefits may not be continued in the future at their current levels, or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase. In addition, our beneficiary enterprise status imposes certain requirements on us, such as the location of our manufacturing facility, location of certain subcontractors and the extent to which we may outsource portions of our production process. If we do not meet these requirements, the law permits the authorities to cancel the tax benefits retroactively. In addition, if we distribute tax-exempt profits to shareholders, we will be subject to tax at the then applicable tax rate to companies in Israel. See “Item 10. Additional Information — E.  Taxation.”

In the past, we received Israeli government grants for certain of our research and development activities. The terms of those grants may require us, in addition to payment of royalties, to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. We may be required to pay penalties in addition to repayment of the grants, which may also impair our ability to sell our technology outside of Israel.

Some of our research and development efforts were financed in part through royalty-bearing grants, in an amount of NIS 0.8 million that we received from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor (the “OCS”). With respect to certain grants we are committed to pay royalties at a rate of 3% to 3%-5% from the sales of the relevant device, up to the repayment of the grant, with the addition of interest and linkage to the Israeli CPI Index. The repayment terms are not dependent upon a timetable. Regardless of any royalty payment, we are further required to comply with the requirements of the Israeli Encouragement of Industrial Research and Development Law, 1984, or the R&D Law, and related regulations, with respect to those past grants. When a company develops know-how, technology or products using OCS grants, the terms of these grants and the R&D Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the OCS. Therefore, if aspects of our technologies are deemed to have been developed with OCS funding, the discretionary approval of an OCS committee would be required for any transfer to third parties outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. Furthermore, the OCS may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel and may not grant such approvals at all.

Additionally, the transfer of OCS-supported technology or know-how outside of Israel may involve the payment of significant amounts, depending upon the value of the transferred technology or know-how, the amount of OCS support, the time of completion of the OCS-supported research project and other factors. These restrictions and requirements for payment may impair our ability to sell our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with OCS funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the OCS.

We were members of an OCS-related consortium, in which certain of our technologies were developed. We are required to provide licenses to the other members of the consortium to use such technologies for no consideration, which could reduce our profitability.

Certain of our miniaturized imaging equipment may be based on technological models developed as part of the Bio Medical Photonic Consortium (See “Grants Received from the Chief Scientist- Membership in the Activities of the Bio Medical Photonic Consortium”). Although the property rights to information which has been developed belongs to the Consortium member that developed it, the developing member is obligated to provide the other members in the Consortium a license for the use of the new information, without consideration, provided that the other members do not transfer such information to any entity which is not a member of the Consortium.

Provisions of Israeli law and our articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date on which a merger proposal is filed by each merging company with the Israel Registrar of Companies and at least 30 days have passed from the date on which the shareholders of both merging companies have approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital. Completion of the tender offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of the Company’s outstanding shares. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, claim that the consideration for the acquisition of the shares does not reflect their fair market value, and petition an Israeli court to alter the consideration for the acquisition accordingly, unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights, and the acquirer or the company published all required information with respect to the tender offer prior to the tender offer’s  response date.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax.  See “Item 10. Additional Information –E.  Taxation—Israeli Tax Considerations” for additional information.

These and other similar provisions could delay, prevent or impede an acquisition of us or our merger with another company, even if such an acquisition or merger would be beneficial to us or to our shareholders.

It may be difficult to enforce a judgment of a U.S. court against us and our officers and directors and the Israeli experts named in this registration statement in Israel or the U.S., to assert United States securities laws claims in Israel or to serve process on our officers and directors and these experts.

We were incorporated in Israel. Most of our executive officers and directors reside outside of the United States, and most of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the United States federal securities laws, may not be collectible in the United States and may not necessarily be enforced by an Israeli court. It may also be difficult to affect service of process on these persons in the United States or to assert United States securities law claims in original actions instituted in Israel. Additionally, it may be difficult to initiate an action with respect to United States securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of United States securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not United States law is applicable to the claim. If United States law is found to be applicable, the content of applicable United States law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, it may be impossible to collect any damages awarded by either a U.S. or foreign court.

The rights and responsibilities of a shareholder will be governed by Israeli law which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our ordinary shares are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in typical U.S.-registered corporations. In particular, a shareholder of an Israeli company has certain duties to act in good faith and fairness towards the company and other shareholders, and to refrain from abusing its power in the company. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

Risks Related to an Investment in Our Shares and the ADSs

 We may be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2014 or in any subsequent year. This may result in adverse U.S. federal income tax consequences for U.S. taxpayers that are holders of our ordinary shares or the ADSs.

We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. Although we have not determined whether we will be a PFIC in 2014, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. If we are a PFIC in 2014, or any subsequent year, and a U.S. shareholder does not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to a U.S. shareholder, and any gain realized on the sale or other disposition of our ordinary shares or the ADSs will be subject to special rules. Under these rules: (1) the excess distribution or gain would be allocated ratably over the U.S. shareholder’s holding period for the ordinary shares (or ADSs, as the case may be); (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the IRS determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. U.S. shareholders who hold or have held our ordinary shares or the ADSs during a period when we were or are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. shareholders who made a timely QEF or mark-to-market election. A U.S. shareholder can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. If applicable, upon request, we will annually furnish U.S. shareholders with information needed in order to complete IRS Form 8621 (which form would be required to be filed with the IRS on an annual basis by the U.S. shareholder) and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC.

The market prices of our ordinary shares and the ADSs are subject to fluctuation, which could result in substantial losses by our investors.

The stock market in general and the market prices of our ordinary shares on the Tel Aviv Stock Exchange (“TASE”) and the ADSs on the NASDAQ Capital Market, in particular, are or will be subject to fluctuation, and changes in these prices may be unrelated to our operating performance. We anticipate that the market prices of our ordinary shares and the ADSs will continue to be subject to wide fluctuations. The market price of our ordinary shares and the ADSs are, and will be, subject to a number of factors, including:

•	announcements of technological innovations or new products by us or others;
•	announcements by us of significant acquisitions, strategic partnerships, in-licensing, out-licensing, joint ventures or capital commitments;
•	expiration or terminations of licenses, research contracts or other collaboration agreements;
•	public concern as to the safety of our equipment we sell;
•	general market conditions;
•	the volatility of market prices for shares of medical devices companies generally;
•	developments concerning intellectual property rights or regulatory approvals;
•	developments concerning standard-of-care in endoscopic procedures;
•	variations in our and our competitors’ results of operations;
•	changes in revenues, gross profits and earnings announced by the company;
•	changes in estimates or recommendations by securities analysts, if our ordinary shares or the ADSs are covered by analysts;
•	changes in government regulations or patent decisions; and
•	general market conditions and other factors, including factors unrelated to our operating performance.

 These factors may materially and adversely affect the market price of our ordinary shares and the ADSs and result in substantial losses by our investors.

Raising additional capital by issuing securities may cause dilution to existing shareholders.

We may seek additional capital through a combination of private and public equity offerings, debt financings and collaborations and strategic and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest will be diluted, and the terms of any such offerings may include liquidation or other preferences that may adversely affect the then existing shareholders rights. Debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring debt or making capital expenditures. If we raise additional funds through collaboration, strategic alliance or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates, or grant licenses on terms that are not favorable to us.

Risks Associated with the NASDAQ Capital Market Listing of the ADSs

Our ordinary shares and the ADSs will be traded on different markets and this may result in price variations.

Our ordinary shares have been traded on the TASE since February 2006. We plan to list the ADSs on the NASDAQ Capital Market. Trading in our securities on these markets takes place in different currencies (dollars on the NASDAQ Capital Market and NIS on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares and the ADSs on these two markets may differ due to these and other factors. Any decrease in the price of our securities on one of these markets could cause a decrease in the trading price of our securities on the other market.

We will incur additional increased costs as a result of the planned listing of the ADSs for trading on the NASDAQ Capital Market, and our management will be required to devote substantial time to new compliance initiatives and reporting requirements.

 As a public company in the United States, we will incur additional significant accounting, legal and other expenses as a result of the planned listing of the ADSs on the NASDAQ Capital Market. These include costs associated with corporate governance requirements of the SEC and the Marketplace Rules of the NASDAQ Stock Market, as well as requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. These rules and regulations will increase our legal and financial compliance costs, introduced new costs such as investor relations, stock exchange listing fees and shareholder reporting, and made some activities more time consuming and costly. Any future changes in the laws and regulations affecting public companies in the United States and Israel, including Section 404 and other provisions of the Sarbanes-Oxley Act, the rules and regulations adopted by the SEC and the rules of the NASDAQ Stock Market, as well as compliance with the applicable full Israeli reporting requirements which currently apply to us as a company listed on the TASE (for so long as they apply to us, pending shareholder approval by special majority of a change to our TASE reporting requirements to allow us to report to the TASE in the same manner in which we report to the SEC), will result in increased costs to us as we respond to such changes. These laws, rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our board committees or as executive officers.

 As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of applicable SEC and NASDAQ requirements, which may result in less protection than is accorded to investors under rules applicable to domestic issuers.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the rules of the NASDAQ Stock Market for domestic issuers. For instance, we may follow home country practice in Israel with regard to: distribution of annual and quarterly reports to shareholders, director independence requirements, audit committee requirements, director nomination procedures, approval of compensation of officers, approval of related party transactions, shareholder approval requirements, equity compensation plans and quorum requirements at shareholders’ meetings. In addition, we will follow our home country law, instead of the rules of the NASDAQ Stock Market, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NASDAQ Stock Market, may provide less protection than is accorded to investors under the rules of the NASDAQ Stock Market applicable to domestic issuers. See “Nasdaq Stock Market Listing Rules and Home Country Practices”.

In addition, as a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act, related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

If we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 as they apply to a foreign private issuer that is listing on a U.S. exchange for the first time, or our internal control over financial reporting is not effective, the reliability of our financial statements may be questioned and our ordinary share price and the ADSs price may suffer.

Section 404 of the Sarbanes-Oxley Act requires a company subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its subsidiaries’ internal control over financial reporting. When applicable, to comply with this statute, we will be required to document and test our internal control procedures; our management will be required to assess and issue a report concerning our internal control over financial reporting. In addition, our independent registered public accounting firm may be required to issue an opinion on the effectiveness of our internal control over financial reporting at a later date.

The continuous process of strengthening our internal controls and complying with Section 404 is complicated and time-consuming. Furthermore, as our business continues to grow both domestically and internationally, our internal controls will become more complex and will require significantly more resources and attention to ensure our internal controls remain effective overall. During the course of its testing, our management may identify weaknesses or deficiencies, which may not be remedied in a timely manner. If our management cannot favorably assess the effectiveness of our internal controls over financial reporting, or if our independent registered public accounting firm identifies material weaknesses in our internal control, investor confidence in our financial results may weaken, and the market price of our ordinary shares or the ADSs may suffer.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our legal and commercial name is Medigus Ltd.  We were incorporated in the State of Israel on December 9, 1999, as a private company pursuant to the Israeli Companies Ordinance (New Version), 1983.  In February 2006, we completed our initial public offering in Israel, and our ordinary shares have since traded on the TASE, under the symbol “MDGS”.

We are a public limited liability company and operate under the provisions of the Companies Law. Our registered office and principal place of business are located at Omer Industrial Park, No. 7A, P.O. Box  3030, Omer 8496500, Israel and our telephone number in Israel is + 972 8646 6880. Our website address is http://www.medigus.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this Registration Statement on Form 20-F.

On July 22, 2007 we formed a wholly owned subsidiary in the State of Delaware under the name Medigus USA LLC. Our subsidiary currently employs three employees, including our CEO, and on October 1, 2013 a service agreement was executed between the Company and the subsidiary whereby the subsidiary would render services to the Company against reimbursement of its direct expenses as well as a premium at a reasonable rate.

To date, substantially all of our revenues have derived from our miniaturized imaging equipment for use within the medical and industrial fields. However, we are currently focused on the marketing and continued development of our MUSE product as described below.

We engage in the development, production and marketing of innovative medical devices, including flexible surgical staplers with direct vision systems for minimally invasive medical procedures. Our expertise is in the development, production and marketing of innovative endoscopic surgical devices for the treatment of Gastroesophageal Reflux Disease (GERD), a common ailment which is predominantly treated by medical therapy (e.g. proton pump inhibitors – see discussion below under “Treatment of GERD”) or in more chronic cases, conventional open or laparoscopic  surgery. Our FDA-cleared and CE-marked product, known as the MUSE™ System, enables a trans-orifice procedure, or scarless procedure through a natural opening in the body, that requires no incision for the treatment of GERD by reconstruction of the esophageal valve where the stomach and the esophagus meet.  We believe this procedure offers a safe, effective and economical alternative to the current surgical methods of GERD treatment.  In addition, this trans-orifice approach has the ability to provide results which are equivalent to those of standard surgical procedures while reducing pain and trauma, minimizing hospital stays, and delivering economic value to hospitals and payors.

The key elements of the MUSE™ system include a single-use, flexible stapler (also called an endostapler) containing several sophisticated innovative technologies such as a surgical stapler, miniature camera and ultrasound sensor, as well as a control console and monitor, offering a video image transmitted from the tip of the endoscope.

In addition to the MUSE™ system for the treatment of GERD, we are engaged in the development of other minimally invasive endosurgical tools, as well as miniaturized imaging equipment for use in medical procedures as well as various industrial applications.

Principal Capital Expenditures

We had capital expenditures of approximately NIS 375 thousand in 2013, NIS 384 thousand in 2012 and NIS 291 thousand in 2011. Our capital expenditures consisted mainly of acquisitions of machinery, equipment and computers. We have financed our capital expenditures from our available cash and short term investments, and expect to continue to finance our capital expenditures in a similar manner in 2014.

There are no significant capital expenditures or divestitures currently in progress by the Company.

B.	Business Overview
    We are a medical device company dedicated to the development, manufacturing and marketing of surgical endostaplers and direct vision systems for minimally invasive medical procedures. Though to date, substantially all of our revenues have derived from our miniaturized imaging equipment for use in medical and industrial applications. Our expertise is in the development, production and marketing of innovative surgical devices with direct visualization capabilities for the treatment of GERD, a common ailment, which is predominantly treated by medical therapy (e.g. proton pump inhibitors) or in chronic cases, conventional open or laparoscopic surgery. Our FDA-cleared and CE-marked endosurgical system, known as the MUSE™ system, enables minimally-invasive and incisionless procedures for the treatment of GERD by reconstruction of the esophageal valve via the mouth and esophagus, eliminating the need for surgery in eligible patients. We believe that this procedure offers a safe, effective and economical alternative to the current modes of GERD treatment for certain GERD patients, and has the ability to provide results which are equivalent to those of standard surgical procedures while reducing pain and trauma, minimizing hospital stays, and delivering economic value to hospitals and payors.

The key elements of the MUSE™ system include a single-use endoscope containing several sophisticated innovative technologies such as a surgical stapler, miniature camera and ultrasound sensor, as well as a control console and monitor offering a video image transmitted from the tip of the endoscope.

In addition to the MUSE™ system for the treatment of GERD, we have developed miniaturized video cameras for use in various medical procedures as well as specialized industrial applications.

Prevalence of GERD

Gastroesophageal Reflux Disease, or GERD, is a prevalent worldwide disorder, with over 20% of adults experiencing at least weekly GERD symptoms. Between July 2013 and June 2014, Nexium (a proton pump inhibitor prescribed for the alleviation of GERD symptoms) was the third best selling drug in the United States, with sales of over $6.3 billion and the third highest prescribed drug. This figure does not include sales of other brands of proton pump inhibitors. Studies have estimated the prevalence of GERD in the United States as between 10-20% in varying severities.

After being swallowed, food descends through the esophagus to the stomach, which contains acids and enzymes intended to digest and break down food. GERD is caused by the defective operation of the lower esophageal sphincter (LES), a valve, which controls the flow of ingested food from the esophagus into the stomach. While eating and between eating periods, a properly operating LES prevents stomach contents from entering the esophagus. Among GERD sufferers, the valve opens spontaneously or is unable to close properly. This results in acidic stomach contents rising into the esophagus, causing irritation, acid reflux and heartburn, as well as other potentially dangerous conditions.

Beyond painful symptoms, GERD may also increase sufferers' susceptibility to cancer. Whereas the stomach is lined by the "gastric mucosal barrier" which allows acidic material to be contained harmlessly, the surface of the esophagus consists of flat, thin cells called squamous cells, which are not resistant to acid. Repeated episodes of acid reflux can cause inflammation of the esophagus, a condition called esophagitis. The flat cells lining the esophagus can also undergo genetic changes due to exposure to acid, causing these cells to resemble those found in the stomach lining, a condition known as Barrett's Esophagus. Studies have shown that people exhibiting Barrett's Esophagus have a higher risk of developing cancer of the esophagus. Studies have also shown, that compared to patients not exhibiting GERD symptoms, patients exhibiting weekly symptoms of GERD have a five times higher probability for developing esophageal cancer while patients  exhibiting daily symptoms of GERD have a seven times higher probability for developing esophageal cancer.

Treatment of GERD

Mild GERD may be defined as intermittent reflux symptoms that can be managed with lifestyle changes or over-the-counter medications. Moderate to severe GERD represents more chronic symptoms that may require stronger drugs, long term medication or surgical intervention.

1. Drug treatment - Proton pump inhibitors (PPI)

For moderate to severe GERD, physicians usually prescribe proton pump inhibiting drugs (PPI).  This class of drugs reduces acid production by the stomach, and thereby relieves the patients of their symptoms.  Drugs of this class are among the most commonly prescribed medications in the world. There are several brands on the market, best known are Prilosec (omeprazole), Prevacid (lansoprazole) and Nexium (esomeprazole).  Certain PPI drugs are available over the counter in the United States and in other countries, but the over the counter dosage is inadequate to control GERD symptoms, except in mild cases.

While PPI drugs effectively reduce the severity and frequency of GERD symptoms, they have a number of drawbacks:

a) In 30-40% of patients, symptom control is incomplete;

b) The drugs do not treat the disease, they only control its manifestations, therefore must be taken for life at a dosage which requires prescription. Accumulated costs are substantial; and

c) Long term use is associated with a number of serious adverse effects. In particular, they increase the risk of osteoporosis and fractures of the hip, wrist and spine. The FDA had recently issued a warning on this effect as well as warnings against other untoward effects  on absorption of other essential minerals, which may lead to seizures, irregular heartbeat, diarrhea and increase flatulence.

2. Interventional treatment

The most common operation for GERD is called Nissen fundoplication, a surgical procedure which prevents reflux by wrapping the upper part of the stomach around the lower esophagus and securing the wrap with sutures.  Due to the presence of the wrap, increasing pressure in the stomach compresses the portion of the esophagus which is wrapped by the stomach, and prevents acidic gastric juice from flowing up into the esophagus. Today, the operation is usually performed laparoscopically: instead of a single large incision into the chest or abdomen, four or five smaller incisions are made in the abdomen, and the operator uses a number of specially designed tools to operate under video control.

The operation does not completely eliminate the use of PPI, and up to 60% still use some in long term follow up.  Nevertheless, the dose is usually lower – in the over the counter range - and the response rate is excellent. Since the majority of patients referred to surgeons are incomplete responders, or require a high dose of PPI, the patients are generally satisfied with the operation, and the overall costs of treatment are lower in the long run.

In spite of the excellent clinical outcome of surgery, relatively few patients undergo surgery.  We estimate that large numbers of patients who are candidates for operative treatment are either not referred by their treating physician or decline it. We believe that many patients decline to undergo operations to avoid even minute scars or violation of the abdominal cavity.

Given the current environment in which the vast majority of GERD sufferers in North America and Europe must choose between long-term pharmaceutical therapy and surgery, leading to what is known in our industry as the “treatment gap”, there is a demand for a minimally-invasive, incision-less procedure which treats the root cause of the disease. We believe that the MUSE system is positioned to fill this need.

Our system achieves the general physiological result of Nissen fundoplication, by inserting an endostapler through the mouth and the esophagus, and stapling the top of the stomach to the side of the esophagus. The endostapler contains a video camera and stapling system. Staples have long been used in surgical procedures in place of sutures, and we believe that they are at least as reliable and potentially more durable.  Our endostapler uses standard surgical staples.

The market for medical devices, for which our products are designated, and particularly the market for endoscopy treatments, is very broad, with an increasing demand for new alternatives to the currently existing surgical procedures for the treatment of various diseases. Despite the many impressive medical developments in recent decades, there are still many diseases which are not satisfactory addressed by currently existing treatments. Most currently available medical solutions may be insufficient to address such diseases since the existing treatments may involve risks and harm to the human body, may cause pain and undesirable side effects, may be very expensive or may require long recovery periods, among other reasons. The increasing need for minimally invasive and incision-less treatments, such as endoscopy-based procedures, are also augmented by the increase in the average age of the population, alongside a corresponding rise in the number of patients, and particularly patients with poor physical conditions who may face difficulties undergoing invasive medical procedures.

Endoscopy is a minimally invasive method of performing investigative, diagnostic and therapeutic medical procedures, employing an endoscope, which allows real-time visual observation of the patient's internal organs during the procedure. Endoscopic procedures are most commonly performed through natural orifices, including via the throat, to avoid incisions. Because of the accessibility of the digestive tract through the throat, the endoscopy field is largely focused on disorders of the esophagus, stomach and beginning of the small intestine (duodenum).

Endoscopes are commonly composed of a flexible tube with a camera installed at its tip. Endoscopes often include "working channels" through which catheters or other endoscopic tools or devices may be inserted directly into the patient's digestive system. In the past, fiber optics or other chips at the distal end of a device were used to provide visualization, but technological advances in recent years have permitted the use of far less costly miniature video cameras, even in single-use devices.

Single-use surgical devices have become more popular during the last two decades as a means of minimizing patient cross-contamination and eliminating high sterilization costs, and also with any eye to mitigating losses relating to damaged equipment. Single-use devices can be packaged and shipped to medical centers completely sterile.

The primary advantage of endoscopy is the elimination of incisions to the patient's body during a medical procedure. We believe that this is safer, prevents most post-operative pain and facilitates faster recuperation. Patient perception or preference is important as well. The perception of endoscopy procedures as being safer, and less painful than, corresponding surgical procedures may have the effect of minimizing patient fears.

Endoscopic procedures generally involve less recovery time and patient discomfort than conventional open or laparoscopic surgery. The significant patient benefits and cost savings associated with endoscopy have caused many governmental reimbursement programs and private health insurance plans to encourage the use of endoscopic procedures in a number of medical applications.

Our Solution and Products

The MUSE ™ system

Our primary product, the MUSE™ (Medigus Ultrasonic Surgical Endostapler)  system for transoral fundoplication, is an innovative device for the incisionless treatment of GERD, which is based on our proprietary platform technology and know-how. While at present substantially all of the Company’s revenue is derived from the Visual segment, the Company’s strategy is focused on the development and promotion of its MUSE System, which we therefore refer to as our ‘primary product’.  See also Item 5.A. Operating Results – Overview.

Transoral means the procedure is performed through the mouth, rather than through incisions in the abdomen. The MUSE™ system for transoral fundoplication was previously known as the SRS Endoscopic Stapling System. The MUSE ™ system is used to perform a procedure as an alternative to a surgical procedure known as "anterior fundoplication" in which the gastric fundus (upper part of the stomach) is wrapped around the lower esophagus, and stapled in place. Fundoplication is now primarily performed by conventional open or laparoscopic surgery.  The MUSE™ system offers an endoscopic, incisionless alternative. A single surgeon or gastroenterologist can perform the MUSE™ procedure, unlike in Nissin fundoplication in which more than one physician is required, and patients are typically released from the hospital one day after the procedure.

The system consists of three main components – the MUSE ™ controller console, the MUSE ™ endoscopic stapler, or endostapler, and several accessories (including an overtube, irrigation bottle, tubing supplies and staple cartridges). The endostapler incorporates a video camera, a surgical stapler and an ultrasonic sight, which is used to measure the distance between the anvil and the cartridge of the stapler, and to ensure their proper alignment. The device also contains an alignment pin, which is used for initial positioning of the anvil against the cartridge.

The system allows the operator to staple the fundus of the stomach to the esophagus, in two or more locations, around the circumference, thereby creating an “anterior partial fundoplication”, without any incisions or violation of the peritoneal or pleural cavity. Anterior means near the front, and fundoplication means folding of the fundus (the upper part of the stomach). In a Nissen fundoplication, the top part of the stomach is wrapped 360 degrees around the esophagus.  However, an anterior partial fundoplication is a procedure in which the wrap is limited to the half of the stomach facing the front of the patient.

The exact clearance by the FDA, or ‘Indications for Use’, of the MUSE System is “for endoscopic placement of surgical staples in the soft tissue of the esophagus and stomach in order to create anterior partial fundoplication for treatment of symptomatic chronic Gastro-Esophageal Reflux Disease in patients who require and respond to pharmacological therapy.  As such, the FDA clearance covers the use by an operator of the MUSE ™ endoscopic stapler to staple the fundus of the stomach to the esophagus, in two or more locations, around the circumference, thereby creating an anterior partial fundoplication as described in the above paragraph.  In addition, in the pivotal study that was presented to FDA in order to gain clearance, only patients who were currently taking GERD medications (i.e. pharmacological therapy) were allowed in the study.  In addition, all patients had to have a significant decrease in their symptoms when they were taking medication compared to when they were off the medication.  As such, the FDA clearance included the indication that MUSE is intended for patients who require and respond to pharmacological therapy.   The MUSE System indication does not restrict its use with respect to GERD severity from a regulatory point of view.  However, clinicians typically only consider interventional treatment options for moderate to severe GERD.  Therefore, it is reasonable to expect the MUSE System would be primarily used to treat moderate and severe GERD in practice. The system has received 510(k) marketing clearance from the FDA in the United States, as well as a CE mark in Europe and a license from Health Canada. It is also cleared for use in Turkey.

Multi-center clinical study and 510(k) marketing clearance

The original FDA submission included short-term (6 month) results from a multi-center clinical trial. The trial was conducted in support of the 510(k) marketing clearance submission for the system and pursuant to an FDA-issued Investigational Device Exemption (IDE).

Enrollment was completed in November 2010. A total of 72 patients were enrolled and 69 were treated with the MUSE ™ system during the study. A manuscript detailing the results of this study was recently accepted for publication in Surgical Endoscopy and is currently available online prior to printing through Open Access. Publication in the hardcopy of the journal is expected in early 2015. We are currently engaging the study centers to conduct longer-term follow-up of three to five years of this patient group and results are anticipated to be compiled in 2015. We cannot guarantee that all sites and all patients will participate in this extended follow-up effort.

The primary objective of the study was to assess the safety and efficacy of the  system in the treatment of subjects with GERD. The primary efficacy endpoint was at least a 50% improvement in the GERD-HRQL (Health Related Quality of Life) scores in 53% of the subjects. HRQL is the standard assessment of how an individual's well-being may be affected over time by a disease. Secondary efficacy assessments included PPI intake, esophageal acid exposure during a 24-hour period and anatomical changes. The follow-up period was set at six months following each procedure.

The primary endpoint was met in that 73% of subjects exhibited at least a 50% reduction in HRQL at six months. In addition, 85% of subjects reduced their PPI intake by at least 50%, with 65% of subjects eliminating PPI use completely at six months.

FDA marketing clearance was granted in May 2012 for the system following the original FDA submission. Subsequent improvements to the system included improvements to the camera, illumination and alignment mechanisms, the addition of an electronic stapling motor, and condensing two control consoles into a single unit. FDA clearance for the modified system was obtained in March 2014.  The modified system has also obtained a CE mark in Europe and a license from Health Canada.

In May 2013, we received and analyzed five years of follow-up results for a precursor IRB (Institutional Review Board) approved pilot study of the system conducted in 2007 at Deenanath Mangeshkar Hospital and Research Center in the city of Pune, India. According to the chief investigator who performed the trial, the five-year results are similar to the results obtained from subjects who received-laparoscopic procedures for GERD in the same period. Each year, eleven  of the thirteen patients were reached (although not always the same eleven).  All thirteen patients had at least a four year follow-up. Throughout the follow up period, GERD-HRQL scores were normal in all but one patient. All patients indicated that they would agree to do the procedure again. Out of the initial thirteen patients, seven (54%) had eliminated PPI and another three (23%)  reduced PPI use by 50% or more. It should be emphasized that for this trial patients were selected with GERD severity at a higher than average level (moderate to severe), a fact which may indicate an even greater outcome of the effect of the system in an average GERD level patient population. In February 2015, the results of this study were accepted for publication in a future issue of Surgical Endoscopy.

 Miniature Video Cameras

By definition all endoscopes must include vision apparatus to facilitate the operator's view of the internal organs of the patient. In the past, fiber optics were utilized for this purpose, and have been gradually replaced with electronic video systems offering higher resolution and higher-quality images. We have developed several models of miniaturized digital video cameras and video processing equipment, for use in medical endoscopy products as well as industrial uses. Our cameras range between 3mm to 0.99mm in diameter, and are based on either multi-use CCD (Charge Coupled Device) or less expensive single-use CMOS image sensors.

Our miniature cameras are intended for use in medical applications in which it has not yet been feasible to use miniature video cameras, and may be integrated into devices developed by the company, or by third parties who source the camera from us. We expect that the growing demand for single-use medical devices will increase demand for the CMOS cameras in particular, in fields such as gastroenterology, orthopedics, gynecology, ENT, urology, cardio-vascular, and other fields in which diagnostic and surgical procedures may be performed endoscopically. Small-diameter video cameras permit not only smaller camera-based endoscopes which are able to penetrate previously inaccessible organs and/or visualize them in improved image quality, but also allows for the addition of working channels and other features in the valuable space freed by the reduction in camera size.

Our most advanced camera is a prototype CMOS-based camera measuring only 0.99mm in diameter transmitting 45,000 pixels in HDMI format, which we believe to be the smallest video camera ever produced. This camera is based on "through-silicon-via" technology whereby the electronics pass vertically through the sensor, permitting smaller diameter devices. This prototype camera will not be commercially available in the foreseeable future.

Other products

We have utilized the MUSE™ system technological platform for the development of prototypes for other endoscopy and direct vision products, including a device aiding colonoscopy, a device used in dental surgery and others. To date, we have not yet applied for regulatory approvals for these devices, nor have we entered into agreements for the commercialization of these devices.

Our strategy

Our primary goal is to generate recurring revenues by driving sales of our MUSE ™ system and establishing it as the standard-of-care procedure and device for the treatment of moderate to severe GERD. We believe that we can achieve this goal by continuing to accumulate clinical data and promote reimbursement for the procedure in the principal markets of North America, Europe and Asia. Our strategy includes the following key elements:

Driving MUSE ™ sales

We intend to continue to focus on commercializing MUSE ™ system by expanding our sales and marketing infrastructure in the United States and Europe, as well as our global distribution footprint.  We anticipate that increases in the use of the MUSE ™ system in medical centers in a given country has the secondary effect or raising awareness of the system and accelerating subsequent sales.

Collaborating and/or co-developing with established companies

We seek to initiate co-development or licensing collaborations with leading companies which have existing marketing channels or significant marketing power, while we provide the technology necessary to produce a device that requires miniaturized video cameras. We are working to engage in agreements which would promote less invasive or minimally invasive procedures by leveraging our camera platform.

Establishing the MUSE ™ system as the standard-of-care

We have engaged with, and intend to continue to engage with leading surgeons and other innovative physicians or hospitals to collect additional data that supports the clinical and financial benefits of the MUSE™ system. Our goal is to establish that using our system will enhance the clinical outcomes of GERD patients. We expect that these improved clinical outcomes will also demonstrate to hospitals and medical centers the financial benefits of our system, including reduced procedure time, reduced physician time and reduced recovery time. We plan to engage selected physicians and hospitals, including university centers, to utilize the MUSE™ system for optimization of the procedure and to participate in our clinical training program.

Out-licensing products

We may consider plans to issue a license for various endoscopic systems which are based on owned and patent-protected technology which has been developed by us. We continue to work to engage in agreements with companies which produce and market medical devices, to include the production of systems for the foregoing companies which will be integrated by them in the endoscopic systems which they produce or that we will develop and/or produce for them.

Developing additional products

Additionally, we intend to develop other products which will be based on the technology which we have developed to date, including our imaging products and the MUSE™ system, or based on technology which we may develop in the future.

Substantially all of our revenues in recent years are based on the sale of miniature cameras which we develop and manufacture. The following data reflects our total revenue arising from the following services:

	Revenues
	(Thousands of NIS)
	2013	2012	2011
Sales of Miniature Cameras (Visual segment)	2,451	2,937	1,628
Sales of the MUSE™ System (MUSE segment)	47	62	168
Total	2,498	2,999	1,796

The following data reflects our total revenue broken down by geographic region:

	Revenues
	(Thousands of NIS)
	2013	2012	2011
United States	1,631	1,906	1,021
Europe	237	176	245
Asia	495	660	318
Other	135	257	212
Total	2,498	2,999	1,796

Seasonality of Business

While our business is growing and changing rapidly, we believe it is subject to quarterly seasonal fluctuations because of customary capital expenditure trends by hospitals due to various hospital budget considerations which are not in our control. Hospitals tend to purchase at the beginning of their budgetary cycle, which is different among hospitals. Therefore, it is hard to predict results of a certain quarter and some quarters may be weaker than others. However, during the last few years we have not seen any seasonality in our sales.

Raw Materials and Suppliers

The main raw materials required for the assembly and production of our various products mainly include electronic components, mechanical components, lighting components, tubes, lenses, sensors and cables, which we purchase from various suppliers and subcontractors in Israel and around the world. Pricing for our raw materials is generally not volatile although periodic pricing fluctuations may occur.

We generally engage with our suppliers and subcontractors in routine purchase orders for the performance of specific orders of goods, and not via long-term contracts. We are not required to provide collateral of any kind with respect to our orders. The payment is usually made in various currencies as agreed by the parties.

We believe we are not dependent on any of our suppliers. In general, alternative suppliers can be trained within a short period. However, we do have a small number of suppliers who provide us with, among other things, imaging optical sensors, lenses, flexible shaft and sterilization processes, the replacement of which could be longer, due to the adjustment of their products to our needs. However, we do not believe that the replacement of such suppliers would involve significant cost.  See “Item 3. Risk Factors - Our reliance on third-party suppliers…”.

Marketing and Distribution

Company Sales and Marketing Efforts

In the United States and Europe, our commercial goals in the short term are to initiate highly selective sites for procedural experience through a registry and other means of patient engagement.  We will support these physicians and hospitals through a number of activities, including:  marketing materials to help drive GERD patient awareness, hands-on training, animations, procedure simulator, attendance at key physician society meetings and trade shows, training courses, reimbursement analysis, and procedural assistance.

Engagement in External Distribution Agreements for the MUSE™ System

We currently have distribution agreements with local distributors in Turkey, Italy and China for the distribution of the MUSE™ system, (in China the distribution arrangement is pending achievement of regulatory clearance for the MUSE™ system which is to be sought by the distributor). To date, a few commercial procedures have been performed for treatment of GERD using the MUSE™ system, which were provided in accordance with distribution agreements.

In general, the distribution agreements with respect to the MUSE™ system are uniform and provide the following:

•	The distributor serves as the exclusive distributor in the territory relevant to the agreement;
•	The distributor must obtain all local approvals required to import and market the systems in the relevant country;
•
A preliminary distribution period of one to several years is determined, after which the agreement is automatically renewed for one year periods, unless one party notifies the other regarding the termination of the agreement;

•	The distributor undertakes to market the systems in accordance with an annual plan coordinated with us, and serves as a service center for the systems in that country; and

•	The distributor undertakes to purchase a minimum quantity of systems throughout the preliminary period of the agreement.

Marketing of Imaging Equipment

With respect to its visualization technology, we sell and market our off-the-shelf and customized products globally and also engage in co-development and other means of collaboration. Currently, the dedicated team includes a manager as well as two full-time employees that are directly conducting these efforts. In addition, in Japan we have a representative that is compensated based on commission from the revenue from this territory. We also undertake direct sales efforts, which are supported and driven by various means of marketing, managed by our marketing communication manager. These efforts include, for example, direct advertising, tradeshow attendance, web-marketing, and public relations. The Company is not currently a party to any distribution agreements related to its imaging products.

Intellectual Property

Our commercial success depends, in part, on obtaining and maintaining patent and other intellectual property protection, in the United States and internationally, for the technologies used in our products. We cannot be sure that any of our patents will be commercially useful in protecting our technology. We also rely on trade secrets to protect our product candidates. Our commercial success also depends in part on our non-infringement of the patents or proprietary rights of third parties.  The patent positions of medical device companies, including ours, can be highly uncertain and involve complex and evolving legal and factual questions. For additional information see “Item 3. Key Information – D. Risk Factors – Risks Related to Our Intellectual Property.”

We own 18 U.S. patents and have filed 4 additional patent applications. In addition, we own 56 patents that were granted in other countries. We also have 13 pending patent applications outside of United States. Our patents, and any patents which may be granted under our pending patent applications, expire between the years 2021 and 2033.

We cannot be sure that any patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future. There is also a significant risk that any issued patents will have substantially narrower claims than those that are currently sought.

We also protect our proprietary technology and processes, in part, by confidentiality and invention assignment agreements with our employees, consultants, scientific advisors and other contractors. These agreements may be breached, and we may not have adequate remedies for any breach. We also rely on trade secrets to protect our product candidates. However, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our employees, consultants, scientific advisors or other contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Scientific Advisory Board

We are currently in the process of considering candidates for a scientific advisory board.  We intend to appoint industry experts with significant experience in various scientific fields relevant to us.

Competition

The rapidly changing market for the treatment of GERD, which is comprised of pharmaceutical products, surgical procedures, medical devices and potential other treatments, can be significantly affected by new product introductions and other market activities of industry participants.   We believe that the principal competitive factors in our market include:

•	safety, efficacy and clinically effective performance of products;
•	product benefits, including the ability to offer users (both physicians and patients) a solution for treatment of GERD using endoscopic-based methods;

•	ease of use and comfort for the physician and patient;
•	the cost of product offerings and the availability of product coverage and reimbursement from third-party payors, insurance companies and other parties;
•	the strength of acceptance and adoption by physicians and hospitals;
•	the ability to deliver new product offerings and enhanced technology to expand or improve upon existing applications through continued research and development;
•	the quality of training, services and clinical support provided to physicians and hospitals;
•	effective sales, marketing and distribution;
•	the ability to provide proprietary products protected by strong intellectual property rights; and
•	the ability to offer products that are intuitive and easy to learn and use.

               Competition to the MUSE ™ System

We have several competitors in the medical device and pharmaceutical industries. Patients and physicians may opt for more established existing therapies to treat GERD, including PPI pharmaceutical treatment or Nissin fundoplication surgery. PPIs are currently being offered by several large pharmaceutical manufacturers, many of whom have significantly greater financial, clinical, manufacturing, marketing, distribution and technical resources and experience than we have.

Over the last few years a number of different medical devices and treatments have been introduced to address the “treatment gap” in GERD treatments and therapies which is found between long-term pharmaceutical therapy on one hand and surgery on the other.  These devices and treatments seek to treat GERD less invasively than Nissin fundoplication and without the need for long-term use of drug therapy, and include the following options that, to our knowledge, are currently commercialized:

•	EsophyXTM Transoral Incisionless Fundoplication (EndoGastric Solutions) — a device to endoscopically replicate a partial fundoplication.
•	LINX® Reflux Management System (Torax Medical) — an implantable magnetic mechanical collar around the lower esophageal sphincter.
•	Stretta (Mederi Therapeutics) — a catheter to deliver radiofrequency energy to the lower esophageal sphincter to stimulate collagen deposition (scarring) in the lower esophageal sphincter.

 Due to the fact that the market is broad, it is also possible that there are additional companies who are working on the development of endoscopic devices for the treatment of GERD.  However we do not have any indications concerning any commercial product or product approaching commercialization, beyond information published publicly, from time to time, in medical journals and databases of the FDA.

In addition, new companies have been, and are likely to continue to be, formed to pursue opportunities in our market.  For example EndoStim Inc. is a medical device company focused on the development and commercialization of a neurostimulation system for the treatment of GERD, via an implant which includes electrodes which stimulates the LES through a permanent electrical current, and is intended for the treatment of GERD. The Endostim device is implanted in the body by means of a laparoscopic surgery.

Competition to Miniature Video Cameras

The main devices that compete with our miniature cameras are manufactured by Awaiba, Fujikura, MicroCam (Sanovas), and Ocom. Differentiating factors between our cameras and those of our competitors include image quality and resolution, camera shape and dimensions, sensor technology, optic characteristics, and user flexibility/customization.

Government Regulation

The healthcare industry, and thus our business, is subject to extensive federal, state, local and foreign regulation. Some of the pertinent laws have not been definitively interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. In addition, these laws and their interpretations are subject to change.

Both federal and state governmental agencies continue to subject the healthcare industry to intense regulatory scrutiny, including heightened civil and criminal enforcement efforts. As indicated by work plans and reports issued by these agencies, the federal government will continue to scrutinize, among other things, the billing practices of healthcare providers and the marketing of healthcare products.

We believe that we have structured our business operations and relationships with our customers to comply with all applicable legal requirements. However, it is possible that governmental entities or other third parties could interpret these laws differently and assert otherwise. In addition, because there is a risk that our products are used off label, we believe we are subject to increased risk of prosecution under these laws and by these entities even if we believe we are acting appropriately. We discuss below the statutes and regulations that are most relevant to our business and most frequently cited in enforcement actions.

U.S. Food and Drug Administration

All of our products sold in the U.S. are subject to regulation as medical devices under the FDA, as implemented and enforced by the FDA. The FDA governs the following activities that we perform or that are performed on our behalf, to ensure that medical products we manufacture, promote and distribute domestically or export internationally are safe and effective for their intended uses:

•	product design, preclinical and clinical development and manufacture;
•	product premarket clearance and approval;
•	product safety, testing, labeling and storage;
•	record keeping procedures;
•	product marketing, sales and distribution; and
•	post-marketing surveillance, complaint handling, medical device reporting, reporting of deaths, serious injuries or device malfunctions and repair or recall of products.

FDA Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device we wish to commercially distribute in the United States will require either premarket notification, or 510(k) marketing clearance or approval of a premarket approval application, or PMA, from the FDA. The FDA classifies medical devices into one of three classes. Class I devices, considered to have the lowest risk, are those for which safety and effectiveness can be assured by adherence to the FDA’s general regulatory controls for medical devices, which include compliance with the applicable portions of the QSR, facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labeling, advertising, and promotional materials (General Controls). Class II devices are subject to the FDA’s General Controls, and any other special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device (Special Controls). Manufacturers of most class II and some class I devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. This process is generally known as 510(k) marketing clearance. Devices deemed by the FDA to pose the greatest risks, such as life sustaining, life supporting or some implantable devices, or devices that have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device, are placed in class III, requiring approval of a PMA.

510(k) Marketing Clearance Pathway

To obtain 510(k) marketing clearance, we must submit a premarket notification demonstrating that the proposed device is “substantially equivalent” to a legally marketed “predicate device” that is either in class I or class II, or to a class III device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of a PMA. A Special 510(k) is an abbreviated 510(k) application which can be used to obtain clearance for certain types of device modification such as modifications that do not affect the intended use of the device or alter the device’s fundamental scientific technology. A Special 510(k) generally requires less information and data than a complete, or Traditional 510(k). In addition, a Special 510(k) application often takes a shorter period of time, which could be as short as 30 days, than a Traditional 510(k) marketing clearance application, which can be used for any type of 510(k) device. The FDA’s 510(k) marketing clearance pathway usually takes from three to twelve months, but may take significantly longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence. There is no guarantee that the FDA will grant 510(k) marketing clearance for our future products and failure to obtain necessary clearances for our future products would adversely affect our ability to grow our business.

The FDA is currently considering proposals to reform its 510(k) marketing clearance process and such proposals could include increased requirements for clinical data and a longer review period. In response to industry and healthcare provider concerns regarding the predictability, consistency and rigor of the 510(k) regulatory pathway, the FDA initiated an evaluation of the 510(k) program, and in January 2011, announced several proposed actions intended to reform the review process governing the clearance of medical devices. The FDA intends these reform actions to improve the efficiency and transparency of the clearance process, as well as bolster patient safety. For example, in July 2011, the FDA issued a draft guidance document entitled “510(k) Device Modifications: Deciding When to Submit a 510(k) for a Change to an Existing Device,” which was intended to assist manufacturers in deciding whether to submit a new 510(k) for changes or modifications made to the manufacturer’s previously cleared device. While this draft guidance was subsequently withdrawn, the FDA is expected to replace the 1997 guidance document on the same topic. As part of FDASIA, Congress reauthorized the Medical Device User Fee Amendments with various FDA performance goal commitments and enacted several “Medical Device Regulatory Improvements” and miscellaneous reforms which are further intended to clarify and improve medical device regulation both pre- and post-approval. One of these provisions obligates the FDA to prepare a report for Congress on the FDA’s approach for determining when a new 510(k) will be required for modifications or changes to a previously cleared device. After submitting this report, the FDA is expected to issue revised guidance to assist device manufacturers in making this determination. Until then, manufacturers may continue to adhere to the FDA’s 1997 guidance on this topic when making a determination as to whether or not a new 510(k) is required for a change or modification to a device, but the practical impact of the FDA’s continuing scrutiny of these issues remains unclear. It is possible that any new guidance will make substantive changes to existing policy and practice regarding the assessment of whether a new 510(k) is required for changes or modifications to existing devices. Specifically, industry has interpreted the withdrawn draft guidance to take a more conservative approach in requiring a new 510(k) for certain changes or modifications to existing, cleared devices that might not have triggered a new 510(k) under the 1997 guidance. As of July 28, 2014 FDA released final guidance entitled “The 510(k) Program: Evaluating  Substantial Equivalence in Premarket Notifications” which is intended to identify, explain, and clarify each of the critical decision points in the decision-making process FDA uses to determine substantial equivalence.  We cannot predict which of the 510(k) marketing clearance reforms currently being discussed and/or proposed might be enacted, finalized or implemented by the FDA and whether the FDA will propose additional modifications to the regulations governing medical devices in the future. Any such modification could have a material adverse effect on our ability to commercialize our products.

 Medical devices can be marketed only for the indications for which they are cleared or approved. After a device receives 510(k) marketing clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a new or major change in its intended use, will require a new 510(k) marketing clearance or, depending on the modification, PMA approval. The FDA requires each manufacturer to determine whether the proposed changes requires submission of a 510(k) or a PMA, but the FDA can review any such decision and can disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) marketing clearance or PMA approval is obtained. Also, in these circumstances, we may be subject to significant regulatory fines or penalties. We have made, and plan to continue to make, additional product enhancements to MUSE™ system and other products that we believe do not require new 510(k) marketing clearances. We cannot be assured that the FDA would agree with any of our decisions not to seek 510(k) marketing clearance or PMA approval.

For risks related to 510(k) marketing clearance, see “Item 3. Key Information – D. Risk Factors – Risks Related to Regulatory Compliance.”

 PMA Approval Pathway

A PMA must be submitted to the FDA if the device cannot be cleared through the 510(k) process or is not otherwise exempt from the FDA’s premarket clearance and approval requirements. A PMA must generally be supported by extensive data, including, but not limited to, technical, preclinical, clinical trials, manufacturing and labeling, to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device for its intended use. Also, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. The FDA may or may not accept the panel’s recommendation. In addition, the FDA will generally conduct a pre-approval inspection of the applicant or its third-party manufacturers’ or suppliers’ manufacturing facility or facilities to ensure compliance with the QSR.

New PMAs or PMA supplements are required for modifications that affect the safety or effectiveness of the device, including, for example, certain types of modifications to the device’s indication for use, manufacturing process, labeling and design. PMA supplements often require submission of the same type of information as a PMA, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA and may not require as extensive clinical data or the convening of an advisory panel. None of our products are currently approved under a PMA approval. However, we may in the future develop devices which will require the approval of a PMA. There is no guarantee that the FDA will grant PMA approval of our future products and failure to obtain necessary approvals for our future products would adversely affect our ability to grow our business.

Clinical Trials

Clinical trials are generally required to support a PMA application and are sometimes required for 510(k) marketing clearance. Such trials generally require an Investigational Device Exemption application, or IDE, approved in advance by the FDA for a specified number of patients and study sites, unless the product is deemed a non-significant risk device eligible for more abbreviated IDE requirements. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. Clinical trials are subject to extensive monitoring, recordkeeping and reporting requirements. Clinical trials must be conducted under the oversight of an Institutional Review Board, or IRB, for the relevant clinical trial sites and must comply with FDA regulations, including but not limited to those relating to good clinical practices. To conduct a clinical trial, we are also required to obtain the patient’s informed consent in form and substance that complies with both FDA requirements and state and federal privacy and human subject protection regulations. We, the FDA or the IRB could suspend a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits. Even if a trial is completed, the results of clinical testing may not adequately demonstrate the safety and efficacy of the device or may otherwise not be sufficient to obtain FDA clearance or approval to market the product in the United States. Similarly, in Europe the clinical study must be approved by a local ethics committee and in some cases, including studies with high-risk devices, by the ministry of health in the applicable country.

Pervasive and Continuing Regulation

After a device is placed on the market, numerous regulatory requirements continue to apply. In addition to the requirements below, the Medical Device Reporting, or MDR, regulations require that we report to the FDA any incident in which our products may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. See “Item 3. Key Information – D, Risk Factors – Risks Related to Regulatory Compliance,” for further information regarding our reporting obligations under MDR regulations. Additional regulatory requirements include:

•	product listing and establishment registration, which helps facilitate FDA inspections and other regulatory action;
•
QSR, which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all phases of the design and manufacturing process;

•	labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or off-label use or indication;
•	clearance of product modifications that could significantly affect safety or efficacy or that would constitute a major change in intended use of one of our cleared devices;
•	approval of product modifications that affect the safety or effectiveness of one of our approved devices;
•	post-approval restrictions or conditions, including post-approval study commitments;
•	post-market surveillance regulations, which apply, when necessary, to protect the public health or to provide additional safety and effectiveness data for the device;
•	the FDA’s recall authority, whereby it can ask, or under certain conditions order, device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and
•	notices of corrections or removals.

We must also register with the FDA as a medical device manufacturer and must obtain all necessary state permits or licenses to operate our business.

Failure to comply with applicable regulatory requirements, including delays in or failures to report incidents to the FDA as required under the MDR regulations, can result in enforcement action by the FDA, which may include any of the following sanctions:

•	warning letters, fines, injunctions, consent decrees and civil penalties;
•	customer notifications or repair, replacement, refunds, recall, detention or seizure of our products;
•	operating restrictions or partial suspension or total shutdown of production;
•	refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products;
•	withdrawing 510(k) marketing clearances or PMA approvals that have already been granted;
•	refusal to grant export approval for our products; or
•	criminal prosecution.

 We cannot be assured that we have adequately complied with all regulatory requirements or that one or more of the referenced sanctions will not be applied to us as a result of a failure to comply.

Marketing Approvals Outside the United States

Sales of medical devices outside the United States are subject to foreign government regulations, which vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may differ.

The European Union has adopted numerous directives and standards regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices. Each European Union member state has implemented legislation applying these directives and standards at the national level. Other countries, such as Switzerland, have voluntarily adopted laws and regulations that mirror those of the European Union with respect to medical devices. Devices that comply with the requirements of the laws of the relevant member state applying the applicable European Union directive are entitled to bear CE conformity marking and, accordingly, can be commercially distributed throughout the member states of the European Union and other countries that comply with or mirror these directives. The method of assessing conformity varies depending on the type and class of the product, but normally involves a combination of self-assessment by the manufacturer and a third-party assessment by a “Notified Body,” an independent and neutral institution appointed to conduct conformity assessment. This third-party assessment consists of an audit of the manufacturer’s quality system and clinical information, as well as technical review of the manufacturer’s product. An assessment by a Notified Body in one country within the European Union is required in order for a manufacturer to commercially distribute the product throughout the European Union. In addition, compliance with ISO 13845 on quality systems issued by the International Organization for Standards, among other standards, establishes the presumption of conformity with the essential requirements for a CE marking. In addition, many countries apply requirements in their reimbursement, pricing or health care systems that affect companies’ ability to market products.

We have been authorized by MedCert Zertifizierungs und Prufungsgsesellschaft fur die Medizin GmbH of Germany, and are entitled to print the CE Mark on our products, after having examined the EU Technical File for each new product.

Health Care Laws and Regulations

Third-Party Reimbursement

In the United States and elsewhere, health care providers that perform surgical procedures using medical devices such as ours generally rely on third-party payors, including governmental payors such as Medicare and Medicaid and private payors, to cover and reimburse the associated medical and surgical costs. Consequently, sales of medical devices are dependent in part on the availability of reimbursement to the customer from third-party payors. The manner in which reimbursement is sought and obtained varies based upon the type of payor involved and the setting in which the product is furnished and utilized. In general, third-party payors will provide coverage and reimbursement for medically reasonable and necessary procedures and tests that utilize medical devices and may provide separate payments for the implanted or disposable devices themselves. Most payors, however, will not pay separately for capital equipment. Instead, payment for the cost of using the capital equipment is considered to be covered as part of payments received for performing the procedure. In determining payment rates, third-party payors are increasingly scrutinizing the prices charged for medical products and services in comparison to other therapies. The procedures in which our products are used may not be reimbursed by these third-party payors at rates sufficient to allow us to sell our products on a competitive and profitable basis.

In addition, in many foreign markets, including the countries in the European Union, pricing of medical devices is subject to governmental control. In the United States, there have been, and we expect that there will continue to be, a number of federal and state proposals to limit payments by governmental payors for medical devices, and the procedures in which medical devices are used.

In March 2010, comprehensive health care reform legislation was enacted through the passage of PPACA, also known as the Affordable Care Act. Significant measures contained in the health care reform legislation include initiatives to revise Medicare payment methodologies, initiatives to promote quality indicators in payment methodologies (including the bundling of hospital and physician payments), initiatives related to the coordination and promotion of research on comparative clinical effectiveness of different technologies and procedures, and annual reporting requirements related to payments to physicians and teaching hospitals. At this time it is not possible to predict whether these initiatives will have a positive or negative impact on us. The health care reform legislation also includes new taxes impacting certain health-related industries, including medical device manufacturers. As of 2013, each medical device manufacturer or importer has to pay an excise tax (or sales tax) in an amount equal to 2.3% of the price for which such manufacturer sells its medical devices. In addition to the health care reform legislation, various healthcare reform proposals have also emerged at the state level. We cannot predict whether future healthcare initiatives will be implemented at the federal or state level or internationally, or the effect any future legislation or regulation will have on us. The taxes imposed by the health care reform legislation and the expansion in government’s role in the U.S. healthcare industry may result in decreased profits to us, lower reimbursements by payors for our products, and reduced medical procedure volumes, all of which may adversely affect our business, financial condition and results of operations, possibly materially.

Medicare and Medicaid

The Medicare program is a federal health benefit program administered by the CMS, that covers and pays for certain medical care items and services for eligible elderly persons. The Medicaid program is a federal-state partnership under which states receive matching federal payments to fund healthcare services for the poor.

 Commercial Insurers

Many private payors look to CMS policies as a guideline in setting their coverage policies and payment amounts. A decrease of, or limitation on, reimbursement payments for physicians and hospitals by CMS or other agencies may affect coverage and reimbursement determinations by many private payors. Additionally, some private payors may reimburse only a portion of the costs associated with the use of our products, or not at all.

Fraud and Abuse Laws

Because of the significant federal funding involved in Medicare and Medicaid, Congress and the states have enacted, and actively enforce, a number of laws whose purpose is to eliminate fraud and abuse in federal health care programs. Our business is subject to compliance with these laws.

Anti-Kickback Statutes and Federal False Claims Act

The federal healthcare programs’ Anti-Kickback Statute prohibits persons from soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing or arranging for a good or service, for which payment may be made under a federal healthcare program such as Medicare or Medicaid. Penalties for violations include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federal healthcare programs.

The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. There are a number of statutory exceptions as well as regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, however, the exceptions and safe harbors are drawn narrowly, and practices that do not fit squarely within an exception or safe harbor may be subject to scrutiny.

Many states have adopted laws similar to the Anti-Kickback Statute. Some of these state prohibitions apply to referral of patients for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs.

Government officials have focused their enforcement efforts on marketing of healthcare services and products, among other activities, and recently have brought cases against companies, and certain sales, marketing and executive personnel, for allegedly offering unlawful inducements to potential or existing customers in an attempt to procure their business.

Another development affecting the healthcare industry is the increased use of the federal Civil False Claims Act and, in particular, actions brought pursuant to the False Claims Act’s “whistleblower” or “qui tam” provisions. The federal civil False Claims Act prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment of government funds or knowingly making, using or causing to be made or used, a false record or statement material to an obligation to pay money to the government or knowingly concealing or knowing and improperly avoiding, decreasing or concealing an obligation to pay money to the federal government. Violation of the False Claims Act can result in significant civil and administrative penalties, up to treble damages and exclusion from participation in federal health care programs like Medicare and Medicaid. The False Claims Act also allows a private individual or entity to sue on behalf of the government. Medical device manufacturers and other health care companies have been investigated by the U.S. Department of Justice and have reached substantial financial settlements with the federal government under the civil False Claims Act for a variety of alleged improper marketing activities, including providing free product, providing consulting fees, grants, free travel and other benefits to physicians to induce them to prescribe the company’s products, and for causing false claims to be submitted as a result of the marketing of their products for unapproved, and thus non-reimbursable, uses. Resolution of such investigations has often included manufacturers entering into corporate integrity agreements with the Office of Inspector General for the U.S. Department of Health and Human Services that require, among other things, substantial reporting and remedial actions.

Additionally, several bills have been passed or are pending, at both the state and federal levels that expand the anti-kickback laws to require, among other things, extensive tracking and maintenance of databases regarding relationships to physicians and healthcare providers. The PPACA imposes new reporting and disclosure requirements on device manufacturers for any “transfer of value” made or distributed to physicians and teaching hospitals, otherwise known as the Physician Payment Sunshine Act. Device manufacturers were required to begin collecting data on August 1, 2013 and will be required to submit reports to CMS by March 31, 2014 (and the 90th day of each subsequent calendar year). In addition, there has been a recent trend of increased federal and state regulation of payments made to physicians. Some states, such as California, Massachusetts and Nevada, mandate implementation of commercial compliance programs, while certain states, such as Massachusetts and Vermont, impose restrictions on device manufacturer marketing practices and tracking and reporting of gifts, compensation and other remuneration to physicians. The implementation of the infrastructure to comply with these bills and regulations could be costly and any failure to provide the required information may result in civil monetary penalties.

We believe our current consulting agreements with physicians represent legitimate compensation for needed documented services actually furnished to us. However, engagement of physician consultants by medical device manufacturers has recently been subject to heightened scrutiny. In this environment, our engagement of physician consultants in product development or clinical testing could subject us to similar scrutiny. We are unable to predict whether we would be subject to actions under the Anti-Kickback Statute or False Claims Act or any similar state law, or the impact of such actions.

HIPAA and Other Fraud and Privacy Regulations

Among other things, the HIPAA, created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The HIPAA health care fraud statute prohibits, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment and/or exclusion from government sponsored programs. The HIPAA false statements statute prohibits, among other things, knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines and/or imprisonment.

In addition to federal regulations issued under HIPAA, some states have enacted privacy and security statutes or regulations that, in some cases, are more stringent than those issued under HIPAA. In those cases, it may be necessary to modify our planned operations and procedures to comply with the more stringent state laws. If we fail to comply with applicable state laws and regulations, we could be subject to additional sanctions.

Anti-Bribery Laws

 Compliance with complex foreign and U.S. laws and regulations that apply to our international operations increases our cost of doing business in international jurisdictions and could expose us or our employees to fines and penalties in the U.S. and abroad. These numerous and sometimes conflicting laws and regulations include the FCPA. The FCPA prohibits U.S. companies, companies whose securities are listed for trading in the United States and other entities, and their officers, directors, employees, shareholders acting on their behalf and agents from offering, promising, authorizing or making payments to foreign officials for the purpose of obtaining or retaining business abroad or otherwise obtaining favorable treatment. The FCPA also requires companies to maintain records that fairly and accurately reflect transactions and maintain internal accounting controls. In many countries, hospitals are government-owned and healthcare professionals employed by such hospitals, with whom we regularly interact, may meet the definition of a foreign official for purposes of the FCPA. Additionally, recently enacted U.S. legislation increases the monetary reward available to whistleblowers who report violations of federal securities laws, including the FCPA, which may result in increased scrutiny and allegations of violations of these laws and regulations. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers, or our employees, prohibitions on the conduct of our business, and damage to our reputation.

Israeli Government Programs

Under the Encouragement of Industrial and Development Law, 5744-1984 (the “R&D Law”), research and development programs which meet specified criteria and are approved by a committee of the Office of Chief Scientist of the Israeli Ministry of Economy (formerly named the Ministry of Industry, Trade and Labor) (“OCS”) are eligible for grants from the OCS. The grant amounts are determined by the research committee, and are typically a percentage of the project’s expenditures. Under most programs, the grantee is required to pay royalties to the State of Israel from the sale of products developed under the program. Regulations under the R&D Law generally provide for the payment of royalties of 3% to 5% (and currently  limited to 3.5%) on sales of products and services based on or incorporating technology developed using grants or know-how deriving therefrom, until 100% of the grant, linked to the dollar and bearing interest at the LIBOR rate, is repaid. The royalty rates and the aggregate repayment amount may be higher if manufacturing rights are transferred outside of Israel, as further detailed below. The manufacturing rights of products incorporating technology developed thereunder may not be transferred outside of Israel, unless approval is received from the OCS and additional royalty payments are made to the State of Israel, as further detailed below. However, this does not restrict the export of products that incorporate the funded technology.

Regardless of any royalty payment obligations, we are further required to comply the R&D Law as amended, and related regulations, with respect to the grants. Under the R&D Law and related regulations, when a company develops know-how, technology or products using OCS grants, the terms of these grants and the R&D Law restrict the transfer of such know-how, inside or outside of Israel, without the prior approval of the OCS. Transfer of OCS supported know-how outside of Israel will also require the payment of transfer fees to the OCS. Maximal transfer fees with respect to the transfer of know how are as follows: up to three times the original grant received plus accrued interest as of the date of transfer, when the OCS Research Committee is satisfied that the research and development activity will remain in Israel, and up to six times the value of the original grant if such condition is not met.  In addition, the R&D Law restrict the transfer of manufacturing or manufacturing rights of products, technologies or know-how incorporating know-how, technology or products using OCS grants without the prior approval of the OCS and payment of increased royalties as detailed below.  Therefore, if aspects of our technologies are deemed to have been developed with OCS funding, the discretionary approval of an OCS committee would be required for any transfer to third parties inside or outside of Israel of know how or manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the OCS may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel. In addition, the OCS has the discretion to permit overseas manufacture in excess of the declared percentage (deviations of up to 10% do not require consent, but the OCS must be notified). Consent is contingent upon payment of additional royalties, at rates and subject to ceilings set out in the relevant regulations, up to three times the amount of the grants.

Grants Received from the Chief Scientist

We have received grants from the OCS as part of our participation in two programs as described below:

Membership in the Activities of the Bio Medical Photonic Consortium

The Bio Medical Photonic Consortium (the “Consortium”) commenced its activities in June 2007, and concluded its activities on December 31, 2012. The purpose of the Consortium was to develop generic photonic technologies in the field of diagnostics and therapeutics in the biomedical industry in Israel, and specifically on the subject of the digestive system. The activities of the Consortium were performed under the management of the Company and Given Imaging Ltd., where each would develop technological models which are based on their internal developments and on developments of the members of the Consortium.

Within the framework of the activities of the Consortium, the Company worked to develop the next generation technology of miniature cameras. The cameras were integrated, within the framework of the Consortium, in technological models for minimally invasive procedures which were developed by the members of the Consortium.  The various combinations of surgical tools and advanced visual capabilities with miniature endoscopes are innovative, and the Company predicts that the Consortium framework will continue serving as a fruitful basis for the development of innovative medical procedures through the creation of intellectual property. Additionally, the Company will cooperate with research groups which develop indicators for early detection of colorectal cancer, with the aim of integrating the visualization techniques and key products in this field.

The following are details regarding the Company's rights and obligations within the framework of its activity in the Consortium, which continue to apply notwithstanding the conclusion of the program:

(i)
The property rights to information which has been developed belongs to the Consortium member that developed it. However, the developing entity is obligated to provide the other members in the Consortium a license for the use of the new information, without consideration, provided that the other members do not transfer such information to any entity which is not a member of the Consortium. The provision of a license or of the right to use the new information to a third party is subject to approval by the administration of the MAGNET Program at the OCS.

(ii)
The Company is entitled to register a patent for the new information which has been developed by it within the framework of its activity in the Consortium. The foregoing registration does not require approval from the administration; and

(iii)
The know-how and technology developed under the program is subject to the restrictions set forth under the R&D Law, including restrictions on the transfer of such know-how and any manufacturing rights with respect thereto, without first obtaining the approval of the OCS. Such approval may entail additional payments to the OCS, as determined under the R&D Law and regulations, and as further detailed above.

Collaboration Grant for the Development of a Miniature Diameter Endoscope for Use in Dental Implants

In July 2011, the OCS approved the Company’s application for support for a joint project regarding the development of an innovative, miniature diameter endoscopic product in the field of dental surgery (the “Dental Project”). In October 2012, the Company received a notice according to which approval was given for continued support for the Dental Project for a second year. The OCS support for the Dental Project concluded on July 31, 2013.

The Dental Project was performed in collaboration with Qioptiq GmbH, a German corporation (“Qioptiq”) in the field of sophisticated medical micro-optics, including in the medical and life sciences sector. The collaboration between the Company and Qioptiq was performed within the framework of the Eureka organization, a Pan-European organization which includes approximately 40 member states, including the State of Israel, and which acts to coordinate and to finance research and development enterprises in and outside of Europe.

In accordance with the outline of the Dental Project, the Company and Qioptiq collaborated on the development of an innovative miniature-diameter endoscope, with side viewing capabilities, intended for use in various dental implant procedures (the “Dental Endoscope”). During the Dental Project, each of the parties developed different parts of the Dental Endoscope. In accordance with the terms of the collaboration, the intellectual property which originated from the development of the Dental Endoscope remained the exclusive property of the party which developed it. Subject to the completion of the project, the parties agreed to conduct negotiations regarding the method used to produce and market the Product (the foregoing negotiations have not yet been conducted).

Implantation procedures are complex, and in many cases, damage is caused to the tissue of the mouth and the jaw due to the dentist’s inability to see the entire operating area. The Dental Endoscope is intended to allow improved visual monitoring of the surgical procedure using a miniature video camera which has been developed by the Company, which is installed on the edge of the endoscope, thereby significantly reducing the risk to the patient.  It is estimated that hundreds of thousands of procedures of the kind for which the product is intended are performed each year in Europe. Construction of a prototype for the product concluded in November 2012. The prototype is intended for use in pre-clinical trials and in human clinical trials.

As of the date hereof, there is no certainty that it will be possible to produce and market the product, which may be developed and/or that the regulatory approvals required for the product’s marketing will be received.

Grants and Royalty Obligations

The following table summarizes the grants received from the OCS under the two programs described above:

Program Type	Product	Grants Received from the Chief Scientist (in thousands of NIS)				Bonus Repayment Terms; Special Terms
		2011	2012	2013	Total (including previous years)
Bio Medical Photonics Consortium	Production of generic technology, partial development of miniature cameras	1,384	1,487	304	8,636	There is no requirement to pay royalties with respect to such grant.
Collaboration within the framework of the Eurekaorganization	Miniature endoscope for dental implants*	211	204	380	795	Royalties at a rate of 3%-5% from the sales of the relevant device, up to the repayment of the grant, with the addition of interest and linkage. The repayment terms are not dependent upon a timetable.

*
The Company estimates the probability that it will receive income from the miniature endoscope for dental implants to be low. There have been no sales and therefore no royalties were reported or paid to the OCS to date.  Therefore, the Company has not created a liability in its financial statements in respect of payment of future royalties to the OCS.

C.	Organizational Structure

We currently have one wholly owned subsidiary: Medigus USA LLC, a limited liability company, incorporated in the State of Delaware, United States.

D.	Property, Plant and Equipment

Our offices and main research and development facility are located at Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500 Israel, where we occupy approximately 902 square meters. We lease our facilities and our lease ends on December 31, 2014. Our monthly rent payment as of January 2014 was NIS 25 thousand. We lease additional offices at 2 Ha'Arava Street, Airport City Industrial Zone, Israel, where we occupy approximately 219 square meters. We lease our facilities and our lease ends on June 9, 2015. Our monthly rent payment as of June 2014 was NIS 18 thousand.

Effective January 2014, the office of our U.S. subsidiary  is located in Walnut Creek, California, and this lease has been renewed though December 31, 2014.

 We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business. We have no current plans to construct, expend or improve our facilities.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere in this registration statement.  The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs.  Our actual results could differ materially from those discussed in the forward-looking statements.  Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly those in “Item 3. Key Information — Risk Factors.”

A.	Operating Results

Overview

We are a medical device company specializing in developing innovative endoscopic procedures and devices. We are a developer of a unique proprietary endoscopic system for the treatment of GERD, a common chronic disease. We have an advanced technology platform for performing a wide range of endoscopic procedures. The platform includes various types of rigid, semi-flexible and flexible video endoscopes, as well as respective endoscopy suites.

From our date of incorporation, we have invested the majority of our research and development efforts on the MUSE™ system, intended for the minimally invasive and endoscopic treatment of GERD, one of the most widespread chronic diseases in the western world. The system has also been given marketing approval by the FDA through the 510(k) track, and bears CE mark, as required in order to market the system in European Union countries.

The Company has two reportable segments:

1) MUSE segment – development, manufacturing and marketing of an endoscopy system for the treatment of gastroesophageal reflux disease (GERD).

2) Visual segment - development, manufacturing and marketing of products based on miniature cameras and related equipment. To date, as reflected below, substantially all of the Group's revenue has derived from this segment.

For the year ended December 31, 2013 we derived NIS 2,451 thousand of revenues from our Visual segment (98%), and NIS 47 thousand of revenues from our MUSE segment (2%). For the year ended December 31, 2012 we derived NIS 2,937 thousand of revenues from our Visual segment (98%), and NIS 62 thousand of revenues from our MUSE segment (2%). For the year ended December 31, 2011 we derived NIS 1,628 thousand of revenues from our Visual segment (91%), and NIS 168 thousand of revenues from our MUSE segment (9%).

While at present substantially all of the Company’s revenue is derived from the Visual segment, the Company’s strategy is focused on the development and promotion of its MUSE System. See also Note 16 to the financial statements for further information as to segment results.

We have incurred net losses in all years since our inception, and, as of September 30, 2014, we had an accumulated deficit of approximately NIS 125 million. We anticipate that we are likely to continue to incur significant net losses for at least the next several years as we continue development of the MUSE™ system and potentially other products, expand our sales and marketing capabilities in the endoscopy-based products market, continue the commercialization of our MUSE™ system and work to expand its adoption and clinical implementation, and continue to develop the corporate infrastructure required to sell and market our products.

Recent business events and key milestones in the development of our business, include the following:

•
In June 2014, we signed private equity placement agreements in an aggregate amount of approximately $11.1 million including shares and warrants. The offerings closed in August 2014. Approximately half of the amount was raised from Israeli investors, with the largest portion coming from entities within the Migdal Insurance Group, and with the remainder consisting of U.S institutional investors Sabby Management, Armistice Capital and Senvest. OrbiMed Israel Partners Limited Partnership ("OrbiMed"), our controlling shareholder, also participated. See "Item 10. Additional Information – C. Material Contracts".

•
In October 2013, pursuant to a shelf prospectus in Israel, we raised approximately $7 million through an issuance of shares and warrants to the public. See "Item 10. Additional Information – C. Material Contracts".

•	In February 2013, OrbiMed completed an investment of $8 million. See “Item 10. Additional Information – C. Material Contracts” of this Registration Statement on Form 20-F.

•	We received FDA clearance May 2012 for our original MUSE™ system and in March 2014 for our modified MUSE™ system.

•	We received a CE mark in September 2012 for the modified MUSE™ system.

Critical Accounting Policies and Significant Judgments and Estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The accounting estimates used in the preparation of our financial statements require management to make assumptions regarding circumstances and events that involve considerable uncertainty. Management prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any affected future periods.

Our significant accounting policies are more fully described in the note 3 to our consolidated financial statements as at December 31, 2013. However, certain of our accounting policies are particularly important to the description of our financial position and results of operations. In applying these critical accounting policies, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. Those estimates are based on our historical experience, the terms of existing contracts, our observation of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. These estimates are subject to an inherent degree of uncertainty. Our critical accounting policies include:

Revenue Recognition

Our revenue in recent years is primarily based on the sale of imaging equipment which we develop and manufacture (Visual segment). We also derive revenue from the sale of the MUSE ™ system (MUSE segment). Our revenues from the Visual segment originate from medical device companies and research institutions which are engaged in the research and development of medical products in the United States, Japan and Europe.  However, these video cameras are also sold to other customers.

We recognize revenues in accordance with International Accounting Standard No. 18, or IAS 18. Under IAS 18, revenues from the sale of goods are recognized when all of the following criteria have been met as of the applicable balance sheet date:

•	The significant risks and yields that are derived from the ownership of the goods have been transferred to the purchaser;

•	We do not retain continuing managerial involvement at a level that generally typifies ownership and we do not retain effective control over the goods being sold;

•	The amount of the revenues can be measured reliably;

•	It is expected that the economic benefits that are connected to the transaction will flow to us; and

•	The costs that have been incurred or that will be incurred in respect of the transaction can be measured reliably.

When multiple-element arrangements exist, the amount of revenue allocated to each element is based upon the relative fair values of the various elements. The fair values of each element are determined based on the current market price of each of the elements when sold separately.

Share- Based Compensation

We account for share-based compensation arrangements in accordance with the provisions of IFRS2. IFRS2 requires us to recognize share-based compensation expense for awards of equity instruments based on the grant-date fair value of those awards. The cost is recognized as compensation expense, based upon the grant-date fair value of the equity or liability instruments issued. The fair value of our option grants is computed as of the grant date based on the Black-Scholes model, using standard parameters established in that model.  The value of the transactions, measured as described above, is recognized as an expense over the vesting period.

Government Participation in Research and Development Expenses

We received research and development grants from the State of Israel through the OCS. In accordance with the OCS programs, we were entitled to a specific grant with respect to a development project only after we incurred development costs related to the project. Such grants are accounted for as forgivable loans according to International Accounting Standards No. 20, “Accounting for Government Grants and Disclosure of Government Assistance,” or IAS 20, since they are repayable only if we generate revenues related to the underlying project.

In accordance with IAS 20, we account for grants received from the OCS as a liability according to their fair value on the date of their receipt, unless on that date it is reasonably certain that the amount we received will not be refunded, in which case the grants are carried to income as a reduction of the research and development expenses.

Upon the initiation of any project for which we have received a grant, we consider if it is reasonably certain that the project will reach the revenue-generating stage during the entire development phase of the project when determining the accounting treatment of the related grant. Our determination is based on various factors including our past experience. We reexamine the liability to the OCS each reporting period by reviewing the estimate of our future payments to the OCS based on our future sales forecasts.

Capitalization of Development Costs

We capitalize development expenditure in accordance with International Accounting Standard No. 38, or IAS 38, only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and we intend to and have sufficient resources to complete development and to use or sell the asset.

We capitalize development costs based on our judgment regarding technological and economic feasibility, which generally exists when a product development project reaches a defined milestone, or when entering into a transaction to sell the know-how that was derived from the development.

Accounting for Income Taxes

As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposures and make an assessment of temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. Significant management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities. Changes to these estimates may result in a significant increase or decrease to our tax provision in the current or subsequent period.

We recognize deferred tax assets for unused tax losses, tax benefits, and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which that can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The calculation of our tax liabilities or reduction in deferred tax asset involves dealing with uncertainties in the application of complex tax regulations and estimates of future taxable income in different geographical jurisdictions. We recognize liabilities for uncertain tax positions if it is probable to be realized. It is inherently difficult and subjective to estimate such amounts, as we have to determine the probability of various possible outcomes. We reevaluate these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effective settlement of audit issues, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision.

Warrants

On March 3, 2013 the Company issued a warrant (the “Warrant”), to OrbiMed Israel Partners Limited Partnership (“OrbiMed”) to purchase 39,945,474 shares. The Warrant is exercisable for payment of NIS 0.917 per share during the 18 months following the issuance of the Warrant, and NIS 1.1004 per share at the end of 18 months until the end of 36 months following the issuance of the Warrant. The Warrant can also be exercised using a cashless exercise mechanism, in which the number of shares issued would be decreased in accordance with the reduced cash realization price. The Warrant exercise price is adjustable upon certain events (e.g. dividend, distribution of bonus shares, etc.).

In accordance with International Accounting Standard 32: “Financial Instruments: Presentation”, these warrants are a “financial liability”, classified in the statement of financial position as a non-current liability on the line “warrants at fair value”. As the aforementioned liability is a non-equity derivative financial instrument, it is classified in accordance with IAS 39 to the category of financial liability at fair value through the statement of income, which is measured at its fair value at each date of the statement of financial position, with changes in the fair value currently reflected in the statement of income

A binomial model was used in calculating the value of the Warrant. The interest rate between the periods is derived from a curve of Israel government bonds for a period matching the lifetime of the Warrant. The expected standard deviation is derived based on fluctuations of the Company’s share prices.

Results of Operations

Comparison of the fiscal years ended December 31, 2013 and December 31, 2012

Revenues

The following tables present our total revenues, in thousands of NIS, by geographic area and by segment for the fiscal years indicated:

	For the Year Ended December 31,
	2013		2012
United States	1,631	65%	1,906	64%
Europe	237	10%	176	6%
Asia	495	20%	660	22%
Other	135	5%	257	8%
Total	2,498	100%	2,999	100%

	2013		2012
MUSE segment	47	2%	62	2%
Visual segment	2,451	98%	2,937	98%
Total	2,498	100%	2,999	100%

The Company’s revenue to date has been primarily based on the sale of imaging equipment, which the Company develops and manufactures.  In the year ended December 31, 2013, we generated NIS 2,498 thousand of total revenues, compared to NIS 2,999 thousand in the year ended December 31, 2012, a decrease of NIS 501 thousand, or 16.7%. This decrease was primarily due to a NIS 486 thousand decrease in our Visual segment and a NIS 15 thousand decrease in our MUSE segment. The decrease in our Visual segment was primarily due to:

(i)
a significant customer in 2012 who accounted for revenue of NIS 599 thousand and did not account for any revenue in 2013 (see ‘Customer C’ in note 16 to our financial statements for the year ended December 31, 2013), which was partially offset by a second significant customer who accounted for revenue of approximately NIS 323 thousand in 2013 compared to revenue of approximately NIS 143 thousand from this customer in 2012 (see ‘Customer A’ in note 16 to our financial statements for the year ended December 31, 2013); and

(ii)	the decrease in the average value of the dollar against the NIS by approximately 5.5% in 2013 compared to 2012.

Gross Profit

Gross profit was NIS  1,372 thousand for the year ended December 31, 2013, or 55% of revenues, compared to NIS 1,838 thousand, or 61% of revenues for the year ended December 31, 2012. The decrease in gross profit of NIS 466 thousand, or 25% was primarily due to:

(i)
the gross profit margin in the transaction with ‘Customer C’ referenced above (which accounted for approximately 20% of our revenues in 2012 but which did not recur in 2013) was higher than the average gross profit margin of our product sales in 2013;

(ii)	during 2013 we recorded a gross loss with respect to sales of our MUSE products in the amount of approximately NIS 126 thousand, compared to a gross loss of NIS 28 thousand recorded for the sales of the MUSE products in 2012. The increase of our gross loss for the MUSE products was due to our commitment to send company staff (technicians and/or medical advisors) to accompany initial procedures for purposes of support and training; and

(iii)	during 2013 the average exchange rate of the U.S. dollar to the NIS decreased by approximately 5.5% compared to the average rate in 2012, which impacted our revenues derived from US dollars.

Operating Expenses

The following table presents operating expenses for the periods indicated (in thousands of NIS):

	For the Year Ended December 31,
	2013	2012	Increase
	(in thousands, NIS)%
Research and development expenses, net	8,180	7,752	428	6
Selling and marketing	3,234	1,784	1,450	81
General and Administrative	6,877	4,694	2,183	47
Other income, net	666	214	452	211
Total operating expenses, net	17,625	14,016	3,609	26

Research and Development Expenses, Net

The following table presents research and development cost, net, for the periods indicated:

	For the Year Ended December 31,
	2013	2012
	(in thousands, NIS)
Research and Development cost	8,634	9,102
Less:
Grants and participation from the OCS	(454)	(1,350)
Research and Development Expenses, Net	8,180	7,752

Most of our research and development expenses relate to the MUSE segment. Research and development cost, net was NIS 8,180 thousand for the year ended December 31, 2013, compared to NIS 7,752 thousand for the year ended December 31, 2012. The increase of NIS 428 thousand, or 6%, was primarily due to a decrease in research and development costs (primarily as a result of the completion of clinical trials (MUSE segment)) in the amount of approximately NIS 468 thousand), which was offset by the decrease of grants and participations of the OCS in the amount of approximately NIS 896 thousand (Visual segment), following the completion of OCS supported programs during 2013 (see note 14a to our financial statements for the year ended December 31, 2013).

Sales and Marketing Expenses

Sales and marketing expenses were NIS 3,234 thousand for the year ended December 31, 2013, compared to NIS 1,784 thousand for the year ended December 31, 2012. The increase of NIS 1,450 thousand, or 81%, resulted from an increase in salaries, wages and related expenses in the total amount of approximately NIS 480 thousand, and increases in advertising and exhibitions expenses, and travel expenses in the total amount of approximately NIS 970 thousand primarily due to our increased efforts to penetrate the United States and European markets. Such efforts included, among other things, recruitment of additional sales and marketing personnel in Israel and the United States, and expansion of marketing activities, including participation in exhibitions.  Most of the above mentioned increases in sales and marketing expenses were within the MUSE segment.

General and Administrative Expenses

General and administrative expenses were approximately NIS 6,877 thousand for the year ended December 31, 2013, compared to approximately NIS 4,694 thousand for the year ended December 31, 2012. The increase of NIS 2,183 thousand, or 47%, primarily resulted from  the increase in management fees of approximately NIS 530 thousand (primarily due to termination of service and bonus expenses paid during this period (see note 20 E3 to our financial statements for the year ended December 31, 2013) as a result of the termination of a services agreement with an officer), an increase of approximately NIS 798 thousand in expenses for professional services, primarily due to certain expenses incurred by us that were not capitalizable in connection with the  OrbiMed investment, expenses to prepare a shelf prospectus in Israel, investors relationship services and an increase of approximately NIS 500 thousand in wage costs, primarily due to wage increases along with the recruitment of a new CEO (see note 20 E1 to our financial statements for the year ended December 31, 2013).

Other Income, Net

Other income, net, in the year ended December 31, 2013 amounted to a total of approximately NIS 666 thousand, compared to a total of approximately NIS 214 thousand for the year ended December 31, 2012. The increase of approximately NIS 452 thousand, or 211%, primarily resulted from the realization of a financial asset available for sale, which resulted in income of approximately NIS 339 thousand.

Profit from Change in Fair Value of Warrants Issued to Investors

Profit from change in the fair value of warrants issued to investors in the financial statements for the year ended December 31, 2013 resulted from the revaluation of warrants allocated to OrbiMed pursuant to the OrbiMed Share Purchase Agreement dated January 3, 2013. During the year ended December 31, 2013, a profit of approximately NIS 11,544 thousand was recorded, representing the decrease in the value of these warrants during the year ended December 31, 2013. The decrease in value primarily resulted from the decrease in our share price and the reduction in the time remaining for exercising the warrants due to the passage of time.

Finance expenses, net

Financial expenses, net were NIS 395 thousand for the year ended December 31, 2013, compared to NIS 161 thousand for the year ended December 31, 2012. The increase in finance expenses, net of NIS 234 thousand, or 145.3%, was primarily from the decrease in the average rate of the U.S. dollar in relation to the NIS which had a negative effect on our net assets denominated in U.S. dollars and an increase in asset management fees.

Loss and Loss per Share

For the year ended December 31, 2013, the loss was NIS 5,189 thousand or NIS 0.04 per share, compared to loss of NIS 12,254 thousand or NIS 0.14 per share, for the year ended December 31, 2012.

The decrease in loss and loss per share in the year ended December 31, 2013, compared to the year ended December 31, 2012, which amounted to approximately NIS 7,065 thousand, or NIS 0.10 per share, was mainly due to profit of approximately NIS 11,544 thousand from the revaluation of the fair value of warrants issued to investors, offset against an increase in operating expenses, net of approximately NIS 3,609 thousand. The decrease in loss per share was mainly due to a decrease in the Company's loss and an increase in the total amount of the Company's issued ordinary shares pursuant to two equity offerings by the Company in 2013.

Segment Results

Visual segment

Segment loss was NIS 158 thousand for the year ended December 31, 2013 based on segment revenue of NIS 2,451 thousand. Segment loss was NIS 591 thousand for the year ended December 31, 2012 based on segment revenue of NIS 2,937 thousand. The decrease in segment loss of NIS 433 thousand was primarily due to the decrease in revenues of NIS 486 thousand as described above, offset against a decrease in Research and Development expenses, net due to the completion of an approved development program supported by OCS (see note 14a to our financial statements for year ended December 31, 2013).

MUSE segment

Segment loss was NIS 9,884 thousand for the year ended December 31, 2013 based on segment revenue of NIS 47 thousand. Segment loss was NIS 7,107 thousand for the year ended December 31, 2012 based on segment revenue of NIS 62 thousand. The decrease in revenues was primarily due to the decrease in volume of products sold. The increase in segment loss of NIS 2,777 thousand was primarily due to the increase in Research and Development expenses and Sales and Marketing Expenses, as described above.

Comparison of the fiscal years ended December 31, 2012 and December 31, 2011

The following tables present our total revenues, in thousands of NIS, by segment and by geographic area for the fiscal years indicated:

	For the Year Ended December 31,
	2012		2011
United States	1,906	64%	1,021	56%
Europe	176	6%	245	14%
Asia	660	22%	318	18%
Other	257	8%	212	12%
Total	2,999	100%	1,796	100%

	2012		2011
MUSE segment	62	2%	168	9%
Visual segment	2,937	98%	1,628	91%
Total	2,999	100%	1,796	100%

In the year ended December 31, 2012, we generated NIS 2,999 thousand of total revenues, compared to revenues of NIS 1,796 thousand in the year ended December 31, 2011, an increase of NIS 1,203 thousand, or 67%. This increase was primarily due to a NIS 1,309 thousand increase in revenues in our Visual segment, offset by a decrease in revenues of NIS 106 thousand in our MUSE segment. The increase in revenues in our Visual segment was primarily due to:

(i)
during 2012, a significant customer who accounted for revenue of NIS 599 thousand (see ‘Customer C’ in note 16 to our financial statements for the year ended December 31, 2013), compared to revenue of approximately NIS 267 thousand recorded from provision of such services to this customer in 2011, resulting in an increase of NIS 332 thousand;

(ii)
in 2012 we recorded revenues for development services provided to a customer for consideration of approximately NIS 143 thousand (see ‘Customer A’ in note 16 to our financial statements for the year ended December 31, 2013). We did not receive any revenue from this customer during 2011; and

(iii)
during 2012 we started to market a new, more sophisticated, higher quality image video controller compared to our previous video controllers.   During 2012 the sales of our newer model CMOS-based cameras, increased by approximately 70% compared to 2011, resulting in increased revenues of approximately NIS 680 thousand compared to 2011.

Gross Profit

             Gross profit was NIS  1,838 thousand for the year ended December 31, 2012, or 61% of revenues, compared to NIS 988 thousand or 55% of revenues for the year ended December 31, 2011. The increase in gross profit of NIS 850 thousand, or 86%, was primarily due to an increase in sales, and the increase in the gross margin as a percentage of sales was primarily due to changes in product mix as well as certain short-term product development projects which increased the gross margin, as a result of the following factors:

1.
as explained above, during 2012 we provided development services for a customer (referred to as “customer C” in our financial statements for the year ended December 31, 2013) in the amount of approximately NIS 599 thousand (which were approximately 20% of our revenues in 2012). The gross profit margin we achieved in this transaction was higher than the gross profit margin we achieved on sales of our products in 2012.

2.	in contrast to (i) above, the gross profit margin we recorded on the development services we provided for this customer in 2011 was lower than the gross profit margin of our products sold in 2011.

3.
during 2012 we recorded a gross loss with respect to sales of our MUSE products in the amount of approximately NIS 28 thousand, compared to a gross profit of approximately NIS 19 thousand recorded for this product in 2011.

Operating Expenses

The following table presents operating expenses for the periods indicated:

	For the Year Ended December 31,
	2012	2011	Increase (decrease)
	(in thousands, NIS)%
Research and development expenses, net	7,752	9,031	(1,279)	(14)
Selling and marketing	1,784	1,179	605	51
General and administrative	4,694	4,802	(108)	(2)
Other income, net	214	221	(7)	(3)
Total operating expenses, net	14,016	14,791	(775)	(5)

Research and Development Expenses, Net

The following table presents research and development cost, net, for the periods indicated:

	For the Year Ended December 31,
	2012	2011
	(in thousands, NIS)
Research and Development cost	9,102	10,973
Less:
Grants and participation from the OCS	(1,350)	(1,942)
Research and Development Expenses, Net	7,752	9,031

Most of our research and development expenses relate to the MUSE segment. Research and development cost, net was NIS 7,752 thousand for the year ended December 31, 2012, compared to NIS 9,031 thousand for the year ended December 31, 2011. The decrease of NIS 1,279 thousand, or 14%, was primarily due to a decrease in the purchase of materials and services rendered to the Company by sub-contractors of approximately NIS 958 thousand and a decrease in clinical trial expenses, regulatory expenses and medical and regulatory consultancy expenses of approximately NIS 991 thousand reflecting certain expenses in 2011 in connection with clinical trials (MUSE segment), offset against a decrease in OCS grants to the Company in the total amount of NIS 592 thousand due to the completion of an approved program (Visual segment).

Sales and Marketing Expenses

Sales and marketing expenses were NIS 1,784 thousand for the year ended December 31, 2012, compared to NIS 1,179 thousand for the year ended December 31, 2011. The increase of NIS 605 thousand, or 51%, resulted from new arrangements to market our products by recruiting personnel, investment in advertising and participation in conferences and trade shows. Of this increase, approximately NIS 278 thousand was due to increased salary and other employee costs in connection with the expansion of our labor force to support our sales and marketing efforts.  There was also an increase of approximately NIS 327 thousand resulting from increased expenditures for marketing and advertising activities such as advertising and tradeshows, designed to increase exposure to our products.

General and Administrative Expenses

General and administrative expenses were NIS 4,694 thousand for the year ended December 31, 2012, compared to NIS 4,802 thousand for the year ended December 31, 2011. There were no significant matters that contributed to the change.

Loss and Loss per Share

For the year ended December 31, 2012, the loss was NIS 12,254 thousand, or NIS 0.14 per share, compared to loss of NIS 13,923 thousand, or NIS 0.18 per share, for the year ended December 31, 2011.

The decrease in loss and loss per share in the year ended December 31, 2012, compared to the year ended December 31, 2011, of approximately NIS 1,669 thousand, or NIS 0.04 per share is mainly due to the increase in the gross profit of approximately NIS 850 thousand and the decrease in the operating expenses, net of approximately NIS 775 thousand. The decrease in the loss per share was mainly due to the decrease in the Company's loss and increase in the total amount of the Company's issued ordinary shares pursuant to an equity offering by the Company in 2012.

Segment Results

Visual segment

Segment loss was NIS 591 thousand for the year ended December 31, 2012 based on segment revenue of NIS 2,937 thousand. Segment loss was NIS 1,722 thousand for the year ended December 31, 2011 based on segment revenue of NIS 1,628 thousand. A decrease in segment loss of NIS 1,133 thousand was primarily due to the increase in gross profit as described above, a decrease in Research and Development expenses, net, offset against an increase in Sales and Marketing expenses as described above.

MUSE segment

Segment loss was NIS 7,107 thousand for the year ended December 31, 2012 based on segment revenue of NIS 62 thousand. Segment loss was NIS 7,500 thousand for the year ended December 31, 2012 based on segment revenue of NIS 168 thousand. The decrease in revenues was primarily due to the decrease in the quantity of products sold. A decrease in segment loss of NIS 393 thousand was primarily due to a decrease in Research and Development expenses reflecting certain expenses in 2011 in connection with clinical trials as described above.

Comparison of the Nine Months Ended September 30, 2014 to the Nine Months Ended September 30, 2013

The following tables present our total revenues by geographic area and by segment for the periods indicated (in thousands of NIS and as a percentage of total revenues)

	For the Nine Months Ended September 30,
	2014		2013
United States	1,010	53%	1,091	67%
Europe	401	21%	197	12%
Asia	382	20%	281	17%
Other	109	6%	68	4%
Total	1,902	100%	1,637	100%

	2014		2013
MUSE segment	328	17%	40	2%
Visual segment	1,574	83%	1,597	98%
Total	1,902	100%	1,637	100%

During the nine months ended September 30, 2014, we generated NIS 1,902 thousand of total revenues, compared to revenues of NIS 1,637 thousand in the nine months ended September 30, 2013, an increase of NIS 265 thousand, or 16%. This increase was primarily due to a NIS 288 thousand increase in revenues in our MUSE segment, offset by a decrease in revenues of NIS 23 thousand in our Visual segment. The increase in revenues in the MUSE segment was primarily due to the increase in the quantity of products sold. The decrease in revenues in the Visual segment was primarily due to the following:

1.
during the first nine months of 2013, we recorded revenues for development services provided to a customer in the amount of approximately NIS 323 thousand (see ‘Customer A’ in note 16B to our financial statements for the year ended December 31, 2013).We did not receive any revenue from this customer during the first nine months of 2014; and

2.
during the first nine months ended September 30, 2014, we recorded  revenues of approximately NIS 370 thousand from the termination of an agreement with a customer (see note 5 to our financial statements for the nine months ended September 30, 2014), compared to revenues under this agreement of approximately 139 thousand recorded for the nine months period ended September 30, 2013.

Gross Profit

Gross profit was NIS  959 thousand for the nine months ended September 30, 2014, or 50% of revenues, compared to NIS 872 thousand or 53% of revenues for the nine months ended September 30, 2013. The increase in gross profit of NIS 87 thousand, or 10%, was primarily due to the following:

1.
as described above, during the first nine months ended September 30, 2013, we  provided development services for a customer for consideration of approximately NIS 323 thousand (which accounted for approximately 20% of our revenues in 2013). The gross profit margin for this transaction was higher than the gross profit margin we achieved on sales of our products in 2013; and

2.
during the first nine months ended September 30, 2014, we recorded a gross profit with respect to sales of our MUSE products, compared to the gross loss we recorded for this product in the first nine months ended September 30, 2013.

3.
during the first nine months ended September 30, 2013, we recorded gross profit in the amount of approximately NIS 217 thousand in connection with the termination of an agreement with one of our customers (see note 5 to our financial statements for nine months ended September 30, 2014).

Operating Expenses

The following table presents operating expenses for the periods indicated (in thousands of NIS):

	For the Nine Months Ended September 30,
	2014	2013	Increase
	(in thousands, NIS)%
Research and development expenses, net	10,461	5,320	5,141	97
Selling and marketing	6,191	1,923	4,268	222
General and administrative	5,440	5,157	283	5
Other income, net	942	646	296	46
Total operating expenses	21,150	11,754	9,396	80

Research and Development Expenses, Net

The following table presents research and development cost, net, for the periods indicated:

	For the Nine Months Ended September 30,
	2014	2013
	(in thousands, NIS)
Research and Development cost	10,461	5,719
Less:
Grants and participation from the OCS		(399)
Research and Development Expenses, net	10,461	5,320

Most of our research and development expenses relate to the MUSE segment. Research and development cost, net was NIS 10,461 thousand for the nine months ended September 30, 2014, compared to NIS 5,320 thousand for the nine months ended September 30, 2013. The increase of NIS 5,141 thousand, or 97%, was primarily due to the increase in the acquisition of materials by the Company and services rendered to the Company by sub-contractors of approximately NIS 2,695 thousand, the increase in compensation expenses of approximately NIS 1,397 thousand, the increase in travel expenses and related expenses of approximately NIS 463 thousand (as a result of the cancellation of  the reduction of expenses which took place in 2013 until the completion of the investment by OrbiMed), and the recruitment of additional employees and consultants by the Company in Israel and by the Company’s subsidiary in the United States (MUSE segment), and decrease of approximately NIS 399 thousand in grants received from the OCS due to the conclusion of OCS funding of approved programs (Visual segment).

Sales and Marketing Expenses

Sales and marketing expenses were approximately NIS 6,191 thousand for the nine months ended September 30, 2014, compared to approximately NIS 1,923 thousand for the nine months ended September 30, 2013. The increase of approximately NIS 4,268 thousand, or 222%, resulted from an increase in salaries, wages and related expenses, marketing expenses, and travel expenses, attributed primarily to our increased efforts to penetrate the U.S. and European markets. Such efforts included, among other things, the recruitment of additional sales and marketing personnel in Israel, Europe and the United States and the expansion of our marketing activities including participating in exhibitions and re-branding. Most of the above mentioned increases in sales and marketing expenses were within the MUSE segment.

General and Administrative Expenses

General and administrative expenses were approximately NIS 5,440 thousand for the nine months ended September 30, 2014, compared to approximately NIS 5,157 thousand for the nine months ended September 30, 2013. The increase of approximately NIS 283 thousand, or 5%, resulted primarily from an increase in salary costs of approximately NIS 714 thousand attributed primarily to the hiring of a new CEO, offset partially by a decrease in professional expenses of approximately NIS 583 thousand in connection with the 2013 private placement to OrbiMed and the 2013 shelf prospectus offering to the public in Israel, that was incurred in 2013.

Other Income, Net

Other income, net, was approximately NIS 942 thousand for the nine months ended September 30, 2014, compared to approximately NIS 646 thousand for the nine months ended September 30, 2013. The increase of approximately NIS 296 thousand, or 46%, resulted primarily from the composition of other income, net, in those two periods. For the nine months period ended September 30, 2014, other income, net, included the Company's income from its investment portfolio in the amount of approximately NIS 67 thousand, and income in the amount of approximately NIS 875 thousand in respect of the termination of the Company's agreement with a customer (see note 5 to our interim financial statements). In the nine months ended September 30, 2013, other income, net, included the Company's income from its investment portfolio in the amount of approximately NIS 307 thousand, and income in the amount of approximately NIS 339 thousand in connection with the realization of a financial asset available for sale. The decrease in income in respect of our investments portfolio as compared with the same period in 2013 resulted from a decision by our Investment Committee, as part of our risk management and a more conservative investment management approach, pursuant to which, during the second quarter of 2013 we disposed of the bonds held at that time, and invested the cash balances solely in deposits and short-term government loan notes, which have a lower return than the rates on bonds.

Profit from Change in the Fair Value of Warrants Issued to Investors

       Gains recorded in the financial statements on the change in the fair value of warrants issued to investors for the nine months ended September 30, 2014, resulted from the revaluation of the warrants which included a cashless exercise mechanism. The revaluation was performed in accordance with the fair value of the warrants as of the September 30, 2014. During the nine months ended September 30, 2014, a gain of approximately NIS 1,463 thousand was recorded, representing the decrease in the value of the warrants during this reporting period. The primary reasons for the decrease in value was due to the decrease in our share price and the reduction in the time remaining for exercising the warrants due to the passage of time.

Financing income (expenses), net

Financing income, net was approximately NIS 1,176 thousand for the nine months ended September 30, 2014, compared to financial expense, net of approximately NIS 237 thousand for the nine months ended September 30, 2013. The increase in financing income, net of approximately NIS 1,413 thousand, was primarily due to the increase in the average exchange rate of the U.S. dollar in relation to the NIS, which had a positive effect on our net assets (primarily cash and cash equivalents) denominated in U.S. dollars.

Loss and Loss per Share

For the nine months ended September 30, 2014, the loss was NIS 17,562 thousand or NIS 0.10 per share, compared to loss of NIS 4,893 thousand or NIS 0.04 per share, for the nine months ended September 30, 2013.

The increase in loss and loss per share in the nine months ended September 30, 2014, compared to the nine months ended September 30, 2013, is mainly due to an increase in operating expenses, net of approximately NIS 9,396 thousand, and a decrease in profits due to the change in the fair value of warrants issued to investors of approximately NIS 4,848 thousand.

Segment Results

Visual segment

Segment loss was NIS 1,309 thousand for the nine months ended September 30, 2014 based on segment revenue of NIS 1,574 thousand.  Segment loss was NIS 106 thousand for the nine months ended September 30, 2013 based on segment revenue of NIS 1,597 thousand. The increase in segment loss of NIS 1,203 thousand was primarily due to an increase in Research and Development expenses as described above.

MUSE segment

Segment loss was NIS 14,384 thousand for the nine months ended September 30, 2014 based on segment revenue of NIS 328 thousand. Segment loss was NIS 6,265 thousand for the nine months ended September 30, 2013 based on segment revenue of NIS 40 thousand. The increase in revenues was primarily due to the increase in volume of products sold. The increase in segment loss of NIS 8,119 thousand was primarily due to increase in Research and Development expenses and Sales and Marketing expenses as described above.

Effective Corporate Tax Rate

Our effective consolidated tax rate for the nine months period ended September 30, 2014, and the years ended December 31, 2013, December 31, 2012 and December 31, 2011 was close to zero percent, primarily due to the tax losses we accrued in Israel in those periods.

Impact of Inflation, Devaluation and Fluctuation in Currencies on Results of Operations, Liabilities and Assets

We generate part of our revenues in different currencies than our functional currency, such as US dollars and Euros. As a result, some of our financial assets are denominated in these currencies, and fluctuations in these currencies could adversely affect our financial results. In addition, a considerable amount of our expenses are generated in dollars, but a significant portion of our expenses such as salaries is generated in other currencies such as NIS. In addition to our operations in Israel, we are expanding our international operations in the United States of America and in the European Union. Accordingly, we incur and expect to continue to incur additional expenses in non-NIS currencies, such as the US dollar and Euro. As a result, some of our financial liabilities are denominated in these non-NIS currencies. Due to the foregoing and the fact that our financial results are currently measured in NIS, our results could be adversely affected as a result of a strengthening or weakening of the NIS compared to these other currencies. During 2013, 2012 and 2011 we incurred net non-NIS loss of NIS 237 thousand, loss NIS 71 thousand and loss NIS 33 thousand, respectively.

We believe that inflation in Israel has not had a material effect on our results of operations.

See further discussion under “Item 11. Quantitative and Qualitative Disclosures About Market Risk” below.

B.	Liquidity and Capital Resources

Since inception, we have funded our operations primarily through public and private offerings of our securities, sales of our products and grants from the OCS.  In June 2014, we entered into securities purchase agreements, for the purchase of shares and warrants, with a number of US and Israeli institutional investors for aggregate gross proceeds of approximately $11.1 million. The offerings closed in August 2014.

Since inception, and in addition to the aforesaid raise of $11.1 million in August 2014 we have raised approximately NIS 157 million in aggregate net proceeds from issuing our equity securities, including approximately NIS 29 million net proceeds, from our initial public offering, or IPO, of our ordinary shares and warrants on the TASE in February 2006. At December 31, 2013, we held approximately NIS 39.96 million in cash, cash equivalents and investments. For additional information regarding our revenues and expenses, see “Item 5. Operating and Financial Review and Prospects—Revenues” and "Item 5. Operating and Financial Review and Prospects—Operating Expenses".

Net cash used in operating activities primarily reflects the operating loss for those periods, sales (purchases) of financial assets at fair value through profit or loss and changes in operating assets and liabilities.

Net cash used in operating activities was approximately NIS 22.5 million for the year ended December 31, 2013, compared with net cash used in operating activities of approximately NIS 6 million and approximately NIS 9.1 million for the years ended December 31, 2012 and 2011, respectively. The increase from 2012 to 2013 of approximately NIS 16.5 million was primarily due to the loss for the year before taxes during the year ended December 31, 2013 of approximately NIS 5.1 million which included a recorded profit on change in the fair value of warrants issued to investors of approximately NIS 11.5 million, compared to a loss for the year before taxes of NIS 12.3 million during the year ended December 31, 2012, and also due to the purchase of short term securities in the amount of approximately NIS 6.6 million during 2013 versus the sale of short term securities in the amount of approximately NIS 6.3 million during 2012. The decrease from 2011 to 2012 of approximately NIS 3.1 million was due to the loss for the year before taxes of approximately NIS 12.3 million during the year ended December 31, 2012, compared to loss for the year before taxes of approximately NIS 13.9 million during the year ended December 31, 2011, and also due to the sale of short term securities in the amount of approximately NIS 6.3 million during 2012 versus the sale of short term securities in the amount of approximately NIS 4.3 million during 2011.

Net cash used in investing activities for the year ended December 31, 2013 was approximately NIS 8.8 million, compared to net cash used in investing activities of approximately NIS 0.34 million for the year ended December 31, 2012 and net cash used in investing activities of approximately NIS 0.3 million for the year ended December 31, 2011. The increase from 2012 to 2013 of approximately NIS 8.4 million was primarily due to the commencement of purchasing short term deposits, which totaled approximately NIS 8.4 million in the year ended December 31, 2013.

Net cash provided by financing activities was NIS 53.8 million for the year ended December 31, 2013 (resulting from the completion of a public offering of our ordinary shares and warrants under a shelf offering report issued pursuant to our shelf prospectus in Israel in October 2013, and the closing of a share purchase agreement with OrbiMed in March 2013), compared to net cash provided by financing activities of NIS 6.6 million for the year ended December 31, 2012 (resulting from a private placement with Dexxon Technologies Ltd. in June 2012) and net cash provided by financing activities of NIS 8.9 million for the year ended December 31, 2011 (resulting from an offering of shares and warrants in October 2011).

Operating Capital and Capital Expenditure Requirements

To date, we have not achieved profitability and have sustained net losses in every fiscal year since our inception, including a net loss of NIS 5.189 million for the year ended December 31, 2013. Following our recently closed equity financing, we believe our existing cash, cash equivalents and investment balances, and interest income we earn on these balances will be sufficient to meet our anticipated cash requirements for at least the next twelve months. However, we will need to seek additional sources of funds, including selling additional equity, debt or other securities or entering into a credit facility, or modifying our current business plan to achieve profitability. If we raise additional funds through the issuance of debt securities, these securities may have rights senior to those of our ordinary shares and could contain covenants that could restrict our operations and ability to issue dividends. We may also require additional capital beyond our currently forecasted amounts. Any required additional capital, whether forecasted or not, may not be available on reasonable terms, or at all. If we are unable to obtain additional financing, we may be required to reduce the scope of, delay or eliminate some or all of our planned research, development and commercialization activities, which could materially harm our business and results of operations.

          Because of the numerous risks and uncertainties associated with the development of medical devices and the current economic situation, we are unable to estimate the exact amounts of capital outlays and operating expenditures necessary to complete the development of our products and successfully deliver commercial products to the market. Our future capital requirements will depend on many factors, including but not limited to the following:

•	the revenue generated by sales of our current and future products;
•	the expenses we incur in selling and marketing our products and supporting our growth;
•	the costs and timing of regulatory clearance or approvals for new products or upgrades or changes to our products;
•	the expenses we incur in complying with domestic or foreign regulatory requirements imposed on medical device companies;
•	the expenses associated with achieving a reimbursement code for our MUSE procedure;
•	the rate of progress, cost and success or failure of on-going development activities;
•	the emergence of competing or complementary technological developments;
•	the costs of filing, prosecuting, defending and enforcing any patent or license claims and other intellectual property rights;
•	the terms and timing of any collaborative, licensing, or other arrangements that we may establish;
•	the future unknown impact of recently enacted healthcare legislation;
•	the acquisition of businesses, products and technologies; and
•	general economic conditions and interest rates.

C.	Research and Development, Patents and Licenses, Etc.

Our research and development activities are focused on the development of endoscopic surgical technology.

As of September 30, 2014, our research and development team, including regulatory and quality team members, consisted of 13 employees and consultants. In addition, we work with subcontractors for the development of our products when needed. We have assembled an experienced team with recognized expertise in mechanical and electrical engineering, software, control algorithms and systems integration, as well as significant medical and clinical knowledge and expertise.

Our research and development efforts are focused on continuous improvement of the MUSE™ system, as well as investment in future products. We conduct all of our research activity in Israel.

 We finance our research and development activities mainly through sale of our products, capital raising and grants received from the OCS. As of December 31, 2013, we had received total grants from the OCS of NIS 9.4 million.

For a description of the amount spent during each of the last three fiscal years on company-sponsored research and development activities, see “Item 5. Operating and Financial Review and Prospects – A. Operating Results.”

We also invest resources in the protection of our intellectual property. For this purpose, we file from time to time applications for patent registration in the certain countries in which we are active and in other countries, which we consider potential markets.

D.	Trend Information

The following is a description of factors that may influence our future results of operations, including significant trends and challenges that we believe are important to an understanding of our business and results of operations:

To date, substantially all of our revenues have been generated from the sale of imaging equipment, with the balance being generated from the sale of the MUSE™ System. The level of our future revenues is hard to predict and depends on many factors, which are outside of our control. For example, we have recently made a decision to report our revenue via two segments – MUSE and Visual – to better capture our strategic focus on growing both of these areas of our business. However we cannot predict whether this strategic decision will result in growing sales in both of these segments.  For instance, future revenues from the sale of our products may be adversely affected by current general economic conditions and the resulting tightening of credit markets, which may cause purchasing decisions to be delayed, our customers to have difficulty securing adequate funding to buy our products or, in an extraordinary event, may cause our customers to experience difficulties in complying with their engagements with us. In addition, revenue growth depends on the acceptance of our technology in the market.

The healthcare industry in the United States has experienced a trend toward cost containment as government and private insurers seek to manage healthcare costs by imposing lower payment rates and negotiating reduced contract rates with service providers.  This trend may result in inadequate coverage for procedures, especially those utilizing new technology, and/or result in new technology not receiving reimbursement coverage, which may negatively impact utilization of our products.  In addition, medical malpractice carriers are withdrawing coverage in certain states or substantially increasing premiums. If this trend continues or worsens, physicians and surgeons may discontinue using our system or may choose to not purchase our system in the future due to the cost or inability to procure insurance coverage. However, we believe there is also a trend for hospitals and physicians to use devices which enable less invasive procedures and to replace older more invasive devices which may result in longer hospital stays and therefore higher medical costs.  We believe this trend provides a positive market outlook for our products.

On January 10, 2010, the Company and Voyage Medical Inc. (a US medical device company, hereinafter – the “Customer”) entered into a multi-year supply agreement (the "Agreement") for the supply of our disposable miniature video cameras and control systems.  Based on order and delivery dates specified in the agreement, the minimum consideration of the Agreement was approximately $6.5 million. Upon commencement of the agreement, the Customer paid NIS 1.111 million as a non-refundable advance payment. The consideration was recorded as deferred revenue, and such revenue was recognized over the term of the agreement (six years). During 2010 and 2011, additional orders were made by the Customer (and paid by the Customer) in the amount of NIS 1.029 million to be recognized upon delivery.

In December 2013, the Company requested assurances from the Customer to ensure that it could meet its obligations under the supply agreement. The assurances were requested after concerns arose regarding the intention and/or ability of the Customer to do so. On February 12, 2014, after suitable assurances were not received from the Customer, and in accordance with the terms of the supply agreement, the Company canceled the agreement. As a result, the Company recognized the remaining deferred revenue balance of NIS 370 thousand (from the initial NIS 1.111 payment). In addition, since almost all of the product relating to the remaining additional advance payments received during 2010 and 2011 (totaling approximately NIS 875 thousand) were not delivered to the Customer, these advance payments were not considered to be earned and as such were recorded to Other Income, Net.

We sell our products using a direct sales force and in certain markets via third-party distributors. Since January 2013, we have entered into certain distribution agreements to sell our MUSE products in Italy, Turkey and China (the latter pending achievement of regulatory clearance for our MUSE product in China). We sell our products in the United States and certain parts of Europe using our direct sales force.

E.	Off-Balance Sheet Arrangements

We do not currently have any off-balance sheet arrangements that have had, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our known contractual obligations and commitments as of December 31, 2013:

	Total	Less than 1 year	1 – 3 years	3+ years
	(NIS, in thousands)
Car lease obligations	180	125	55
Premises leasing obligations	420	420

Total	NIS 600	NIS 545	NIS 55

Other Long-Term Liabilities Reflected on the Company's Balance Sheet:

We have a financial liability in respect of warrants convertible into a variable number of our shares, which is a derivative instrument in the amount NIS 1,678 thousand, as described in Note 14 to our consolidated financial statements as at December 31, 2013.

As of December 31, 2013, the total amount set aside as an actuarial estimate by the Company to provide post-employment benefits for certain employees and office holders was in the aggregate amount of approximately NIS 225 thousand. The Company has not set aside amounts to provide post-employment benefits for the remaining employees and office holders. The liability for employees’ severance benefits is calculated on the basis of the latest monthly salary paid to each employee multiplied by the number of years of employment. The liability is covered by the amounts deposited by us into employees’ managers’ insurance and/or pension fund accounts in respect of severance obligations to such employees, including accumulated income thereon as well as by the unfunded provision reflected on the balance sheet.  While the timing of such obligations cannot be pre-determined (and as such were not included in the above table), such liability will be removed, either by termination of employment or retirement.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists the names and ages of our directors:

Name	Age	Position(s)
Dr. Nissim Darvish	49	Chairman of the Board of Directors
Christopher (Chris) Rowland	53	Chief Executive Officer, Director
Ori Hershkovitz (1)	40	External Director
Efrat Venkert(1)	48	External Director
Prof. Gabby Sarusi(1)	55	External Director
Anat Naschitz	46	Director

(1)	Member of audit committee and compensation committee

The following table lists the names, ages and positions of our senior management:

Name	Age	Position(s)
Christopher (Chris) Rowland	53	Chief Executive Officer, Director
Oded Yatzkan	48	Chief Financial Officer
Thomas A. Dempsey	49	VP U.S
Milena Ridl	47	VP Europe
Minelu (Menashe) Sonnenschein	49	VP Israel Operations
Yaron Silberman	44	VP Sales and Marketing
Avraham Ben-Tzvi	44	General Counsel and Company Secretary
Aviel Roy Shapira	63	Medical Director

Nissim Darvish, Chairman of the Board of Directors

Dr. Nissim Darvish has been serving as the chairman of our board since March 2013, and on December 23, 2014, was re-elected for service as a director and chairman of our board until our next annual general meeting. Dr. Darvish serves as a Senior Managing Director in OrbiMed Advisors LLC. Dr. Darvish currently serves as a director of Ornim Medical Inc., RDD Pharma Ltd., Otic Pharma Ltd., Tyto Care., Keystone Heart Ltd., OrbiMed Israel Partner Ltd., OrbiMed Israel Limited Partnership., Asdanit Medical Ltd., Asdan Medical Ltd. and Ramot the Tel Aviv University's (TAU) technology transfer company. Dr. Darvish has served as a General Partner in Pitango VC, which focuses on life sciences investments. Dr. Darvish holds an MD and a D.Sc., Doctor of Medical Science in Biophysics, from The Technion Institute of Technology, Israel.

Christopher (Chris) Rowland, Director and Chief Executive Officer

Christopher (Chris) Rowland has been serving as a member of our Board since March 2013 and as Chief Executive Officer since October 2013. On December 23, 2014, Mr. Rowland was re-elected for service as a director until our next annual general meeting. Between 2011 and 2013, Mr. Rowland served as President of IntraPace Inc., a company that develops medical equipment in the field of gastroenterology. Mr. Rowland has served as President and CEO of Neo Tract Inc., a medical equipment company in the field of urology, and as President of Americas Given Imaging Inc. Mr. Rowland holds a B.Sc. in marketing from the University of Southern Illinois. Mr. Rowland is a graduate of the Executive Management Program of Columbia Business School, and of the Executive Leadership Program of Harvard Business School.

Anat Naschitz, Director

Anat Naschitz has been serving as a member of our Board since March 2013, and on December 23, 2014, was re-elected for service as a director until our next annual general meeting. Ms. Naschitz currently serves as a director of Treato Ltd., Tyto Care Ltd. and Axiom One Ltd., privately held companies. Ms. Naschitz currently serves as a Managing Partner at OrbiMed Advisors LLC. Ms. Naschitz has served as a Principal at Apax Partners, specializing in investments in medical equipment companies, and as an Associate Principal at McKinsey and Company, managing international teams that worked with senior management of large pharmaceutical companies on strategy, mergers and acquisitions, establishing new companies, R&D and marketing. Ms. Naschitz holds an MBA from INSEAD and an LLB from Tel-Aviv University, Israel.

Ori Hershkowitz, External Director

Ori  Hershkowitz has been serving as an external director on our Board since May 2012. Mr. Hershkowitz currently serves as a director of Micromedic Technologies Ltd., a publicly held company. Mr. Hershkowitz serves as a Partner in Sphera Global Healthcare Fund. Mr. Hershkowitz holds a BA in Economics and Management from Tel-Aviv University, Israel.

Efrat Venkert, External Director

Efrat Venkert has been serving as an external director on our Board since September 2013. Mrs. Venkert is the owner of a law firm specializing in legal advice to companies and in business law. Mrs. Venkert currently serves as a lecturer in the Law Faculty of the University of Haifa, a member of the advisory group advising to the Government Investigation Committee for the water sector, Chairperson secretary of the Steering Committee, and Chairperson Manager of the Ministry of Justice and Ministry of Welfare pilot project on the subject of changes in the legislation of minors' participation in legal proceedings. Mrs. Venkert holds an LLB from Hebrew University, and an MBA from Haifa University. Mrs. Venkert is a Certified Mediator of ICNM, a graduate of the Companies Secretary Course of the Israel Management Center, and a graduate of Directors' Course, Lahav, Tel-Aviv University, Israel.

Prof. Gabi Sarusi, External Director

Prof. Gabby Sarusi has served as an external director on our Board since May 2006. Prof. Sarusi currently serves as a director of Imagen-Mobile Augmented Reality Inc., a private company and IAI - Israel Aerospace Industries Ltd., an Israeli governmental company. Prof. Sarusi served  as CTO, VP Business Development, and VP Space and Air Imagery Intelligence  Division of Elbit Systems Electro-optics - Elop from 2001 to 2012. Prof. Sarusi has served as Professor of the Department of Electro-Optics, Ben-Gurion University since March 2012. Prof. Sarusi holds a Doctorate in Engineering (Electric, Electronics) from Tel-Aviv University, an MA in Electrical and Electronic Engineering from Tel-Aviv University, Israel, a B.Sc. in Nuclear and Material Engineering from Ben-Gurion University of Be'er-Sheva, Israel, and an MBA from Tel-Aviv University, Israel.

Dr. Aviel Roy Shapira, Medical Director

Dr. Aviel Roy Shapira has served as our Medical Director since January 2000. Dr. Shapira has been serving as a Senior Head Surgeon at Soroka Hospital in Be'er Sheva, Israel since 1993. Dr. Shapira holds an MD from Hebrew University of Jerusalem, Israel.  He was trained in surgery at Creighton University in Omaha, Nebraska and underwent fellowships at University of Chicago (1986-1988), and Baylor University in Houston, Texas (1993).  He was certified by the American Board of Surgery in 1988, and is registered in the Israeli registry of medical specialists as a specialist in surgery (1989) and critical care (1993).  He serves on the faculty of health sciences at Ben-Gurion University in Be’er Sheva, Israel.  He is the author of a number of publications on GERD and its treatment.

Avraham Ben-Tzvi, General Counsel and Company Secretary

Avraham Ben-Tzvi has served as our General Counsel and Company Secretary since April 2014. Mr. Ben-Tzvi served as an attorney at Yigal Arnon & Co. from 2009 to 2014 where, among other corporate and commercial work,  he advised companies and underwriters on various offerings by Israeli companies listing in US and on various SEC related filings.  Prior to 2009, Mr. Ben-Tzvi worked in a number of business development, corporate finance and banking roles at companies in the financial services, manufacturing  and software development industries.  Mr. Ben-Tzvi holds a BA in Economics from Yeshiva University in New York and an LLB from Sha'arei Mishpat College of Law in Hod Hasharon, Israel.

Yaron Silberman, VP Sales and Marketing

Yaron Silberman has been serving as VP Sales and Marketing since January 2011. Dr. Silberman has served as Marketing Director of Niti Surgical Solutions Ltd., and as Product Manager of Given Imaging Ltd. Dr. Silberman holds a PhD in Computational Neuroscience and Data Processing from Hebrew University of Jerusalem, Israel, an MBA from the College of Management Academic Studies of Rishon Le'Zion, Israel, and a B.A. in Theoretical Mathematics from The Technion Institute of Technology, Israel.

Milena Ridl, VP Europe

Milena Ridl has served as our VP Europe since January 2014. Ms. Ridl was VP Intl. Sales & Marketing of Simpirica Spine Inc. during 2012, VP of Sales EMEA at MiMedx Group Inc. from 2011-2012, was Director of European Sales at SpineAlign Medical Inc. from 2009 to Dec 2010, and the Business Management Director at Kyphon Products Division of Medtronic Spine LLC from 2004 to 2009. Ms. Ridl holds an Austrian Magistra degree from Leopold-Franzens Universität Innsbruck.

Minelu (Menashe) Sonnenschein, VP Israel Operations

Minelu (Menashe) Sonnenschein is a founding member and officer of Medigus who has been serving as our VP Israel Operations since January 2014. Among other roles, Mr. Sonnenschein previously served as our Director of Research and Development and has been directly responsible for the development of the MUSE System since the founding of the Company. Mr. Sonnenschein holds an M.Sc. in Electrical and Electronics Engineering from Ben-Gurion University of Be'er Sheva, Israel.

Oded Yatzkan, CFO

Oded Yatzkan has served as our CFO since September 2003. Mr. Yatzkan previously served as Controller and Administrative Director of the Be'er Sheva Municipal Theatre from 1997 to 2003, as an Internal Auditor of Pandor Ltd., a TASE-listed Israeli company, from 1999 to 2001, as Assistant to Chief Financial Manager of Gold & Honey Ltd. from 1996 to 1997, as an auditor at an Israeli Accounting firm which later merged with Kesselman & Kesselman, Independent Registered Accounting Firm, a member firm of PricewaterhouseCoopers International Limited, from 1994 to 1996, and as an Internal Auditor at Sha'al Ltd. from 1993 to 1994. Mr. Yatzkan has also held numerous lecturer positions, including lecturer of Financial and Managerial Accounting at the Ben-Gurion University of Be'er Sheva from 2001 to 2003, lecturer of Economics, Accounting, Finance, Decision Making and Statistics at the Israeli branch of University of Humberside of England from 1999 to 2000, lecturer of Economics, Accounting and Taxation at courses sponsored by the Israeli Ministry of Labor  from 1993 to 1999 and lecturer of Bookkeeping (Types 1 & 2) at Etgar Communication Ltd. from 1996 to 1998. Mr. Yatzkan is a licensed CPA, and holds a BA in Economics with a specialization in Accounting and an MBA with specialization in finance, both from Ben-Gurion University of Be'er Sheva, Israel.

Thomas A. Dempsey, VP US

Thomas A. Dempsey has served as our VP US since January 2014. Mr. Dempsey was the chief Commercial Officer and Company Director at Peak Heart Inc. from 2012 to 2014, the CEO and director of Medical Diagnostic Technologies Inc. (formerly Imagistx, Inc.) from 2010 - 2014, as VP Commercialization at Endogastric Solutions, Inc. in 2009, as founder and president of LMS, Inc between 2008 and 2013, and worked in a variety of senior leadership roles at Boston Scientific Corporation between 1994-2007, most recently as director of the Boston Scientific Endosurgery Division . Mr. Dempsey is a graduate in business development from Loyola Marymount University and currently services as an adjunct faculty at University of Colorado.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directions and Members of Management

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were appointed, except for the letter of undertaking from certain shareholders to OrbiMed which was entered into in connection with OrbiMed’s 2013 investment in the Company. Pursuant to the letter of undertaking, certain shareholders agreed to support the selection of four board members to be proposed by OrbiMed, two of whom would be “industry experts,” as determined by OrbiMed and one of which would be chosen to serve as the Chairman of the Board of Directors. In accordance with the conditions precedent to closing in the Share Purchase Agreement entered into in connection with OrbiMed’s 2013 investment in the Company, our board of directors at the closing of the investment in March 2013 consisted of Nissim Darvish (our current chairman), Anat Naschitz, Erez Chimovits and Chris Rowland (our current CEO who was subsequently appointed CEO in October 2013) Yair Rabinowitch, Gabby Sarusi and Ori Hershkovitz. Three of our directors, Nissim Darvish, Anat Naschitz and Chris Rowland, were selected pursuant to the letter of undertaking described above.

B.	Compensation

Compensation of Directors and Senior Management

In accordance with the provisions of the Companies Law, the compensation of our directors and officer holders must generally comply with the terms and conditions of our compensation policy, as approved by our compensation committee, board of directors and general meeting of our shareholders, subject to certain exceptions under the Companies Law. Our compensation policy was approved by our general meeting on September 29, 2013, and an amendment to our compensation policy in connection with our directors’ and officers’ liability insurance policy was approved by our shareholders on December 23, 2014. For further details, see “Item 6. Directors, Senior Management and Employees – C. Board Practices.”

The following table represents the total salary, including fringe benefits accrued on behalf of the members of our senior management for the year ended December 31, 2014, for whom we disclose such amounts on an individual basis in our home country:

	Annual Compensation (NIS in thousands)		Long-Term Compensation (NIS in thousands)
Name and Position(s)	Salary and Related Benefits*	Bonus	Shares Underlying Options**	Total
Christopher (Chris) Rowland CEO, Director (1)	1,346	525	685	2,556
Oded Yatzkan CFO	580	50	58	688
Elazar Sonnenschein VP Global Operations (2)	745	401	(14)	1,132
Minelu (Menashe) Sonnenschein VP Israel Operations	574	61	33	668
Aviel Roy Shapira Medical Director	158	6	7	171
Milena Ridl VP Europe	998	95	4	1,097
Thomas A. Dempsey VP U.S(3)	931	197	11	1,139

*	Includes car expenses.

**
The value of the ordinary shares underlying the options represents accounting expenses in accordance with IFRS 2 and doesn't represent actual payment. The value has been calculated in accordance with the Black-Scholes option pricing model.

***	Bonus amounts represent the amounts accrued as of the date hereof with respect to the year ended December 31, 2014

(1)
Mr. Rowland began serving as a director on March 3, 2013 and as CEO on October 1, 2013. On December 23, 2014, Mr. Rowland was re-elected for service as a director until our next annual general meeting.  In addition to the amounts listed on the table above which represents CEO compensation, Mr. Rowland received NIS 43 thousand for his services as a director of the Company.

(2)
Dr. Elazar Sonnenschein served as a member of our board of directors until March 3, 2013, as our CEO until September 30, 2013, and as our V.P. Global Operations until May 31, 2014, when he resigned from office pursuant to his termination of his agreement with us. He currently does not hold any position with us.

(3)
Mr. Dempsey began his employment on Apri1 1, 2014.  Prior to such date we had engaged his services under a consulting services agreement from November 1, 2013.  The above amounts in the table include services fees paid to Mr. Dempsey under such agreement between January 1, 2014 and March 31, 2014.

Directors’ Compensation

The total amount of director’s compensation paid to directors during 2014 amounted to approximately NIS 246 thousand.

Under the Companies Law and the rules and regulations promulgated thereunder, external directors are entitled to fixed annual compensation and to an additional payment for each meeting attended. We currently pay our external directors an annual fee of NIS 29,272 and a per meeting fee of NIS 1,862, in accordance with the external director fees allowed pursuant to applicable regulations under the Companies Law, as applicable to the Company. We also pay Mr. Rowland such annual and per meeting fees for his service as director.  We currently do not pay Nissim Darvish (our current chairman) or Anat Naschitz any cash fees for their service as directors.  We have not granted any options to directors since 2010. The compensation of our external directors is determined at the time of their election.

Pension, Retirement or Similar Benefits

As of December 31, 2013, the total amount set aside as an actuarial estimate by the Company to provide post-employment benefits for certain office holders was in the aggregate amount of approximately NIS 127 thousand. The Company has not set aside amounts to provide post-employment benefits for the remaining office holders.

Employment Agreements

The total amount of compensation accrued on behalf of our executive officers (other than directors) during 2014 amounted to approximately NIS 8.5 million.

We have entered into written employment agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law.  In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them to the fullest extent permitted by law to the extent that these liabilities are not covered by directors and officers insurance.

Our office holders are generally eligible for bonuses each year. The bonuses are established and granted in accordance with our compensation policy and, and are generally payable upon meeting objectives and targets that are approved by our compensation committee and board of directors (and if required by our shareholders).

For information on exemption and indemnification letters granted to our officers and directors, please see “Item 6. Directors, Senior Management and Employees – C. Board Practices – Exemption, Insurance and Indemnification of Directors and Officers” below.

For a description of the terms of our options and option plans, see “Item 6. Directors, Senior Management and Employees – E. Share Ownership – Stock Option Plans” below.

Employment Agreement with Mr. Rowland

On September 29, 2013, our shareholders approved that as of October 1, 2013, our subsidiary company would enter into an employment agreement with Mr. Rowland, who serves as the Company’s CEO and currently carries out his work from our subsidiary's office in California, USA. The agreement is for a period of 3 years, and may be automatically renewed for additional periods of one year unless either party gives 60 days advance notice of non-renewal of the agreement. The agreement may be terminated by either party by giving 60 days advance notice, or shorter periods in some cases.

In accordance with our employment agreement with Mr. Rowland, he is entitled to a gross monthly salary of US$ 26,250. In addition, by meeting certain pre-determined milestones or goals, set by our board of directors, Mr. Rowland may be entitled to an annual target bonus, which may not exceed 35% of Mr. Rowland’s annual salary (approximately $110,000). The annual target bonus may be reduced by our board of directors according to our financial position and Mr. Rowland's performance, and must be returned by Mr. Rowland if later shown to be granted in error which shall be restated in our financial statements. As of December 31, 2013, Mr. Rowland had not received any such annual bonus.

On March 24, 2014, May 26, 2014 and July 7, 2014, the Company's compensation committee, board of directors and special meeting of the shareholders, respectively, approved the increase of Mr. Rowland's annual target bonus for the year 2014, from US$110,000 to US$ 150,000, by meeting certain pre-determined milestones or goals, set by our board of directors, by December 31, 2014. In addition, the milestones or goals to be achieved by the Company in order for Mr. Rowland to be entitled to receiving the annual target bonus, are based on the following parameters: (i) previous years' milestones/goals yet to be achieved; (ii) revenue-based milestones, or milestones designed to promote the establishment of new treatment centers and medical staff trainings; (iii) clinical achievement-based milestones; (iv) milestones based on new goals for the Company's business progress; and (v) professional publication-based milestones.

Mr. Rowland is also entitled to various social benefits, such as medical and dental insurance, for himself and his immediate family, participation in a “401(k)” plan (similar to provident fund in Israel), and a manager’s insurance plan, which may not exceed total inclusive costs of 25% of his annual salary (approximately $79,000). Mr. Rowland may also be entitled, in addition to the amounts owing to him up to the termination of his employment, to a retirement/adaptation grant in an amount equal to six monthly salaries (total inclusive amount of approximately $158,000).

On October 9, 2013, our shareholders approved a grant of 4,500,000 options under the 2013 Share Option and Incentive Plan convertible into 4,500,000 of our ordinary shares to Mr. Rowland, for an exercise price of NIS 0.83, of which 3,200,000 options vest over a period of 24 months, commencing one year following the start of his employment, 650,000 options vested on June 30, 2014, following achievement of goals set by the board of directors, and the remaining 650,000 options will vest on February 1, 2015, subject to achieving the goals set by the board of directors. The options granted will expire at the earliest of: (a) following 5 years from the start date of the agreement; (b) 180 days from the date Mr. Rowland's employment shall end or he shall resign; or (c) immediately following the dismissal of Mr. Rowland, for various causes. In addition, options not vested by the termination of Mr. Rowland's employment agreement shall expire at such date.

Employment Agreement with Mr. Yatzkan

In September 2003 we entered into an employment agreement with Mr. Yatzkan, who serves as the Company’s CFO. The agreement is for unlimited duration, and may be terminated by either party by giving 45 days prior notice.

In August 2013, our compensation committee and our board of directors authorized setting Mr. Yatzkan’s monthly salary at NIS 28,300. Mr. Yatzkan did not receive any options or other share-based compensation during 2013.  In November 2014, our compensation committee and our board of directors authorized setting Mr. Yatzkan’s monthly salary at NIS 33,500.

Mr. Yatzkan is also entitled various social benefits, such as allocations equal to 13.33% of his gross monthly salary to severance pay, to a manager’s insurance policy or pension fund, owned by us (of which 8.33% we transfer and the rest is deducted from his monthly salary), as chosen by Mr. Yatzkan, and 7.5% of his gross monthly salary is allocated to a study fund.

On July 17, 2014, we granted  220,000 options under the 2013 Share Option and Incentive Plan convertible into 220,000 of our ordinary shares to Mr. Yatzkan, for an exercise price of NIS 0.537, which vest annually in four equal parts over four years. The options granted will expire at the earliest of: (a) following 6 years from the date of the grant; (b) 30 days from the date Mr. Yatzkan’s employment shall end or he shall resign; or (c) immediately following the dismissal of Mr. Yatzkan, for various causes. In addition, options not vested by the termination of Mr. Yatzkan’s employment agreement shall expire at such date.

Employment Agreement with Dr. Shapira

In May 2000 the Company entered into an employment agreement with Dr. Shapira, which was amended and extended several times, according to which Dr. Shapira serves as our Company's medical director, for a period ending in September 2016, as provided by the latest extension dated September 29, 2013.

Between September 2012 and March 2013, Dr. Shapira's fee was $25 per hour, and as of March 3, 2013, his fee was $50 per hour.  In accordance with his agreement, Dr. Shapira’s hours of work for the Company may not exceed 100 hours in any calendar month.

In addition, as of September 29, 2013, Dr. Shapira is entitled to an annual target bonus, by meeting pre-determined milestones. The annual target bonus may not exceed NIS 18,000. On July 17, 2014, following shareholder approval, we granted 60,000 options under the 2013 Share Option and Incentive Plan convertible into 60,000 of our ordinary shares to Dr. Shapira, for an exercise price of NIS 0.537, which vest annually in four equal parts over four years.  The options granted will expire at the earliest of: (a) following 6 years from the date of the grant; (b) 30 days from the date Dr. Shapira's employment shall end or he shall resign; or (c) immediately following the dismissal of Dr. Shapira, for various causes. In addition, options not vested by the termination of Dr. Shapira's employment agreement shall expire at such date.

Furthermore, Dr. Shapira is entitled to various social benefits, such as allocations equal to 13.33% of his gross monthly salary to severance pay, to a manager’s insurance policy or pension fund, owned by us (of which 8.33% we transfer and the rest is deducted from his monthly salary), as chosen by Dr. Shapira and to a study fund.

Employment Agreement with Mr. Menashe Sonnenschein

In May 2000 the Company entered into an employment agreement with Mr. Menashe Sonnenschein, which was amended and extended several times. Mr. Sonnenschein served as our CTO until June 1, 2014, when he was appointed as our VP Israel Operations. Mr. Sonnenschein's agreement is in force until July 7, 2017, and may be terminated by either party by giving 60 days prior notice.

Between March 3, 2013 and July 7, 2014, Mr. Sonnenschein’s monthly salary was NIS 28,300. As of July 7, 2014, Mr. Sonnenschein’s monthly salary is NIS 38,500.  In addition, between March 2011 and September 2013, Mr. Sonnenschein was entitled to annual target bonus by meeting pre-determined goals, as set by his direct supervisor and the Company’s board of directors.

On July 17, 2014, following shareholder approval, we granted 250,000 options under the 2013 Share Option and Incentive Plan convertible into 250,000 of our ordinary shares to Dr. Sonnenschein, for an exercise price of NIS 0.537, which vest annually in four equal parts over four years. The options granted will expire at the earliest of: (a) following 6 years from the date of the grant; (b) 30 days from the date Mr. Sonnenschein’s employment shall end or he shall resign; or (c) immediately following the dismissal of Mr. Sonnenschein, for various causes. In addition, options not vested by the termination of Mr. Sonnenschein’s employment agreement shall expire at such date. Between September 2013 and July 7, 2014, Mr. Sonnenschein was entitled to payment of an annual target bonus by meeting pre-determined milestones, not to exceed NIS 68,000. As of July 7, 2014, Mr. Sonnenschein is entitled to payment of an annual target bonus by meeting pre-determined milestones, which may not exceed NIS 92,500.

In addition, Mr. Sonnenschein is also entitled to various social benefits, such as allocations equal to 13.33% of his gross monthly salary to severance pay, to a manager’s insurance policy or pension fund, owned by us (of which 8.33% we transfer and the rest is deducted from his monthly salary), as chosen by Mr. Sonnenschein, and 7.5% of his gross monthly salary is allocated to a study fund.

Employment Agreement with Ms. Milena Ridl

On January 1, 2014, we entered into an employment agreement with Ms. Ridl, who serves as the Company’s Vice-President, Europe.  The agreement may be terminated by either party by giving three month advance notice.

In accordance with our employment agreement with Ms. Ridl, she is entitled to an annual salary of EUR 150,000 (EUR 170,000 during the first year of employment) and is also eligible for an annual bonus up to EUR 40,000 (EUR 20,000 during first year of employment).  Ms. Ridl is also entitled to various social benefits.

On July 17, 2014, we granted 220,000 options under the 2013 Share Option and Incentive Plan convertible into 220,000 of our ordinary shares to Ms. Ridl, for an exercise price of NIS 0.537, which vest annually in four equal parts over four years. The options granted will expire at the earliest of: (a) following 6 years from the date of the grant; (b) 30 days from the date Ms. Ridl ‘s employment shall end or she shall resign; or (c) immediately following the dismissal of Ms. Ridl, for various causes. In addition, options not vested by the termination of Ms. Ridl’s employment agreement shall expire at such date.

Employment Agreement with Mr. Thomas A. Dempsey

On March 31, 2014, our subsidiary company entered into an employment agreement with Mr. Dempsey, who serves as the Company’s VP, US Operations and is currently based in Colorado.  The agreement may be terminated by either party by giving one month advance notice, or shorter periods in some cases. Prior to such date we had engaged his services under a consulting services agreement from November 1, 2013.

In accordance with our employment agreement with Mr. Dempsey, he is entitled to an annual salary of $220,000 and is also eligible for annual incentive payments up to an aggregate amount of $90,000.  Mr. Dempsey is also entitled to various social benefits, such as medical and dental insurance, for himself and his immediate family, participation in a “401(k)” plan (similar to provident fund in Israel), etc.

On July 17, 2014, we granted  250,000 options under the 2013 Share Option and Incentive Plan convertible into 250,000 of our ordinary shares to Mr. Dempsey, for an exercise price of NIS 0.537, which vest annually in four equal parts over four years. The options granted will expire at the earliest of: (a) following 6 years from the date of the grant; (b) 30 days from the date Mr. Dempsey’s employment shall end or he shall resign; or (c) immediately following the dismissal of Mr. Dempsey, for various causes. In addition, options not vested by the termination of Mr. Dempsey’s employment agreement shall expire at such date.

C.	Board Practices

Introduction

Our board of directors presently consists of six members. Pursuant to the Companies Law, the board of directors retains all of the powers in running our Company that are not specifically granted to our shareholders. Pursuant to the Companies Law and our articles of association, a resolution proposed at any meeting of the board of directors, at which a quorum is present, is adopted if approved by a vote of at least a majority of the directors present and eligible to vote at the meeting. A quorum of the board of directors (or any committee thereof, other than the audit committee or compensation committee) is at least a majority of the directors then in office who are lawfully entitled to participate in the meeting (until otherwise unanimously decided by the directors). Minutes of the meetings are recorded and kept at our offices.

Our directors (other than external directors, for whom special election requirements apply under the Companies Law) are generally each elected at a general meeting of our shareholders for terms of office ending at the annual general meeting subsequent to their election, provided that each director declare that they have the required skills and time to serve as directors, taking into account, among other things, the company's size and needs, and that they confirm that they were not convicted of any criminal offense (as set forth in the Companies Law) preventing them from service and have not been declared bankrupt. A nominee to serve as director is required to disclose whether he has been convicted of any criminal offense preventing him from service, or is prevented from service by an administrative enforcement committee, and the prevention period is still in force.  In addition, our Articles of Association allow our Board of Directors to appoint directors to fill vacancies and/or as an addition to the Board of Directors (subject to the maximum number of directors set forth in our Articles of Association) to serve until the next annual general meeting. Our most recent annual general meeting of our shareholders was held on December 23, 2014. Nissim Darvish, Anat Naschitz and Christopher Rowland were each elected for additional terms as directors (including Nissim Darvish as Chairman). Yair Rabinowitch and Erez Chimovits no longer serve as directors of the company.

Our board of directors is authorized to recommend to our shareholders director nominees for election. Under the Companies Law and our articles of association, nominations for directors may also be added to the agenda of future general meetings, which have yet to have been summoned, upon the request of any one or more shareholders holding at least 1% of our outstanding voting power. Furthermore, under the Companies Law, either (a): (i) two directors; or (ii) no less than one quarter of the directors in office; or (b): one or more shareholders holding, in the aggregate, either (i) 5% of our outstanding ordinary shares and 1% of our outstanding voting power; or (ii) 5% of our outstanding voting power, may request the board of directors to summon a general meeting in order to nominate one or more persons for election as directors at a special meeting. However, any such shareholders may make such a nomination only if a written notice of such shareholder’s intent to make such nomination has been given to our chairman of the board (or, if we have no chairman of the board, our chief executive officer). Where the board of directors was requested to convene such a special general meeting, it shall convene such meeting within twenty-one days of the date on which the request was made, on the date designated by a notice, provided that the date of convening the meeting shall be no later than thirty-five days after the date of the notice, unless otherwise provided in respect of a meeting to which the relevant Companies Law provisions governing voting by proxy of statement positions apply.

In addition, directors (other than external directors) shall be removed prior to the end of their term by the majority of our shareholders at a general meeting of our shareholders or immediately upon the occurrence of the following events: (i) the company learns that a final judgment was issued whereby the director was convicted for any criminal offense preventing him from serving as director and the execution of the sentence was not stayed by the court; (ii) a qualified court has determined that given the nature of a criminal offense, the director is prevented from  service as director; (iii) the company learned that the director was declared bankrupt, or that a corporate director has resolved to enter into voluntary liquidation or in respect of which a winding up order has been issued; or (iv) the director did not disclose all required information with respect to his nomination as director.

On May 4, 2014, a verdict was issued in a matter concerning Mr. Rabinowitch, who served as a member of our board of directors from 2000 until the termination of his service on December 2, 2014, with respect to certain offenses in connection with a matter unrelated to us. The verdict was issued in connection with his role (along with others) as a participant in a cartel which was participating in a bid to purchase a proprietary asset, which were deemed offenses under the Israeli Restrictive Trade Practices Law, 5748-1988 and under the Israeli Penal Law, 5737-1977. On October 7, 2014, the court imposed sentence resulting in a final judgment of conviction of the abovementioned offences.  As part of Mr. Rabinowitch’s sentence, he was disqualified from service as a director in public companies for a period of 3.5 years. However, the court ordered a stay of execution for a period of 45 days (until November 23, 2014), during which period the disqualification from service was not in effect. On November 20, 2014, the Company was informed that Mr. Rabinowitch filed a motion to stay the execution of the sentence to the court, which rejected the appeal with respect to Mr. Rabinowitch's disqualification, and set a hearing date for November 26, 2014. On November 25, 2014, the Company was further informed that the hearing was postponed by the court until December 2, 2014. On December 2, 2014, the Company was informed that Mr. Rabinowitch withdrew his motion for a stay of execution of his verdict, including with respect to his disqualification from service as a director in public companies for a period of 3.5 years, and the motion was dismissed, pursuant to which, Mr. Rabinowitch's service as a director was terminated immediately thereafter.

During the period between the end of the original stay of execution on November 23, 2014 and the finalization of Mr. Rabinowitch's sentence and the termination of his service immediately thereafter on Debember 2, 2014, Mr. Rabinowitch remained in office but did not attend any meetings of the board of directors and did not exercise his vote, as orally agreed between the Israeli Securities Authority and the Company.

Under our articles of association the shareholders of the company may elect one director to serve as the chairman of the board of directors to preside at the meetings of the board of directors. Pursuant to the Companies Law, neither the chief executive officer nor any of his or her relatives is permitted to serve as the chairman of the board of directors, and a company may not vest the chairman or any of his or her relatives with the chief executive officer’s authorities. In addition, a person who reports, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman may not be vested with authorities of a person who reports, directly or indirectly, to the chief executive officer; and the chairman may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of a controlled company. However, the Companies Law permits a company's shareholders to determine, for a period not exceeding three years from each such determination, that the chairman or his or her relative may serve as chief executive officer or be vested with the chief executive officer’s authorities, and that the chief executive officer or his or her relative may serve as chairman or be vested with the chairman's authorities. Such determination of a company's shareholders requires either: (1) the approval of at least two-thirds of the shares of those shareholders present and voting on the matter (other than controlling shareholders and those having a personal interest in the determination); or (2) that the total number of shares opposing such determination does not exceed 2% of the total voting power in the company.

The board of directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees, each consisting of one or more directors (except the audit committee, as described below), and it may, from time to time, revoke such delegation or alter the composition of any such committees. Unless otherwise expressly provided by the board of directors, the committees shall not be empowered to further delegate such powers. The composition and duties of our audit committee, financial statement examination committee and compensation committee are established under the Israeli Companies Law and described in this Item below.

The board of directors oversees how management monitors compliance with the Company’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Company. The board of directors is assisted in its oversight role by an internal audit. The Company’s Internal Auditor undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to our audit committee.

External Directors

Under the Companies Law, an Israeli company whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel is required to appoint at least two external directors to serve on its board of directors. Our external directors are Mr. Hershkowitz, Ms. Venkert and Prof. Sarusi. At least one of the external directors is required to have “financial and accounting expertise,” and the other external director or directors are required to have “professional expertise”

A director has “professional expertise” if he or she satisfies one of the following:

•	the director holds an academic degree in one of these areas: economics, business administration, accounting, law or public administration;
•	the director holds an academic degree or has other higher education, all in the main business sector of the company or in a relevant area for the board position; or
•
the director has at least five years’ experience in one or more of the following (or a combined five years’ experience in at least two or more of these): (a) senior management position in a corporation of significant business scope; (b) senior public office or senior position in the public sector; or (c) senior position in the main business sector of the company.

A director with “financial and accounting expertise” is a person that due to his or her education, experience and skills has high skills and understanding of business-accounting issues and financial reports which allow him to deeply understand the financial reports of the company and hold a discussion relating to the presentation of financial information. The company’s board of directors will take into consideration in determining whether a director has “accounting and financial expertise”, among other things, his or her education, experience and knowledge in any of the following:

•	accounting issues and accounting control issues characteristic to the segment in which the company operates and to companies of the size and complexity of the company;
•	the functions of the external auditor and the obligations imposed on such auditor; and
•	preparation of financial reports and their approval in accordance with the Companies Law and the Israeli Securities Law.

A person may not serve as an external director if the person is a relative of a controlling shareholder or if at the date of the person’s appointment or within the prior two years the person, or his or her relatives, partners, employers or entities under the person’s control, or someone to whom he or she is subordinate, whether directly or indirectly, have or had any affiliation with any of: (1) us, (2) any entity controlling us, (3) a relative of the controlling shareholder on the date of such appointment, or (4) any entity controlled, on the date of such appointment or within the preceding two years, by us or by our controlling shareholder. If there is no controlling shareholder or no one shareholder holding 25% or more of voting rights in the company, a person may not serve as an external director if the person has any affiliation with any person who, as of the date of the person’s appointment, was the chairman of the board of directors, the general manager (chief executive officer), any shareholder holding 5% or more of the company’s shares or voting rights, or the senior financial officer. We refer to each of the relationships set forth in this paragraph as an Affiliated Party.

 Under the Companies Law, “affiliation” includes:

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; and
•
service as an office holder, excluding service as a director of a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

A “relative” is defined as a spouse, sibling, parent, grandparent, descendant, and a descendant, sibling or parent or the spouse of each of the foregoing.

An “office holder” is defined as a general manager, chief operating officer, executive vice president, vice president, director or manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person’s title. Each person listed in the table under “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management” is an office holder.

A person may not serve as an external director if that person or that person’s relative, partner, employer, a person to whom such person is subordinate (directly or indirectly) or any entity under the person’s control has a business or professional relationship with any entity that has an affiliation with any Affiliated Party, even if such relationship is intermittent (excluding insignificant relationships). Additionally, any person who has received compensation in breach of the Companies Law (excluding compensation from insignificant relationships) other than compensation permitted under the Companies Law may not continue to serve as an external director.

A person may not serve as an external director if that person’s position or other business activities create, or may create, a conflict of interest with the person’s service as a director or may otherwise interfere with the person’s ability to serve as a director. If at the time any external director is appointed, all members of the board who are neither controlling shareholders nor relatives of controlling shareholders are the same gender, then the external director to be appointed must be of the other gender. A director of a company shall not be appointed as an external director of another company if at such time a director of the other company is acting as an external director of the first company.

Until the lapse of two years from the termination of office, none of the company in which such external director served, its controlling shareholder or any entity under the control of such controlling shareholder may, either directly or indirectly, grant such former external director, or his or her spouse or child, any benefit, including via (1) the appointment of such former director or his or her spouse or his child as an office holder in the company or in an entity controlled by the company's controlling shareholder, (2) the employment of such former director and (3) the engagement, either directly or indirectly, of such former director as a provider of professional services for compensation, including through an entity under his or her control. The same restrictions above apply to relatives other than a spouse or a child, but such limitations shall only apply for one year from the date such external director ceased to be engaged in such capacity. External directors are elected for their initial term by a majority vote at a shareholders’ meeting, as long as either:

•
at least a majority of the shares held by shareholders who are not controlling shareholders and do not have personal interest in the appointment (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder) have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered); or

•	the total number of shares of such shareholders voted against the election of the external director does not exceed 2% of the aggregate voting rights of our company.

The Companies Law provides that after an initial term of three years, external directors may be re-elected to serve in that capacity for up to two additional three year terms, provided that either: (i) (1) his or her service for each such additional term is recommended by one or more shareholders holding in aggregate at least 1% of the company’s voting rights and is approved at a shareholders meeting by a majority of the shares held by non-controlling shareholders who do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding for such purpose any abstentions, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds 2% of the aggregate voting rights in the company; and (2) the external director who has been nominated in such fashion by the shareholders is not a “linked or competing shareholder”, and does not have or has not had, on or within the two years preceding the date of such person’s appointment to serve as another term as external director, any affiliation with a linked or competing shareholder. The term “linked or competing shareholder” means the shareholder(s) who nominated the external director for reappointment or a material shareholder of the company holding more than 5% of the shares in the company, provided that at the time of the reappointment, such shareholder(s) of the company, the controlling shareholder of such shareholder(s) of the company, or a company under such shareholder(s) of the company’s control, has a business relationship with the company or are competitors of the company; (ii) his or her service for each such additional term is recommended by the board of directors and is approved at a shareholders meeting by the same disinterested majority required for the initial election of an external director (as described above); or (iii) pursuant to a recently enacted Amendment 26 to the Companies Law, effective as of November 25, 2014, the external director has proposed himself for reappointment and the reappointment was approved as provided in sub-section (i) above. The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the NASDAQ Capital  Market, may be further extended, indefinitely, in increments of additional three-year terms, in each case provided that, in addition to re-election in such manner described above: (1) the audit committee and subsequently the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the re-election for such additional period is beneficial to the company; and (2) prior to the approval of the reelection of the external director, the company’s shareholders have been informed of the term previously served by such nominee and of the reasons why the board of directors and audit committee recommended the extension of such nominee’s term.  External directors may be removed only by the same special majority of shareholders required for their election or by a court, and in both cases only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to our company. In the event of a vacancy created by an external director which causes the company to have fewer than two external directors, the board of directors is required under the Companies Law to call a shareholders’ meeting as soon as possible to appoint such number of new external directors in order that the company thereafter has two external directors.

External directors may be compensated only in accordance with regulations adopted under the Companies Law. The regulations provide that cash compensation to external directors be either a fixed amount within a range set forth in the regulations, or an amount that is equal to the average compensation to other directors who are not controlling shareholders of the company or employees or service providers of the company or its affiliates. A company also may issue shares or options to an external director equal to the average amount granted to directors who are not controlling shareholders of the company or employees or service providers of the company or its affiliates. Cash compensation within a range determined by the regulations does not require shareholder approval. Compensation determined in any other manner requires the approval of the company’s compensation committee, board of directors and shareholders. Compensation of an external director must be determined prior to the person’s consent to serve as an external director.

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company. The duty of care requires an office holder to act with the level of skill with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care of an office holder includes a duty to use reasonable means to obtain:

•	information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and
•	all other important information pertaining to these actions.

The duty of loyalty of an office holder requires an office holder to act in good faith and for the benefit of the company, and includes a duty to:

•	refrain from any conflict of interest between the performance of his duties in the company and his performance of his other duties or personal affairs;
•	refrain from any action that constitutes competition with the company’s business;
•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and
•	disclose to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder.

Approval of Related Party Transactions under Israeli Law

 Under the Companies Law, we may approve an action by an office holder from which the office holder would otherwise have to refrain, as described above, if:

•	the office holder acts in good faith and the act or its approval does not cause harm to the company; and
•
the office holder disclosed the nature of his or her interest in the transaction (including any significant fact or document) to the company at a reasonable time before the company’s approval of such matter.

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an office holder or a controlling shareholder disclose to the company, promptly, and, in any event, not later than the board meeting at which the transaction is first discussed, any direct or indirect personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company.  If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

•	the office holder’s relatives; or
•
any corporation in which the office holder or his or her relatives holds 5% or more of the shares or voting rights, serves as a director or general manager or has the right to appoint at least one director or the general manager.

Under the Companies Law, an extraordinary transaction is a transaction:

•	not in the ordinary course of business;
•	not on market terms; or
•	that is likely to have a material impact on the company’s profitability, assets or liabilities.

Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide for another form of approval for such transaction. If the transaction is an extraordinary transaction, first the audit committee and then the board of directors, in that order, must approve the transaction.  Under specific circumstances, shareholder approval may also be required.  A director who has a personal interest in an extraordinary transaction, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter, unless a majority of the board of directors or the audit committee, as the case may be, has a personal interest.  If a majority of the board of directors has a personal interest, then shareholder approval is generally also required.

Under the Companies Law, all arrangements as to compensation of office holders require approval of the compensation committee and board of directors, and compensation of office holders who are directors must be also approved, subject to certain exceptions, by the shareholders, in that order.

Disclosure of Personal Interests of a Controlling Shareholder

 Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, as well as transactions for the provision of services whether directly or indirectly by a controlling shareholder or his or her relative, or a company such controlling shareholder controls, and transactions concerning the terms of engagement of a controlling shareholder or a controlling shareholder’s relative, whether as an office holder or an employee, require the approval of the audit committee (or compensation committee, as applicable to the particular transaction), the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting.

In addition, the shareholder approval must fulfill one of the following requirements:

•
at least a majority of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

•	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2% of the voting rights in the company.

To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years, approval is required once every three years, unless the audit committee determines that the duration of the transaction is reasonable given the circumstances related thereto.

Duties of Shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing its power in the company and to act in good faith and in an acceptable manner in exercising its rights and performing its obligations to the company and other shareholders, including, among other things, voting at general meetings of shareholders on the following matters:

•	an amendment to the articles of association;
•	an increase in the company’s authorized share capital;
•	a merger; and
•	the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from discriminating against other shareholders.

The remedies generally available upon a breach of contract will also apply to a breach of the above-mentioned duties, and in the event of discrimination against other shareholders, additional remedies are available to the injured shareholder.

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or has another power with respect to a company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

Committees of the Board of Directors

Our board of directors has established four committees: the audit committee, financial statement examination committee, the compensation committee and the investments committee.

Audit Committee

        Under the Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the external directors. Under the NASDAQ Stock Market rules, we will be required to maintain an audit committee of at least three members, all of who must be independent directors as defined therein. The NASDAQ Stock Market rules also require that at least one member of the audit committee be a financial expert.

Under the Companies Law, the majority of members of the audit committee, as well as a majority of members present at audit committee meetings, must be unaffiliated directors (as defined below), and the audit committee chairman shall be an external director. In addition, the following are disqualified from serving as members of the audit committee: the chairman of the board, a controlling shareholder and his relatives, any director employed by the company or by its controlling shareholder or by an entity controlled by the controlling shareholder, a director who regularly provides services to the company or to its controlling shareholder or to an entity controlled by the controlling shareholder, and any director who derives the majority of his or her income from the controlling shareholder. Any persons disqualified from serving as a member of the audit committee may not be present at the audit committee meetings, unless the chairman of the audit committee has determined that the presence of such person is required to present a matter to the meeting or if such person qualifies under an available exemption in the Companies Law.

An “unaffiliated director” is defined under the Companies Law as an external director or a director who meets the following conditions: (1) satisfies most of the conditions for appointment as an external director (as described above) and the audit committee has determined that such conditions have been met and (2) he or she has not served as a director of the company for more than nine consecutive years, with any interruption of up to two years in his or her service not being deemed a disruption in the continuity of such service.

Our audit committee is currently comprised of Prof. Sarusi, Mr. Hershkowitz and Ms. Venkert.  Mr. Hershkowitz acts as the Chairman of our audit committee.

Under the Israeli Companies Law, our audit committee:

1.
recommends to the board of directors to recommend to our shareholders to appoint and approve the compensation of the independent registered public accounting firm engaged to audit our financial statements;

2.
monitors deficiencies in the management of the Company, inter alia, in consultation with the independent registered public accounting firm and internal auditor, and advises the board of directors on how to correct such deficiencies;

3.
decides whether to approve and recommend to the board of directors to approve engagements or transactions that require the audit committee’s approval under the Companies Law relating generally to certain related party transactions. The audit committee must pre-determine procedures for a competitive process, or other procedures, before approving related party transactions with controlling shareholders, even if such transactions are deemed by the audit committee not to be extraordinary transactions. This process is to be supervised by the audit committee, or any person authorized for such supervision, or via any other method approved by the audit committee;

4.	decides as to what transactions shall be considered as "extraordinary transactions" as such term is defined under the Companies Law in connection with related party transaction;

5.
determines the approval process for transactions that are not negligible, as well as determine which types of transactions would require the approval of the audit committee. Non-negligible transactions are defined as related party transactions with a controlling shareholder, or in which the controlling shareholder has a personal interest, even if they are deemed by the audit committee not to be extraordinary transactions but which have also been classified by the audit committee as non-negligible transactions;

6.	meets and receives reports from both the internal auditors and the independent registered public accounting firm dealing with matters that arise in connection with their audits; and

7.	regulates the company's rules on employee complaints, and implementing a whistleblower protection plan with respect to employee complaints of business irregularities.

Under the NASDAQ Stock Market rules, we will be required to maintain an audit committee consisting of at least three members, all of whom are independent and are financially literate and one of whom has accounting or related financial management expertise.

The independence requirements of the Exchange Act implement two basic criteria for determining independence: (1) audit committee members are barred from accepting directly or indirectly any consulting, advisory or other compensatory fee from the issuer or an affiliate of the issuer, other than in the member’s capacity as a member of the board of directors and any board committee, and (2) audit committee members may not be an “affiliated person” of the issuer or any subsidiary of the issuer apart from her or his capacity as a member of the board of directors and any board committee.

The SEC has defined “affiliate” for non-investment companies as “a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.” The term “control” is intended to be consistent with the other definitions of this term under the Exchange Act as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

Prof. Sarusi, Mr. Hershkowitz and Ms. Venkert, the current members of our audit committee, are each "independent," as such term is defined under the NASDAQ Stock Market rules.  All members of our audit committee meet the requirements for financial literacy under the NASDAQ Stock Market rules. Our board of directors has determined that each of Prof. Sarusi and Mr. Hershkowitz have “financial and accounting expertise,” as defined by the Israeli Companies Law.

In accordance with the Sarbanes-Oxley Act of 2002 and the NASDAQ Stock Market rules, the audit committee is directly responsible for the appointment, compensation and performance of our independent auditors. In addition, the audit committee is responsible for assisting the board of directors in reviewing our annual financial statements, the adequacy of our internal controls and our compliance with legal and regulatory requirements. The audit committee also oversees our major financial risk exposures and policies for managing such potential risks, discusses with management and our independent auditor significant risks or exposure and assesses the steps management has taken to minimize such risk.

Financial Statement Examination Committee

Under the Companies Law, the board of directors of a public company must appoint a financial statement examination committee, which consists of members with accounting and financial expertise or the ability to read and understand financial statements. The function of a financial statements examination committee is to discuss and provide recommendations to the board of directors (including the report of any deficiency found) with respect to the following issues: (i) estimations and assessments made in connection with the preparation of financial statements; (ii) internal controls related to the financial statements; (iii) completeness and propriety of the disclosure in the financial statements; (iv) the accounting policies adopted and the accounting treatments implemented in material matters of the company; and (v) value evaluations, including the assumptions and assessments on which evaluations are based and the supporting data in the financial statements. Our financial statements examination committee consists of Prof. Sarusi, who serves as chairman of the committee, Mr. Hershkowitz and Ms. Venkert. Our independent auditors and our internal auditor are invited to attend all meetings of the financial statements examination committee.

Our financial statement examination committee is comprised of the members of our audit committee, in accordance with the provisions of the Companies Regulations (Conditions for Approval of Financial Statements), 5770 - 2010, who in such capacity discuss and recommend our board of directors in the following matters: (i) estimations made in connection with the financial statements; (ii) internal controls over financial reporting; (iii) the completeness and adequateness of the disclosure consisted in the financial reporting; (iv) the accounting policies adopted and the accounting treatment applied on the Company's material issues; and (v) valuations, including assumptions and estimates, on which information provided in the financial reporting is based. The committee may also examine the independent registered public accounting firm’s scope of work and compensation.

Compensation Committee

Under a recent amendment to the Companies Law, the board of directors of any public company must establish a compensation committee. The compensation committee must consist of at least three directors and must include all of the external directors. In addition, the following are disqualified from serving as members of the compensation committee: the chairman of the board, a controlling shareholder and his relatives, any director employed by the company or by its controlling shareholder or by an entity controlled by the controlling shareholder, a director who regularly provides services to the company or to its controlling shareholder or to an entity controlled by the controlling shareholder, and any director who derives the majority of his or her income from the controlling shareholder.

The majority of members of the compensation committee, as well as a majority of members present at compensation committee meetings, must be unaffiliated directors (as defined above), and the compensation committee chairman shall be an external director. Any persons disqualified from serving as a member of the compensation committee may not be present at the compensation committee meetings, unless the chairman of the compensation committee has determined that the presence of such person is required to present a matter to the meeting or if such person qualifies under an available exemption in the Companies Law. Our compensation committee acts pursuant to the requirements of the Israeli Companies Law, and consists of Mr. Hershkowitz, who serves as chairman of the committee, Prof. Sarusi and Ms. Venkert, each of whom is also "independent," as such term is defined under the NASDAQ Stock Market rules.

On September 29, 2013, our Executive Compensation Policy (the "Policy") was approved at an extraordinary general meeting of the shareholders. The Policy had been recommended by the compensation committee and approved by the board of directors, for the Company’s directors and office holders, in accordance with the requirements of the Companies Law. On December 23, 2014, the Policy was amended at our annual general meeting of our shareholders, as further elaborated below.

The Policy includes a framework for establishing the terms of office and employment of the office holders and guidelines with respect to the structure of the variable pay of office holders. Such guidelines are the basis for adequate balance between the components of compensation, which exists when a linkage is maintained between compensation and performance and the creation of value for shareholders in the Company, while maintaining the Company’s ability to recruit and maintain talented officeholders and incentivizing them to pursue the Company’s objectives. In particular, an appropriate balance between the fixed component (base salary and additional benefits) and the variable component and capital compensation avoids placing an exaggerated emphasis on one component.

The Policy consists of the following compensation components: (i) base salary, which is a fixed amount (and some additional benefits), which reflects the prevailing conditions in the market (benchmarking) for each office holder, and paid to an officer on a monthly basis, regardless of the officer’s performance, reflecting the prevailing conditions in the market (benchmarking); (ii) performance-related variable compensation, which is used, inter alia, to bring the interests of the Company’s officers closer to the interests of the Company and its shareholders. Accordingly, the conditions for the payment of bonuses or other forms of variable compensation are designed to reflect the Company’s short-term and long-term objectives, inasmuch as possible, and to constitute a proportionate part of the total compensation in a manner that constitutes a dominant component in the entire compensation package, while at the same time not constituting an excessively large share of the entire package, in order to avoid the creation of incentives for officers to take uncontrolled or unreasonable personal and organizational risks; (iii) variable capital compensation, which is intended to link the maximizing of value for shareholders and the compensation of officers, as well as an incentive to continue working for the Company. This compensation is implemented by means of the issuance of stock options, restricted stock units (RSU) or other capital-based forms of compensation which constitutes an incentive over time; and (iv) compensation paid upon the termination of tenure, which is used as an incentive to recruit talented office holders for the Company, by reducing their exposure in the event that they do not remain in their new position over time due to circumstances which are not dependent upon their performance, and to encourage the office holders to continue serving in their position in the Company over time.

When determining office holder's compensation, the following parameters are considered: (i) the officeholder’s personal qualities, including his or her education, skills, expertise, and professional experience and achievements; (ii) the officeholder’s position (including areas of responsibility and the efforts required for success in the position); (iii) the officeholder’s residual address and employment location; (iv) prevailing salary levels for similar positions in the Company's market; (v) the ratio between the officeholder’s terms and conditions of tenure and employment and the salary of the other employees in the Company and of the contract employees hired by the Company, and particularly the ratio between the average salary and the median salary of the foregoing employees and the impact of such disparities on the working relations in the Company; and (vi) the option to reduce variable components in the board of directors' discretion, in cases where the foregoing is necessary to ensure that the variable components will constitute a real incentive for the office holder to act to achieve the Company’s objectives, as well as the option to establish a ceiling limit on the exercise value of variable capital components which are not settled in cash.

Officeholder's performance-related variable compensation (as well as maximum amounts) shall be determined by the Company on an annual basis, which is determined on the basis of measurable criteria which may include fiscal results as well as clear milestones. However, in light of the Company’s position in the transition between the end of the research and development stage and the beginning of the commercial marketing stage, the Company is not be required, according to the policy, to determine a budget for bonuses or personal objectives in accordance with the Company’s revenues. Additionally, a non-material part (up to 15% or 20% of office holder's variable compensation amount in a given year) may be determined on the basis of an assessment by the officeholder's supervisor. Furthermore, the compensation committee and the board of directors may, upon special circumstances, authorize a special bonus for extraordinary efforts by an officeholder (excluding the CEO) in relation to transactions or achievements which are not in the ordinary course of the Company's business. Special bonuses are limited to NIS 100,000 per office holder per year. Each officeholder is required to undertake to repay to the Company any amounts paid to him within the framework of the terms and conditions of his tenure and employment - including bonuses - based on figures which have been found incorrect, and which have been restated in the Company’s financial statements.

Office holders' variable equity based compensation which is exercisable in a particular year may not exceed a total dilution of 15% of the Company's share capital, will fully vest upon no less than three years after allocation (unless accelerated) and may include conditional vesting provisions.

Office holder's compensation may also include a retirement bonus, which shall not exceed more than 6 monthly salaries, to be determined in accordance with the officeholder's position.

Our compensation committee will periodically review the policy and monitor its implementation, and recommend to our board of directors and shareholders to amend the policy as it may deem necessary from time to time. The term of the policy is three years as of the date of its adoption stated above. Following such three year term, the policy, including any revisions recommended by our compensation committee and approved by our board of directors, as applicable, will be brought once again to the shareholders for approval.

In anticipation of the implementation of an ADR Facility and the listing of our ADRs on the NASDAQ Capital Market, our Compensation Committee, board of directors and annual general meeting of the shareholders approved on November 10, 2014, November 16, 2014 and December 23, 2014, respectively, an amendment to our Policy (the "Amendment"), which had excluded matters related to U.S securities from our directors’ and officers’ liability insurance policy (the "Insurance Policy"). Pursuant to the Amendment, our amended Policy permits our Insurance Policy to include coverage for securities related matters outside of Israel in connection with the listing of our ADRs or other securities on the NASDAQ Capital Market or any other capital market outside of Israel.

Investments Committee

In March 2006, our board of directors established an investments committee in order to oversee the management and investment of the Company’s cash and cash equivalents.  This committee meets on an ad hoc basis as required and establishes guidelines and policies with respect to managing our financial assets. Since its establishment and to date, Mr. Yatzkan coordinates the management of the committee. The present members of the committee are Ms. Naschitz and Mr. Hershkowitz.

Nominating Committee

Our Board of Directors does not currently have a nominating committee, and our director candidates are nominated in accordance with Israeli Companies Law and our Articles of Association.

Prior to listing our ADRs on The NASDAQ Capital Market, our Board of Directors will determine whether it will form a nominating committee or avail our company of the exemption available to foreign private issuers under the Marketplace Rules of The NASDAQ Stock Market.

Internal Auditor

Under the Companies Law, the board of directors must also appoint an internal auditor nominated by the audit committee. Our internal auditor is Mr. Daniel Shapira, CPA. The role of the internal auditor is to examine whether a company’s actions comply with the law and proper business procedures. The internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the shares or voting rights of a company, any person or entity that has the right to nominate or appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. Our internal auditor is not our employee.

Remuneration of Directors

Under the Companies Law, remuneration of directors is subject to the approval of the compensation committee, then the board of directors and finally by a general meeting of the shareholders. If the remuneration of the external directors is in accordance with certain regulations applicable to the remuneration of external directors then such remuneration does not require the approval of the general meeting.

Exemption, Insurance and Indemnification of Directors and Officers

We currently have directors’ and officers’ liability insurance providing total coverage of $10 million for the benefit of all of our directors and officers, in respect of which we are charged a twelve-month premium of $45,000, and which includes a deductible of up to $50,000 per claim, other than such claims related to extraordinary events such as securities related claims (other than claims filed in the United States or Canada), for which the deductible shall not exceed $75,000, claims filed in the United States or Canada, for which the deductible shall not exceed $100,000, or securities related claims filed in the United States or Canada, for which the deductible shall not exceed $150,000. This policy expires November 16, 2015.

In addition, at the annual general meeting of our shareholders on December 23, 2014, our shareholders approved future engagements for directors’ and officers’ liability insurance executed in the ordinary course of business for such terms to be determined by the board of directors, provided that the total coverage shall not exceed $10 million for the benefit of all of our directors and officers, the twelve-month premium we will be charged shall not exceed $80,000 and which shall include a deductible of up to $50,000 per claim, other than such claims related to extraordinary events.

Limitations

The Companies Law provides that we may not exculpate or indemnify an office holder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (a) a breach by the office holder of his or her duty of loyalty unless (in the case of indemnity or insurance only, but not exculpation) the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (b) a breach by the office holder of his or her duty of care if the breach was carried out intentionally or recklessly (as opposed to merely negligently); (c) any action taken with the intent to derive an illegal personal benefit; or (d) any fine levied against the office holder.

 The foregoing descriptions are general summaries only, and are qualified entirely by reference to the full text of the Companies Law, as well as of our articles of association and our form of indemnification agreement, which are exhibits to this annual report and are incorporated herein by reference. We intend to re-evaluate our form of indemnification agreement in advance of becoming listed on the Nasdaq Capital Market so it is in line with standard indemnification agreements for Israeli headquartered companies of similar size whose shares are traded on Nasdaq.

Benefits upon Termination of Employment

There are no service contracts between us or our subsidiary, on the one hand, and our directors in their capacity as directors, on the other hand, providing for benefits upon termination of service.

Nasdaq Stock Market Listing Rules and Home Country Practices

As a foreign private issuer, we are permitted to follow Israeli corporate governance practices instead of Nasdaq Marketplace Rules, provided that we disclose which requirements we are not following and the equivalent Israeli requirement. We intend to rely on this “foreign private issuer exemption” with respect to the following items:

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Distribution of annual and quarterly reports to shareholders. Under Israeli law, as a public company whose shares are traded on the TASE, we are not required to distribute annual and quarterly reports directly to shareholders and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports publicly available through the website of the Israeli Securities Authority and the TASE. In addition, we make our audited financial statements available to our shareholders at our offices. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

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Quorum. While the Marketplace Rules of the Nasdaq Stock Market require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our Articles of Association provide that a quorum of two or more shareholders holding at least 10% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our Articles of Association with respect to an adjourned meeting consists of any number of shareholders present in person or by proxy.

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Independent Directors. Our Board of Directors presently includes three external directors who were appointed in accordance with the provisions contained in Sections 239-249A of the Companies Law governing the selection of external directors, rather than a majority of external, or independent, directors. Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present. We are required, however, to ensure that all members of our Audit Committee are “independent” under the applicable Nasdaq and SEC criteria for independence, and we must also ensure that a majority of the members of our Audit Committee are unaffiliated directors as defined in the Companies Law.

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Audit Committee. Our Audit Committee complies with all of the requirements under Israeli law, and is presently composed of three external directors (which are all of our external directors). Consistent with Israeli law, the independent auditors are elected at a meeting of shareholders instead of being appointed by the Audit Committee.

●
Nomination of our Directors. With the exception of our external directors and directors elected by our Board of Directors due to vacancy, our directors are elected by a general or special meeting of our shareholders.  Other than external directors, our directors are appointed to hold office until the subsequent annual general meeting or they are removed from office by the majority of our shareholders at a general or special meeting of our shareholders. The nominations for directors, which are presented to our shareholders, are generally made by our directors, but nominations may be made by one or more of our shareholders as provided in our Articles of Association, under the Companies Law or in an agreement between us and our shareholders. Currently, there is no agreement between us and any shareholder regarding the nomination of directors, though in connection with the investment by OrbiMed in 2013, several of the Company's shareholders signed a letter of undertaking to OrbiMed, according to which each undertook to vote their shares in accordance with OrbiMed’s instructions in connection with the election of directors. We were not a party to this letter of undertaking. See “Item 10. Additional Information – C.  Material Contracts” for additional information. In accordance with our Articles of Association, under the Companies Law, any one or more shareholders holding, in the aggregate, either (1) 5% of our outstanding shares and 1% of our outstanding voting power or (2) 5% of our outstanding voting power, may nominate one or more persons for election as directors at a general or special meeting by delivering a written notice of such shareholder’s intent to make such nomination or nominations to our registered office. Each such notice must set forth all of the details and information as required to be provided by our Articles of Association.

●
Compensation Committee and Compensation of Officers. Israeli law, and our Articles of Association, do not require that a compensation committee composed solely of independent members of our Board of Directors determine (or recommend to the board of directors for determination) an executive officer’s compensation, as required under Nasdaq’s listing standards related to compensation committee independence and responsibilities; nor do they require that the Company adopt and file a compensation committee charter.  Instead, our compensation committee has been established and conducts itself in accordance with provisions governing the composition of and the responsibilities of a compensation committee as set forth in the Companies Law, and is composed of three external directors, which are all of our external directors. Additionally, we comply with the requirements set forth under the Companies Law, pursuant to which transactions with office holders regarding their terms of office and employment, and transactions with a controlling shareholder in a company regarding his or her employment and/or his or her terms of office with the company, may require the approval of the compensation committee, the board of directors and under certain circumstances the shareholders, either in accordance with our previously approved compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations set forth in the Companies Law. The requirements for shareholder approval of any office holder compensation, and the relevant majority or special majority for such approval, are all as set forth in the Companies Law. Thus, we will seek shareholder approval for all corporate actions with respect to office holder compensation requiring such approval under the requirements of the Companies Law, including seeking prior approval of the shareholders for the compensation policy and for certain office holder compensation, rather than seeking approval for such corporate actions in accordance with Nasdaq Listing Rules.

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Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions, set forth in sections 268 to 275 of the Companies Law, and the regulations promulgated thereunder, which require the approval of the audit committee, the compensation committee, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our Board of Directors as required under the Marketplace Rules of the Nasdaq Stock Market.

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Shareholder Approval. We seek shareholder approval for all corporate actions requiring such approval in accordance with the requirements of the Companies Law, which are different or in addition to the requirements for seeking shareholder approval under Nasdaq Listing Rule 5635, rather than seeking approval for corporation actions in accordance with such listing rules.

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Equity Compensation Plans. We do not necessarily seek shareholder approval shareholder approval for the establishment of, and amendments to, stock option or equity compensation plans (as set forth in NASDAQ Listing Rule 5635(c)), as such matters are not subject to shareholder approval under Israeli law. We will attempt to seek shareholder approval for our stock option or equity compensation plans (and the relevant annexes thereto) to the extent required in order to ensure they are tax qualified for our employees in the United States. However, even if such approval is not received, then the stock option or equity compensation plans will continue to be in effect, but the Company will be unable to grant options to its U.S. employees that qualify as Incentive Stock Options for U.S. federal tax purpose. Our stock option or other equity compensation plans are also available to our non-U.S. employees, and provide features necessary to comply with applicable non-U.S. tax laws.

D.	Employees

Number of Employees

As of December 31, 2013, we employed 37 employees: 35 in Israel, and 2 in the United States by our subsidiary, Medigus USA LLC, including the Company’s CEO.

Distribution of Employees

The following is the distribution of our employees (including those employed by our subsidiary) by areas of engagement and geographic location:

	As of December 31,
	2013	2012	2011
Numbers of employees by category of activity
Management and administrative	6	7	6
Research and development	8	10	11
Operations	6	4	3
Sales and marketing	4	3	3
Production	9	9	8
Total workforce	33	33	31
Numbers of employees by geographic location
Israel	32	33	31
United States	1	-	-
Total workforce	33	33	31

During the years covered by the above table, we did not employ a significant number of temporary employees. We consider our relations with our employees excellent and have never experienced a labor dispute, strike or work stoppage. None of our employees is represented by a labor union.

 In Israel we are subject to certain labor statutes and national labor court precedent rulings, as well as to certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations including the Industrialists' Associations. These provisions of collective bargaining agreements are applicable to our Israeli employees by virtue of expansion orders issued in accordance with relevant labor laws by the Israeli Ministry of Labor and Welfare, and which apply such agreement provisions to our employees even though they are not directly part of a union that has signed a collective bargaining agreement. The laws and labor court rulings that apply to our employees principally concern the minimum wage laws, procedures for dismissing employees, determination of severance pay, leaves of absence (such as annual vacation or maternity leave), sick pay and other conditions for employment. The expansion orders which apply to our employees principally concern the requirement for length of the work day and workweek, mandatory contributions to a pension fund, annual recreation allowance, travel expenses payment and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums.

Israeli law generally requires severance pay, which may be funded by managers' insurance and/or a pension fund described below, upon the retirement or death of an employee or termination of employment without cause (as defined in the law). The payments to the managers’ insurance and/or pension fund in respect of severance pay amount to approximately 8.33% of an employee’s wages, in the aggregate. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Such amounts also include payments for national health insurance. The payments to the National Insurance Institute are equal to approximately 16% of an employee’s wages, of which the employee contributes approximately 62.5% and the employer contributes approximately 37.5%.  A general practice also followed by us is the contribution of funds on behalf of most of our employees either to a fund known as managers' insurance, to a pension fund or to a combination of both.

The employees of our subsidiary are subject to local labor laws and regulations in the United States.

E.	Share Ownership

The following table lists as of February 28, 2015, the number of our shares owned, and stock options held, by each of our directors, our executive officers, and our directors and executive officers as a group:

Directors	Number of Shares Beneficially Held(1)	Percent of Class
Dr. Nissim Darvish	0	-
Christopher (Chris) Rowland (2)	1,583,333	0.63
Ori Hershkovitz	0	-
Efrat Venkert	0	-
Prof. Gabby Sarusi (3)	82, 321	0.03
Anat Naschitz	0	-

Senior Management	Number of Shares Beneficially Held(1)	Percent of Class
Oded Yatzkan (4)	452,993	0.18
Minelu (Menashe) Sonnenschein (5)	6,121,175	2.45
Aviel Roy Shapira (6)	6,673,291	2.67
Milena Ridl	0	0
Thomas A. Dempsey	0	0
All directors and executive officers as a group (13 persons)	15,181,863	5.73

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  The percentages are based on 249,945,342 ordinary shares issued and outstanding as of February 28, 2015.

(2)
Includes 1,583,333 ordinary shares issuable upon exercise of outstanding options currently exercisable or exercisable within 60 days of February 28, 2015. The exercise price of these options is NIS 0.83 per share and the options expire on September 30, 2018. Does not include 2,916,667 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of February 28, 2015. The exercise price of these options is NIS 0.83 per share and the options expire on September 30, 2018.

(3)
Includes 80,000 ordinary shares issuable upon exercise of outstanding options currently exercisable or exercisable within 60 days of February 28, 2015. The exercise price of these options is NIS 2.26 per share and the options expire in February 8, 2016.

(4)
Includes 388,750 ordinary shares issuable upon exercise of outstanding options currently exercisable or exercisable within 60 days of February 28, 2015. The exercise price of 120,000 options is NIS 2.26 per share and the options expire in February 8, 2016. The exercise price of 78,750 options is NIS 0.91 per share and the options expire in November 2, 2017. The exercise price of 190,000 options is NIS 0.68 per share and the options expire in April 23, 2018. Does not include 246,250 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of February 28, 2015. The exercise price of 26,250 options is NIS 0.91 per share and the options expire in November 2, 2017. The exercise price of 220,000 options is NIS 0.537 per share and the options expire in July 17, 2020.

(5)
Includes 138,750 ordinary shares issuable upon exercise of outstanding options currently exercisable or exercisable within 60 days of February 28, 2015. The exercise price of 60,000 options is NIS 2.26 per share and the options expire in February 8, 2016. The exercise price of 78,750 options is NIS 0.91 per share and the options expire in November 2, 2017.  Does not include 276,250 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of February 28, 2015. The exercise price of 26,250 options is NIS 0.91 per share and the options expire in November 2, 2017. The exercise price of 250,000 options is NIS 0.537 per share and the options expire in July 17, 2020.

(6)
Includes 45,000 ordinary shares issuable upon exercise of outstanding options currently exercisable or exercisable within 60 days of February 28, 2015. The exercise price of 30,000 options is NIS 2.26 and the options expire in February 8, 2016. The exercise price of 15,000 options is NIS 0.91and the options expire in November 2, 2017.  Does not include 65,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of February 28, 2015. The exercise price of 5,000 options is NIS 0.91 and the options expire in November 2, 2017. The exercise price of 60,000 options is NIS 0.537 and the options expire in July 17, 2020.

Stock Option Plans

The following sets forth certain information with respect to our current employee option plans. The following description is only a summary of the plans and is qualified in its entirety by reference to the full text of the plans, which are exhibits to this annual report and are incorporated herein by reference.

All of our option plans are administered by our board of directors. Upon the expiration of the plans, no further grants may be made there under, although any existing awards will continue in full force in accordance with the terms under which they were granted. Options granted under any of the plans which are currently outstanding generally may not expire later than six years from the date of grant, unless otherwise specified. Unvested awards that are cancelled and/or forfeited go back into the respective plan.

2013 Share Option and Incentive Plan.

In August 2013, our board of directors approved and adopted our 2013 Share Option and Incentive Plan, or the 2013 Plan, which expires in August 2023.  The 2013 Plan provides for the issuance of shares and the granting of options, restricted shares, restricted share units and other share-based awards to employees, directors, officers, consultants, advisors, and service providers of us and our subsidiary.  The Plan provides for awards to be issued at the determination of our Board of Directors in accordance with applicable law.  20,000,000 ordinary shares have been reserved for the grant of awards under the 2013 Plan.  As of February 28, 2015, there were 7,880,000 ordinary shares issuable upon the exercise of an award under the 2013 Plan.  4,500,000 of these options are each exercisable into one ordinary share for an exercise price of NIS 0.83 per share and have an expiration date of September 30, 2018, and 3,380,000 are each exercisable into one ordinary share for an exercise price of NIS 0.537 per share and have an expiration date of July 17, 2020. The 2013 Plan is administered by our board of directors or a committee appointed thereby.

The 2013 Plan provides for the grant to residents of Israel of options that qualify under the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version) 1961, as well as for the grant of options that do not qualify under such provisions. The 2013 Plan has been approved by the ITA. The 2013 Plan also provides for the grant of options to U.S. resident employees that are “qualified”, i.e., incentive stock options, under the U.S. Internal Revenue Code of 1986, as amended, or the Code, and options that are not qualified. In addition to the grant of awards under the relevant tax regimes of the United States and Israel, the 2013 Plan allows for the grant of awards to grantees in other jurisdictions, with respect to which our board of directors is empowered to make the requisite adjustments in the plan.

 Series 4 Option Plan

In August 2008, we adopted our Series 4 Option Plan Our directors, officers, employees and certain consultants and dealers were eligible to participate in this plan.  As of November 4, 2014, all options granted under this plan expired and no additional options will be issued under this plan.

Series 6 Option Plan

In November 2009, we adopted our Series 6 Option Plan. Our directors, officers, employees and certain consultants and dealers were eligible to participate in this plan. As of February 28, 2015, there were 720,000 ordinary shares issuable upon the exercise of outstanding options under the plan. These options have an expiration date of February 8, 2016.  No additional options will be issued under this plan. Israeli grantees who were directors, officers and employees could be granted options under the plan that would qualify for special tax treatment in Israel. All tax beneficial options granted under this plan were approved by the ITA, as required by applicable law. The exercise price for the Series 6 options is NIS 2.26 per share, linked to the consumer price index as of November 29 of each calendar year following the grant of the Series 6 Options, compared to the known consumer price index as of November 29 of the previous calendar year. If the rate of increase of the consumer price index is higher than 3%, the exercise price is increased by the difference between 3% and the rate of increase of the consumer price index.

Series A Option Plan

In August 2011, we adopted our Series A Option Plan. Our directors, officers, employees and certain consultants and dealers were eligible to participate in this plan. As of February 28, 2015, there were 1,325,000 ordinary shares issuable upon the exercise of outstanding options under the plan. These options have an expiration date of between November 2, 2017 and April 23, 2018. No additional options will be issued under this plan. Israeli grantees who were directors, officers and employees could be granted options under the plan that would qualify for special tax treatment in Israel. The ITA approved this plan as required by applicable law. The exercise price for the Series A Options is NIS 0.91 per share, linked to the consumer price index as of August 1 of each calendar year following the grant of the Series A Options, compared to the known consumer price index as of August 1 of the previous calendar year or as of the date of grant. If the rate of increase of the consumer price index is higher than 3%, the exercise price is increased by the difference between 3% and the rate of increase of the consumer price index.

Series B Option Plan

In February 2012, we adopted our Series B Option Plan. Our directors, officers, employees and certain consultants and dealers were eligible to participate in this plan. As of February 28, 2015, there were 960,000 ordinary shares issuable upon the exercise of outstanding options under the plan. These options have an expiration date of April 23, 2018. No additional options will be issued under this plan. Israeli grantees who were directors, officers and employees could be granted options under the plan that would qualify for special tax treatment under the Capital Gains Route. The ITA approved this plan as required by applicable law. The exercise price for the Series B Options is NIS 0.68 per share, linked to the consumer price index as of February 6 of each calendar year following the grant of the Series B Options, compared to the known consumer price index as of February 6 of the previous calendar year or as of the date of grant. If the rate of increase of the consumer price index is higher than 3%, the exercise price is increased by the difference between 3% and the rate of increase of the consumer price index.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table presents as of February 28, 2015 (unless otherwise noted below) the beneficial ownership of our ordinary shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding ordinary shares. The beneficial ownership of ordinary shares is based on the 249,945,342 ordinary shares outstanding as of February 28, 2015 and is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power.  For purposes of the table below, we deem shares subject to warrants that are currently exercisable or exercisable within 60 days of February 28, 2014 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The data presented is based on information provided to us by the holders, or disclosed in public regulatory filings in Israel, in accordance with the Companies Law and the Israeli Securities Law. Our principal shareholders do not have different or special voting rights.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Class
OrbiMed Israel Partners Limited Partnership(1)	92,057,801	31.37%
Migdal - Profit Participating Life Assurance Accounts(2)	27,889,940	10.81%
Migdal - Pension and Provident Funds(3)	15,023,470	5.91%
RIMA Senvest Managed Funds - Total (4)	29,674,023	11.45%
Senvest International LLC (5)	12,782,682	5.04%
Oren Dan (6)	19,071,386	7.63%
Armistice Capital Master Fund Ltd. (7)	21,456,705	8.38%

(1)
OrbiMed Israel GP Ltd. (“OrbiMed Israel”) is the general partner of OrbiMed Israel BioFund GP Limited Partnership (“OrbiMed BioFund”), which is the general partner of the shareholder, OrbiMed Israel Partners Limited Partnership, an Israel limited partnership (“OrbiMed Partners”).  OrbiMed Israel, as the general partner of OrbiMed BioFund, and OrbiMed BioFund, as the general partner of OrbiMed Partners, may be deemed to share voting and investment power with respect to the ordinary shares underlying the securities held by OrbiMed Partners.  Such investment power is exercised through an investment committee comprised of Carl L. Gordon, Jonathan T. Silverstein, Nissim Darvish, Anat Naschitz, and Erez Chimovits, each of whom disclaims beneficial ownership over the shares held by OrbiMed Partners. Consists of 48,567,583 ordinary shares and 43,490,218 ordinary shares issuable upon exercise of outstanding warrants currently exercisable or exercisable within 60 days of February 28, 2015. In addition, OrbiMed is a party to the Shareholder Undertaking pursuant to which certain shareholders agreed to vote their shares in accordance with OrbiMed’s instructions. See “Item 10. Additional Information C.  Material Contracts” for additional information.

(2)
To the Company’s knowledge, the Migdal Profit Participating Life Assurance Accounts are held for members of the public and managed by a subsidiary of Migdal Insurance & Financial Holdings Ltd., an Israeli public company, and the Migdal subsidiary managing such accounts operates under independent management and makes independent voting and investment decisions. Consists of 19,921,386 ordinary shares and 7,968,554 ordinary shares issuable upon exercise of outstanding warrants currently exercisable or exercisable within 60 days of February 28, 2015.

(3)
To the Company’s knowledge, the Migdal Pension and Provident Funds are held for members of the public and managed by a subsidiary (a different subsidiary then the one referenced in footnote 2 above) of Migdal Insurance & Financial Holdings Ltd., an Israeli public company, and the Migdal subsidiary managing such accounts operates under independent management and makes independent voting and investment decisions. Consists of 10,731,050 ordinary shares and 4,292,420 ordinary shares issuable upon exercise of outstanding warrants currently exercisable or exercisable within 60 days of February 28, 2015.

(4)
According to Senvest Capital Inc.’s (“Senvest Capital”) annual report for the year ended December 31, 2013 (the “Senvest Annual Report”), the RIMA Senvest Managed Funds (Senvest Master Fund, L.P and Senvest Israel Partners, L.P.), are controlled by Senvest Capital, a Canadian public company listed on the Toronto Stock Exchange, by virtue of Senvest Capital’s holdings in those two funds (approximately 43% of Senvest Master Fund and 49% of Senvest Israel Partners, respectively, according to the Senvest Annual Report) and by virtue of RIMA Senvest Management LLC, an affiliated entity, serving as the investment manager for those two funds. These holdings consist of:  (i) 4,200,000 ordinary shares and 2,100,000 ordinary shares issuable under warrants currently exercisable, or exercisable within 60 days of February 28, 2015, held by Senvest Master Partners Fund, L.P. and (ii) 16,195,731 ordinary shares and 7,178,292 warrants currently exercisable or exercisable within 60 days of February 28, 2015, held by Senvest Israel Partners, L.P. According to Senvest Capital’s public filings in Canada, as of March 27, 2014, Victor Mashaal beneficially held 40.9% of the common shares of Senvest Capital.

(5)
According to the Senvest Annual Report, Senvest International LLC is a wholly owned subsidiary of Senvest Capital Inc., a Canadian public company listed on the Toronto Stock Exchange. According to Senvest Capital’s public filings in Canada, as of March 27, 2014, Victor Mashaal beneficially held 40.9% of the common shares of Senvest Capital. Consists of 8,930,487 ordinary shares and 3,852,195 ordinary shares issuable upon exercise of outstanding options currently exercisable or exercisable within 60 days of February 28, 2015.

(6)	Mr. Oren Dan's ordinary shares are held by Dexxon Technologies Ltd. ("Dexxon"), a private company fully owned and controlled by Mr. Dan Oren.
(7)
To the best of the Company’s knowledge, Armistice Capital, LLC and Steven Boyd, Chief Investment Officer of Armistice Capital, LLC, have shared investment power with Armistice Capital Master Fund Ltd., the direct holder. Consists of 15,326,218 ordinary shares and 6,130,487 ordinary shares issuable upon exercise of outstanding warrants currently exercisable or exercisable within 60 days of February 28, 2015.

Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders.

Changes in Percentage Ownership by Major Shareholders

OrbiMed Securities Purchase Agreement dated June 29, 2014

In June 2014, we entered into a securities purchase agreement with OrbiMed, pursuant to which we issued to OrbiMed a total of 7,663,109 of our ordinary shares and a total of 3,065,244 warrants exercisable for 3,065,244 of our ordinary shares. For a description of the agreement, including the securities issued to OrbiMed, see “Item 10. Additional Information – C. Material Contracts.”

Migdal Securities Purchase Agreement dated June 29, 2014

In June 2014, we entered into a securities purchase agreement with Migdal, pursuant to which we issued to Migdal a total of 30,652,436 of our ordinary shares and a total of 12,260,974 warrants exercisable for 12,260,974 of our ordinary shares. For a description of the agreement, including the securities issued to Migdal, see “Item 10. Additional Information – C. Material Contracts.”

Private Investors Securities Purchase Agreement dated June 29, 2014

On June 29, 2014, we entered into securities purchase agreements with each of Armistice Capital Master Fund Ltd., Sabby Healthcare Volatility Master Fund Ltd., Sabby Volatility Warrant Master Fund Ltd., Senvest Israel Partners LP, Senvest International LLC, Migdal Insurance Company Ltd., and Capital Point Ltd. For a description of the agreements, including the securities issued to the above purchasers, see “Item 10. Additional Information – C. Material Contracts.”

Public Offering in October 2013

On October 17, 2013, we completed a public offering of ordinary shares and warrants (Series 8) under a shelf offering report issued pursuant to our shelf prospectus in Israel. Subsequent to the offering, we were informed that OrbiMed purchased a total of 959,000 of our ordinary shares at a price of NIS 0.72 per share and 479,500 of our warrants (Series 8), exercisable into additional 479,500 of our ordinary shares, and the entities within the RIMA Senvest Management LLC group and Senvest International LLC purchased  an aggregate of 14,000,000 of our ordinary shares at a price of NIS 0.72 per share and 7,000,000 of our warrants (Series 8), exercisable into additional 7,000,999 of our ordinary shares.

OrbiMed Share Purchase Agreement dated January 3, 2013

On January 3, 2013, we entered into a securities purchase agreement with OrbiMed, pursuant to which we issued to OrbiMed a total of 39,945,474 of our ordinary shares at a price of NIS 0.7336 per share and a warrant exercisable for an additional 39,945,474 of our ordinary shares. For a description of the agreement, including the securities issued to OrbiMed, see “Item 10. Additional Information – C. Material Contracts.”

Private Placement with Dexxon in June 2012

In  June 2012, we entered into a securities purchase agreement with Dexxon, pursuant to which Dexxon purchased 6,666,666 of our ordinary shares and 3,333,333 of our warrants (Series 7), exercisable into additional 3,333,333 of our ordinary shares.  For a description of the agreement, including the securities issued to Dexxon, see “Item 10. Additional Information – C. Material Contracts.”

The Company is not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and other than the shareholder undertaking which was entered into in connection with the OrbiMed Share Purchase Agreement  in 2013 (see above), pursuant to which certain shareholders agreed to vote in accordance with Orbimed’s instructions (see Item 10.C), and which will expire under its terms on March 3, 2016, there are no arrangements known to the Company which would result in a change in control of the Company at a subsequent date.

Record Holders

            As of September 30, 2014, there was one shareholder of record of our ordinary shares, which was located in Israel. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as the shares of all shareholders for a publicly traded company such as ours which is listed on the Tel Aviv Stock Exchange are recorded in the name of our Israeli share registrar, Bank Hapoalim Registration Company Ltd. There were no record holders of our ordinary shares in the U.S. as of September 30, 2014. To the best of our knowledge, and based on information obtained from the Tel Aviv Stock Exchange Clearing House Ltd., as of September 30, 2014, residents of Israel beneficially owned approximately 40.2% of our shares and residents of the U.S. beneficially owned approximately 37.7% of our shares.

B.	Related Party Transactions

Employment Agreements

We have entered into employment agreements with each of our executive officers. See “Item 6. Directors, Senior Management and Related Party Transactions — Compensation.”

Indemnification Agreements

Our Articles of Association permit us to exculpate, indemnify and insure our directors and officeholders to the fullest extent permitted by the Israeli Companies Law. We have entered into agreements with each of our office holders undertaking to indemnify them to the fullest extent permitted by law. We have obtained directors & officers insurance for each of our officers and directors. See “Item 6. Directors, Senior Management and Related Party Transactions — Compensation.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION.

A.	Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Export Sales

The following table presents total export sales for each of the fiscal years indicated (NIS, in thousands):
	For the year ended December 31,
	2013	2012	2011
Total export sales*	2,498	2,893	1,756
as a percentage of total revenues	100%	96.47%	97.77%

* Export sales, as presented, are defined as sales to customers located outside of Israel.

Legal Proceedings

We are not involved in any legal proceedings.

Dividends

We have never paid cash dividends on our ordinary shares and do not anticipate that we will pay any cash dividends on our ordinary shares or ADSs in the foreseeable future.

We intend to retain our earnings to finance the development and expenses of our business. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, applicable Israeli law and other factors our board of directors may deem relevant.

B.	Significant Changes

No significant change, other than as otherwise described in this registration statement, has occurred in our operations since the date of our consolidated financial statements included in this registration statement.

ITEM 9. THE OFFER AND LISTING.

A.	Offer and Listing Details

Our ordinary shares have been trading on the TASE under the symbol "MDGS" since February 2006. No trading market currently exists for our ADSs or ordinary shares in the United States. We intend to apply to have our ADSs listed on the NASDAQ Capital Market under the symbol “MDGS” with one ADS representing 50 ordinary shares.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on the TASE in NIS and U.S. dollars. U.S. dollar per ordinary share amounts are calculated using the U.S. dollar representative rate of exchange on the date for which the high or low market price is applicable, as reported by the Bank of Israel.

	NIS Price Per Ordinary Share		US$ Price Per Ordinary Share
	High	Low	High	Low
Annual:

2014	0.65	0.25	0.18	0.06
2013	1.13	0.56	0.33	0.16
2012	1.36	0.57	0.36	0.15
2011	1.47	0.66	0.38	0.17
2010	2.39	1.23	0.67	0.35

Quarterly:

Fourth Quarter 2014	0.43	0.25	0.12	0.06
Third Quarter 2014	0.52	0.41	0.15	0.11
Second Quarter 2014	0.62	0.45	0.18	0.13
First Quarter 2014	0.65	0.52	0.19	0.14
Fourth Quarter 2013	0.83	0.56	0.24	0.16
Third Quarter 2013	0.92	0.73	0.26	0.20
Second Quarter 2013	0.96	0.76	0.26	0.20
First Quarter 2013	1.13	0.75	0.31	0.20
Fourth Quarter 2012	0.85	0.64	0.23	0.17
Third Quarter 2012	0.97	0.57	0.25	0.14
Second Quarter 2012	1.36	0.67	0.35	0.17

Most Recent Six Months:

February 2015	0.33	0.27	0.08	0.06
January 2015	0.31	0.25	0.07	0.06
December 2014	0.33	0.25	0.08	0.06
November 2014	0.36	0.29	0.09	0.07
October 2014	0.46	0.34	0.12	0.09
September 2014	0.50	0.41	0.14	0.11

On March 18, , 2015, the last reported sales price of our ordinary shares on the TASE was NIS 0.34 per share, or approximately $0.084 per share (based on the exchange rate reported by the Bank of Israel for such date). On March 18, 2015, the exchange rate of the NIS to the dollar was $1.00 = NIS 4.02, as reported by the Bank of Israel.

For a description of our ADSs, see “Item 12. Description of Securities Other Than Equity Securities – D. American Depositary Shares.”

B.	Plan of Distribution

 Not Applicable.

C.	Markets

Our ordinary shares are listed and traded on the TASE. No trading market currently exists for our ordinary shares or ADSs in the United States. We intend to apply to the NASDAQ Capital Market to have our ordinary shares in the form of ADSs traded on the NASDAQ Capital Market.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Our authorized share capital consists of 500,000,000 of ordinary shares.  As of February 28, 2015, 249,945,342 ordinary shares were issued and outstanding. All of our outstanding ordinary shares have been validly issued, fully paid and are non-assessable.

As of December 31, 2013, we had 164,673,806 issued and outstanding ordinary shares, and outstanding share options and warrants to purchase an aggregate of 66,342,274 ordinary shares. The exercise price of the options and warrants outstanding is between NIS 0.68 and NIS 2.26 per share (of which options and warrants to purchase an aggregate of 59,875,608 ordinary shares were exercisable as of December 31, 2013). As of September 30, 2014, we had 249,945,342 issued and outstanding ordinary shares. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The ordinary shares do not have preemptive rights.

As of September 30, 2014, we had outstanding options under our Series 4 Option Plan, to purchase an aggregate of 552,000 ordinary shares, all of which had vested. Each of these options is exercisable into one ordinary share for an exercise price of NIS 1.83 per share, linked to the Consumer Price Index. As of November 4, 2014, all of the options granted under this plan had expired and no additional options will be granted under this plan.  See "Item 6. Directors, Senior Management and Employees – E. Share Ownership – Stock Option Plans".

As of September 30, 2014, we had outstanding options under our Series 6 Option Plan, to purchase an aggregate of 820,000 ordinary shares, all of which had vested. As of February 28, 2015 we had outstanding options under our Series 6 Option Plan, to purchase an aggregate of 720,000 ordinary shares, all of which had vested.  Each of these options is exercisable into one ordinary share for an exercise price of NIS 2.26 per share, linked to the Consumer Price Index. These options have an expiration date of February 8, 2016. See "Item 6. Directors, Senior Management and Employees – E. Share Ownership – Stock Option Plans".

As of September 30, 2014, we had outstanding options under our Series A Option Plan, to purchase an aggregate of 1,450,000 ordinary shares, of which 725,000 had vested. As of February 28, 2015, we had outstanding options under our Series A Option Plan, to purchase an aggregate of 1,325,000 ordinary shares, of which 943,750 had vested.  Each of these options is exercisable into one ordinary share for an exercise price of NIS 0.91 per share, linked to the Consumer Price Index. These options have an expiration date of between November 2, 2017 and April 23, 2018. See "Item 6. Directors, Senior Management and Employees – E. Share Ownership – Stock Option Plans".

As of September 30, 2014 and February 28, 2015, we had outstanding options under our Series B Option Plan, to purchase an aggregate of 960,000 ordinary shares, of which 640,000 had vested. Each of these options is exercisable into one ordinary share for an exercise price of NIS 0.68 per share, linked to the Consumer Price Index. These options have an expiration date of April 23, 2018. See "Item 6. Directors, Senior Management and Employees – E. Share Ownership – Stock Option Plans".

As of September 30, 2014 and February 28, 2015, we had outstanding options under our 2013 Share Option and Incentive Plan to purchase an aggregate of 7,880,000 ordinary shares, of which 1,316,665 had vested. 4,500,000 of these options are exercisable into one ordinary share for an exercise price of NIS 0.83 and have an expiration date of September 30, 2018, and 3,380,000 are exercisable into one ordinary share for an exercise price of NIS 0.537 and have an expiration date of July 17, 2020. See "Item 6. Directors, Senior Management and Employees – E. Share Ownership – Stock Option Plans".

The following is a summary of the history of our share capital for the last three years.

On June 27, 2012, we issued 6,666,666 of our ordinary shares, and Series 7 Warrants exercisable for 3,333,333 of our ordinary shares, in a private placement to Dexxon. The per share price at issuance was NIS 1.0; the warrants were offered for no further consideration. The exercise price of the warrants was NIS 0.9. These warrants have since expired.  See "Item 10. Additional Information – C. Material Contracts" for more information.

On March 3, 2013, we issued 39,945,474 of our ordinary shares and warrants to purchase 3,065,244 of our ordinary shares in a private placement to OrbiMed. The per share price at issuance was NIS 0.7. The warrants are exercisable until March 2, 2016 and the exercise price per warrant is the amount (in NIS) equivalent to: (i) 125% of the price per share of the ordinary shares acquired, if exercised during the first 18 months following March 3, 2013; or (ii) 150% of the price per share of the ordinary shares acquired, if exercised following the 18 month anniversary of March 3, 2013, but prior to the 36 month anniversary of March 2, 2016. See "Item 10. Additional Information – C. Material Contracts" for more information.

On October 17, 2013, we issued 34,493,600 of our ordinary shares, and Series 8 Warrants exercisable for 17,246,800 in a public offering on the TASE. The offering price was NIS 1.4 per share and the warrants were offered for no further consideration. The exercise price of the warrants is NIS 0.9.

In August 2014, we issued a total of 85,271,536 of our ordinary shares and a total of 17,246,800 warrants exercisable for 17,246,800 of our ordinary shares, in consideration for a sum of approximately $11.1 million in a series of private placements. For a description of the agreements, including the securities issued to the various purchasers, see “Item 10. Additional Information – C. Material Contracts.”

B.	Memorandum and Articles of Association

Our registration number with the Israeli Registrar of Companies is 512866971.

Purposes and Objects of the Company

Our purpose is set forth in Section 8 of our Articles of Association and includes every lawful purpose.

The Powers of the Directors

Our board of directors shall direct the Company's policy and shall supervise the performance of the Company's CEO and his actions. Our board of directors may exercise all powers that are not required under the Companies Law or under our Articles of Association to be exercised or taken by our shareholders.

Rights Attached to Shares

Our ordinary shares shall confer upon the holders thereof:

•
equal right to attend and to vote at all general meetings of the Company, whether regular or special, with each ordinary share entitling the holder thereof, which attend the meeting and participate at the voting, either in person or by a proxy or by a written ballot, to one vote;

•	equal right to participate in distribution of dividends, whether payable in cash or in bonus shares, in distribution of assets or in any other distribution, on a per share pro rata basis; and
•	equal right to participate, upon dissolution of the Company, in the distribution of the Company assets legally available for distribution, on a per share pro rata basis.

Election of Directors

Pursuant to our Articles of Association, our directors are elected at an annual general meeting and/or a special meeting of our shareholders and serve on the Board of Directors until the next annual general meeting (except for external directors) or until they resign or until they cease to act as board members pursuant to the provisions of the Articles of Association or any applicable law, upon the earlier. In addition, our Articles of Association allow our Board of Directors to appoint directors to fill vacancies and/or as an addition to the Board of Directors (subject to the maximum number of directors) to serve until the next annual general meeting or earlier if required by our Articles of Association or applicable law, upon the earlier. External directors are elected for an initial term of three years and may only be removed from office pursuant to the terms of the Companies Law. See “Item 6.  Directors, Senior Management and Employees – C.  Board Practices – External Directors.”

Annual and Special Meetings

Under the Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year, at such time and place which shall be determined by our Board of Directors, which must be no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as special general meetings. Our Board of Directors may call special meetings whenever it sees fit and upon the written request of: (a) any two of our directors; and/or (b) one or more shareholders holding, in the aggregate, 5% of our outstanding voting power.

Under the Israeli Companies Law, resolutions regarding the following matters must be passed at a general meeting of our shareholders:

•	amendments to our Articles of Association;

•	the exercise of our Board of Director’s powers if our Board of Directors is unable to exercise its powers;

•	appointment or termination of our auditors;

•	appointment of external directors;

•	approval of applicable acts and transactions requiring shareholder meeting approval pursuant to the provisions of the Companies Law and any other applicable law;

•	increases or reductions of our authorized share capital; and

•	a merger (as such term is defined in the Companies Law).

Notices

The Companies Law requires that a notice of any annual or special shareholders meeting be provided at least 21 days prior to the meeting, and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, approval of an office holder compensation policy or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

Quorum

Unless otherwise set forth in the Companies Law or in our Articles of Association, the quorum required for our general meetings consists of at least two shareholders present in person, by proxy or written ballot, who hold or represent between them at least 10% of the total outstanding voting rights. If within half an hour of the time appointed for the general meeting a quorum is not present, the general meeting shall stand adjourned the same day of the following week, at the same hour and in the same place, or to such other date, time and place as prescribed in the notice to the shareholders and in such adjourned meeting, if no quorum is present within half an hour of the time arranged, any number of shareholders participating in the meeting, shall constitute a quorum.

Adoption of Resolutions

Our Articles of Association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required under the Companies Law or our Articles of Association. A shareholder of the Company may vote in a general meeting in person, by proxy or, for such matters as set forth in the Companies Law or otherwise determined by the board of directors, by statement of voting position. Such matters, as set for in our Articles and in the Companies Law include:

•	the appointment or removal of directors;
•	the approval of transactions with office holders or interested or related parties;
•	the approval of a merger;
•
the authorization of the chairman of the board or a relative thereof to assume the role or responsibilities of our chief executive officer, and authorization of our chief executive officer or a relative thereof to assume the role or responsibilities of the chairman of the board;

•	the approval of an arrangement or reorganization of the company pursuant to Section 350 of the Companies Law;
•	the approval of the compensation policy with respect to the terms of office and employment of office holders; and
•
other matters in respect of which there is a provision in the articles of association providing that decisions of the general meeting may also be passed by proxy or which may be prescribed by Israel’s Minister of Justice.

The provision allowing the vote by voting statement does not apply if, to the best knowledge of the company at the time of calling the general shareholders meeting, a controlling shareholder will hold on the record date for such shareholders meeting, voting power sufficient to determine the outcome of the vote.

The Companies Law provides that a shareholder, in exercising his or her rights and performing his or her obligations toward the company and its other shareholders, including voting at general meetings, must act in good faith and in a customary manner, and avoid abusing his or her power.

The board of directors of an Israeli company whose shares or debentures are publicly traded is obligated to adopt a compensation policy governing the terms of office and employment of office holders, after considering the recommendations of the compensation committee. The final adoption of the compensation policy is subject to the approval of the shareholders of the company. Such shareholder approval is subject to certain special majority requirements, as set forth in the Companies Law, pursuant to which the shareholder majority approval must also either include at least one-half of the shares held by non-controlling and disinterested shareholders who actively participate in the voting process (without taking abstaining votes into account), or, alternatively, the total shareholdings of the non-controlling and disinterested shareholders who voted against the transaction must not represent more than two percent of the voting rights in the company.

Nonetheless, even if the shareholders of the company do not approve the proposed compensation policy, the board of directors of a company may approve the proposed compensation policy, provided that the compensation committee and, thereafter, the board of directors resolved, based on detailed, documented, reasons and after a second review of the compensation policy, that the approval of such compensation policy is for the benefit of the company.

Pursuant to the Companies Law, the terms of office and employment of an office holder in a public company should be in accordance with the company’s compensation policy. Nonetheless, provisions were established in the Companies Law that allow a company, under special circumstances, to approve terms of office and employment that are not in line with the approved compensation policy.

Terms of office and employment of office holders who are neither directors nor the general manager and which comply with the company’s compensation policy require approval by the (i) compensation committee; and (ii) the board of directors.  Approval of terms of office and employment for such office holders which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having  taken into account the various policy considerations and mandatory requirements set forth in the Companies Law with respect to office holder compensation, and (ii) the shareholders of the company approved the terms of office and employment for such office holders by means of the special majority required for approving the compensation policy (as detailed above).

Terms of office and employment of the general manager which comply with the company’s compensation policy require approval by (i) the compensation committee, (ii) the board of directors and (iii) the shareholders of the company by means of the special majority required for approving the compensation policy (as detailed above). Approval of terms of office and employment for the general manager which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having  taken into account the various policy considerations and mandatory requirements set forth in the Companies Law with respect to office holder compensation, and (ii) the shareholders of the company approved the terms of office and employment for the general manager which deviate from the compensation policy by means of the special majority required for approving the compensation policy (as detailed above).  Notwithstanding the foregoing, a company may be exempted from receiving shareholder approval with respect to the terms of office and employment of a proposed candidate for general manager if such candidate meets certain independence criteria, the terms of office and employment are in line with the compensation policy, and the compensation committee has determined for specified reasons that presenting the matter for shareholder approval would thwart the proposed engagement.

Terms of office and employment of office holders (including the general manager) that are not directors may nonetheless be approved by the company despite shareholder rejection, provided that a company’s compensation committee and thereafter the board of directors have determined to approve such terms of office and employment based on detailed reasoning, after having re-examined the proposed terms of office and employment, and having taken the shareholder rejection into consideration

Terms of office and employment of directors which comply with the company’s compensation policy require approval by the (i) compensation committee; (ii) the board of directors and (iii) the shareholders of the company. Approval of terms of office and employment for directors of a company which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having  taken into account the various policy considerations and mandatory requirements set forth in the Companies Law with respect to office holder compensation, and (ii) the shareholders of the company have approved the terms by means of the special majority required for approving the compensation policy (as detailed above).

Under the Companies Regulations (Relief from Related Party Transactions), 5760-2000, promulgated under the Israeli Companies Law, as amended, certain extraordinary transactions between a public company and its controlling shareholder(s) do not require shareholder approval. Such extraordinary transactions must be approved by both the board of directors and the audit committee and (i) must involve the extension of an existing transaction that was duly approved and does not involve any significant change in the terms of the existing transaction or the change is solely for the benefit of the company; (ii) is solely for the benefit of the company; (iii) is with the controlling shareholder or another person in which the controlling shareholder has an interest and the transaction is in accordance with the terms of a master agreement that was duly approved; (iv) is with the controlling shareholder or another person in which the controlling shareholder has an interest, the purpose of which is a transaction of theirs with a third party or a joint proposal to enter into a transaction with a third party, and the terms of the transaction that apply to the controlling shareholder are not significantly different from the terms that apply to the controlling shareholder or an entity controlled by him (while taking into account the extent of their respective involvement in the transaction); (v) is among companies controlled by the controlling shareholder, or between the public company and the controlling shareholder or another person in which the controlling shareholder has a personal interest, and the transaction is on market terms, within the ordinary course of business and does not harm the company; or (vi) on the date of approval of the extraordinary transaction by the board of directors and audit committee, the shareholders who do not have personal interest in the approval of the said transactions do not hold more than 1% of the voting rights in the company. In addition, under such regulations, directors’ compensation and employment arrangements in a public company do not require the approval of the shareholders if both the compensation committee and the board of directors agree that such arrangements are solely for the benefit of the company. Also, employment and compensation arrangements for an office holder that is a controlling shareholder of a public company, or the provision of directors and officers insurance for the chief executive officer, do not require shareholder approval if certain criteria are met. The foregoing exemptions from shareholder approval will not apply if one or more shareholders holding at least 1% of the issued and outstanding share capital of the company or of the company’s voting rights, objects to the use of these exemptions provided that such objection is submitted to the company in writing not later than fourteen days from the date of the filing of a report regarding the adoption of such resolution by the company. If such objection is duly and timely submitted, then the transaction or compensation arrangement of the directors will require shareholders’ approval as detailed above.

Private placements in a public company require approval by a company’s board of directors and shareholders in the following cases:

•	A private placement that meets all of the following conditions:

i.           The private placement will increase the relative holdings of a shareholder that holds five percent or more of the company’s outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person, or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company's outstanding share capital.

   ii.           20 percent or more of the voting rights in the company prior to such issuance are being offered.

      iii.           All or part of the consideration for the offering is not cash or registered securities, or the private placement is not being offered at market terms.

•	A private placement which results in anyone becoming a controlling shareholder of the public company.

In addition, under the Companies Law, certain transactions or a series of transactions are considered to be one private placement. Any placement of securities that does not fit the above description may be issued at the discretion of the board of directors.

Changing Rights Attached to Shares

Unless otherwise provided by the terms of the shares and subject to any applicable law, in order to change the rights attached to any class of shares, such change must be adopted by the board of directors and at a general meeting of the affected class or by a written consent of all the shareholders of the affected class.

The enlargement of an existing class of shares or the issuance of additional shares thereof, shall not be deemed to modify the rights attached to the previously issued shares of such class or of any other class, unless otherwise provided by the terms of the shares.

Pursuant to Israel’s securities laws, a company whose shares are registered for trade on the Tel Aviv Stock Exchange may not have more than one class of shares for a period of one year following initial registration of the company on the Tel Aviv Stock Exchange, after which it is permitted to issue preferred shares, if the preference of those shares is limited to a preference in the distribution of dividends and these preferred shares have no voting rights.

Limitations on the Rights to Own Securities in Our Company

                Neither our articles, nor the laws of the State of Israel, restrict in any way the ownership or voting of shares by non-residents, except with respect to citizens of countries that are in a state of war with Israel.

Provisions Restricting Change in Control of Our Company

There are no specific provisions of our Articles of Association that would have an effect of delaying, deferring or preventing a change in control of the Company or that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or our subsidiary). However, as described below, certain provisions of the Companies Law may have such effect.

The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to the merger have the transaction approved by its board of directors and a vote of the majority of its shares.  For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger (or by any person who holds 25% or more of the voting power or the right to appoint 25% or more of the directors of the other party) vote against the merger.  Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger.  In addition, a merger may not be completed unless at least (1) 50 days have passed from the time that the requisite proposals for approval of the merger were filed with the Israeli Registrar of Companies by each merging company and (2) 30 days have passed since the merger was approved by the shareholders of each merging company. The Companies Law also provides that an acquisition of shares in a public company must be made by means of a "special" tender offer if as a result of the acquisition (1) the purchaser would become a 25% or greater shareholder of the company, unless there is already another 25% or greater shareholder of the company or (2) the purchaser would become a 45% or greater shareholder of the company, unless there is already a 45% or greater shareholder of the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval to create a control bloc of either 25% or 45%, applicable, (2) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company which resulted in the acquirer becoming a 45% or greater shareholder of the company. A "special" tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders.  In general, the tender offer may be consummated only if (1) at least 5% of the company’s outstanding shares will be acquired by the offeror and (2) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer. Under the Companies Regulations (Relief for Public Companies whose Shared are Traded on Exchanges outside of Israel) the above requirements for a special tender offer do not apply in instances whereby according to the laws of the foreign jurisdiction there are limitations regarding the acquisition of a controlling interest in the company of any specified portion or the acquisition of a controlling interest of any specified portion necessitates an offer by the potential acquirer of a controlling interest to acquire shares from amongst the publicly traded shares. The Israeli Securities Authority is of the view that US securities laws and exchange regulations of various exchanges do not purport to limit the acquisition of controlling interests in a company, do not require the potential acquirer of a controlling interest to make an offer to acquire shares from the public, and as such Israeli companies that are publicly traded in the United States of America cannot benefit from these relief regulations and are thus subject to the general provisions of the Companies Law which require a special tender offer as outlined above.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. In general, if less than 5% of the outstanding shares are not tendered in the tender offer and more than half of the offerees who have no personal interest in the offer tendered their shares, all the shares that the acquirer offered to purchase will be transferred to it. Shareholders may request appraisal rights in connection with a full tender offer for a period of six months following the consummation of the tender offer, but the acquirer is entitled to stipulate that tendering shareholders will forfeit such appraisal rights.

Lastly, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws treat them. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

Changes in Our Capital

 The general meeting may, by a simple majority vote of the shareholders attending the general meeting:

•	increase the Company’s registered share capital by the creation of new shares from the existing class or a new class, as determined by the general meeting;
•	cancel any registered share capital which have not been taken or agreed to be taken by any person;
•	consolidate and divide all or any of its share capital into shares of larger nominal value than its existing shares;
•	subdivide the Company’s existing shares or any of them, the Company’s share capital or any of it, into shares of smaller nominal value than is fixed;
•	reduce the Company’s share capital and any fund reserved for capital redemption in any manner, and with and subject to any incident authorized, and consent required, by the Companies Law; and
•
reduce shares from the issued and outstanding share capital of the Company, in such manner that those shares shall be cancelled and the nominal par value paid for those shares will be registered at the Company's books as capital fund, which shall be deemed as a premium paid on those shares which shall remain in the issued and outstanding share capital of the Company.

C.	Material Contracts

Except as set forth below, we have not entered into any material contract within the two years prior to the date of this registration statement, other than contracts entered into in the ordinary course of business.

Private Allocation to Dexxon (2012)

On June 3, 2012, we published a private allocation report, according to which it had allocated, on June 27, 2012, the following securities in the Company to Dexxon: 6,666,666 shares in the Company and 3,333,333 warrants (Series 7), which were exercisable into our shares. The immediate consideration (gross) with respect to the allocation of all of the aforementioned securities amounted to approximately NIS 6,600,000. The net issuance consideration, after the deduction of actual issuance expenses, amounted to a total of approximately NIS 6,580,000. The warrants (Series 7) expired on October 31, 2013.

Private Issuance to OrbiMed (2013)

Share Purchase Agreement

In January 2013, we entered into a share purchase agreement with OrbiMed pursuant to which we issued an aggregate amount of 39,945,474 ordinary shares and 39,945,474 warrants, each exercisable into one ordinary share, for a total consideration of $8 million. The offering closed on March 3, 2013. The warrants are exercisable until March 2, 2016 and the exercise price per warrant is the amount (in NIS) equivalent to: (i) 125% of the price per share of the ordinary shares acquired, if exercised during the first 18 months following the Closing Date; or (ii) 150% of the price per share of the ordinary shares acquired, if exercised following the 18 month anniversary of the Closing Date but prior to the 36 month anniversary of the Closing Date. In connection with this offering, we also undertook to register the shares and warrants for trading on the TASE.

Shareholders’ Undertaking

          In connection with the above share purchase agreement, several of the Company's shareholders (Elazar Sonnenschein, Menashe Sonnenschein, Aviel Shapira, Esther and Kfir Luzzato and Yair Rabinowitch) signed a letter of undertaking to OrbiMed, according to which each undertook, until the earlier of: (i) the three year anniversary of the closing date; or (ii) the date on which OrbiMed's voting rights exceed 45% of the aggregate voting rights of the Company, to vote their shares in accordance with OrbiMed’s instructions in connection with certain matters such as the size of the board, to elect four directors nominated by OrbiMed (including the Chairman) and for any other matter in accordance with OrbiMed’s instructions provided that such matter is not ‘unreasonable’. The shareholders subject to the undertaking also agreed to certain transfer restrictions on their shares during the three year period.  As of December 31, 2014, these shareholders collectively held 24,239,716 ordinary shares, representing approximately 9.7% of our outstanding shares. As of March 1, 2015, these shareholders collectively held 22,738,460 ordinary shares, representing approximately 9.09% of our outstanding shares.

Securities Purchase Agreements (2014)

On June 29, 2014, we entered into securities purchase agreements with Armistice Capital Master Fund Ltd., Sabby Healthcare Volatility Master Fund Ltd., Sabby Volatility Warrant Master Fund Ltd., Senvest Israel Partners LP, Senvest International LLC, Migdal Insurance Company Ltd., Capital Point Ltd. and OrbiMed. Under these securities purchase agreements, the investors invested an aggregate amount of approximately $11.1 million (approximately NIS 39 million). In connection with the securities purchase agreements, we issued an aggregate amount of 85,271,536 of our ordinary shares for a price per ordinary share of NIS 0.44786, and 34,108,614 warrants (Series E), exercisable into an additional 34,108,614 of our ordinary shares for a period of 36 months from their date of issuance. The exercise price per warrant is NIS 0.627, the equivalent of 140% of the price per share. If at any time after the six-month anniversary of the closing date of the securities purchase agreements, the ordinary shares held by the investors have not been released from the applicable Israeli and/or US transfer restrictions (i.e. via the filing of an Israeli prospectus or the registration of the securities in the United States), and subject to certain other conditions set forth in the warrants, then the warrants (other than those held by Migdal Insurance Company Ltd.) may also be exercised, in whole or in part, by means of a cashless exercise.

Under the terms of the securities purchase agreements, we undertook to establish a level 2 American Depository Receipt Facility, or ADR Facility, including the listing of ADSs representing ordinary shares on the NASDAQ or the New York Stock Exchange (NYSE) within seven months of the closing date, or to take all necessary actions in order to permit the resale by the investors of their shares (including the shares underlying the warrants) on the TASE by filing a prospectus or a shelf offering report with the Israeli Securities Authority and the TASE. As of the seven month anniversary of the closing date, unless the Company either (i) has an effective registration statement which permits the investors to sell their shares without restriction or limitation in the United States (an "ADR Registration Statement") or (ii) has removed all lock-up restrictions on the trading of the investors' shares (including the shares underlying the warrants) on the TASE in Israel by filing a prospectus or a shelf offering (the "TASE Lock-Up Removal"), then we will be required to pay liquidated damages in cash equal to 2.0% of the aggregate consideration of the investor’s shares and warrants  still held by the investors at such time  and still subject to any lock up period under Israeli securities laws on every 30th day following the failure to comply with the above two requirements, until such failure if cured. In any event, liquidated damages cannot be more than 24% in total of the overall proceeds paid to the Company by the applicable investor. On January 22, 2015, we filed a prospectus on the TASE in Israel satisfying (ii) above. As a result, we will not be required to pay liquidated damages under the above agreements.

Under the terms of the securities purchase agreements with the non-Israeli investors, we also agreed, until either the ADR Registration Statement is declared effective or the date of the TASE Lock-Up Removal (or the removal of any Israeli lock-up restrictions in accordance with the Israeli Securities Law), not to issue any additional securities without the prior written consent of the Non-Israeli Investors holding securities representing a “Purchaser Majority” as defined in the agreement. We also agreed not to issue any ordinary shares,  options, warrants or any other instrument convertible into, exercisable or exchangeable for ordinary shares of the Company, other than in a bona fide underwritten offering with gross proceeds of at least $20 million, until at least 180 days after the share restrictions have been released by means of one of the methods described above.

D.	Exchange Controls

There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our securities or the proceeds from the sale of our securities, except or otherwise as set forth in this section and under “Item 10E. Additional Information — Taxation.” However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

The ownership or voting of our ordinary shares by non-residents of Israel, except with respect to citizens of countries that are in a state of war with Israel, is not restricted in any way by our articles or by the laws of the State of Israel.

E.	Taxation

Certain Israeli Tax Considerations

The following is a summary of the material Israeli tax laws applicable to us. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our ordinary shares. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. Because certain parts of this discussion are based on tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion does not cover all possible tax consequences.

You are urged to consult your own tax advisor as to the Israeli and other tax consequences of the purchase, ownership and disposition of our ADSs, including, in particular, the effect of any non-Israeli, federal, state or local taxes.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to a corporate tax at the rate of 26.5% of their taxable income in 2014. Capital gains derived by an Israeli company are generally subject to tax at a rate equal to the corporate tax rate (26.5% in 2014). In 2006, transfer pricing regulations came into force, following the introduction of Section 85A of the Israeli Tax Ordinance (New Version), 5721- 1961, referred to herein as the Israeli Tax Ordinance, under Amendment 132. The transfer pricing rules require that cross-border transactions between related parties be carried out implementing an arms’ length principle and reported and taxed accordingly.

In 2008, the Knesset passed an amendment to the Income Tax Law (Inflationary Adjustments), 1985, which limits the scope of the law starting in 2008 and thereafter. Starting in 2008, the revenues for tax purposes are measured in nominal values, excluding certain adjustments for changes in the consumer price index carried out in the period up to December 31, 2007. The amended law includes, among other provisions, the elimination of the inflationary additions and deductions and the additional deduction for depreciation for the period starting in 2008.

Pre-Ruling from the Israeli Income Tax Authorities

Following an application submitted by the Company to the tax authorities on December 4, 2005, the Company was recognized as a “preferred enterprise,” with 2005 being the “year of election,” in accordance with Section 51D, as amended by Amendment 60, of the Encouragement of Capital Investments Law, 5719 - 1959. In the event that the Company continues to operate in accordance with the criteria set out in the law, the Company will benefit from a tax exemption on its undistributed profits for a limited period of ten years (in the event the Company elects to distribute a dividend of the profits which in the past had been exempted from tax, the Company will be subject to tax on the grossed up amount, at the tax rate that would have applied to  had the Company was considered as having an "approved enterprise" in accordance with section 47, on the amount distributed), and withholding tax at a reduced rate of 20% on profits distributed. The benefit period commences in the “year of election,” or the initial year in which the Company has taxable income from the preferred enterprise, the later of the two, (providing that 14 years have not passed since the year of election commences). Therefore, for the Company, the benefit period will commence in the initial year it has a taxable income from the preferred enterprise. In addition, the Company elected that years 2009 and 2012 be “years of election” for expansion of the preferred enterprise. See Note 12 in the 2013 financial statements of the Company for additional details

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for research and development expenditures, including capital expenditures, for the year in which they are incurred. These expenses must relate to scientific research and development projects and must be approved by the Office of the Chief Scientist, or the OCS, of the relevant Israeli government ministry, determined by the field of research. Furthermore, the research and development must be for the promotion of the company and carried out by or on behalf of the company seeking such tax deduction. The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the funding of the scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Tax Ordinance. Expenditures not so approved are deductible in equal amounts over three years.

On a yearly basis, we evaluate the applicability of the above tax deduction for research and development expenditures and, based on our evaluation, determine whether to apply to the OCS for approval of a tax deduction. There can be no assurance that any application for a tax deduction will be accepted.

Taxation of our Shareholders

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.  Shareholders that are not Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our shares, provided that such shareholders did not acquire their shares prior to our initial public offering on the TASE and such gains were not derived from a permanent establishment or business activity of such shareholders in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident(s) (i) has a controlling interest of 25% or more in such non-Israeli corporation or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, under the U.S.-Israel Income Tax Treaty, 1995, or the U.S.-Israel Tax Treaty, the sale, exchange or disposition of our shares by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) holding the shares as a capital asset is exempt from Israeli capital gains tax unless: (i) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting capital during any part of the 12-month period preceding such sale, exchange or disposition; (ii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel; or (iii) the shareholder, being an individual, was present in Israel for a period of time or several periods of time, which aggregate to a total of 183 days or more, during a single taxable year. In either case, the sale, exchange or disposition of the shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, the U.S. resident would be permitted to claim a credit for the tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our shares at the rate of 25% or 30%, if such person (including a non-Israeli corporation) is a "Substantial Shareholder" at the time of recipient of the dividend or on any date in the 12 months preceding such date, which tax will be withheld at the source, unless a different rate is provided in a tax treaty between Israel and the shareholder’s country of residence..A “Substantial Shareholder” is generally a person who alone, or together with his relative or another person who collaborates with him on a permanent basis, holds, directly or indirectly, at least 10% of any of the “Means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right. Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25% or 15% in the case of dividends paid out of the profits of a Approved Enterprise (as such term is defined in the Investment Law), subject to certain conditions. However, generally, the maximum rate of withholding tax on dividends that are paid to a U.S. corporation holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as the previous tax year and the dividend is not paid from the profits of an Approved Enterprise, the Israeli tax withheld may not exceed 12.5%, subject to certain conditions A non-resident of Israel who receives dividends from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

Taxation of Israeli Shareholders on Receipt of Dividends.

Residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our shares at the rate of 25%, which tax will be withheld at the source. With respect to a person who is a Substantial Shareholder at the time of receiving the dividend or on any date within the 12 months preceding such date, the applicable tax rate is 30%.

U.S. Federal Income Tax Consequences

The following is a description of the material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of our ordinary shares by a U.S. Investor (as defined below). This description generally considers only U.S. Investors that will hold our ordinary shares or the ADSs as capital assets. This description does not address tax considerations applicable to U.S. Investors that may be subject to special tax rules, including, without limitation: (i) banks, financial institutions or insurance companies; (ii) real estate investment trusts, regulated investment companies or grantor trusts; (iii) brokers, dealers or traders in securities, commodities or currencies; (iv) tax exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code (as defined below), respectively; (v) certain former citizens or long term residents of the United States; (vi) persons that received our shares as compensation for the performance of services; (vii) persons that will hold our shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes; (viii) partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or holders that will hold our shares through such an entity; (ix) C corporations, as defined in the U.S Internal Revenue Code of 1986, as amended (the “Code”); (x) persons that acquire ordinary shares as a result of holding or owning any preferred shares we may issue, subject to applicable law; (xi) persons whose “functional currency” is not the U.S. dollar; or (xii) persons that own directly, indirectly or through attribution 10% or more of the voting power or value of our shares.

Moreover, this description does not address the U.S. federal estate, gift, or alternative minimum tax considerations, or any U.S. state, local or non-U.S. tax considerations of the acquisition, ownership and disposition of our ordinary shares or ADSs.

This description is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, in each case as in effect and available on the date hereof. All the foregoing is subject to change, which change could apply retroactively, and to differing interpretations, all of which could affect the tax considerations described below. There can be no assurances that the U.S. Internal Revenue Service, or the IRS, will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or ADSs or that such a position would not be sustained. U.S. Investors should consult their own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares or ADSs in their particular circumstances.

For purposes of this description, the term “U.S. Investor” means a beneficial owner of our ordinary shares or ADSs that, for U.S. federal income tax purposes, is (i) a citizen or resident of the United States, (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares or ADSs, the U.S. federal income tax consequences relating to an investment in our ordinary shares will depend in part upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor regarding the U.S. federal income tax considerations of acquiring, owning and disposing of our ordinary shares or ADSs in its particular circumstances.

Persons considering an investment in our ordinary shares or ADSs should consult their own tax advisors as to the particular tax consequences applicable to them relating to the acquisition, ownership and disposition of our ordinary shares or ADSs, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

The discussions under “— Distributions” and under “— Sale, Exchange or Other Disposition of Ordinary Shares or ADSs” below assumes that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. However, we have not determined whether we will be a PFIC in 2014, and it is possible that we will be a PFIC in 2014 or in any subsequent year. For a discussion of the rules that would apply if we are treated as a PFIC, see the discussion under “— Passive Foreign Investment Company.”

Distributions. We have no current plans to pay dividends. To the extent we pay any dividends, a U.S. Investor will be required to include in gross income as a taxable dividend the amount of any distributions made on the shares or ADSs, including the amount of any Israeli taxes withheld, to the extent that those distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distributions in excess of our earnings and profits will be applied against, and will reduce, the U.S. Investor’s tax basis in its shares or ADSs and to the extent they exceed that tax basis, will be treated as gain from the sale or exchange of those shares or ADSs. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles. Therefore, U.S. Investors should expect that the entire amount of any distribution generally will be reported as dividend income.

If we were to pay dividends, we expect to pay such dividends in NIS; however, dividends paid to holders of our ADSs will be paid in U.S. Dollars. A dividend paid in NIS, including the amount of any Israeli taxes withheld, will be included in a U.S. Investor’s income as a U.S. dollar amount calculated by reference to the exchange rate in effect on the date such dividend is received, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted to U.S. dollars on the date of receipt, a U.S. Investor generally will not recognize a foreign currency gain or loss. However, if the U.S. Investor converts the NIS into U.S. dollars on a later date, the U.S. Investor must include, in computing its income, any gain or loss resulting from any exchange rate fluctuations. The gain or loss will be equal to the difference between (i) the U.S. dollar value of the amount included in income when the dividend was received and (ii) the amount received on the conversion of the NIS into U.S. dollars. Such gain or loss will generally be ordinary income or loss and United States source for U.S. foreign tax credit purposes. U.S. Investors should consult their own tax advisors regarding the tax consequences to them if we pay dividends in NIS or any other non-U.S. currency.

Subject to certain significant conditions and limitations, including potential limitations under the United States-Israel income tax treaty, any Israeli taxes paid on or withheld from distributions from us and not refundable to a U.S. Investor may be credited against the investor’s U.S. federal income tax liability or, alternatively, may be deducted from the investor’s taxable income. This election is made on a year-by-year basis and applies to all foreign taxes paid by a U.S. Investor or withheld from a U.S. Investor that year. Dividends paid on shares or ADSs generally will constitute income from sources outside the United States and be categorized as “passive category income” or, in the case of some U.S. Investors, as “general category income” for U.S. foreign tax credit purposes.

Since the rules governing foreign tax credits are complex, U.S. Investors should consult their own tax advisor regarding the availability of foreign tax credits in their particular circumstances. In addition, the U.S. Treasury Department has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADSs. Accordingly, the creditability of Israeli taxes could be affected by future actions that may be taken by the U.S. Treasury Department or parties to whom ADSs are pre-released.

            Dividends paid on shares or ADSs will not be eligible for the “dividends-received” deduction generally allowed to corporate U.S. Investors with respect to dividends received from U.S. corporations.

Distributions treated as dividends that are received by an individual U.S. Investor from “qualified foreign corporations” generally qualify for preferential rates of taxation so long as certain holding period and other requirements are met. Dividends paid by us in a taxable year in which we are not a PFIC are expected to be eligible for the preferential rates. However, any dividend paid by us in a taxable year in which we are a PFIC will be subject to tax at regular ordinary income rates. As mentioned above, we have not determined whether we are currently a PFIC or not.

Sale, Exchange or Other Disposition of Ordinary Shares or ADSs. Subject to the discussion under “— Passive Foreign Investment Company” below, a U.S. Investor generally will recognize capital gain or loss upon the sale, exchange or other disposition of shares or ADSs in an amount equal to the difference between the amount realized on the sale, exchange or other disposition and the U.S. Investor’s adjusted tax basis in such shares or ADSs. This capital gain or loss will be long-term capital gain or loss if the U.S. Investor’s holding period in the shares or ADSs exceeds one year. Preferential tax rates for long-term capital gain will generally apply to individual U.S. Investors. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax. In addition, certain U.S. persons, including individuals, estates and trusts, may be subject to an additional 3.8% Medicare tax. For individuals, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains. U.S. Investors are urged to consult their own tax advisors regarding the implications of the additional Medicare tax resulting from their ownership and disposition of shares or ADSs.

U.S. Investors should consult their own tax advisors regarding the U.S. federal income tax consequences of receiving currency other than U.S. dollars upon the disposition of shares or ADSs.

Passive Foreign Investment Company

In general, a corporation organized outside the United States will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of its gross income is “passive income” or (ii) on average at least 50% of its assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in the public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Under the tests described above, whether or not we are a PFIC will be determined annually based upon the composition of our income and the composition and valuation of our assets, all of which are subject to change.

We believe that we were not a PFIC for U.S. federal income tax purposes for 2010, 2011, 2012 and 2013, and we have not yet determined whether we will be a PFIC in 2014. Because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will not be a PFIC in 2014 or in any subsequent year. Upon request, we will annually inform U.S. Investors if we and any of our subsidiaries were a PFIC with respect to the preceding year.

U.S. Investors should be aware of certain tax consequences of investing directly or indirectly in us if we are a PFIC. A U.S. Investor is subject to different rules depending on whether the U.S. Investor makes an election to treat us as a “qualified electing fund,” known as a QEF election, for the first taxable year that the U.S. Investor holds shares or ADSs, which is referred to in this disclosure as a “timely QEF election,” makes a “mark-to-market” election with respect to the shares or ADSs (if such election is available), or makes neither election.

QEF Election. A U.S. Investor who makes a timely QEF election, referred to in this disclosure as an “Electing U.S. Investor,” with respect to us must include in income for U.S. federal income tax purposes his pro rata share of our ordinary earnings and net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing U.S. Investor. The “net capital gain” of a PFIC is the excess, if any, of the PFIC’s net long-term capital gains over its net short-term capital losses. The amount so included in income generally will be treated as ordinary income to the extent of such Electing U.S. Investor’s allocable share of the PFIC’s ordinary earnings and as long-term capital gain to the extent of such Electing U.S. Investor’s allocable share of the PFIC’s net capital gains. Such Electing U.S. Investor generally will be required to translate such income into U.S. dollars based on the average exchange rate for the PFIC’s taxable year with respect to the PFIC’s functional currency. Such income generally will be treated as income from sources outside the United States for U.S. foreign tax credit purposes. Amounts previously included in income by such Electing U.S. Investor under the QEF rules generally will not be subject to tax when they are distributed to such Electing U.S. Investor. The Electing U.S. Investor’s tax basis in shares or ADSs generally will increase by any amounts so included under the QEF rules and decrease by any amounts not included in income when distributed.

An Electing U.S. Investor will be subject to U.S. federal income tax on such amounts for each taxable year in which we are a PFIC, regardless of whether such amounts are actually distributed to such Electing U.S. Investor. However, an Electing U.S. Investor may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If an Electing U.S. Investor is an individual, any such interest will be treated as non-deductible “personal interest.”

Any net operating losses or net capital losses of a PFIC will not pass through to the Electing U.S. Investor and will not offset any ordinary earnings or net capital gain of a PFIC recognized by Electing U.S. Investors in subsequent years (although such losses would ultimately reduce the gain, or increase the loss, recognized by the Electing U.S. Investor on its disposition of the shares or ADSs).

So long as an Electing U.S. Investor’s QEF election with respect to us is in effect with respect to the entire holding period for shares or ADSs, any gain or loss recognized by such Electing U.S. Investor on the sale, exchange or other disposition of such shares or ADSs generally will be long-term capital gain or loss if such Electing U.S. Investor has held such shares or ADSs for more than one year at the time of such sale, exchange or other disposition. Preferential tax rates for long-term capital gain will apply to individual U.S. Investors. The deductibility of capital losses is subject to limitations.

A U.S. Investor makes a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. Upon request, we will annually furnish U.S. Investors with information needed in order to complete IRS Form 8621 (which form would be required to be filed with the IRS on an annual basis by the U.S. Investor) and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. A QEF election will not apply to any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Each U.S. Investor is encouraged to consult its own tax advisor with respect to tax consequences of a QEF election with respect to us.

Mark-to-Market Election. Alternatively, if our shares or ADSs are treated as “marketable stock,” a U.S. Investor would be allowed to make a “mark-to-market” election with respect to our shares or ADSs, provided the U.S. Investor completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Investor generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the shares or ADSs at the end of the taxable year over such holder’s adjusted tax basis in the shares or ADSs. The U.S. Investor would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Investor’s adjusted tax basis in the shares or ADSs over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Investor’s tax basis in the shares or ADSs would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of the shares or ADSs would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the shares or ADSs would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Investor, and any loss in excess of such amount will be treated as capital loss. Amounts treated as ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains.

            Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable Treasury regulations. A class of stock is regularly traded on an exchange during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Our ADSs will be marketable stock as long as they remain listed on the Nasdaq Capital Market and are regularly traded. A mark-to-market election will not apply to our ADSs held by a U.S. Investor for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any PFIC subsidiary that we own. Each U.S. Investor is encouraged to consult its own tax advisor with respect to the availability and tax consequences of a mark-to-market election with respect to our ADSs.

Default PFIC Rules. A U.S. Investor who does not make a timely QEF election or a mark-to-market election, referred to in this disclosure as a “Non-Electing U.S. Investor,” will be subject to special rules with respect to (a) any “excess distribution” (generally, the portion of any distributions received by the Non-Electing U.S. Investor on the shares or ADSs in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing U.S. Investor in the three preceding taxable years, or, if shorter, the Non-Electing U.S. Investor’s holding period for his shares or ADSs), and (b) any gain realized on the sale or other disposition of such shares or ADSs. Under these rules:

●	the excess distribution or gain would be allocated ratably over the Non-Electing U.S. Investor’s holding period for the shares or ADSs;

●	the amount allocated to the current taxable year and any year prior to us becoming a PFIC would be taxed as ordinary income; and

●
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

If a Non-Electing U.S. Investor who is an individual dies while owning our shares or ADSs, the Non-Electing U.S. Investor’s successor would be ineligible to receive a step-up in tax basis of the shares or ADSs. Non-Electing U.S. Investors are encouraged to consult their tax advisors regarding the application of the PFIC rules to their specific situation.

A Non-Electing U.S. Investor who wishes to make a QEF election for a subsequent year may be able to make a special “purging election” pursuant to Section 1291(d) of the Code. Pursuant to this election, a Non-Electing U.S. Investor would be treated as selling his or her stock for fair market value on the first day of the taxable year for which the QEF election is made. Any gain on such deemed sale would be subject to tax under the rules for Non-Electing U.S. Investors as discussed above. Non-Electing U.S. Investors are encouraged to consult their tax advisors regarding the availability of a “purging election” as well as other available elections.

To the extent a distribution on our shares or ADSs does not constitute an excess distribution to a Non-Electing U.S. Investor, such Non-Electing U.S. Investor generally will be required to include the amount of such distribution in gross income as a dividend to the extent of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) that are not allocated to excess distributions. The tax consequences of such distributions are discussed above under “— Taxation of U.S. Investors — Distributions.” Each U.S. Investor is encouraged to consult its own tax advisor with respect to the appropriate U.S. federal income tax treatment of any distribution on our shares or ADSs.

If we are treated as a PFIC for any taxable year during the holding period of a Non-Electing U.S. Investor, we will continue to be treated as a PFIC for all succeeding years during which the Non-Electing U.S. Investor is treated as a direct or indirect Non-Electing U.S. Investor even if we are not a PFIC for such years. A U.S. Investor is encouraged to consult its tax advisor with respect to any available elections that may be applicable in such a situation, including the “deemed sale” election of Code Section 1298(b)(1). In addition, U.S. Investors should consult their tax advisors regarding the IRS information reporting and filing obligations that may arise as a result of the ownership of shares in a PFIC.

We may invest in the equity of foreign corporations that are PFICs or may own subsidiaries that own PFICs. U.S. Investors will be subject to the PFIC rules with respect to their indirect ownership interests in such PFICs, such that a disposition of the shares of the PFIC or receipt by us of a distribution from the PFIC generally will be treated as a deemed disposition of such shares or the deemed receipt of such distribution by the U.S. Investor, subject to taxation under the PFIC rules. There can be no assurance that a U.S. Investor will be able to make a QEF election or a mark-to-market election with respect to PFICs in which we invest. Each U.S. Investor is encouraged to consult its own tax advisor with respect to tax consequences of an investment by us in a corporation that is a PFIC.

The U.S. federal income tax rules relating to PFICs are complex. U.S. Investors are urged to consult their own tax advisors with respect to the purchase, ownership and disposition of shares or ADSs, any elections available with respect to such shares or ADSs and the IRS information reporting obligations with respect to the purchase, ownership and disposition of shares or ADSs.

Certain Reporting Requirements

Certain U.S. Investors are required to file IRS Form 926, Return by U.S. Transferor of Property to a Foreign Corporation, and certain U.S. Investors may be required to file IRS Form 5471, Information Return of U.S. Persons With Respect to Certain Foreign Corporations, reporting transfers of cash or other property to us and information relating to the U.S. Investor and us. Substantial penalties may be imposed upon a U.S. Investor that fails to comply. Each U.S. Investor should consult its own tax advisor regarding these requirements.

In addition, recently enacted legislation imposes new reporting requirements for the holder of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds certain thresholds. The shares or ADSs are expected to be subject to these new reporting requirements unless the shares or ADSs are held in an account at a domestic financial institution.. Penalties may apply to any failure to comply with such reporting requirements. U.S. Investors should consult their own tax advisors regarding the application of this legislation.

Backup Withholding Tax and Information Reporting Requirements

Generally, information reporting requirements will apply to distributions with respect to our shares or ADSs or proceeds on the disposition of our shares or ADSs paid within the United States (and, in certain cases, outside the United States) to U.S. Investors other than certain exempt recipients, such as corporations. Furthermore, backup withholding (currently at 28%) may apply to such amounts if the U.S. Investor fails to (i) provide a correct taxpayer identification number, (ii) report interest and dividends required to be shown on its U.S. federal income tax return, or (iii) make other appropriate certifications in the required manner. U.S. Investors who are required to establish their exempt status generally must provide such certification on IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding from a payment may be credited against a U.S. Investor’s U.S. federal income tax liability and such U.S. Investor may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

U.S. Investors should consult their own tax advisors concerning the tax consequences relating to the purchase, ownership and disposition of our shares or ADSs.

F.	Dividends and Paying Agents

We have never declared or paid cash dividends to our shareholders. Currently we do not intend to pay cash dividends. We intend to reinvest any earnings in developing and expanding our business. Any future determination relating to our dividend policy will be at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, applicable Israeli law and other factors our Board of Directors may deem relevant. Accordingly, we have not appointed any paying agent.

G.	Statement by Experts

The consolidated financial statements of Medigus Ltd. and its subsidiary as of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013 included in this Form 20-F have been so included in reliance on the report of Kesselman & Kesselman, an independent registered public accounting firm, a member firm of PricewaterhouseCoopers International Limited, given on the authority of such firm as experts in auditing and accounting.

H.	Documents on Display

When this Registration Statement on Form 20-F becomes effective, we will be subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. Those other reports or other information and this Registration Statement may be inspected without charge at Omer Industrial Park, No. 7A, P.O. Box   3030, Omer 8496500, Israel, and inspected and copied at the public reference facilities of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website at http://www.sec.gov from which certain filings may be accessed.

As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we will be required to comply with the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers, and, accordingly, will file current reports on Form 6-K, annual reports on Form 20-F and other information with the Securities and Exchange Commission.

In addition, because our ordinary shares are traded on the TASE, we have filed Hebrew language periodic and immediate reports with, and furnish information to, the TASE and the ISA, as required under Chapter Six of the Israel Securities Law, 1968. Copies of our filings with the ISA can be retrieved electronically through the MAGNA distribution site of the ISA (www.magna.isa.gov.il) and the TASE website (www.maya.isa.gov.il). We maintain a corporate website at www.medigus.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Registration Statement on Form 20-F. We have included our website address in this Registration Statement on Form 20-F solely as an inactive textual reference.

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUTMARKET RISK

Market risk is the risk of loss related to changes in market prices, including interest rates and foreign exchange rates, of financial instruments that may adversely impact our consolidated financial position, results of operations or cash flows.

Risk of Interest Rate Fluctuation

Following the effectiveness of this registration statement on Form 20-F, we do not anticipate undertaking any significant long-term borrowings.

Currently, our investments consist primarily of cash and cash equivalents, short-term bank deposits and tradable short term Israeli government loans that can be sold in the securities markets of Israel. We follow an investment policy that was set by the investment committee of our board of directors, pursuant to which we currently invest in tradable short term Israeli government loans or bank deposits. Our investments are exposed to market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. However, given the low levels of interest rates worldwide, our interest income is not material and a further reduction in interest rates would not cause us a significant reduction in the absolute amounts of interest income to us. We manage this exposure by performing ongoing evaluations of our investments. Due to the short-term maturities of our investments to date, their carrying value has always approximated their fair value. It is be our current policy to hold investments to maturity in order to limit our exposure to interest rate fluctuations.

Foreign Currency Exchange Risk

While our revenues are primarily in the U.S. Dollar and Euro, our functional and reporting currency has been the NIS, which is the currency of the primary economic environment in which our operations are conducted. This determination is based on the fact that our expenses, which are the dominant aspect of our financial statements, including the salaries paid to most of our employees, are denominated in NIS, and are relatively larger than our revenues. We anticipate that a sizable portion of our expenses will continue to be denominated in currencies other than the U.S. dollar. If the U.S. dollar fluctuates significantly against the NIS, it may have a negative impact on our results of operations. To date, fluctuations in the exchange rates have not materially affected our results of operations or financial condition.

To date, we have not engaged in hedging transactions, however we hold our investments in both NIS and US dollars. In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

As of the date of this Registration Statement on Form 20-F, our interest rate risk exposure is in respect to bank deposits, which expose us to risk due to change in fair value interest rates. As of December 31, 2013, these deposits carried low interest rates and under these low interest rates, reasonable changes in interest rates are expected have negligible impact on the fair value of these assets.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities.

Not applicable.

B.	Warrants and rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent fifty (50) ordinary shares (or a right to receive fifty (50) ordinary shares) deposited with the principal Tel Aviv office of either of Bank Hapoalim or Bank Leumi, as custodian for the depositary.  Each ADS will also represent any other securities, cash or other property which may be held by the depositary.  The depositary’s office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution.  If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder.  If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings. As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights.  Israeli law governs shareholder rights.  The depositary will be the holder of the shares underlying your ADSs.  As a registered holder of ADSs, you will have ADS holder rights.  A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary.  New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses.  You will receive these distributions in proportion to the number of shares your ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the NIS only to those ADS holders to whom it is possible to do so. It will hold the NIS it cannot convert for the account of the ADS holders who have not been paid. It will not invest the NIS and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See "Item 10. Additional Information – E.  Taxation".  It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent.  If the exchange rates fluctuate during a time when the depositary cannot convert the NIS, you may lose some or all of the value of the distribution.

Shares.  The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution (or ADSs representing those shares).

Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to ADS holders. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to ADS holders, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to the persons entitled to them. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian.  Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. The depositary will notify ADS holders of shareholders’ meetings and arrange to deliver our voting materials to them if we ask it to. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they much reach the depositary by a date set by the depositary.  Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares.  However, you may not know about the meeting enough in advance to withdraw the shares.

The depositary will try, as far as practical, subject to the laws of Israel, and of our Articles of Association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. The depositary will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions.  This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:		For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	●	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
	●	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$.05 (or less) per ADS	●	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	●	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders
$.05 (or less) per ADS per calendar year	●	Depositary services
Registration or transfer fees	●	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	●	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
	●	converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	●	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	●	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse and/or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

Payment of Taxes
You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
•  Change the nominal or par value of our shares
•  Reclassify, split up or consolidate any of the deposited securities
•  Distribute securities on the shares that are not distributed to you
•  Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

The cash, shares or other securities received by the depositary will become deposited securities.  Each ADS will automatically represent its equal share of the new deposited securities.
The depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?
We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders if 60 days have passed since  the depositary told us it wants to resign  but a successor depositary has not been appointed and accepted its appointment.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale.  After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary.  It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if we are or it is prevented or delayed by law or circumstances beyond our or its control from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•
are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•
when temporary delays arise because: (i) the depositary  has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders' meeting; or (iii) we are paying a dividend on our shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions:  (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days' notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS and Profile Modification System, also referred to as Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a required feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B. CODE OF ETHICS

Not applicable.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.          CORPORATE GOVERNANCE

Not applicable.

 ITEM 16H.         MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.             FINANCIAL STATEMENTS

Not applicable.

ITEM 18.             FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this registration statement beginning on page F-1.

ITEM 19.                      EXHIBITS

Exhibit Number	Exhibit Description
1.1*	Articles of Association of Medigus Ltd. as amended on September 29, 2013 (unofficial translation to English from Hebrew original).
2.1*
Form of Deposit Agreement between Medigus Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary. Shares.

2.2*	Form of Ordinary Shares Purchase Warrant issued to OrbiMed in connection with the January 2013 Share Purchase Agreement.
2.3*	Form of Ordinary Shares Purchase Warrant issued in connection with the June 2014 Securities Purchase Agreements to non-Israeli investors.
2.4*	Form of Ordinary Shares Purchase Warrant issued in connection with the June 2014 Securities Purchase Agreements to Israeli investors (other than Migdal).
2.5*	Form of Ordinary Shares Purchase Warrant issued in connection with the June 2014 Securities Purchase Agreements to Migdal (unofficial translation to English from Hebrew original).
4.1*	Share Purchase Agreement between Medigus Ltd. and OrbiMed Israel Partners Limited Partnership dated January 3, 2013.
4.2*	Securities Purchase Agreement by and among Medigus Ltd. and OrbiMed Israel Partners Limited Partnership dated June 29, 2014.
4.3*
Securities Purchase Agreement by and among Medigus Ltd., Sabby Volatility Warrant Master Fund Ltd., Sabby Healthcare Volatility Master Fund Ltd., Armistice Capital Master Fund Ltd., Senvest Israel Partners LP and Senvest International LLC dated June 29, 2014.

4.4*	Securities Purchase Agreement by and among Medigus Ltd. and Capital Point Ltd. dated June 29, 2014.
4.5*	Securities Purchase Agreement by and among Medigus Ltd. and Migdal Insurance Company Ltd. dated June 29, 2014 (unofficial translation to English from Hebrew original).
4.6*	2013 Share Option and Incentive Plan.
4.7*	Series 4 Option Plan (unofficial translation to English from Hebrew original).
4.8*	Series 6 Option Plan (unofficial translation to English from Hebrew original).
4.9*	Series A Option Plan (unofficial translation to English from Hebrew original).
4.10*	Series B Option Plan (unofficial translation to English from Hebrew original).
4.11*	Medigus Ltd. Office Holders' and Directors' Compensation Plan dated September 29, 2013. (unofficial translation to English from Hebrew original).
4.12*	Lease Agreement between Medigus USA LLC and Regus Plc dated December 4, 2013.
4.13*	Lease Agreement between Medigus Ltd. and Sky-City Office Center for HiTech Industries Ltd. dated June 15, 2014 (English summary of the Hebrew language agreement).
4.14*	Lease Agreement Tefen Yazamut Ltd. regarding main offices in Omer Industrial Park dated December 10, 2013 (English summary of the Hebrew language agreement).
4.15*	Form of Indemnification and Exculpation Undertaking.
8.1*	List of Subsidiaries.
15.1	Consent of Kesselman & Kesselman, Certified Public Accountant (Isr.), a member of PricewaterhouseCoopers International Limited, independent registered public accounting firm for the Medigus Ltd.

*   Previously filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Medigus Ltd.

By:	/s/ Christopher (Chris) Rowland
Christopher (Chris) Rowland
Chief Executive Officer
Date: March 19, 2015

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(UNAUDITED)

	September 30		December 31,
	2014	2013	2013
	NIS in thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	49,581	3,865	23,926
Short-term deposits		9,087	8,073
Financial assets at fair value through profit or loss	7,996	7,967	7,958
Other receivables:
Trade receivables	284	98	248
Other	2,029	2,124	1,604
Inventory	1,366	1,048	1,060
	61,256	24,189	42,869

NON-CURRENT ASSETS:
Property, plant and equipment	1,034	1,183	1,153
Intangible assets	180	354	330
Inventory	955	867	848
	2,169	2,404	2,331

TOTAL ASSETS	63,425	26,593	45,200

/s/ Nissim Darvish	/s/ Christopher Rowland	/s/ Oded Yatzkan
Dr. Nissim Darvish Chairman of the Board	Christopher Rowland Chief Executive Officer	Oded Yatzkan Chief Financial Officer

Date of approval of financial information for interim period by board of directors of Company: January 18, 2015

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
 (UNAUDITED)

	September 30		December 31,
	2014	2013	2013
	NIS in thousands
Liabilities and capital

CURRENT LIABILITIES -
Accounts payable:
Trade payables	636	838	528
Other	4,473	2,914	2,852
	5,109	3,752	3,380
NON-CURRENT LIABILITIES:
Warrants at fair value	2,570	6,911	1,678
Long-term prepaid income		1,214	1,167
Retirement benefit obligation , net	247	258	225
	2,817	8,383	3,070
TOTAL LIABILITIES	7,926	12,135	6,450

EQUITY -
EQUITY ATTRIBUTED TO THE OWNERS OF THE COMPANY:
Share capital	2,499	1,301	1,646
Share premium	170,270	114,166	138,378
Other equity reserves	4,540	3,933	4,131
Warrants	2,828	1,838	1,671
Accumulated loss	(124,638)	(106,780)	(107,076)
TOTAL EQUITY	55,499	14,458	38,750
TOTAL LIABILITIES AND EQUITY	63,425	26,593	45,200

The accompanying notes are an integral part of these condensed consolidated financial statements.

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND
OTHER COMPREHENSIVE LOSS
FOR THE NINE- AND THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2014
(UNAUDITED)

Nine months ended September 30		Three months ended September 30		Year ended December 31, 2013
2014	2013	2014	2013
NIS in thousands

Revenues	1,902	1,637	267	494	2,498
Cost of revenues	943	765	174	273	1,126
Gross profit	959	872	93	221	1,372
Research and development expenses, net	10,461	5,320	3,339	2,087	8,180
Selling and marketing expenses	6,191	1,923	1,548	581	3,234
Administrative and general expenses	5,440	5,157	2,061	2,102	6,877
Other income, net	942	646	22	34	666
Operating loss	(20,191)	(10,882)	(6,833)	(4,515)	(16,253)
Gain from change in fair value of warrants issued to investors	1,463	6,311	664	1,358	11,544

Financing income (expenses) - deposits and exchange differences	1,261	(73)	1,251	(187)	(182)
Financing expenses - bank commissions	(85)	(164)	(28)	(40)	(213)
Financing income (expenses), net	1,176	(237)	1,223	(227)	(395)
Loss before taxes on income	(17,552)	(4,808)	(4,946)	(3,384)	(5,104)
Taxes on income	(10)	(85)	(10)		(85)
Loss for the period	(17,562)	(4,893)	(4,956)	(3,384)	(5,189)

Other comprehensive profit (loss):

Amounts that might be reclassified to income or loss:
Transfer of capital reserve in respect of financial asset available for sale to income or loss, net of tax		(254)			(254)
Currency translation differences	7		7
Other comprehensive profit (loss) for the period, net of tax	7	(254)	7		(254)

Total comprehensive loss for the period	(17,555)	(5,147)	(4,949)	(3,384)	(5,443)

	NIS
Basic and diluted loss per share attributed to the owners of the company	(0.10)	(0.04)	(0.02)	(0.03)	(0.04)

Weighted average of ordinary shares (in thousands)	176,480	121,108	199,707	130,180	130,199

The accompanying notes are an integral part of these condensed consolidated financial statements.

(Continued) - 1
MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE- AND THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2014
(UNAUDITED)

	Equity attributed to the owners of the Company
	Ordinary shares	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Currency translation differences	Warrants	Accumulated loss	Total equity
	NIS in thousands
BALANCE AS OF JANUARY 1, 2014	1,646	138,378	2,081	2,050		1,671	(107,076)	38,750
CHANGES DURING THE 9-MONTH PERIOD ENDED SEPTEMBER 30, 2014 -
COMPREHENSIVE LOSS:
Loss for the period							(17,562)	(17,562)
Other comprehensive income for the period					7			7
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD					7		(17,562)	(17,555)
TRANSACTIONS WITH SHAREHOLDERS:
Proceeds from issuing shares	853	31,605						32,458
Proceeds from issuing warrants						1,157		1,157
Options granted to employees and other service providers			689					689
Forfeiture of options		287	(287)
TOTAL TRANSACTIONS WITH SHAREHOLDERS	853	31,892	402			1,157		34,304
BALANCE AS OF SEPTEMBER 30, 2014	2,499	170,270	2,483	2,050	7	2,828	(124,638)	55,499

(Continued) - 2

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE- AND THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2014
(UNAUDITED)

	Equity attributed to the owners of the Company
	Ordinary shares	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Capital reserve from financial asset available for sale	Warrants	Accumulated loss	Total equity
	NIS in thousands
BALANCE AS OF JANUARY 1, 2013	902	93,925	3,922	1,912	254	3,910	(101,887)	2,938
CHANGES DURING THE 9-MONTH PERIOD ENDED SEPTEMBER 30, 2013 -
COMPREHENSIVE LOSS:
Loss for the period							(4,893)	(4,893)
Other comprehensive loss for the period					(254)			(254)
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD					(254)		(4,893)	(5,147)
TRANSACTIONS WITH SHAREHOLDERS:
Proceeds from issuing shares	399	15,881						16,280
Options granred to employees and other service providers			249					249
Expiration and forfeiture of options and warrants		4,360	(2,288)			(2,072)
Amount credited to capital reserve resulting from transactions with controlling shareholders				138				138
TOTAL TRANSACTIONS WITH SHAREHOLDERS	399	20,241	(2,039)	138		(2,072)		16,667
BALANCE AS OF SEPTEMBER 30, 2013	1,301	114,166	1,883	2,050	-	1,838	(106,780)	14,458

 (Continued) - 3

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE- AND THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2014
(UNAUDITED)

	Equity attributed to the owners of the Company
	Ordinary shares	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Currency translation differences	Warrants	Accumulated loss	Total equity
	NIS in thousands
BALANCE AS OF JULY 1, 2014	1,646	138,642	2,286	2,050		1,671	(119,682)	26,613
CHANGES DURING THE 3-MONTH PERIOD ENDED SEPTEMBER 30, 2014 -
COMPREHENSIVE LOSS:
Loss for the period							(4,956)	(4,956)
Other comprehensive income for the period					7			7
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD					7		(4,956)	(4,949)
TRANSACTIONS WITH SHAREHOLDERS:
Proceeds from issuing shares	853	31,605						32,458
Proceeds from issuing warrants						1,157		1,157
Options granted to employees and other service providers			220					220
Forfeiture of options		23	(23)
TOTAL TRANSACTIONS WITH SHAREHOLDERS	853	31,628	197			1,157		33,835
BALANCE AS OF SEPTEMBER 30, 2014	2,499	170,270	2,483	2,050	7	2,828	(124,638)	55,499

(Continued) - 4

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE- AND THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2014
(UNAUDITED)

	Equity attributed to the owners of the Company
	Ordinary shares	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Warrants	Accumulated loss	Total equity
	NIS in thousands

BALANCE AS OF JULY 1, 2013	1,301	110,610	3,301	2,050	3,910	(103,396)	17,776
CHANGES DURING THE 3-MONTH PERIOD ENDED SEPTEMBER 30, 2013 -
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD						(3,384)	(3,384)

TRANSACTIONS WITH SHAREHOLDERS:
Options granted to employees and other service providers			66				66
Expiration and forfeiture of options and warrants		3,556	(1,484)		(2,072)
TOTAL TRANSACTIONS WITH SHAREHOLDERS		3,556	(1,418)		(2,072)		66
BALANCE AS OF SEPTEMBER 30, 2013	1,301	114,166	1,883	2,050	1,838	(106,780)	14,458

(Concluded) - 5

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE- AND THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2014
(UNAUDITED)

	Equity attributed to the owners of the Company
	Ordinary shares	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Capital reserve from financial asset available for sale	Warrants	Accumulated loss	Total equity
	NIS in thousands

BALANCE AS OF JANUARY 1, 2013	902	93,925	3,922	1,912	254	3,910	(101,887)	2,938
CHANGES DURING 2013 -
COMPREHENSIVE LOSS:
Loss for the year							(5,189)	(5,189)
Other comprehensive loss for the year					(254)			(254)
TOTAL COMPREHENSIVE LOSS FOR THE YEAR					(254)		(5,189)	(5,443)

TRANSACTIONS WITH SHAREHOLDERS:
Proceeds from issuing shares	744	38,191						38,935
Proceeds from issuing warrants						1,671		1,671
Options granted to employees and other service providers			511					511
Expiration and forfeiture of options and warrants		6,262	(2,352)			(3,910)
Amount credited to capital reserve resulting from transaction with controlling shareholder				138				138
TOTAL TRANSACTIONS WITH SHAREHOLDERS	744	44,453	(1,841)	138		(2,239)		41,255
BALANCE AS OF DECEMBER 31, 2013	1,646	138,378	2,081	2,050	-	1,671	(107,076)	38,750

The accompanying notes are an integral part of these condensed consolidated financial statements.

(Continued) - 1

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE- AND THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2014
(UNAUDITED)

	Nine months ended September 30		Three months ended September 30		Year ended December 31, 2013
	2014	2013	2014	2013
	NIS in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash used in operations (see Appendix)	(19,298)	(17,230)	(4,450)	(276)	(22,606)
Income tax paid	(10)		(10)
Interest received	89	54	23		59
Net cash flows used in operating activities	(19,219)	(17,176)	(4,437)	(276)	(22,547)

CASH FLOWS FROM INVESTING ACTIVITIES:
Short-term deposits, net	8,086	(9,303)	8,640	(9,303)	(8,422)
Acquisition of property, plant and equipment	(223)	(249)	(7)	(54)	(298)
Investment in intangible assets	(141)	(77)		(12)	(77)
Net cash flows generated from (used in) investing activities	7,722	(9,629)	8,633	(9,369)	(8,797)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuing shares and warrants	35,970	29,502	35,970		53,828
Net cash flows generated from financing activities	35,970	29,502	35,970		53,828
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	24,473	2,697	40,166	(9,645)	22,484
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	23,926	1,312	8,193	13,533	1,312
GAINS (LOSSES) FROM EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	1,182	(144)	1,222	(23)	130
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	49,581	3,865	49,581	3,865	23,926

(Concluded) - 2

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE- AND THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2014
(UNAUDITED)

	Nine months ended September 30		Three months ended September 30		Year ended December 31, 2013
	2014	2013	2014	2013
	NIS in thousands
Appendix to the condensed statements of cash flows - net cash used in operations:
Loss for the period before taxes on income	(17,552)	(4,808)	(4,946)	(3,384)	(5,104)
Adjustment for:
Interest received	(89)	(54)	(23)		(59)
Retirement benefit obligation, net	22	33		10
Depreciation	342	236	119	76	315
Amortization of intangible assets	291	81	10	29	105
Losses (gains) from exchange differences on cash and cash equivalents	(1,175)	144	(1,215)	23	(130)
Amounts recognized for options granted to employees and other service providers	689	249	220	66	511
Gains on change in the fair value of financial instruments at fair value through profit or loss	(67)	(258)	(22)	(34)	(278)
Exchange differences and revaluation of short-term deposits	(13)	216	18	216	349
Amounts credited to capital reserves resulting from transactions with controlling shareholders		138			138
Profit on change in the fair value of warrants issued to investors	(1,463)	(6,311)	(664)	(1,358)	(11,544)

Changes in working capital:
Decrease (increase) in receivables :
Trade receivables	(36)	221	14	41	71
Other	(425)	(1,393)	355	150	(873)
Increase (decrease) in other payables after taking into account long-term prepaid income:
Trade payables	108	608	181	225	298
Other	454	842	1,763	225	733
Net sales (acquisitions) of financial assets at fair value through profit or loss	29	(6,629)		3,980	(6,600)
Increase in inventory	(413)	(545)	(260)	(541)	(538)
NET CASH USED IN OPERATIONS	(19,298)	(17,230)	(4,450)	(276)	(22,606)

The accompanying notes are an integral part of these condensed consolidated financial statements.

MEDIGUS LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2014
(UNAUDITED)

NOTE 1 - GENERAL:

a.
Medigus Ltd. (hereinafter – the “Company") together with its subsidiary (hereinafter – the "Group") is a medical device group specializing in developing innovative endoscopic procedures and devices. To date most of the Group’s research and development activities have been focused in the development of the MUSE endoscopy system (hereinafter - “MUSE”) (formerly called SRS) for the treatment of gastroesophageal reflux disease (GERD), which is one of the most common chronic diseases in the western world.  In addition, the group uses the technological platform it developed for the purpose of developing additional special endoscopy-based systems and products and endeavors to enter into agreements and/or joint ventures with companies in the medical device industry. To-date, the MUSE product has not generated significant revenues and most of the Group's revenues arise from sales of miniature cameras and related equipment, which it develops and manufactures and which are used in endoscopic procedures. For information as to the Group's reportable segments see note 4.

The Group has an FDA approval to market the MUSE endoscopy system in the US, and it continues negotiations to market the main product and to sell miniature for endoscopic devices cameras and other endoscopy instruments, which can serve as a source of future revenues.

The Company’s shares are listed on the Tel Aviv Stock Exchange Ltd (hereinafter - "TASE").  The Company was incorporated in Israel on December 9, 1999 and is resident of Israel.  The address of its registered office is P.O. Box 3030, Omer, 84965.

b.
On July 22, 2007 the Company established a wholly owned subsidiary, MEDIGUS USA LLC, in the USA (hereinafter - the “subsidiary”). The Subsidiary did not engage in any business activities until  October 2013

On October 1, 2013, the Company and the subsidiary entered into an agreement where the subsidiary provides services to the Company in consideration for reimbursement of direct costs plus a reasonable premium. It is noted that the CEO is employed directly by the subsidiary.

c.	During the 9-month period ended September 30, 2014, the Group had a loss of NIS 17,562 thousand and the Group’s accumulated loss as of that date is approximately NIS 124,638 thousand.

As of September 30, 2014, the Group had positive working capital of approximately NIS 56,147 thousand.

As mentioned in Note 7e, in August 2014, the Group raised equity (net) of approximate NIS 36 million in cash via a private placement of securities.

Management believes, based on a cash flow projection prepared by the Company based on estimated future revenues and taking into account the Company’s estimate of projected profile of expenditure while considering cash balances, deposits and financial assets at fair value through profit or loss on hand as of September 30, 2014,  that the Company has the ability to continue to operate to advance its business activities including continuing development, manufacturing and marketing of its under-developments and existing products for a period of at least 12 months from the date of approving these financial statements.

MEDIGUS LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2014
(UNAUDITED)

NOTE 2 - BASIS FOR PREPARATION OF THE CONDENSED FINANCIAL STATEMENTS:

a.
The Group’s condensed consolidated financial information as of September 30, 2014 and 2013 and for the nine- and three-month interim periods ended on those dates (hereinafter-“the interim financial information”) has been prepared in accordance with the guidance of IAS 34 'Interim Financial Reporting' (hereafter – "IAS 34"). The interim financial information does not include all of the information and disclosures required in annual financial statements. The interim financial information should be read in conjunction with the 2013 annual financial statements and its accompanying notes, which are in compliance with International Financial Reporting Standards, which are standards and interpretations issued by the International Accounting Standards Board (hereinafter – "IFRS").

b.	Estimates

The preparation of interim financial statements requires the Group’s management to exercise judgment and also requires use of accounting estimates and assumptions that affect the application of the Group's accounting policy and the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

In the preparation of these interim financial statements, the significant judgments exercised by management in the application of the Group's accounting policy and the uncertainty involved in the key sources of those estimates were identical to the ones used in the Group's annual financial statements for the year ended December 31, 2013.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and the calculation methods applied in the preparation of the interim financial information are consistent with those used in the preparation of the Group's 2013 annual financial statements.

Standards, amendments and interpretations to existing standards which are not yet effective and have not been early adopted by the Group:

Within the annual financial statements for 2013 details were given relating to new IFRS standards, amendments and interpretations to existing IFRS standards which are not yet effective and have not been early adopted by the Group.

MEDIGUS LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2014
(UNAUDITED)

NOTE 4 - SEGMENT INFORMATION:

The Group’s management determined that the Company CEO is the Chief Operating Decision Maker (hereinafter - "CODM") of the Group.  Beginning with the third quarter of 2014, the CODM of the Group evaluates performance and allocate resources based on two operating segments of the Company.    Accordingly, segment data for all periods has been retroactively applied to these financial statements.

The CODM of the Group examines the performance of the segments on the basis of operating loss excluding general and administrative expenses and other income, net.  Further, the internal reports of the CODM do not include assets and liabilities.  The information provided to the CODM are measured consistent with the measurement methods in the financial statements.

There are no intersegment sales.

The operating segments of the Group are as follows:

1)        MUSE segment – development, manufacturing and marketing of an endoscopy system for the treatment of gastroesophageal reflux disease (GERD).

2)        Visual segment - development, manufacturing and marketing of products based on miniature cameras and related equipment. To date, most of the Group's revenue arises from this segment.

	Visual Segment		MUSE Segment	Total
	NIS in thousands
For the nine-month period ended September 30,2014
Revenues from external customers	1,574		328	1,902

Segment results	(1,309)		(14,384)	(15,693)
General and Administrative expenses				(5,440)
Other income, net	875	(*)		942
Operating loss				(20,191)
Profit from change in fair value of warrants				1,463
Financing income, net				1,176
Taxes on income				(10)
Loss for the period				(17,562)

Depreciation and amortization	174		246

(*) See Note 5.

MEDIGUS LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2014
(UNAUDITED)

NOTE 4 - SEGMENT INFORMATION (continued):

	Visual Segment	MUSE Segment	Total
	NIS in thousands
For the three-month period ended September 30,2014
Revenues from external customers	267		267

Segment results	(568)	(4,226)	(4,794)
General and Administrative expenses			(2,061)
Other income, net			22
Operating loss			(6,833)
Profit from change in fair value of warrants			664
Financing income, net			1,223
Taxes on income			(10)
Loss for the period			(4,956)
Depreciation and amortization	7	87

	Visual Segments	MUSE Segments	Total
	NIS in thousands
For the nine-month period ended September 30,2013
Revenues from external customers	1,597	40	1,637

Segment results	(106)	(6,265)	(6,371)
General and Administrative expenses			(5,157)
Other income, net			646
Operating loss			(10,882)
Profit from change in fair value of warrants			6,311
Financing income, net			(237)
Taxes on income			(85)
Loss for the period			(4,893)
Depreciation and amortization	67	149

MEDIGUS LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2014
(UNAUDITED)

NOTE 4 - SEGMENT INFORMATION (continued):

	Visual Segment	MUSE Segment	Total
	NIS in thousands
For the three-month period ended September 30,2013
Revenues from external customers	494		494

Segment results	(247)	(2,200)	(2,447)
General and Administrative expenses			(2,102)
Other income, net			34
Operating loss			(4,515)
Profit from change in fair value of warrants			1,358
Financing income, net			(227)
Loss for the period			(3,384)
Depreciation and amortization	23	50

	Visual Segment	MUSE Segment	Total
	NIS in thousands
Year ended December 31,2013
Revenues from external customers	2,451	47	2,498

Segment results	(158)	(9,884)	(10,042)
General and Administrative expenses			(6,877)
Other income, net			666
Operating loss			(16,253)
Profit from change in fair value of warrants			11,544
Financing expenses, net			(395)
Taxes on income			(85)
Loss for the year			(5,189)
Depreciation and amortization	89	200

MEDIGUS LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2014
(UNAUDITED)

NOTE 5 - COMMITMENTS:

Supply agreement

On January 10, 2010, the Company and Voyage Medical Inc.(a US medical device company, hereinafter – the “Customer”) entered into a multi-year supply agreement (hereafter – the "Agreement") for supply of disposable miniature video cameras and control systems which were developed by the Company.  Based on order and delivery dates specified in the agreement, the minimum consideration of the Agreement is approximately USD 6.5 million. Upon commencement of the agreement, the Customer paid NIS 1,111 thousands as a non-refundable advanced payment. The consideration was recorded as deferred revenue, and such revenue was recognized over the term of the agreement (6 years).   Additionally, during 2010 and 2011, various orders were made by the Customer (and paid by the Customer) in the amount of NIS 1,029 thousands to be recognized upon delivery.

In December 2013, the Company requested assurances from the Customer to ensure that it can meet its obligations under the supply agreement. The assurances were requested after concerns arose regarding the intention and/or ability of the Customer to do so. On February 12, 2014, after suitable assurances were not received from the Customer, in accordance with the terms of the supply agreement, the Company canceled the said agreement. As a result of    the cancellation of the agreement the Company recognized the remaining deferred  revenue balance (of the initial NIS 1,111 thousands) amounting to NIS 370 thousands. In addition, since almost all of the products relating to the remaining additional advance payments received in 2010 and 2011 totaling NIS 875 thousands were never delivered to the Customer (excluding a few units relating to an immaterial advance payment), the said advance payments  were recorded to Other Income, Net.

The following is data from financial statements relating to the transaction with the Customer:

	Nine months ended September 30		Year ended December 31, 2013
	2014	2013
Revenue	370	139	185
Other income, net	875
Current liabilities - presented in the statements of financial position within “account payables”		185	185
Long-term liabilities - presented in the statements of financial position within “long-term prepaid income”		1,214	1,167

MEDIGUS LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2014
(UNAUDITED)

NOTE 6 - TRANSACTIONS WITH RELATED PARTIES:

a.	Transactions with related parties:

	Nine months ended September 30		Year ended December 31, 2013
	2014	2013
Expenses -
Preparation of patents	421	327	427

b.
The amount of compensation to key management personnel for employment services they provide to the Group (including the value of benefit in granted options) in the 9- and 3-month periods ended September 30, 2014 was NIS 1,935 thousand and NIS 516 thousand, respectively (in the 9- and 3-month periods ended September 30, 2013, NIS 1,749 thousand and NIS 977 thousand, respectively, and in the year 2013 – NIS 2,498 thousand).

c.
On February 27, 2014, early notification was received from the Global VP Operations of the Company, who was a key management personnel and one of the controlling shareholders, on his resignation from his position with the Company, which became effective on May 31, 2014. As part of his retirement terms he received NIS 115 thousands as a retirement grant. In addition, he was paid a bonus of NIS 400 thousands for achieving the targets set by the Board of Directors.

d.
On March 24, 2014 and March 27, 2014, the Audit Committee and the Board of Directors of the Company, respectively, approved continuing the contractual engagement of the Company for additional 3 years under an agreement to receive services for the preparation and registration of patents by Esther and Kfir Luzzatto, through companies they control.

e.
On May 26, 2014 and May 29, 2014, the Compensation Committee and the Board of Directors of the Company, respectively, approved, subject to authorization by the meeting of the Company’s shareholders, amending the employment agreement of Menashe Sonnenschein, the Company’s Chief  Technology Officer (CTO) and a controlling shareholder in the Company (hereinafter: “Sonnenschein”, the “Employment Agreement” or the “Agreement”, respectively). Likewise, it was approved that as of June 1, 2014, Mr. Sonnenschein will serve as the Company’s VP Israel Operations instead of Chief Technology Officer. Following are the main provisions of the Agreement:

1)	The gross monthly salary payable to Mr. Sonnenschein is approximately NIS 38.5 thousand (instead of NIS 28 thousand).

2)
Mr. Sonnenschein will be entitled to the use of a vehicle, mobile telephone and laptop computer, with the Company bearing all of their maintenance costs. Value of the use of the vehicle will be charged to Mr. Sonnenschein in accordance with the law.

MEDIGUS LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2014
(UNAUDITED)

NOTE 6 - TRANSACTIONS WITH RELATED PARTIES (continued):

3)
The Agreement is for a 36-month period commencing on the authorization date of the amendment by the meeting of the Company’s shareholders. However, each party may end the Agreement at any time, with a 60 day advance notice.

4)
The Company will consider paying Mr. Sonnenschein an annual bonus of up to 20% of his gross annual salary and no more than NIS 92.5 thousand, for meeting targets as to be set by Mr. Sonnenschein’s direct supervisor and the Company’s Board of Directors, all subject to obtaining all authorizations required by law.

f.
On June 30, 2014, 60,000 options (Series 4), 200,000 options (Series 6) and 62,500 options (Series A) forfeited and 62,500 options (Series A) expired , due to the termination of the employment of the Company’s Global VP Operations (see c. above).

g.	On July 7, 2014, the general meeting of the Company's shareholders approved:

1)	Increasing the maximum annual bonus in 2014 to the Company’s CEO from US $110 thousand to US $150 thousand.

2)	Amending the employment agreement of Mr. Sonnenschein (see e. above).

3)	Including Mr. Sonnenschein and Mr. Aviel Roy Schapira, who are among the controlling shareholders of the Company, in an employee equity-based compensation plan (see Note 7d).

h.	See Note 7d regarding options granted to controlling shareholders and officers.

i.	See Note 7e regarding shares and warrants issued to the Company’s controlling shareholder.

MEDIGUS LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2014
(UNAUDITED)

NOTE 7 - EQUITY:

a.
On March 20, 2014, 18,000 options (Series 4), 40,000 options (Series 6) and 25,000 options     (Series A) forfeited and 25,000 options (Series A) expired, due to the termination of the employment of a Company employee.

b.
On May 2, 2014, 60,000 options (Series 6), 52,500 options (Series A) and 126,667 options     (Series B) forfeited and 20,000 options (Series 6), 52,500 options (Series A) and 63,333 options (Series B) expired, due to the termination of the employment of a Company employee.

c.	See Note 6f regarding forfeiture and expiration of options on June 30, 2014.

d.
On March 24, 2014 and May 26, 2014, the Compensation Committee, and on May 29, 2014 the Company’s Board of Directors, authorized the allotment of 3,410,000 options (Series D), of which 1,230,000 options (Series D) were allotted to Company officers who are not controlling shareholders, and 310,000 options (Series D) to officers who are controlling shareholders of the Company. Each option is convertible into one ordinary share of the Company of NIS 0.01 par value at the exercise price of NIS 0.537, linked to the Israel consumer price index, as set out in the plan.

Accordingly, on July 17, 2014, 3,380,000 options (Series D) were allotted.

The fair value of all the 3,380,000 allotted options is approximately NIS 610 thousand. The options vest in four equal tranches, after one, two, three and four years from their grant date and they expire at the end of 6 years from grant date. Calculation of fair value was  made and based on the following assumptions: quoted share price of NIS 0.482, standard deviation of 39.65%, risk-free interest rate of 1.90%, no dividend expectation, and expected period to exercise of 6 years.

e.
On August 21, 2014 and August 26, 2014, the Company allotted in a private issue, a total of 85,271,536 ordinary shares of the Company, and also a total of 34,108,614 warrants (Series E) for the purchase of an additional 34,108,614 shares for total cash consideration of approximately NIS 39 million. Each warrant (Series E) is exercisable at an exercise price of NIS 0.627 per share during the 36 months following the allotment.

21,847,610 warrants (Series E) of the warrants which were issued  may, under certain circumstances,  also be exercised via a cashless exercise mechanism, whereby the number of shares equal to the exercise premium in cash will be deducted from the number of shares to be issued upon exercise of the warrant.  In addition, the number of warrants outstanding will be adjusted to certain events specified in the warrant agreement (such as: dividends, distribution bonus shares, etc.)

MEDIGUS LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2014
(UNAUDITED)

NOTE 7 - EQUITY (continued):

In accordance with International Accounting Standard 32: “Financial Instruments: Presentation”, these warrants are a “financial liability”, which was classified in the statement of financial position as a non-current liability among “warrants at fair value”. In addition, as the aforementioned liability is a non-equity derivative financial instrument, it is classified and measured in accordance with International Accounting Standard 39: "Financial Instruments: Recognition and Measurement" as a financial liability at fair value through profit or loss.

The remainder of the warrants which do not have a cashless exercise mechanism were classified as an equity instrument.

Of the securities issued 7,663,109 shares and  3,065,244 warrants (Series E) were issued to OrbiMed Israel Partners Limited Partnership, which is  one of the controlling shareholders of the Company.

The immediate proceeds (gross) from the allotment of all the aforementioned securities amounted to NIS 39 million.

Net proceeds from the issuance, net of cash issuance expenses, amounted to approximately NIS 36 million.

The fair value of 21,847,640 warrants which were allotted on August 21, 2014 is approximately NIS 1,289 thousand. Calculation of fair value is made and based on the following assumptions: quoted share price on August 21, 2014 of NIS 0.434, standard deviation of 51.8%, risk-free interest rate of 1.06%, no dividend expectation, and expected period to exercise of 3 years.

The fair value of 12,260,974 warrants which were allotted on August 26, 2014 is approximately NIS 2,429 thousand. Calculation of fair value is made and based on the following assumptions: quoted share price on August 26, 2014 of NIS 0.446, standard deviation of 51.8%, risk-free interest rate of 0.96%, no dividend expectation, and expected period to exercise of 3 years.

The gross proceeds were allocated as follows: first to the fair value of the warrants classified as financial liabilities at fair value through profit or loss and the remainder was allocated between shares and warrants classified as equity in accordance with their relative fair values.

MEDIGUS LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2014
(UNAUDITED)

NOTE 7 - EQUITY (continued):

Issuance expenses were allocated to equity and liability in proportion with  the allocation of the proceeds, as detailed below:

	EQUITY		LIABILITIES
	Ordinary share capital and share premium	Warrants	Warrants	Total
	NIS in thousands
Proceeds gross	35,288	1,258	2,355	38,901
Issuance expenses	(2,830)	(101)	*(189)	3,120
Proceeds net	32,458	1,157	2,166	35,781

*	The issuance expenses in the amount of NIS 189 thousand which were allocated to the warrants classified as a financial liability were charged directly to profit or loss.

Under the terms of the securities purchase agreements, the Company undertook to establish a level 2 American Depository Receipt Facility, or ADR Facility, including the listing of ADRs representing ordinary shares on the NASDAQ or the New York Stock Exchange (NYSE) within seven months of the closing date, or to take all necessary actions in order to permit resale by the investors of their shares (including the shares underlying the warrants) on the TASE by publishing a prospectus or a shelf offering report with the Israeli Securities Authority and the TASE.

The Company will be required to pay liquidated damages by the seven month anniversary of the closing date unless the Company either (i) has a registration statement which permits the investors to sell their shares without restriction or limitation in the United States or (ii) has removed all lock-up restrictions on the trading of the investors' shares (including the shares underlying the warrants) in Israel by filing a prospectus or a shelf offering.  The liquidated damages are payable in cash equal to 2.0% of the aggregate consideration of the investor’s shares and warrants still held by the investors and still subject to any lock up period under Israeli securities laws (which lock up period would otherwise be released by the Company taking either of such actions as set forth above) on every 30th day following the failure to comply with either of the above two requirements. In any event, liquidated damages cannot be more than 24% in total of the overall proceeds paid to the Company by the applicable investor (hereinafter - the “Agreed Compensation”). In the event the Company fails to meet the condition of paying the Agreed Compensation, the aforementioned amounts will bear monthly interest of 1.5%.

Pursuant to the aforesaid obligation to release the shares and the warrant shares from lockup, the Company filed a draft registration statement with the Securities and Exchange Commission on November 17, 2014.

In the Company’s estimation, which was not changed throughout the period commencing the closing date and until date of approval of these financial statements, the fair value of the liability related to possible payment of liquidated damages by the Company, as above, throughout the said period, was negligible.

MEDIGUS LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2014
(UNAUDITED)

NOTE 7 - EQUITY (continued):

f.	On October 30, 2014, 210,000 options (Series 4) expired at the end of six years from their grant date.

g.	On November 3, 2014, 342,000 options (Series 4) expired at the end of six years from their grant date.

h.	On January 1, 2015, 100,000 options (Series 6) and 93,750 options (Series A) forfeited and 31,250 options (Series A) expired, due to cessation of service as director of the Company.

NOTE 8 - FINANCIAL INSTRUMENTS AND FINANCIAL RISKS:

a.	Fair value disclosure

The assets held by the Company in level 1 on September 30, 2014 are listed securities, which serve as held-for-trading investment, and total NIS 7,996 thousand (September 30, 2013: NIS 7,967 thousand, December 31, 2013: NIS 7,958 thousand).

The Company’s financial liability at fair value through profit or loss included in level 3 on September 30, 2014 is the obligation for warrants issued to investors and totals NIS  2,570 thousand as of September 30, 2014 (September 30, 2013: NIS 6,911 thousand (level 2), December 31, 2013: NIS 1,678 thousand (level 2)).

b.	Fair value measurements using significant unobservable inputs (level 3):

30 September 2014	Warrants
Opening balance at 1 January	--
Issue of warrants (see note 7e)	2,355
Transfer to Level 3*	2,317
Profits recognized in profit or loss	(2,102)
Closing balance at 30 September	2,570

Total unrealized profits for the period included in profit or loss for assets held at the end of the reporting period	2,102

MEDIGUS LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2014
(UNAUDITED)

NOTE 8 - FINANCIAL INSTRUMENTS AND FINANCIAL RISKS (continued):

In 2014, the Group transferred warrants from level 2 to level 3 due to the fact that during the second  quarter of 2014 the Company commenced using a standard deviation parameter that was calculated based on historical share market prices instead of current standard deviation embedded in the market price of traded warrants.

The standard deviation used to calculate the fair value of warrants (Series Orbimed) is 38.2%. If the change in standard deviation for that warrants shifted +/- 5%, the impact on profit or loss would be NIS 36 thousands. The higher the standard deviation, the higher the fair value.

The standard deviation used to compute the fair value of  warrants (Series E) is 51.3%. If the change in standard deviation for that warrants shifted +/- 5%, the impact on profit or loss would be NIS 173 thousands. The higher the standard deviation, the higher the fair value.

Fair value of financial assets and liabilities measured at depreciated cost

The carrying amounts of financial assets and liabilities listed below approximate their fair value as the effect of the discount is not material:

▪	Cash and cash equivalents

▪	Short-term deposits

▪	Trade and other receivables

▪	Trade and other payables

c.	Financial risk management

The Group’s activities expose it to a range of financial risks: market risks (including currency risks, fair value risk for interest rates, cash flow risks for interest rates and price risk), credit risks and liquidity risks.

As mentioned above, the interim financial information does not include information and disclosures required in annual financial statements, including those related to financial risk management by the Group, and the financial information for the interim period should be read together with the 2013 annual financial statements and its accompanying notes.

No significant changes have taken place in the Group’s financial risk management policy disclosed in the 2013 annual financial statements.

MEDIGUS LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2014
(UNAUDITED)
NOTE 9 - SUBSEQUENT EVENTS:

a.	See Note 7f-h regarding the forfeiture and expiration of options.

b.	See Note 7e regarding filling a draft registration statement with the Securities and Exchange Commission.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders of

MEDIGUS LTD.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of loss and other comprehensive loss, of changes in equity and of cash flows present fairly, in all material respects, the financial position of  Medigus Ltd  and its subsidiary (the "Group"). at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management and Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based upon our audits, the consolidated statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2013 and 2012, and the consolidated results of its operation and its cash flow for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards

/s/ Kesselman & Kesselman
Tel-Aviv, Israel	Kesselman & Kesselman
January 18, 2015	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

 Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel,
 P.O Box 50005 Tel-Aviv 6150001  Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31
	Note	2013	2012
		NIS in thousands
A s s e t s

CURRENT ASSETS:
Cash and cash equivalents	5	23,926	1,312
Short-term deposits	6	8,073
Financial assets at fair value through profit or loss	7	7,958	1,080
Financial asset available for sale			339
Accounts receivable:	8
Trade		248	319
Other		1,604	731
Inventory	2(i),9	1,060	1,370
		42,869	5,151

NON-CURRENT ASSETS:
Inventory	9	848
Property and equipment	10	1,153	1,170
Intangible assets	10	330	358
		2,331	1,528

TOTAL ASSETS		45,200	6,679

Date of approval of the financial statements: January 18, 2015

/s/ Nissim Darvish	/s/ Christopher Rowland	/s/ Oded Yatzkan
Dr. Nissim Darvish Chairman of the Board	Christopher Rowland Chief Executive Officer	Oded Yatzkan Chief Financial Officer

The accompanying notes are an integral part of the consolidated financial statements.

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31
	Note	2013	2012
		NIS in thousands

Liabilities and equity

CURRENT LIABILITIES -
Accounts payable and accruals:	12
Trade		528	230
Other		2,852	1,933
		3,380	2,163

NON-CURRENT LIABILITIES:
Warrants at fair value	13	1,678
Long-term advanced payments	14(b)	1,167	1,353
Retirement benefit obligation, net		225	225
		3,070	1,578

COMMITMENTS	14

TOTAL LIABILITIES		6,450	3,741

EQUITY:	15
Ordinary share capital		1,646	902
Share premium		138,378	93,925
Other capital reserves		4,131	6,088
Warrants		1,671	3,910
Accumulated deficit		(107,076)	(101,887)
TOTAL EQUITY		38,750	2,938

TOTAL LIABILITIES AND EQUITY		45,200	6,679

The accompanying notes are an integral part of the consolidated financial statements.

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

		For the Year Ended December 31
	Note	2013	2012	2011
		NIS in thousands

REVENUES		2,498	2,999	1,796
COST OF REVENUES	17	1,126	1,161	808
GROSS PROFIT		1,372	1,838	988
RESEARCH AND DEVELOPMENT EXPENSES, NET	17	8,180	7,752	9,031
SELLING AND MARKETING EXPENSES	17	3,234	1,784	1,179
ADMINISTRATIVE AND GENERAL EXPENSES	17	6,877	4,694	4,802
OTHER INCOME, NET	18	666	214	221
OPERATING LOSS		(16,253)	(12,178)	(13,803)
PROFIT FROM CHANGE IN FAIR VALUE OF WARRANTS ISSUED TO INVESTORS	13	11,544
FINANCING EXPENSES IN RESPECT OF DEPOSITS AND EXCHANGE DIFFERENCES		(182)	(61)	(18)
FINANCING EXPENSES IN RESPECT OF BANK COMMISSIONS		(213)	(100)	(102)
FINANCING EXPENSES, NET		(395)	(161)	(120)
LOSS BEFORE TAXES ON INCOME		(5,104)	(12,339)	(13,923)
DEFERRED TAX BENEFIT (TAXES ON INCOME)	11	(85)	85
LOSS FOR THE YEAR		(5,189)	(12,254)	(13,923)

OTHER COMPREHENSIVE INCOME (LOSS):
Amounts which will not be reclassified to profit or loss -
re-measurement of net liabilities for employee benefits			33	133

Amounts which may be subsequently reclassified to profit or loss:
Revaluation of financial asset available for sale, net of tax			254
Transfer of capital reserve in respect of financial asset available for sale to statement of loss, net of tax		(254)
OTHER COMPREHENSIVE INCOME (LOSS) FOR THE YEAR, NET OF TAX		(254)	287	133

TOTAL COMPREHENSIVE LOSS FOR THE YEAR		(5,443)	(11,967)	(13,790)

		NIS

BASIC AND DILUTED LOSS PER SHARE	19	(0.04)	(0.14)	(0.18)

WEIGHTED AVERAGE OF ORDINARY SHARES (IN THOUSANDS)		130,199	86,984	75,151

The accompanying notes are an integral part of the consolidated financial statements.

(Continued) - 1
MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributed to the owners of the company
	Note	Ordinary shares	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Warrants	Accumulated deficit	Total equity
		NIS in thousands
BALANCE AS OF JANUARY 1, 2011		734	80,241	3,178	1,145	2,072	(75,876)	11,494
COMPREHENSIVE LOSS:
Loss for the year							(13,923)	(13,923)
Other comprehensive income for the year							133	133
TOTAL COMPREHENSIVE LOSS FOR THE YEAR							(13,790)	(13,790)
TRANSACTIONS WITH SHAREHOLDERS:
Proceeds from issuance of shares	15b	101	8,011					8,112
Proceeds from issuance of warrants	15b					812		812
Options granted to employees and service providers	15c			425				425
Forfeiture of options	15c		73	(73)
Amount carried to capital reserve as a result of transaction with controlling shareholders	20d				273			273
TOTAL TRANSACTIONS WITH SHAREHOLDERS		101	8,084	352	273	812		9,622
BALANCE AS OF DECEMBER 31, 2011		835	88,325	3,530	1,418	2,884	(89,666)	7,326

(Continued) - 2
MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Equity attributed to the owners of the company
	Note	Ordinary shares	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Capital reserve from financial asset available for sale	Warrants	Accumulated deficit	Total equity
		NIS in thousands

BALANCE AS OF JANUARY 1, 2012		835	88,325	3,530	1,418		2,884	(89,666)	7,326
COMPREHENSIVE LOSS:
Loss for the year								(12,254)	(12,254)
Other comprehensive income for the year						254		33	287
TOTAL COMPREHENSIVE LOSS FOR THE YEAR						254		(12,221)	(11,967)

TRANSACTIONS WITH SHAREHOLDERS:
Proceeds from issuance of shares	15B	67	5,487						5,554
Proceeds from issuance of warrants	15B						1,026		1,026
Options granted to employees and service providers	15C			505					505
Forfeiture of options	15C		113	(113)
Amount carried to capital reserve as a result of transactions with controlling shareholders	20D				494				494
TOTAL TRANSACTIONS WITH SHAREHOLDERS		67	5,600	392	494		1,026		7,579
BALANCE AS OF DECEMBER 31, 2012		902	93,925	3,922	1,912	254	3,910	(101,887)	2,938

(Concluded) - 3

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Equity attributed to the owners of the company
	Note	Ordinary shares	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Capital reserve from financial asset available for sale	Warrants	Accumulated deficit	Total equity
		NIS in thousands
BALANCE AS OF JANUARY 1, 2013		902	93,925	3,922	1,912	254	3,910	(101,887)	2,938
COMPREHENSIVE LOSS:
Loss for the year								(5,189)	(5,189)
Other comprehensive loss for the year						(254)			(254)
TOTAL COMPREHENSIVE LOSS FOR THE YEAR						(254)		(5,189)	(5,443)

TRANSACTIONS WITH SHAREHOLDERS:
Proceeds from issuance of shares	15B3, 15B5	744	38,191						38,935
Proceeds from issuance of warrants	15B						1,671		1,671
Options granted to employees and service providers	15C			511					511
Forfeiture and expiration of options and warrants	15,C		6,262	(2,352)			(3,910)
Amount carried to capital reserve as a result of transactions with controlling shareholders	20D				138				138
TOTAL TRANSACTIONS WITH SHAREHOLDERS		744	44,453	(1,841)	138		(2,239)		41,255
BALANCE AS OF DECEMBER 31, 2013		1,646	138,378	2,081	2,050	-	1,671	(107,076)	38,750

The accompanying notes are an integral part of the consolidated financial statements.

(Continued) - 1
MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31
	2013	2012	2011
	NIS in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
CASH FLOWS USED IN OPERATING ACTIVITIES (see Appendix)	(22,606)	(6,219)	(9,529)
INTEREST RECEIVED	59	202	416
NET CASH USED IN OPERATING ACTIVITIES	(22,547)	(6,017)	(9,113)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(298)	(384)	(127)
Investment in intangible assets	(77)		(164)
Investment in short-term deposits, net	(8,422)
Net cash used in investing activities	(8,797)	(384)	(291)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares and warrants, note 15b	53,828	6,580	8,924
Net cash flows generated from financing activities	53,828	6,580	8,924

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	22,484	179	(480)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,312	1,183	1,664
GAINS (LOSSES) FROM EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	130	(50)	(1)
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	23,926	1,312	1,183

(Concluded-2)
MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

APPENDIX TO THE STATEMENTS OF CASH FLOWS:

	For the year ended December 31
	2013	2012	2011
	NIS in thousands
NET CASH ABSORBED BY OPERATING ACTIVITIES:
Loss for the year before taxes on income	(5,104)	(12,339)	(13,923)
Adjustment in respect of:
Profit on change in the fair value of warrants issued to investors	(11,544)
Losses (gains) from exchange differences on cash and cash equivalents	(130)	50	1
Losses (gains) on change in the fair value of financial instruments at fair value through profit or loss	(278)	(14)	190
Revaluation of and exchange differences on short-term deposits	349
Interest received	(59)	(202)	(416)
Depreciation	315	370	244
Amortization of intangible assets	105	103	96
Amounts charged in respect of options granted to employees and service providers	511	505	425
Amounts carried to capital reserves as a result of transactions with controlling shareholders	138	494	273

CHANGES IN OPERATING ASSET AND LIABILITY ITEMS:
Liability for employee benefits, net		68	9
Decrease (increase) in accounts receivable :
Trade	71	1	(279)
Other	(873)	535	(596)
INCREASE (DECREASE) IN ACCOUNTS PAYABLE AND ACCRUALS :
Trade	298	(436)	114
Other	733	(329)	(119)
DECREASE (INCREASE) IN INVENTORY	(538)	(1,314)	191
NET SALES (ACQUISITIONS) OF FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	(6,600)	6,289	4,261
NET CASH USED IN OPERATIONS	(22,606)	(6,219)	(9,529)

The accompanying notes are an integral part of the consolidated financial statements.

MEDIGUS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -GENERAL:

a.
Medigus Ltd. (hereinafter – the “Company") together with its subsidiary (hereinafter – the “Group") is a medical device group specializing in developing innovative endoscopic procedures and devices. To date most of the Group's research and development activities have been focused in the development of the MUSE endoscopy system (hereinafter - “MUSE”) (formerly called SRS) for the treatment of gastroesophageal reflux disease (GERD), which is one of the most common chronic diseases in the western world.  In addition, the Group uses the technological platform it developed for the purpose of developing additional special endoscopy-based systems and products and endeavors to enter into agreements and/or joint ventures with companies in the medical device industry. To date, the MUSE product has not generated significant revenues and most of the Group's revenues arise from sales of miniature cameras and related equipment, which it develops and manufactures and which are used in endoscopic procedures.   For information as to the Group’s reportable segments, principal geographical markets and major customers, see Note 16.

In addition, the Company has FDA approval to market the MUSE endoscopy system in the USA, and it continues negotiations to market the main product and sell miniature cameras for endoscopic devices and other endoscopy instruments, which can serve as a source of future revenues.

The Company’s shares are listed on the Tel Aviv Stock Exchange Ltd.  The Company was incorporated in Israel on December 9, 1999 and is resident in Israel.  The address of its registered office is P.O. Box 3030, Omer, 84965.

b.	On October 2013 the Company's wholly owned company in the USA - Medigus USA LLC (hereinafter - the “subsidiary”) commenced business activities.

On October 1, 2013, the Company and the subsidiary entered into an agreement where the subsidiary provides services to the Company in consideration for reimbursement of direct costs plus a reasonable premium. It is noted that the CEO is employed directly by the subsidiary.

c.	During the year ended December 31, 2013 and at this date the Company had a total comprehensive loss and accumulated loss of NIS 5,443 thousand and NIS 107,076 thousand, respectively.

As of December 31, 2013 the Company had positive working capital of NIS 39,489 thousand.

Based on the projected cash flows prepared by the Company, which is based on estimated future revenues and which takes into account the Company’s estimate of  its projected expenses and its cash balances and financial assets at fair value through profit and loss as of December 31, 2013, the Company is of the opinion that it has the ability to continue advancing its activities including the development, manufacture and marketing of its products for a period of at least 12 months from the date of approval of these financial statements.

MEDIGUS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis for preparation of the financial statements:

The Group's financial statements as of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013, are in compliance with International Financial Reporting Standards, which are standards and interpretations thereto issued by the International Accounting Standard Board (hereinafter - the “IFRS Standards”).

In connection with the presentation of these financial statements it is noted as follows:

1)
The significant accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

2)
The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires the Group's management to exercise its judgment in the process of applying the Group’s accounting policies. Areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 3.  Actual results may differ materially from estimates and assumptions used by the Group's management.

3)	The Group’s operating cycle is 12 months.

4)	The Group analyzes the expenses recognized in the consolidated statement of loss and other comprehensive loss using a classification method based on the expenses' operating characteristic.

b.	Subsidiary

Subsidiary is an entity over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The subsidiary is fully consolidated.

Inter-company transactions and balances as well as revenues and expenses relating to intercompany transactions have been eliminated.

Accounting policies of the subsidiary are those of the Group's and have been consistently applied.

c.	Translation of foreign currency balances and transactions:

1)	The functional currency and the presentation currency

Items included in the financial statements of each of the companies in the Group have been prepared in the currency of the principal economic environment in which it operates (hereinafter – "the functional currency"). The consolidated financial statements are presented in New Israel Shekels, which is the Company's functional and presentation currency, and rounded to the nearest thousand. The subsidiary's functional currency is US Dollar.

MEDIGUS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES:

Following are the changes of the exchange rate of the US Dollar (hereinafter-“dollar”) and the Israeli Consumer Price Index for the periods reported:

	Exchange rate of the dollar	Israeli consumer price index*
At year end:
2013	3.471	124.57
2012	3.733	122.35
2011	3.821	120.38
Percent increase (decrease) during the year:
2013	(7.02)	1.82
2012	(2.30)	1.64
2011	7.66	2.17

* According to the index for the month ending on the date of each statement of financial position, using an average basis of 2002 =100.

2)	Transactions and balances

Transactions made in a currency which is different from the functional currency ("foreign currency") are translated into the functional currency using the exchange rates prevailing at the dates of the transactions.  Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at the end-of-year exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in income or loss.

3)	Gains and losses from changes in exchange rates are presented in the statement of comprehensive loss among "Financing expenses in respect of deposits and exchange differences".

4)	Translation of financial statements of Group companies The results and financial position of a subsidiary are translated into the presentation currency as follows:

(a)	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

(b)	Income and expenses for each income statement are translated at exchange rates prevailing on the transaction dates;

(c)	All resulting exchange differences are recognized in other comprehensive loss.

MEDIGUS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued):

d.	Property and equipment

Property and equipment are initially recognized at acquisition cost. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to income or loss during the financial period in which they are incurred.

Property and equipment is recognized at cost less accumulated depreciation.

Depreciation on assets is calculated using the straight line method of depreciation, in order to depreciate their cost to residual value over their estimated useful life as follows:

Machinery and equipment	6 – 10 years (primarily 10)
Furniture	7 – 14 years
Computers	3 years

Leasehold improvements are depreciated using the straight line method over the shorter of the term of the lease or the estimated useful lives of the improvements:

The assets’ residual values, their useful lives and the depreciation method are reviewed, and adjusted if appropriate, at the end of each year.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (see f. below).

Gains and losses on disposals are determined by comparing the net proceeds with the carrying amount and are recognized within ‘Other income – net’ in the statement of comprehensive loss.

e.	Intangible assets:

1)	Computer programs

Licenses to use purchased computer programs are capitalized on the basis of the costs incurred in their purchase and preparation for use of the specific program. These costs are depreciated using the straight line method over the estimated useful life of these licenses (three years).

Costs connected with the maintenance of computer programs are recognized as expenses when incurred.

2)	Research and development

Research costs are recognized as an expense when it is incurred.  Development costs incurred in respect of design and testing of new or improved products are recognized as intangible assets when the following criteria are met:

•	It is technically feasible to complete the intangible asset so that it will be available for use;

•	Management intends to complete the intangible asset and use or sell it;

•	There is an ability to use or sell the software product;

MEDIGUS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued):

•	It can be demonstrated how the intangible asset will generate probable future economic benefits;

•	Adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and

•	The expenditure attributable to the intangible asset during its development can be reliably measured.

Other development costs that do not meet these criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Capitalized development costs are presented as intangible assets, and are amortized from the time when the asset is available for use, meaning when it is in the place and condition intended by management, using the straight line method, over its useful life.

Development assets which are capitalized and not yet available for use are tested annually for impairment in accordance with the provisions of IAS 36 - “Impairment of Assets” (see f below).

Commencing on January 1, 2010 the Company started capitalizing some of the development costs in light of its entering into a multi-year agreement with a customer, see also note 14(b).

Capitalized development costs are amortized using the straight line method over the term of the agreement.

Regarding judgments relating to capitalization of development costs, see also note 3.

f.	Impairment of non-monetary assets

Non-monetary assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.  The recoverable amount is the higher of an asset’s fair value less selling costs and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels of identifiable cash flows (cash-generating units).  Non-monetary assets, other than goodwill, that were impaired are reviewed for possible reversal of the impairment recognized at each statement of financial position date.

g.	Government grants

Government grants are recognized at their fair value when there is reasonable assurance that they will be received and the Group will comply with all the attached conditions.

A forgivable loan received from the government is accounted for as a government grant when there is reasonable assurance that the Group will comply with the conditions for forgiveness of the loan.

Government grants relating to costs are deferred and recognized in the income statement on a systematic basis over the period necessary to match them with the costs that they are intended to compensate.

MEDIGUS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued):

Government grants relating to intangible assets are included as a reduction of the carrying amount of the related assets and are carried to income by way of crediting as reduced amortization over the expected lives of the related assets.

Grants received from the Office of the Chief Scientist in the Ministry of Industry, Trade and Labor (hereinafter - the “Chief Scientist”), as participation in research and development performed by the Company (hereinafter - “Scientist Grants”) are classified as “forgivable loans” as set out in International Accounting Standard 20 “Accounting for Government Grants and Disclosing the Government’s Assistance” (hereinafter -“IAS 20”).

Chief Scientist grants received after January 1, 2009 are recognized and measured in accordance with IAS 39. If on the date on which the right for the Chief Scientist grant is established (hereafter – "the entitlement date") the Group’s management concludes that it is not reasonably assured that the Chief Scientist grant to which entitlement has been established, will not be repaid, the Group recognizes a financial liability on that date, which is accounted for under the provisions of IAS 39 regarding financial liabilities measured at amortized cost. The difference between the received grant and the fair value of the said financial liability at date of initial recognition is treated as a government grant recognized in comprehensive loss as a reduction of research and development expenses.

In the event that on entitlement date the Group’s management concludes that there is reasonable assurance that the Chief Scientist grant which was received will not be repaid, the grant is carried to income at that date as a reduction of research and development expenses. If in subsequent periods Group’s management concludes for the first time that there is no reasonable assurance that the Chief Scientist grant received will not be repaid, the Group recognizes on that date a financial liability against income or loss. The aforementioned financial liability is accounted for in accordance with the provisions set out in IAS 39 regarding financial liabilities measured at amortized cost.

Over all of the reporting periods presented, the Company has concluded that, with respect to all of the grants received from the Chief Scientist, there is reasonable assurance that the grants received will not be repaid, therefore the grants were carried to income as reduction of research and development expenses.

h.	Financial instruments:

1)	Classification

a)	Financial assets at fair value through profit or loss.

This category includes financial assets held for trading. A financial asset is classified to this category if it is purchased primarily for the purpose of selling in the short-term.

MEDIGUS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued):

b)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted on an active market. These assets are classified as current assets, except for maturities longer than 12 months after the date of the statement of financial position which are classified as non-current assets. The Group’s loans and receivables are included in “other receivables”, "short-term deposits" and “cash and cash equivalents” in the statement of financial position (see also sections j and k below).

c)    Available for sale financial assets

Available for sale financial assets are non-derivatives which are not classified in any of the other categories. They are classified as non-current assets, unless management intends to dispose of them within a period of up to 12 months from the date of the statement of financial position, in which case they are classified as current assets.

The Group classifies its financial liabilities to the following categories: financial liabilities at fair value through profit or loss and financial liabilities at amortized cost. The Group’s management determines the classification of financial liabilities upon initial recognition.

i)	Financial liabilities at fair value through profit or loss.

Warrants allotted to Orbimed with a cashless exercise mechanism. In accordance with International Accounting Standard 32: “Financial Instruments: Presentation”, these warrants are a “financial liability”. As the aforementioned liability is a non-equity derivative financial instrument, it is classified in accordance with IAS 39 as a financial liability at fair value through profit or loss, which is measured at its fair value at each date of the statement of financial position, with changes in the fair value carried to profit or loss.

ii)	Financial liabilities at amortized cost

Trade payables and financial liabilities included in "other liabilities" are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

2)	Recognition and measurement

Regular purchases and sales of financial assets are recorded at the date of the settlement which is the date on which the asset was delivered to the Group or delivered from the Group.

Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss.  Financial assets measured at fair value through profit or loss are initially recognized at fair value and transaction costs are charged to income or loss. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership associated with these assets.  Available for sale financial assets and financial assets at fair value through profit or loss are measured in subsequent periods at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

MEDIGUS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued):

Gains or losses arising from the changes in the fair value of financial assets at fair value through profit or loss are presented in the statement of comprehensive loss among “other income - net” in the period in which they were incurred.

Gains or losses from the changes in fair value of available for sale financial assets are recognized in other comprehensive income, except for impairment losses, and exchange rate gains and losses on available for sale financial assets which constitute monetary assets, until the asset is written off.

When a financial asset available for sale is sold or impaired, the accumulated gain or loss, which was previously recognized in other comprehensive loss, is reclassified from equity to income or loss under “other income, net”.

As to methods for measurement of the Company’s financial instruments, see note 4.

3)
Offsetting financial assets

Financial assets and liabilities are offset and the net amounts are presented in the statement of financial position when there is a legally enforceable right to offset the recognized amounts, and there is an intention to remove the financial assets and liabilities on a net basis or  realize the asset and settle the liability simultaneously.

4)	Impairment of financial assets

The Group assesses at each date of the statement of financial position whether there is objective evidence that a financial asset or group of financial assets measured at depreciated cost or available for sale is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

i.	Inventory

Inventory is measured at the lower of cost or net realizable value.

The cost is determined on the basis of specific identification or on the “first in-first out” basis. Cost of purchased products and inventory in process includes costs of design, raw materials, direct labor, other direct costs and fixed production overheads.

Net realizable value is an estimated selling price in the ordinary course of business less applicable variable selling expenses.

MEDIGUS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued):

j.	Trade receivables

The balance of trade receivable includes amounts due from customers for merchandise sold or services rendered in the ordinary course of business. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as noncurrent assets

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for doubtful accounts (hereafter – "provision for impairment" or "provision for doubtful accounts"). As for the method used to determine the provision for impairment and accounting treatment applied thereto in subsequent periods, see g(4) above.

k.    Cash and cash equivalents

The consolidated statements of financial position and the consolidated statements of cash flows include cash and cash equivalents, which are short-term bank deposits with maturities of three months or less.

l.     Current and deferred taxes

Tax expenses for the reported years include deferred taxes. The taxes are recognized in the Statements of Loss and Other Comprehensive Loss, except for taxes relating to items carried to other comprehensive income, which are also recognized in other comprehensive income.

The Group recognizes deferred taxes using the liability method, for temporary differences between the amounts of assets and liabilities included in the financial statements, and the amounts for tax purposes. Deferred taxes are not recognized, if the temporary differences arise at the initial recognition of the asset or liability which at the time of the transaction has no effect on profit or loss, whether for accounting or tax reporting. The amount of deferred taxes is determined using the tax rates (and laws) that have been enacted or substantially enacted by the date of the statement of financial position and are expected to apply when the related deferred tax assets is realized or the deferred tax liabilities will be settled.

Deferred tax assets are recognized for temporary differences that are tax deductible, up to the amount of the differences that are expected to be utilized in the future, against taxable income.

Except as mentioned in Note 11, no deferred tax assets have been recorded in the Group’s books of accounts for current losses carried forward since it is not probable that the Group will be able to utilize those losses in the foreseeable future against taxable income.

MEDIGUS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued):

Deferred tax assets and liabilities are offset only if:

-	There is a legally enforceable right to offset current tax assets against current tax liabilities; and

-	Deferred income tax assets and liabilities relate to income taxes imposed by the same taxation authority on the same taxable entity.

In the event of a dividend distribution originating from tax exempted “benefited enterprises”, tax will be levied on the amount distributed using the tax rate that would have been applicable to Company had it not been exempted from tax. In the event of such a distribution, the amount of tax will be recognized as an expense in the statement of comprehensive loss.

m.	Employee benefits

Labor laws and agreements in Israel and normal practice of the Group require the Group companies to pay severance pay to employees dismissed, and in certain circumstances to employees retiring from their employment. Based on the different employment agreement the severance pay obligation of the Group’s companies is treated as a defined benefit plan for some of the employees and as a defined contribution plan for the rest.

As part of Group companies' defined benefit obligation to relevant employees, the amounts of benefits that such employees are entitled to receive upon retirement are based on the number of years of employment and the employee’s last monthly salary.

As part of Group companies’ defined contribution obligation to the remaining employees, Group companies pay fixed deposits into a separate and independent entity, so that the Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The retirement benefit obligation as recognized in the statement of financial position is the present value of the defined benefit obligation at the statement of financial position date, less the fair value of plan assets.  The defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit Method.

The present value of the obligation is determined by discounting expected future cash flows (after taking into account an expected rise in salaries), using interest rates of government bonds denominated in the currency in which benefits are to be paid, and that have terms to maturity approximating to the terms of the related severance pay obligations.

According to IAS 19 "Employee Benefits" (hereafter – "IAS 19") the discount rate used for calculating the actuarial obligation is determined by using the market return of high-quality corporate bonds on the date of the statement of financial position. However, IAS 19 indicates that in countries where there is no deep market in such bonds, the market rates on government bonds are used.

The interest rate used by the Group for the purpose of capitalizing the expected future cash flows in calculating the actuarial obligation was determined using the interest rates of high quality NIS-denominated government bonds, as Company's management believes that Israel does not have a deep market for corporate bonds.

MEDIGUS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued):

The Group recognizes re-measurements of the net obligation for defined benefits to other comprehensive income in the period in which they are incurred. These re-measurements arise as a result of changes in actuarial assumptions, difference between assumptions made in the past and actual results, and differences between the return on plan assets and the amounts included in net interest on net obligations for defined benefits.

Past service costs are recognized in the Statements of Loss and Other Comprehensive Loss on a current basis.

Amount funded for severance benefits are measured at fair value. The amounts funded are plan assets as defined by IAS 19, and therefore were offset from the balance of retirement benefit obligation for presentation purposes in the statement of financial position.

As mentioned above, the Group purchases insurance policies and pays contributions into pension and severance pay funds to fund its obligation under defined contribution plan. The contributions are recognized as an expense for employee benefits concurrently to receiving services from employees that entitle them for contributions.

1)	Vacation and recreation pay

Under the law each employee is legally entitled to vacation and recreation benefits, both calculated on an annual basis. The entitlement is based on term of employment. The Group records the obligation and expense for vacation and recreation pay based on the benefits that have been accumulated for each employee.

2)	Bonus plans

The Company recognizes the obligation and expense for bonuses when a contractual or constructive obligation exists. The obligation is recognized in the amount expected to be paid, to the extent that the Company can reliably estimate the amount expected to be paid.

n.	Share based payments

The Group operates several equity-settled share based compensation plans to employees and other service providers, under which the Group receives services from employees and service providers in return for equity instruments (options) of the Company. The fair value of the services received from employees and service providers in return for granting the options is recognized as an expense in the statement of comprehensive loss. The total amount charged as an expense is determined taking into consideration the fair value of the options granted:

▪	Taking into consideration performance conditions which are market conditions (e.g. the entity’s share price); and;

▪	Without considering service and performance conditions, which are non-market vesting conditions (e.g. meeting profit and sales targets and continued employment in the Company for a certain period).

Non-market vesting conditions are included among the assumptions used to estimate the number of options expected to vest. The total expense is recognized during the vesting period, which is the period over which all of the specified vesting conditions of the share-based payment are to be satisfied.

MEDIGUS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued):

At each date of the statement of financial position, the Group revises the estimates of the number of options that are expected to vest, based on non-market vesting conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

When the options are exercised, the Company issues new shares. The proceeds, less directly related transaction costs, are reflected in the share capital (at par value) and in share premium.

o.	Recognition of revenues

Group revenues are measured in accordance with the fair value of the consideration received or receivable in respect of sales supplied in the ordinary course of business. Revenues are presented net of V.A.T. returns, rebates and discounts.

The Group manufactures and sells contractual equipment - miniature cameras and/or auxiliary equipment, which were developed and manufactured by the Group. Group sales are made in accordance with an order and specific requests received from the customer. Most of the consideration for such sales is collected in advance.

Revenue from the sale of goods is recognized when all of the following conditions are met:

•	The Group transferred the significant risks and rewards of ownership of the goods to the purchaser;

•	The Group does not retain continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•
The amount of the revenues can be measured reliably. The amount of the revenue is not considered as being reliably measured until all the conditions relating to the transaction are met. The Group bases its estimates on past experience, considering the type of customer, type of transaction and special details of each arrangement.

•	It is probable that the economic benefits that are associated with the transaction will flow to the Group; and

•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

When multiple-element arrangements exist, the amount of revenue allocated to each element is based upon the relative fair values of the various elements. The fair values of each element are determined based on the current market price of each of the elements when sold separately.

p.	Leases

Lease agreements in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made in connection with operating leases are recognized in the Statements of Loss and Other Comprehensive Loss using the straight-line basis over the term of the lease.

MEDIGUS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued):

q.	Loss per share

As a general rule, calculation of the basic loss per share is based on the loss that is attributed to the shareholders holding ordinary shares, divided by the weighted average number of ordinary shares in issue during the period.

For purposes of the calculation of the diluted loss per share, the Group adjusts the loss that is attributed to the holders of the Company’s ordinary shares, and the weighted average number of ordinary shares in issue, to assume conversion of all of the dilutive potential shares.

The potential shares are taken into account only if their effect is dilutive (increases loss per share).

r.	New international financial reporting standards, amendments to standards and new interpretations:

i.	Standards and amendments to existing standards which are effective and mandatory for reporting periods commencing January 1, 2013:

IFRS 13- “Measurement of fair value”

IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs.

The Group applied IFRS 13 for the first time commencing January 1, 2013. The standard was applied prospectively. The first time application of IFRS 13 did not have a material impact on the measurement of items in the consolidated financial statements of the Group.

2)	Standards, amendments and interpretations to existing standards which are not yet effective and have not been early adopted by the Group

IFRS 9- “Financial instruments”

In July 2014, the IASB published the complete version of IFRS 9 which replaces the guidance in IAS 39. IFRS 9 has three classification categories for debt instruments: amortized cost, fair value through other comprehensive income (‘FVOCI’) and fair value through profit or loss (‘FVPL’). Classification under IFRS 9 for debt instruments is driven by the entity’s business model for managing the financial assets and whether the contractual cash flows represent solely payments of principal and interest (‘SPPI’). An entity’s business model determines whether the cash flows will result from collecting contractual cash flows, selling financial assets or both. If a debt instrument is held to collect, it may be classified as amortized cost if it also meets the SPPI requirement. Debt instruments that meet the SPPI requirement that are held in a portfolio where an entity both holds to collect assets’ cash flows and sells assets may be classified as FVOCI. Financial assets that do not contain cash flows that are SPPI must be measured at FVPL (for example, derivatives). Investments in equity instruments are always measured at fair value. However, management can make an irrevocable election to present changes in fair value in other comprehensive income, provided the instrument is not held for trading. If the equity instrument is held for trading, changes in fair value are presented in profit or loss.

MEDIGUS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued):

IFRS 9 also introduces a new model for the recognition of impairment losses – the expected credit losses (ECL) model, which differs from the currently applied incurred loss model, and which will require entities to record a loss equal to the 12-month ECL on initial recognition of financial assets that are not credit impaired (or lifetime ECL for trade receivables). IFRS 9 contains a ‘three stage’ approach which is based on the change in credit quality of financial assets since initial recognition. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted.

The Group did not apply any of the parts of IFRS 9; at this stage the Group is examining the potential effect of the standard on its financial statements and the timing of application.

IFRS 15- “Revenue from contracts with customers”

In May 2014, the IASB issued IFRS 15. The objective of the new revenue standard is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services, based on a five step model that includes the identification of the contract with the customer and the performance obligations in the contract, determination of the transaction price, allocation of the transaction price to the performance obligations in the contract and recognizing revenue when (or as) the entity satisfies a performance obligation. The revenue standard is effective for annual periods beginning on or after January 1, 2017. Early adoption is permitted.

The Group did not apply any of the parts of IFRS 15; at this stage the Group is examining the potential effect of the standard on its financial statements and the timing of application.

NOTE 3  - SIGNIFICANT JUDGMENTS:

a.	Development costs

Development costs are capitalized according to the accounting policies specified in Note 2D (2). Capitalization of those costs is based on management’s judgment that technological and economic feasibility exist, a situation which exists for the most part when a product development project reaches a milestone, or when the Company enters into agreement for the sale of know-how arising from the development. In determining amounts to be capitalized, management makes assumptions in relation to the future cash flows expected from the assets, discount rate to be used and expected benefit period.

b.	Government grants

Over all of the reporting periods presented, the Company has concluded that, with respect to all of the grants received from the Chief Scientist, there is reasonable assurance that the grants received will not be repaid, therefore the grants were carried to income as reduction of research and development expenses (see also Note 2G).

MEDIGUS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3  - SIGNIFICANT JUDGMENTS (continued):

c. Deferred tax assets

Based on management’s judgment, except as mentioned in Note 2, no deferred tax assets have been recorded in the Group’s books of accounts for current losses carried forward since it is not probable that the Group will be able to utilize those losses in the foreseeable future against taxable income.

NOTE 4  - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT:

a.	Financial risk management:

1)	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risks (including currency risks, fair value interest rate risk, cash flow interest rate risk and price risk), credit risks and liquidity risks. The Group's overall risk management plan focuses on the unpredictability of financial markets and seeks to minimize the potential adverse effects on the Group’s financial performance.

Risk management is performed by the finance department according to the policy authorized by the board of directors.

a)	Market risk:

(1)	Foreign exchange risk

The Company operates internationally and is exposed to foreign exchange  risks due to exposure to foreign currencies, primarily the U.S. Dollar. Foreign exchange risk arises from future commercial transactions, assets or liabilities denominated in foreign currency.

The Group’s policy to reduce the exposure to changes in exchange rates is based on maintaining, where possible, the balances of current monetary assets, according to the currency of the current liabilities.

As of December 31, 2013, if the functional currency of the Company had weakened/strengthened by 10% against the Dollar, with all other variables held constant, the loss for the year would have been lower/higher by NIS 749 thousand (2012- lower/higher by NIS 117 thousand, 2011- higher/lower by NIS 22 thousand), primarily as a result of foreign exchange gains/losses on cash and cash equivalents and short-term deposits.

(2)	Price risk

The Group has investments in financial instruments which are traded on the stock exchange, and are classified as financial assets at fair value through profit or loss; the Company is exposed to fluctuations in the price of the security based on stock exchange market prices.

MEDIGUS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

The following table summarizes the changes in fair value of financial instruments which are sensitive to changes in the price of traded securities:

	Profit from changes			Loss from changes
	10% increase in value	5% increase in value	Fair value December 31, 2013	5% decrease in value	10% decrease in value
	NIS in thousands
Government bonds	796	398	7,958	(398)	(796)

In accordance with directives of the Group’s investment committee, commencing April 2013, the Company realized its bond holding and invested the Company’s cash balances solely in bank deposits and short-term government debentures.

(3)	Fair value interest rate risk and cash flow interest rate risk

The Group’s interest rate risk arises from investments in securities classified in the statements of financial position as financial instruments at fair value through profit or loss. Investments bearing variable interest rates expose the Company to cash flow interest rate risk while investments bearing fixed interest rates expose the Company to fair value interest rate risk.

Changes in the interest rates at the dates of the statements of financial position would not have a material effect on profit or loss.

b)	Credit risks

Credit risks are treated at the Group level. Credit risks arise from cash and cash equivalents, bank deposits and from credit exposures in connection with outstanding receivables and committed transactions.

The Group’s cash and cash equivalents and short-term deposits as of December 31, 2013 and 2012 are held with large established banks with, at least, AA rating. The Group’s marketable securities are managed by a portfolio management company. As of December 31, 2013 the Group’s securities are comprised solely of short-term government debentures.

Most of the Company’s sales are made to a limited number of customers. To reduce the credit risk, the Company generally receives as advance payment a substantial portion of the consideration receivable from the relevant parties.

No credit limits were exceeded during the reported periods and Group’s management does not expect any losses from non-performance of these parties.

c)	Liquidity risk

Cash flow forecasting is performed by the Group’s finance department. The finance department monitors rolling forecasts of the Company's liquidity requirements to ensure that it has sufficient cash to meet operational needs, while maintaining sufficient headroom on its undrawn committed borrowing facilities, so that the Group does not breach any of its credit facilities.

MEDIGUS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

  NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

The Group invests cash surpluses in interest bearing investments such as time deposits and short-term government debentures, choosing instruments with appropriate maturities or sufficient liquidity to provide sufficient headroom as determined by the above-mentioned forecasts.

As of December 31, 2013 the Group had unutilized credit facilities of NIS 50 thousand.

Liquidity risk arises from financial liabilities due to payable balances (except for institutions and advanced payments) and amounted to NIS 2,304 thousand on December 31, 2013 (2012 - NIS 1,527 thousand).

2)	Estimates of fair value

The following is an analysis of the financial instruments measured at fair value, according to valuation methods. The levels are defined as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1).

•	Inputs other than quoted prices included in Level 1, that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is derived from prices) (Level 2).

•	Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

The fair value of financial instruments traded in active markets is based on quoted market prices at the date of the statement of financial position. A market is considered to be active if the quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency and those prices represent actual and regularly occurring market transactions on an arm's length basis.

The quoted market price used for financial assets at fair value through profit or loss held by the group is the current bid price at the time of closing of trade. These instruments are included in Level 1.

Instruments included in Level 1 are marketable securities which serve as financial assets at fair value through profit or loss and total NIS 7,958 thousand as of December 31, 2013 (2012 - NIS 1,080 thousand).

The financial liability at fair value through profit or loss which is held by the Group as of December 31, 2013 and included in Level 2 is the liability for warrants (Orbimed) issued to investors as described in Note 13.

In calculating the value of warrants a binomial model was used. The risk-free interest rate between the periods is derived from a curve of “Shachar” type Israel government bond for a period which corresponds to the term of the warrants at the time of calculation was made. The expected volatility is based on fluctuations in the price of Company’s share.

The asset held by the Group included in Level 3 is a financial asset available for sale and its total as of December 31, 2012 was NIS 339 thousand.

The fair value of the asset available for sale held by the Group was based on amounts received by the Company in the course of a sole transaction with a third party during January 2013 rather than on observable data. Therefore the instrument was included in Level 3.

MEDIGUS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

b.	Financial instruments:

Financial instruments by category

The accounting policy applied to financial instruments was implemented for the following items:

			Assets at fair value through profit or loss
	Loans and receivables		Assets held for trading		Financial asset available for sale
	December 31		December 31		December 31
	2013	2012	2013	2012	2012
	NIS in thousands
Cash and cash equivalents	23,926	1,312
Short-term deposits	8,073
Financial assets at fair value through profit or loss			7,958	1,080
Financial asset available for sale					339
Trade and other receivables except for institutions, prepaid expenses and advances to suppliers)	262	555
	33,261	1,867	7,958	1,080	339

	Financial liabilities at fair value through profit or loss	Other financial liabilities at amortized cost
	December 31	December 31
	2013	2013	2012
	NIS in thousands
Warrants	1,678
Trade and other payables (except for institutions and advanced payments)		2,304	1,527
	1,678	2,304	1,527

MEDIGUS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5 - CASH AND CASH EQUIVALENTS:

	As of December 31
	2013	2012
	NIS in thousands
Cash in banks	1,280	932
Short-term bank deposits	22,646	380
	23,926	1,312

The currencies in which the cash and cash equivalents are denominated or to which they are linked are as follows:

	As of December 31
	2013	2012
	NIS in thousands
NIS	22,922	623
US Dollar	847	688
Other currencies	157	1
	23,926	1,312

The carrying amount of the cash and cash equivalents approximates their fair value as the effect of the discount is not material.

NOTE 6 -SHORT-TERM DEPOSITS

Short-term deposits include deposits with banks the period for maturity of which is between 3 to 12 months:

The currencies in which the cash and cash equivalents are denominated or to which they are linked are as follows:

As of
December 31, 2013
NIS in thousands
NIS	171
US Dollar	6,945
Other currencies	957
8,073

MEDIGUS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 7 - FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS:

a.	Comprise

	As of December 31
	2013	2012
	NIS in thousands
Marketable securities-held for trade:
Government bonds	7,958	717
Corporate bonds		363
	7,958	1,080

b.	Linkage basis

All balances as of December 31, 2013 are denominated in NIS and are unlinked to the CPI.

	As of December 31, 2012
	NIS unlinked	NIS linked to the CPI	Total
	NIS in thousands
Government bonds	530	187	717
Corporate bonds	40	323	363

Changes in financial assets at fair value through profit or loss are presented among “operating activities” as part of the changes in working capital in the statement of cash flows.

Changes in the fair values of financial assets at fair value through profit or loss are carried to “other income, net” in the statement of comprehensive loss (see Note 18).

The fair value of marketable securities is based on their quoted price in an active market.

NOTE 8 - ACCOUNTS RECEIVABLES:

a.	Trade receivables:

	As of December 31, 2013
	NIS unlinked	Denominated in Dollars	Total
	NIS in thousands
Open debts		134	134
Credit cards	32	82	114
	32	216	248

	As of December 31, 2012
	NIS unlinked	Denominated in Dollars	Denominated in other currencies	Total
	NIS in thousands
Open accounts	1	215	26	242
Credit cards	32	45		77
	33	260	26	319

MEDIGUS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8 - ACCOUNTS RECEIVABLES (continued):

b.	Other receivables:

	As of December 31
	2013		2012
	NIS in thousands

Institutions	190		101
Prepaid expenses	655	*	193
Advances to suppliers	745		201
Grants receivable (see Note 14 (1))			230
Other	14		6
	1,604		731

*	Including NIS 360 thousand materials used to manufacture MUSE systems which will be used, for testing, training and demonstrations.

Balances included in respect of monetary items among “trade and other receivables” do not include doubtful accounts nor amounts which are past due.

The carrying amounts of other receivables (except for the non-monetary balances from institutions, prepaid expenses, and advances to suppliers) approximate their fair value as the effect of the discount is not material.

The maximum exposure to credit risks as of the date of the statement of financial position in respect of accounts receivables is the carrying amount of all the aforementioned group of receivables net of the non-monetary balances (from institutions, prepaid expenses and advances to suppliers), amounting to NIS 262 thousand (2012 - NIS 555 thousand). The Group does not hold any collateral in respect of these debt balances.

Other receivables balances (except for the non-monetary balances from institutions, prepaid expenses and advances to suppliers) are denominated in NIS.

NOTE 9 – INVENTORY:

a.	Composed as follows:

	As of December 31
	2013	2012
	NIS in thousands
Raw materials and supplies	1,310	872
Work in progress	198	193
Finished products	400	305
	1,908	1,370

b.	Presentation

	As of December 31
	2013	2012
	NIS in thousands
Current inventory	1,060	1,370
Non-current inventory	848
	1,908	1,370

MEDIGUS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10 -PROPERTY AND EQUIPMENT AND INTANGIBLE ASSETS:

a.
Composition of property and equipment and intangible assets and accumulated depreciation and amortization thereon, grouped by major classifications and changes therein, and their movements during 2013:

	Cost			Accumulated Depreciation and Amortization
	Balance at beginning of year	Additions during the year	Balance at end of year	Balance at beginning of year	Additions during the year	Balance at end of year	Depreciated balance
							December 31
							2013	2012
Property and equipment:	NIS in thousands			NIS in thousands			NIS in thousands
Machinery and equipment	2,264	228	2,492	1,300	230	1,530	962	964
Leasehold improvements	92		92	92		92
Office furniture and equipment (including computers)	1,235	70	1,305	1,029	85	1,114	191	206
	3,591	298	3,889	2,421	315	2,736	1,153	1,170
Intangible assets:
Capitalized development expenses	476		476	155	61	216	260	321
Software and licenses	257	77	334	220	44	264	70	37
	733	77	810	375	105	480	330	358

MEDIGUS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10 -PROPERTY AND EQUIPMENT AND INTANGIBLE ASSETS (continued):

b.
Composition of property and equipment and intangible assets and accumulated depreciation and amortization thereon, grouped by major classifications and changes therein, and their movements during 2012:

	Cost			Accumulated Depreciation and Amortization
	Balance at beginning of year	Additions during the year	Balance at end of year	Balance at beginning of year	Additions during the year	Balance at end of year	Depreciated balance
							December 31
							2012	2011
Property and equipment:	NIS in thousands			NIS in thousands			NIS in thousands
Machinery and equipment	2,024	240	2,264	1,107	193	1,300	964	917
Leasehold improvements		92	92		92	92
Office furniture and equipment (including computers)	1,183	52	1,235	944	85	1,029	206	239
	3,207	384	3,591	2,051	370	2,421	1,170	1,156
Intangible assets:
Capitalized development expenses	476		476	88	67	155	321	388
Software and licenses	257		257	184	36	220	37	73
	733		733	272	103	375	358	461

MEDIGUS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10 -PROPERTY AND EQUIPMENT AND INTANGIBLE ASSETS (continued):

c.
Composition of property and equipment and intangible assets and accumulated depreciation and amortization thereon, grouped by major classifications and changes therein, and their movements during 2011:

	Cost			Accumulated Depreciation and Amortization			Depreciated balance
	Balance at beginning of year	Additions during the year	Balance at end of year	Balance at beginning of year	Additions during the year	Balance at end of year	December 31, 2011
	NIS in thousands			NIS in thousands			NIS in thousands
Property and equipment:
Machinery and equipment	1,986	38	2,024	934	173	1,107	917
Office furniture and equipment (including computers)	1,094	89	1,183	873	71	944	239
	3,080	127	3,207	1,807	244	2,051	1,156
Intangible assets:
Capitalized development expenses	363	113	476	26	62	88	388
Software and licenses	206	51	257	150	34	184	73
	569	164	733	176	96	272	461

Amortization of intangible assets in 2013 - amounting to NIS 61 thousand - was charged to cost of revenues, while amortization of NIS 44 thousand was charged to general and administration expenses (2012: NIS 67 thousand carried to research and development expenses and NIS 36 thousand carried to general and administration expenses, 2011: NIS 62 thousand carried to research and development expenses and NIS 34 thousand carried to general and administration expenses).

MEDIGUS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11 -  TAXES ON INCOME:

a.	Corporate taxation in Israel:

1)	Measurement of results for tax purposes:

Commencing with tax year 2008 the results of the Company for tax purposes are measured in nominal values. Through the end of tax year 2007 the results of the Company for tax purposes were measured having regard to the changes in the Israeli consumer price index ("CPI"), in accordance with the Income Tax Law (Inflationary Adjustments), 1985 (hereinafter-the the "Inflationary Adjustments Law”). The transitional provisions regarding the discontinuation of the application of the Inflationary Adjustments Law stipulate that losses carried forward for tax purposes, deduction for depreciation, and real loss from sale of a depreciable asset or security will be linked to the CPI until the end of tax year 2007 and linkage shall be discontinued as of this date.

2)	Tax rates

The income of the Company (other than income which is eligible for reduced tax rates in accordance with encouragement laws in Israel, see C below) is subject to corporate tax at the regular corporate tax rates.

Under the provisions of the Law for the Amendment of the Income Tax Ordinance (No. 147), 2005, which was passed by the Knesset in August 2005, and the provisions of the Economic Efficiency Law (Legislative Amendments for the Implementation of the Economic Plan for the years 2009 and 2010), 2009, which was passed by the Knesset in July 2009, the corporate tax rates were scheduled to be gradually reduced, as follows: 2011 – 24%, 2012 – 23%, 2013 – 22%, 2014 – 21%, 2015 – 20%, 2016 and thereafter – 18%.

On December 6, 2011, the Law for the Amendment of the Tax Burden (Legislative Amendments), 2011 was published in the official gazette. Under this law, the previously approved gradual decrease in corporate tax was discontinued and the corporate tax rate was increased to 25% beginning with 2012.

On August 5, 2013, the Law for the Amendment of National Priorities (Legislative Amendments for Achieving the Budgetary Goals for 2013-2014), 2013 (hereinafter - the Law) was published in official gazette. The Law stipulated, among other things, that the corporate tax rate should be increased to 26.5% (instead of 25%) for 2014 and thereafter. (As to the increase of tax rates on the income of a Preferred Enterprise as set out in the Law for the Encouragement of Capital Investments-1959, see C below).

The Company’s capital gains are subject to tax at the regular corporate tax rates.

b.	Taxation of a subsidiary outside Israel

The subsidiary incorporated in the U.S. is assessed according to U.S. tax law.

MEDIGUS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 11 -  TAXES ON INCOME (continued):

c.	Encouragement laws in Israel:

1)	Tax benefits under the Law for the Encouragement of Capital Investments-1959 (hereinafter- the “Law for the Encouragement of Capital Investments”):

a)	General

Under the Law for the Encouragement of Capital Investments, companies are entitled to various tax benefits by virtue of their "approved enterprise" or “benefited enterprise” status subject to the fulfillment of certain conditions. In addition, companies may be entitled to additional tax benefits as "foreign investors' companies", as defined by the Law for the Encouragement of Capital Investments.

The Law for Encouragement of Capital Investments was amended as part of the Economic Policy Law for the years 2011 and 2012 (Legislative Amendments), 2011, which was passed in the Knesset on December 29, 2010 (hereafter – the amendment). The amendment becomes effective as from January 1, 2011.

The amendement sets alternative benefit tracks to the ones that were in place under the provisions of the Law for the Encouragement of Capital Investments, as follows: investment grants track designed for enterprises located in national development zone A and two new tax benefits tracks (preferred enterprise and a special preferred enterprise), which provide for application of a unified tax rate to all preferred income of the company, as defined in the law.

Under the amended law, a company which qualifies for benefits under the encouragement law prior to the amendment thereof may opt for application of the amendment on each year, commencing with the first year in which the amendment became effective (2011) thereby making available to itself the tax benefits in accordance with the tracks set in the amendment subject to the fulfillment of certain conditions. A company's election for application of the amendment is irrevocable and once it opts for application thereof, it will no longer be entitled to the tax benefits available to it under the pre-amendment regime of the Law for the Encouragement of Capital Investments. A company will be allowed to continue and enjoy the tax benefits available under the law prior to its amendment until the end of the period of benefits, as defined in the law.

b)
Tax benefits

The Company has not decided at this stage whether and when to elect the application of the amendment of the law. Once the Company generates taxable income, it is currently scheduled to be eligible for tax benefits available under the Law for the Encouragement of Capital Investments before it was amended in accordance with the provisions of the benefited enterprise regime, as follows:

(1)	Reduced tax rates

During the period of benefits - 10 years commencing in the first year in which the Company earns taxable income from the benefited enterprises (provided the maximum period to which it is restricted by law has not elapsed) - the income from the benefited enterprises owned by the Company is tax exempt so long as it is not distributed or deemed to be distributed. The portion of income which qualifies for tax exemption as above is based on the ratio between the turnover relating to the “benefited enterprise” and the total turnover of the Company.

MEDIGUS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11 -  TAXES ON INCOME (continued):

In the event of a dividend distribution or deemed dividend distribution from income which was previously exempt, the Company will be subject to tax on the grossed-up amount of the (deemed) dividend, according to the tax rate which would have applied to the income were it not eligible for the exemption.

The Company has not yet utilized the tax benefits for the main plant, nor for the expansion of the plant.

(2)	Conditions to receive the benefits

The entitlement to the above benefits is conditional upon the Company's fulfillment of the conditions stipulated by the Law for the Encouragement of Capital Investments, and the regulations promulgated thereunder. In the event of failure to comply with these conditions, the benefits may be cancelled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of interest. As of the date of approval of these financial statements, the Company has met the aforementioned conditions.

d.	Tax losses carried forward to future years

Carry forward losses aggregate NIS 111 million and NIS 95 million as of December 31, 2013 and 2012, respectively. Except as detailed in F below, the Company did not record deferred taxes for these losses, as the utilization thereof is not expected in the foreseeable future.

e.	Tax advances for certain disallowed expenses

Tax advances for certain disallowed expenses paid to the tax authorities are charged to income on a current basis; the Company does not record these advances as a tax asset in its books of accounts, as utilization thereof is not expected in the foreseeable future.

The total tax advances paid for certain disallowed expenses which have not yet been offset is approximately NIS 123 thousand as of December 31, 2013 (2012- NIS 111 thousand).

f.	Taxes on income included in the Statements of Loss and Other Comprehensive Loss for the periods presented:

1)	Set for below is an analysis of deferred tax assets and liabilities:

As of December 31, 2013 there are no balances of deferred tax assets or liabilities.

As of December 31, 2012
NIS in thousands
Deferred tax assets to be recovered within 12 months from the date of the statement of financial position	85
Deferred tax liabilities to be recovered within 12 months from the date of the statement of financial position	(85)
Deferred taxes, net	-

MEDIGUS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11 -  TAXES ON INCOME (continued):

Deferred tax assets were created for carry forward tax losses, and charged against taxes on income in the Statements of Loss and Other Comprehensive Loss.

Deferred tax liabilities were created for a financial asset available for sale and charged against other comprehensive income.

The deferred taxes as of December 31, 2012 were calculated using a 25% tax rate.

2)
The following is a reconciliation between the “theoretical” tax, which would apply to the Company if all of its income were taxed at the regular rate applicable to the Company in Israel (see A2 above) and the amount of tax reflected in the Statements of Loss and Other Comprehensive Loss for the reported year:

	2013	2012	2011
	NIS in thousands
Loss before taxes on income as reported in the Statements of Loss and Other Comprehensive Loss	(5,104)	(12,339)	(13.923)
Theoretical tax saving in respect of this gain or loss	(1,276)	(3,085)	(3,481)
Increase in taxes arising from tax losses created in the reported year in respect of which deferred taxes were not recorded	1,191	3,170	3,481
Tax benefit (taxes on income) reported in the Statements of Loss and Other Comprehensive Loss	(85)	85	-

g.	Tax assessments

The Company has not received final tax assessments from the date it commenced its operations (January 1, 2000).

As a general rule, tax assessments filed by the Company through tax year 2009 are considered to be final due to the expiration of the statute of limitations set under law.

h.	Value Added Tax

The Company is registered as an Authorized Dealer for Value Added Tax purposes.

NOTE 12 - ACCOUNTS PAYABLE AND ACCRUALS:

a.	Others:

	As of December 31
	2013	2012
	NIS in thousands
Payroll and related expenses	469	281
Wages and fees of related parties and related expenses	199	93
Institutions	306	228
Provision for vacations and recreation pay	514	401
Advanced payments from customers	770	408
Accrued expenses	594	522
	2,852	1,933

MEDIGUS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 12 - ACCOUNTS PAYABLE AND ACCRUALS (continued):

Accounts payable and accruals and other payable balances (except for institutions and advances from customers) are denominated in the following currencies:

	As of December 31
	2013	2012
	NIS in thousands
Trade payables:
NIS unlinked	283	222
US Dollar	239	8
Euro	6
	528	230

	As of December 31
	2013	2012
	NIS in thousands
Others:
NIS unlinked	1,466	1,181
US Dollar	274	112
Euro	36	4
	1,776	1,297

b.	The balances of the financial instruments included within the trade payables and other payables approximate their fair value as the effect of the discounting immaterial.

NOTE 13 - WARRANTS

On March 3, 2013 the Company allotted to Orbimed Israel Partners Limited Partnership (hereinafter-“Orbimed”) an warrant (hereinafter- the “Warrant”) to purchase 39,945,474 shares (see also Note 15B 3). The warrant is exercisable in return for payment of the exercise price of NIS 0.917 per share during the 18 months following the allotment of the warrant, and NIS 1.1004 per share as from the end of the said 18 months until the end of 36 months following the allotment of the warrant. The warrant will also be exercisable using a cashless exercise mechanism, in which the number of shares arising from the exercise of the warrant would be reduced by a number of shares, the value of which equals the cash exercise price. The warrant would be adjusted in respect of certain events as set out in the agreement (e.g. dividend, distribution of bonus shares, etc.).

In accordance with International Accounting Standard 32: “Financial Instruments: Presentation”, these warrants are a “financial liability”, which was classified in the statement of financial position as a non-current liability among “warrants at fair value”. As the aforementioned liability is a non-equity derivative financial instrument, it is classified in accordance with IAS 39 as a financial liability at fair value through profit or loss, which is measured at its fair value at each date of the statement of financial position, with changes in the fair value currently carried to income.

The fair value of the warrants as of the initial recognition was calculated using the binomial model based on the following parameters: risk free rate 2.41%, share price NIS 0.331, volatility of share price 57%. The measurement is classified into Level 2 of the fair value hierarchy.

MEDIGUS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13 - WARRANTS (continued):

As of December 31, 2013 a liability in the amount of NIS 1,678 thousand was presented in respect of the aforementioned warrants, representing their fair value on this date. The decrease in the fair value of the warrants over the period from the allotment date until the date of the statement of financial position - amounting to approximately NIS 11,544 thousand - was recorded in the Statements of Loss and Other Comprehensive Loss among “Profit from change in fair value of warrants issued to investors”.

The fair value of the warrants as of December 31, 2013 was calculated using the binomial model based on the following parameters: risk free rate 1.43%, share price NIS 0.566, volatility of share price 44%. The measurement is classified into Level 2 of the fair value hierarchy.

NOTE 14 -COMMITMENTS:

a.	Development program supported by the Chief Scientist:

1)
In 2007 the management of the Generic Technological Research and Development Department in the Israeli Ministry of Industry and Commerce (hereinafter "MAGNET”) approved the activities of the consortium of bio-medical photonics (hereinafter- the “Consortium”). The Company was one of the participants of the Consortium.

The Consortium was active from June 2007 until the end of 2012. The consortium was dissolved at the end of 2013.

There is no requirement to repay the grants or pay royalties thereof.

Following are details of Consortium grants recognized by the Company during the years 2011-2013 that were offset against research and development expenses (see Note 17):

	For the year ended December 31
	2013	2012	2011
	NIS in thousands
Grants from the Chief Scientist	181	930	1,840

MEDIGUS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14 -COMMITMENTS (continued):

On July 12, 2011 the office of the Chief Scientist of  the Ministry of Industry, Trade and Labor informed the Company that it resolved to approve the Company’s application for support in a joint project for the development of an innovative small-diameter endoscope used in dental surgery (hereinafter- the “Project”).

The project was carried out during two years from August 2011 until the end of July 2013.

Following are details of the Chief Scientist grants that the Company recognized during the years 2011-2013 that were offset against research and development expenses (see Note 17):

	For the year ended December 31
	2013	2012	2011
	NIS in thousands
Grants from the Chief Scientist	273	420	102

In accordance with provisions of the Encouragement of Industrial Research and Development Law - 1984, the Company is required to pay royalties at the rate of 3% to 5% on all of its revenues from the product, up to 100% of the amount of the grant received by the Company with the addition of annual interest and linkage (see also note 3 in regard of Government Grants).

Since the commencement of the project and of the date of approval of the financial statements, no royalties' payments were required.

In the event of failure to comply with the terms attached to the receipt of the grants, the Company may be required to refund the amount of the grants, in whole or in part, with interest and linkage differences from the date of receipt. In the opinion of Company's management, as of the date of approval of the financial statements, the Company meets all of the conditions set out.

2)
Receipt of the grants for the above plans is subject to meeting conditions set out in directives of the manager of Ministry of Industry and Commerce and the instructions of approval issued by the MAGNET committee.

b.	Supply agreement

On January 10, 2010 the Company and Voyage Medical Inc.(a US medical device company, hereinafter – the “Customer”) entered into a multi-year supply agreement (hereafter – the "Agreement") for supply of disposable miniature video cameras and control systems which were developed by the Company.  Based on order and delivery date specified in the agreement, the minimum consideration of the Agreement is approximately USD 6.5 million.

In the Agreement the Customer has undertaken to make exclusive use (for a specific indication defined in the Agreement) of the cameras and the control system developed by the Company (hereinafter - the “Products”) and also undertook to make minimum annual purchases of the products from the Company.

The Agreement is for a six year period until December 31, 2015. However, each party can terminate the Agreement in the event of a fundamental breach of the agreement or bankruptcy of the other party.

MEDIGUS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14 -COMMITMENTS (continued):

Both parties agreed on continuing development and customization of products to comply with the updated technical specifications of the Customer in consideration for an additional advance payment of approximately USD 345 thousand (NIS 1,277 thousand) upon signing of the agreement.

On December 5, 2010 ,the Company confirmed acceptance of a Customer order for an additional 900 miniature cameras and 18 control/video processing systems. As part of this order, the Company agreed to upgrade the control/video processing systems that are supplied to the Customer with the cameras into the new systems that the Company developed based on HDMI interface.

In December 2013, the Company requested assurances from the Customer to ensure that it can meet its obligations under the supply agreement. The assurances were requested after concerns arose regarding the intention and/or ability of the Customer to do so. On February 12, 2014, after suitable assurances were not received from the Customer, in accordance with the terms of the supply agreement  the Company canceled the said agreement.

Set forth below is data from financial statements relating to the transaction with the Customer:

	2013	2012
	NIS in thousands

Revenue	185	215
Current liabilities - presented in the statements of financial position among “accounts payable”	185	183
Long-term liability – presented in the statements of financial position among “long-term advanced payments"*	1,167	1,353

* As of each balance sheet date presented, the Company had an unconditional right to defer the supply by at least twelve months. Therefore, the liability was classified as long-term.

c.	Lease agreements

The Group has lease agreements for buildings it uses. These agreements expire during 2014. The Group is acting in order to extend these agreements.

The annual lease fees are linked to the CPI and total approximately NIS 430 thousand as of December 31, 2013.

The Company provided bank guarantees in favor of the lessor. As of December 31, 2013 the guarantees total approximately NIS 186 thousand.

MEDIGUS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15 - EQUITY:

a.    Share capital:

1)         Composed as follows:

	Number of shares				Amount
	Authorized		Issued and paid-up		Authorized		Issued and paid-up
	December 31		December 31		December 31		December 31
	2013	2012	2013	2012	2013	2012	2013	2012
	In thousands				NIS in thousands
Ordinary shares of NIS 0.01 par value*	500,000	250,000	164,674	90,235	5,000	2,500	1,646	902

*	Traded on the Tel Aviv Stock exchange at NIS 0.566 per ordinary share of NIS 0.01 par value on December 31, 2013.

2)
The ordinary shares confer upon their holders voting rights and the right to participate in shareholders’ meetings, the right to receive profits and the right to participate in surplus assets in the event of liquidation of the Company.

b.	Share offering to the public and existing shareholders:

1)	On October 30, 2011 the Company published a shelf offering in accordance with a shelf prospectus of the Company dated August 31, 2011.

In accordance with results of the offering to the public the Company allotted 10,139 units at the price of NIS 918 per unit. Each unit was comprised of 1,000 ordinary shares and 500 warrants (Series 7).

Each warrant (Series 7) is convertible into 1 share in consideration for exercise price of NIS 1.14 until October 31, 2013. On October 31, 2013 all warrants expired since the exercise period ended.

The immediate proceeds (gross) from the allotment of all securities offered amounted to NIS 9,308 thousand. Proceeds from the net issuance, net of cash issuance expenses, amounted to NIS 8,924 thousand and were attributed to shares and warrants in accordance with the fair value ratio of the instruments issued.

2)
On June 3, 2012 the Company published a private placement report, according to which on June 27, 2012 the Company allotted the following securities to Dexxon Technologies 2005 Ltd: 6,666,666 ordinary shares of the Company and 3,333,333 warrants (Series 7) of the Company. On October 31, 2013 all warrants expired since the exercise period ended.

The immediate proceeds (gross) from the allotment of all the aforementioned securities amounted to NIS 6,600 thousand.

Net proceeds from the issuance, net of cash issuance expenses, amounted to approximately NIS 6,580 thousand and were attributed to shares and warrants in accordance with the fair value ratio of the instruments issued.

MEDIGUS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15 – EQUITY (continued):

3)
On March 3, 2013 the Company allotted to Orbimed Israel Partners Limited Partnership (hereinafter -“Orbimed”) 39,945,474 ordinary Company shares and an warrant to purchase 39,945,474 additional shares (as detailed in Note 13).

4)
The immediate proceeds (gross) from the allotment of all the securities offered amounted to NIS 29,664 thousand (net 29,502 thousand NIS). A total of NIS 13,222 thousand was attributed to warrants (Orbimed) representing the fair value thereof on that date and a total of NIS 16,280 thousand (net of issuance expenses), was allocated to shares.

5)	On September 1, 2013 warrants issued to investors (Series 5) expired when the exercise period ended.

6)
On October 17, 2013 the Company published a shelf offering in accordance with a shelf prospectus of the Company dated August 28, 2013.

In accordance with results of the offering to the public the Company allotted 344,936 units at the price of NIS 72 per unit. Each unit was comprised of 100 ordinary shares and 50 warrants (Series 8).

Each warrant (Series 8) is exercisable into 1 share in consideration for an exercise price of NIS 1.08 until October 17, 2016.

The immediate proceeds (gross) from the allotment of all securities offered amounted to NIS 24,835 thousand. In addition, if all of the warrants (Series 8), offered in the shelf offering, are exercised, the Company will receive an additional amount of NIS 18,627 thousand (gross).

Net proceeds from the issuance, net of cash issuance expenses, amounted to NIS 24,326 thousand and were allocated to shares, a total of NIS 22,655 thousand, and warrants, a total of NIS 1,671 thousand, in accordance to the fair value ratios of the instruments.

7)	Regarding the allotment in a private issue and the listing of ADRs representing ordinary shares on the NASDAQ see Note 21 H.

MEDIGUS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15 – EQUITY (continued):

c.	Share based payments:

1)
Through December 31, 2013 and as part of the option plan mentioned in section 1 above, the Company granted without consideration, 14,863,900 options to employees and others, of which 9,150,000 options are outstanding on this date as follows:

Date of grant	Plan	Number of options granted	Fair value on grant date-NIS in thousands	Number of options outstanding- December 31, 2013	Expiration date
October 2008	Series 4	(*)270,000	237	270,000	October 30, 2014
November 2008	Series 4	(*)300,000	276	60,000	November 3, 2014
November 2008	Series 4	579,000	526	300,000	November 3, 2014
February 2010	Series 6	(*)790,000	491	470,000	February 8, 2016
February 2010	Series 6	970,000	538	590,000	February 8, 2016
September 2010	Series 6	80,000	64	80,000	September 1, 2016
September 2011	Series A	(*)585,000	279	375,000	November 2, 2017
November 2011	Series A	(*)110,000	41	0	November 2, 2017
November 2011	Series A	1,420,000	536	1,155,000	November 2, 2017
April 2012	Series A	230,000	117	200,000	April 23, 2018
April 2012	Series B	(*)220,000	126	0	April 23, 2018
April 2012	Series B	1,150,000	659	1,150,000	April 23, 2018
October 2013	Series C	(**)4,500,000	1,357	4,500,000	September 30, 2018

(*)	Granted to related parties

(**)
 The board of directors meeting dated August 12, 2013, and the general meeting of the Company's shareholders dated September 29, 2013 authorized the allotment of 4,500,000 options (Series C), to the CEO of the Company. The options (Series C) are subject to the conditions of the option allotment plan, and are non-marketable for officers, employees and advisors of the Company. Each option is exercisable into one ordinary Company share of NIS 0.01 par value at the exercise price of NIS 0.83.

The right to exercise options is established as follows:

(1)
3,200,000 options will vest in 24 equal monthly equal batches, on the first day of each month, for a period of 24 months, commencing one year following the date employment started according to the agreement, i.e., October 1, 2014.

(2)
650,000 options will vest on June 30, 2014, provided that a target is met which was set by the Company’s board of directors and which is related to clinical activities of the MUSE system in the USA through this date.

(3)	650,000 options vest on February 1, 2015 provided that a sales revenues target is met in 2014, as set by the Company’s board of directors.

Options which for any reason did not vest by the end of the employment agreement expire on this date. Options which vested by the end of the employment agreement but have not yet been exercised are exercisable for additional 6 months.

MEDIGUS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15 - EQUITY (continued):

c.	Share based payments: (Continued)

All of the above options expire at the end of six years from their grant date.

Vesting conditions of all of the above options, except for 1,300,000 options (Series C) are service conditions.

The fair value of all of the options is calculated using the Black Scholes options pricing model, as set out in the stock exchange regulations and based on the following assumptions:

Date of grant	Fair value on grant date-NIS in thousands	Share price on date of grant	Expected dividend	Expected volatility	Risk free interest	Vesting conditions	Expected term
September 2011	279	0.949	None	45%	4.13%	four equal batches, following one, two, three and four years from their grant date	6 years
November 2011	577	0.821	None	45%	3.92%	four equal batches, following one, two, three and four years from their grant date	6 years
April 2012	117	0.917	None	54%	4.01%	four equal batches, following one, two, three and four years from their grant date	6 years
April 2012	785	0.917	None	54%	4.01%	three equal batches, following one, two and three years from their grant date	6 years
October 2013	1,357	0.748	None	46%	2.53%	See above	5 years

MEDIGUS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15 - EQUITY (continued):

c.	Share based payments: (continued):

2)	The movement in the number of share options and the weighted averages of their exercise prices are as follows:

	For the year ended December 31
	2013		2012		2011
	Number of options	Weighted average of exercise price-(NIS)	Number of options	Weighted average of exercise price-(NIS)	Number of options	Weighted average of exercise price-(NIS)
Outstanding at the beginning of year	6,683,000	1.46	5,539,000	1.69	3,633,000	2.18
Granted	4,500,000	0.83	1,600,000	*0.71	2,115,000	*0.91
Forfeited	(622,083)	1.70	(225,250)	2.22	(157,500)	2.28
Expired	(1,410,917)	1.83	(230,750)	2.21	(51,500)	2.14
Outstanding at year end	9,150,000	1.07	6,683,000	1.46	5,539,000	1.69
Exercisable at year end	2,683,334	1.53	2,890,500	1.94	2,012,500	2.17

* Linked to the November 2013 CPI as set out in plan

3)	Following data relating to the exercise price and the remaining contractual life of outstanding options at the end of the period:

For the year ended December 31
2013			2012			2011
Number of options outstanding at the end of the period	Range of exercise prices	Weighted average remaining contractual life (years)	Number of options outstanding at the end of the period	Range of exercise prices	Weighted average remaining contractual life (years)	Number of options outstanding at the end of the period	Range of exercise prices	Weighted average remaining contractual life (years)
9,150,000	0.68-2.26	3.94	6,683,000	0.68-2.374	3.62	5,539,000	0.91-2.374	4.33

4)
The amounts of expense that were recorded for options to employees and others in the reported years are NIS 511 thousand, NIS 505 thousand and NIS 425 thousand for the years ended December 31, 2013, December 31, 2012 and December 31, 2011, respectively.

5)	The plans are intended to be governed by the terms stipulated by Section 102 to the Israeli Income Tax Ordinance (except for the options granted at October 2013 as described in clause 1).

In accordance with these general rules and the track chosen by the Company pursuant to the terms thereof, in respect of options granted to employees under the plan, the Company is not allowed to claim as an expense for tax purposes the amounts credited to employees as a benefit, including amounts recorded as salary benefits in the Company's books, with the exception of the work-income component, if exists, determined on the grant date.

6)	As to expiry of options after the end of the reporting period, see Note 21.

MEDIGUS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 16 - SEGMENT INFORMATION:

a.
General

The Group’s management determined that the Company CEO is the Chief Operating Decision Maker (hereinafter - "CODM") of the Group.  Beginning with the third quarter of 2014, the CODM of the Group evaluates performance and allocate resources based on two operating segments of the Company.    Accordingly, segment data for all periods has been retroactively applied to these financial statements.

The CODM of the Group examines the performance of the segments on the basis of operating loss excluding general and administrative expenses and other income, net.  Further, the internal reports of the CODM do not include assets and liabilities.  The information provided to the CODM are measured consistent with the measurement methods in the financial statements.

There are no intersegment sales.

The operating segments of the Group are as follows:

1)	MUSE segment – development, manufacturing and marketing of an endoscopy system for the treatment of gastroesophageal reflux disease (GERD).

2)	Visual segment - development, manufacturing and marketing of products based on miniature cameras and related equipment. To date, most of the Group's revenue arises from this segment.

b.	Financial data relating to reportable segments:

	Visual Segment	MUSE Segment	Total
	NIS in thousands
Year ended December 31,2013

Revenues from external customers	2,451	47	2,498

Segment results	(158)	(9,884)	(10,042)
General and Administrative expenses			(6,877)
Other income, net			666
Operating loss			(16,253)
Profit from change in fair value of warrants			11,544
Financing expenses, net			(395)
Taxes on income			(85)
Loss for the year			(5,189)

Depreciation and amortization	89	200

MEDIGUS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 16 - SEGMENT INFORMATION (continued):

	Visual Segment	MUSE Segment	Total
	NIS in thousands
Year ended December 31,2012

Revenues from external customers	2,937	62	2,999

Segment results	(591)	(7,107)	(7,698)
General and Administrative expenses			(4,694)
Other income, net			214
Operating loss			(12,178)
Financing expenses, net			(161)
Taxes on income			85
Loss for the year			(12,254)

Depreciation and amortization	119	233

	Visual Segment	MUSE Segment	Total
	NIS in thousands
Year ended December 31,2011

Revenues from external customers	1,628	168	1,796

Segment results	(1,722)	(7,500)	(9,222)
General and Administrative expenses			(4,802)
Other income, net			221
Operating loss			(13,803)
Financing expenses, net			(120)
Loss for the year			(13,923)

Depreciation and amortization	35	199

MEDIGUS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 16 - SEGMENT INFORMATION (continued):

c.	Revenues by geographical area (based on the location of customers):

	For the year ended December 31
	2013	2012	2011
	NIS in thousands

USA	1,631	1,906	1,021
Japan	362	452	175
Israel		106	40
Others	505	535	560
	2,498	2,999	1,796

d.	All of the Group's long-lived assets are located in the Israel.

e.	Major customers: Set forth below is a breakdown of Company's revenue by major customers (major customer –revenues from this customer constitute at least 10% of total revenues in a certain year):

	For the year ended December 31
	2013	2012	2011
	NIS in thousands
Customer A	323	143
Customer B	536	299	100
Customer C		599	267
Customer D	93	307	120
Customer E (see also Note 14 (B))	185	215	202

MEDIGUS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17 -EXPENSES BY NATURE:

	For the year ended December 31
	2013	2012	2011
	NIS in thousands
Materials used and subcontracted work	3,282	3,413	4,018
Payroll and related expenses	8,321	7,333	7,595
Trials and medical regulatory advice		317	1,310
Preparation of patents	427	467	385
Depreciation and amortization	417	471	340
Travel and vehicle maintenance	764	834	705
Travel abroad	609	581	577
Insurance	131	131	131
Advertising and participation in exhibitions	1,607	473	263
Management fees (see Note 20 D, E)	1,352	822	128
Office supplies and printing	190	196	251
Rent and office maintenance	741	625	581
Professional fees	1,626	828	1,178
Others	404	250	300
	19,871	16,741	17,762
Less- grants and participations from the Chief Scientist, see Note 14 (A)	454	1,350	1,942
TOTAL COST OF REVENUES, ADMINISTRATIVE AND GENERAL, SELLING AND MARKETING AND RESEARCH AND DEVELOPMENT EXPENSES, NET	19,417	15,391	15,820

NOTE 18 - OTHER INCOME, NET:

	For the Year Ended December 31
	2013	2012	2011
	NIS in thousands

In respect of financial assets at fair value through profit or loss:
Interest income	49	200	411
Profit (loss) from change in fair value	278	14	(190)
	327	214	221

In respect of financial asset available for sale	339
TOTAL	666	214	221

MEDIGUS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 19 - LOSS PER SHARE:

a.	Basic loss per share

The basic loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of shares in issue.

	For the year ended December 31
	2013	2012	2011

Loss attributed to shareholders (NIS in thousands)	(5,189)	(12,254)	(13,923)

Weighted average of the number of ordinary shares issued (in thousands)	130,199	86,984	75,151

Basic loss per share (NIS)	(0.04)	(0.14)	(0.18)

b.	Diluted loss per share

The diluted earnings  per share is calculated by adjusting the weighted average of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has one category of dilutive potential ordinary shares - share options and warrants. A calculation is done to determine the number of shares which could have been acquired at fair value (determined as the average annual market share price of the Company’s shares) based on the monetary value and according to the conditions attached to the outstanding options and warrants. The number of shares calculated as above is compared to the number of shares which would have been issued assuming the exercise of the share options and warrants.

However, in calculating the loss diluted per share for the years reported, share options granted to employees and others, and warrants, (Series 5, Series 7 and Orbimed) were not taken into account – as their impact in the event of full dilution is anti dilutive. Therefore, the diluted loss per share is equal to the basic loss per share.

NOTE 20 -TRANSACTIONS AND BALANCES WITH RELATED PARTIES

In February 2006 Elazar Sonnenschein, Menashe Sonnenschein, Aviel Roy Shapira, Esther and Kfir Luzzatto, Yair Rabinowitch, and Dexxon Technologies 2005 Ltd (hereinafter - the “Parties to the Agreement) entered into a shareholders' agreement which settles the relationship between the Parties to the Agreement as controlling shareholders (hereinafter - the “Agreement”).

On February 19, 2010, Dexxon discontinued its participation in the Agreement and ceased to be a controlling shareholder.

On March 3, 2013, as a result of the completion of the transaction with Orbimed (see Note 15 B 3) the Agreement between the controlling shareholders terminated, and an obligation of these controlling shareholders came into effect, whereby these controlling shareholders will vote at shareholders’ meetings according to instructions of Orbimed and will not sell Company securities over a period specified in the obligation documents.

"Related Parties" – As defined in IAS 24 – 'Related Party Disclosures" (hereinafter- “IAS 24”)

Key management personnel of the Company - included together with other entities, in the said definition of “Related Parties” mentioned in IAS 24, include some members of senior management.

MEDIGUS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 20 -TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued):

a.      Transactions with related parties:

 1):
	For the year ended December 31
	2013	2012	2011
	NIS in thousands
Research and development expenses-preparation of patents (See Note 17)	427	467	385
Benefits to related parties:
Payroll and related expenses to related parties employed by the Company* (2013: 3 recipients, 2012: 2 recipients, 2011: 3 recipients)	1,120	511	1,183
Compensation to directors not employed by the Company** (2013: 9 recipients, 2012: 8 recipients, 2011: 6 recipients)	270	375	423

Management fees to a related party (see B, D and E following)***	1,459	671	211
Compensation to a director employed by the Company	46	28	30
Directors’ insurance	47	26	26

*
Includes an amount of NIS 210 thousand (2012: NIS 30 thousand, 2011: NIS 75 thousand) representing the value of the benefit in respect of options granted. As for the method used to determine the said value and the assumptions used in calculation thereof, see Note 15 C. The said amount does not include amounts charged to the capital reserve as described in section G below.

**
Includes an amount of NIS 20 thousand (2012: NIS 117 thousand, 2011: NIS 161 thousand) representing the value of the benefit in respect of options granted. As for the method used to determine the said value and the assumptions used in calculation thereof, see Note 15 d.

***
Includes an amount of NIS 20 thousand (2012: NIS 40 thousand, 2011: NIS 14 thousand) representing the value of the benefit in respect of options granted. As for the method used to determine the said value and the assumptions used in calculation thereof, see Note 15 C. The said amount does not include amounts charged to capital reserve as described in section G below. The amount includes a bonus paid to the Company’s CEO in 2013 (See following E 3).

                  2)      Compensation to key management personnel

The compensation to key management personnel for employment services they provide to the Company is as follows:

	For the year ended December 31
	2013	2012	2011
	NIS in thousands
For employment services:
Payroll and other short-term benefits	813	530	1,065
Management fees (see B, D and E following)	1,439	631	197
Post-retirement benefits	51	61	(23)
Share based payments	195	73	52
	2,498	1,295	1,291

MEDIGUS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 20 -TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued):

              3)    Indemnification, exemption and insurance for directors and officers of the Company

a.	The Company provides its directors and officers with an obligation for indemnification and exemption.

b.
The Company as a directors and officers' liability insurance policy covering all Company’s directors and officers. The aforementioned insurance policy is effective in Israel and abroad, with coverage limits of up to USD 10 million per incident and per period, with an additional limitation for legal costs in Israel of USD 2 million per incident and per period. The excess paid by the Company is for certain amounts as set out in the policy.

b.	Balances with related parties and related parties:

	As of December 31
	2013	2012
	NIS in thousands
Current liabilities-presented in the statements of financial position among “trade and other payables”)	419	275

c.	As to options granted to related parties, see Note 15 C.

d.	Change in the employment terms of related parties

On March 3, 2013 the Company received notices from DLLD Consulting Ltd. (through Dr. Elazar Sonnenschein, the Company’s CEO at that time and one of its controlling shareholders), from the Company’s R&D director and one of its controlling shareholders, and from the Company’s medical director and one of its controlling shareholders, requesting that the Company cancel the reduction of fees and salaries (where relevant) paid to the above controlling shareholders, with effect from the date of issuance of the notice. In light of the above, the fees and the salaries paid to the above controlling shareholders will be increased in the following manner: (a) the fee paid to the CEO of the Company will be increased from NIS 26,280 per month (with the addition of V.A.T. and linkage differences) to NIS 85,700 per month (with the addition of V.A.T. and linkage differences); (b) the salary paid to the Company’s medical director will be increased from USD 25 per hour to USD 50 per hour; and (c) the salary of the Company’s R&D director will be increased from NIS 21,675 per month (employer’s cost approximately NIS 28,000) to NIS 28,300 per month (employer’s cost approximately NIS 36,000).

Amounts relating to waiver of salaries by controlling shareholders during the reporting periods were credited to capital reserve from transactions with controlling shareholders against payroll expenses.

MEDIGUS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 20 -TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued):

e.	On September 29, 2013 an annual special meeting of Company's shareholders was convened, in which the following decisions were made:

1)
Approval of an engagement (through a subsidiary of the Company) in an employment agreement with Mr. Christopher Rowland who was appointed to as CEO of the Company commencing on October 1, 2013, including a private offering of options (see Note 15 C);

2)	Approval of a management agreement between the Company and a company controlled by Dr. Elazar Sonnenschein, who was appointed as Global VP Operations commencing on October 1, 2013;

3)	Approval of a grant in the gross amount of NIS 400 thousand, with the addition of V.A.T., payable to the company controlled by Dr. Sonnenschein in respect of the year 2012;

4)	Extending the term of the employment agreements with Dr. Aviel Roy Shapira and Mr. Menashe Sonnenschein, and setting milestones for the payment of an annual grant.

f.
Kfir Luzzatto and Esther Luzzatto provide patents and trademarks preparation and registration services to the Company through Luzzatto and Luzzatto Patent Attorneys (General Partnership), whose partners are Kfir Luzzatto and Esther Luzzatto, directly and/or indirectly, and through Alandal Ltd., is under the ownership and control of Kfir Luzzatto and/or Esther Luzzatto. In accordance with an agreement between the company and Luzzatto and Luzzatto Patent Attorneys of February 27, 2007, the fee paid by the Company to Luzzatto and Luzzatto Patent Attorneys amounts to USD 125 (plus V.A.T.) per hour invested by a patent attorney partner, patent writer, attorney, engineer, or technical professional, and USD 60 (plus VAT) per hour invested by a technical draftsman. The fee is paid in NIS and is linked to the representative exchange rate of the USD with trade credit terms of Net 60. In addition, Luzzatto and Luzzatto Patent Attorneys is to be reimbursed for its expenses against invoices or actual payment vouchers, including payment to patent attorneys abroad and fees to patent registration offices. It should be noted that the above agreement does not specify the engagement period or the conditions for termination thereof.

On March 24, 2014 and March 27, 2014 the audit committee and the board of directors, respectively, re-approved the terms of the agreement described above, for an additional period of three years in accordance with Amendment No. 16 of the Companies Law.

NOTE 21 - POST BALANCE SHEET EVENTS:

a.	As to the cancelation of a supply agreement on February 12, 2014, See Note 14 (B).

b.
On February 27, 2014, the Global VP Operations of the Company, who is one the key management personnel and one of the controlling shareholders, gave notice of his resignation, which became effective on May 31, 2014.

c.
On March 20, 2014, 18,000 options (Series 4), 40,000 options (Series 6) and 25,000 options (Series A) forfeited and 25,000 options (Series A) expired, due to the termination of the employment of a Company employee.

d.
On March 20, 2014 the Group received FDA 510(k) approval to market the MUSETMII system, the second generation of the Company’s endoscopy system for the treatment of the gastroesophageal reflux disease (GERD).

MEDIGUS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 21 - POST BALANCE SHEET EVENTS (continued):

e.
On May 2, 2014, 60,000 options (Series 6), 52,500 options (Series A) and 126,667 options     (Series B) forfeited and 20,000 options (Series 6), 52,500 options (Series A) and 63,333 options (Series B) expired, due to the termination of the employment of a Company employee .

f.
On June 30, 2014, 60,000 options (Series 4), 200,000 options (Series 6) and 62,500 options (Series A) forfeited and 62,500 options (Series A) expired, due to the termination of the employment of the Company’s Global VP Operations.

g.
On March 24, 2014 and May 26, 2014, the Compensation Committee, and on May 29, 2014 the Company’s Board of Directors, authorized the allotment of 3,410,000 options (Series D), of which 1,230,000 options (Series D) were allotted to Company officers who are not controlling shareholders, and 310,000 options (Series D) to officers who are controlling shareholders of the Company. Each option is convertible into one ordinary share of the Company of NIS 0.01 par value at the exercise price of NIS 0.537, linked to the consumer price index, as set out in the plan.

Accordingly, on July 17, 2014, 3,380,000 options (Series D) were allotted.

The fair value of all  of the 3,380,000 allotted options is approximately NIS 610 thousand. The options vest in four equal tranches, after one, two, three and four years from their grant date and they expire at the end of 6 years from grant date. Calculation of fair value was made and based on the following assumptions: quoted share price of NIS 0.482, standard deviation in annual terms of 39.65%, risk-free interest rate of 1.90%, no dividend expectation, and expected period to exercise of 6 years.

h.
On August 21, 2014 and August 26, 2014, the Company allotted in a private issue, a total of 85,271,536 ordinary shares of the Company, and also a total of 34,108,614 warrants (Series E) for the purchase of an additional 34,108,614 shares for total cash consideration of approximately NIS 39 million. Each warrant (Series E) is exercisable at an exercise price of NIS 0.627 per share during the 36 months following the allotment.

Out of the securities allotted 7,663,109 shares and 3,065,244 warrants (Series E) were allotted to Orbimed Israel Partners Limited Partnership, which is one of  the controlling shareholders of the Company.

The total immediate proceeds (gross) from the allotment of all of the securities offered were approximately NIS 39 million.

Under the terms of the securities purchase agreements, the Company undertook to establish a level 2 American Depository Receipt Facility, or ADR Facility, including the listing of ADRs representing ordinary shares on the NASDAQ or the New York Stock Exchange (NYSE) within seven months of the closing date, or to take all necessary actions in order to permit resale by the investors of their shares (including the shares underlying the warrants) on the TASE by publishing a prospectus or a shelf offering report with the Israeli Securities Authority and the TASE.

MEDIGUS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 21 - POST BALANCE SHEET EVENTS (continued):

The Company will be required to pay liquidated damages by the seven month anniversary of the closing date unless the Company either (i) has a registration statement which permits the investors to sell their shares without restriction or limitation in the United States or (ii) has removed all lock-up restrictions on the trading of the investors' shares (including the shares underlying the warrants) in Israel by filing a prospectus or a shelf offering.  The liquidated damages are payable in cash equal to 2.0% of the aggregate consideration of the investor’s shares and warrants still held by the investors and still subject to any lock up period under Israeli securities laws (which lock up period would otherwise be released by the Company taking either of such actions as set forth above) on every 30th day following the failure to comply with the above two requirements. In any event, liquidated damages cannot be more than 24% in total of the overall proceeds paid to the Company by the applicable investor (hereinafter - the “Agreed Compensation”). In the event the Company fails to meet the condition of paying the Agreed Compensation, the aforementioned amounts will bear monthly interest of 1.5%.

i.	On October 30, 2014, 210,000 options (Series 4) expired at the end of six years from their grant date.

j.	On November 3, 2014, 342,000 options (Series 4) expired at the end of six years from their grant date.

k.	On January 1, 2015, 100,000 options (Series 6) and 93,750 options (Series A) forfeited and 31,250 options (Series A) expired, due to cessation of service as director of the Company.